File pursuant to Rule 424(b)(4)
Registration No. 333-260136

P R O S P E C T U S

7,800,000 Shares

Sonendo, Inc.

Common Stock

This is Sonendo, Inc.’s initial public offering. We are selling 7,800,000 shares of our common stock.

The public offering price is $12.00 per share. Prior to this offering there has been no public market for the common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SONX.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, may elect to comply with certain reduced public reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$12.00	$93,600,000
Underwriting discounts and commissions(1)	$0.84	$6,552,000
Proceeds, before expenses, to us	$11.16	$87,048,000

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 1,170,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about November 2, 2021.

BofA Securities	Goldman Sachs & Co. LLC	Piper Sandler	Stifel

The date of this prospectus is October 28, 2021

SONENDO OUR MISSION To Improve Quality of Life by Saving Teeth and Stopping the Progression of Tooth Decay

THE GENTLEWAVE(R) E SYSTEM Transforming Root Canal Therapy Automating and standardizing cleaning and disinfection of root canals. Enabling better outcomes and less post-op pain.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clinician and dental customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares. In addition, practice and consumer preferences are subject to change. References herein to the markets in which we conduct our business refer to the geographic metropolitan areas in which our clubs are located.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including Sonendo, TDO, GentleWave, SoundSeal and CleanFlow. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in our common stock and may be important to you. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 14 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 88 of this prospectus and “Cautionary Note Regarding Forward-Looking Statements,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Unless the context requires otherwise, references to “Sonendo,” the “Company,” “we,” “us,” and “our,” refer to Sonendo, Inc.

Our Company

We are a commercial-stage medical technology company focused on saving teeth from tooth decay, the most prevalent chronic disease globally. We have developed the GentleWave System, an innovative technology platform designed to treat tooth decay by cleaning and disinfecting the microscopic spaces within teeth without the need to remove tooth structure. Our initial focus is on leveraging the GentleWave System, the first and only FDA-cleared system for root canal therapy, or RCT, that employs a sterilized, single-use procedure instrument, to transform RCT by addressing the limitations of conventional methods. The system utilizes our proprietary mechanism of action, which combines procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, to debride and disinfect deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. The clinical benefits of our GentleWave System when compared to conventional methods of RCT include improved clinical outcomes, such as superior cleaning that is independent of root canal complexity and tooth anatomy, high and rapid rates of healing and minimal to no post-operative pain. In addition to the clinical benefits, the GentleWave System can improve the workflow and economics of dental practices. We began scaling commercialization of our current technology in 2017 and are focused on establishing the GentleWave Procedure as the standard of care for RCT. As of June 30, 2021, we had an installed base of over 700 GentleWave Systems and have treated more than 600,000 patients.

RCT is a treatment for late-stage tooth decay that aims to save the patient’s tooth instead of removing it. Conventional methods of RCT depend primarily on instruments to manually scrape and remove tooth structure and open canals inside the tooth in order to remove and irrigate infected tissue. We believe that conventional methods of RCT do not adequately clean and disinfect the entire root canal system, primarily due to the complexity and uniqueness of each root canal and the inability of current endodontic technologies to effectively reach the microscopic spaces within the tooth. Conventional methods of RCT also generally require extensive use of instrumentation within the root canal system, which can result in the removal of substantial tooth structure, weaken the tooth and impact its long-term survival. This lack of sufficient cleaning and removal of substantial tooth structure can result in poor clinical outcomes, such as high treatment failure rates and significant post-operative pain. In addition, other limitations of conventional methods of performing RCT include: a frequent need for multiple visits to complete the procedure, a lack of standardized procedure protocols and a complex procedure that can be difficult to perform.

Our GentleWave System represents an innovative technology platform and approach to RCT. The GentleWave System is a Class II device and has received 510(k) clearance from the FDA. The key components of our GentleWave System are a sophisticated and mobile console and a pre-packaged, sterilized, single-use procedure instrument, or PI. The GentleWave System utilizes a proprietary mechanism of action that is designed to combine procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics to efficiently and effectively reach microscopic spaces within teeth and dissolve and remove tissue and bacteria with minimal or no removal of tooth structure. We have invested significant resources in establishing a broad intellectual property portfolio that protects the GentleWave Procedure and its unique mechanism of action, as well as future capabilities under development. We believe our GentleWave System transforms the patient and dental practitioner experience and addresses many of the limitations of conventional RCT.

We are committed to continuing to generate evidence to support the clinical benefits of the GentleWave System. These benefits have been demonstrated in-vivo and in-vitro across two prospective, multi-center clinical studies, in real-world, clinical practice and in over 30 peer-reviewed journal publications, including seven independent publications and more than 23 publications by our consultants or sponsored or funded by us. For example, results from our PURE study demonstrated a treatment success rate of 97% at the six- and 12-month follow-ups for patients treated using the GentleWave System.

In the United States and Canada, our direct sales force markets and sells the GentleWave System to dental practitioners performing a high volume of root canals as part of their practice. These practitioners are typically reimbursed, in part, for the cost of our products by third party payors or are otherwise paid directly by patients in connection with procedures performed. Our commercial strategy and sales model involves a focus on driving adoption of our GentleWave System by increasing our installed base of consoles and maximizing recurring PI revenue through increased utilization. We intend to expand the size of our sales and clinician support teams to support our efforts of driving adoption and utilization of the GentleWave System. We also plan to pursue marketing authorizations and similar certifications to enable marketing and engage in other market access initiatives over time in attractive international regions in which we see significant potential opportunity.

We generated revenue of $23.4 million and a net loss of $46.7 million for the year ended December 31, 2020 compared to revenue of $34.7 million and a net loss of $49.3 million for the year ended December 31, 2019. We generated revenue of $15.4 million and a net loss of $22.1 million for the six months ended June 30, 2021, compared to revenue of $8.5 million and a net loss of $23.5 million for the six months ended June 30, 2020. As of June 30, 2021, our accumulated deficit was $285.6 million. The COVID-19 pandemic and the measures imposed impacted our financial results during 2020.

Our Addressable Market Opportunity

Tooth decay refers to the breakdown or damage of one or more layers of dental tissue and is referred to as cavities in the earlier stages and root canal infections in the later stages. Tooth decay is the most prevalent chronic disease globally. In the United States, 92% of adults between the ages of 20 and 64 having had dental cavities in their permanent teeth. The incidence of tooth decay has grown significantly over the past several decades, primarily driven by an aging population and unhealthy diets that are high in sugar and other carbohydrates. The United States spends approximately $148 billion annually on professional dental services, of which we estimate that approximately 55%, or $81 billion, of spending is directly associated with treating tooth decay.

We are focused on utilizing our GentleWave System to transform RCT, which we believe are antiquated and lead to poor clinical outcomes. Our commercial efforts are primarily focused on driving awareness and adoption of our system in our initial target markets of the United States and Canada, where we estimate that approximately 17 million root canal procedures are performed annually, accounting for approximately $17 billion in healthcare-related expenditures. Given the average selling price of our products and our estimates on replacement cycle, and the number of root canals performed annually, we estimate that our total annual addressable market in the United States and Canada is approximately $1.9 billion. We also believe there is a significant opportunity for our GentleWave System in RCT outside the United States and Canada, with more than 50 million root canal procedures performed annually on a global basis including the United States and Canada.

In addition, we are exploring opportunities to leverage our technology platform beyond RCT to treat cavities in earlier-stage tooth decay, for which we estimate there are approximately 175 million procedures performed in the United States each year.

Overview and Limitations of Conventional Methods of Root Canal Therapy

Root canal procedures generally begin with preparing the tooth, which includes x-ray imaging, administration of a local anesthetic to numb the area and isolation of the tooth using a protective sheet to prevent salivary and bacterial contamination. Once the tooth is prepared, conventional methods of RCT are generally divided into three steps: access, shaping and irrigation, and obturation.

•

Access. Dental drills and burs are used to create an opening in the tooth, often referred to as an access cavity, which involves removing a portion of the enamel and dentin to provide access to the pulp chamber.

•

Shaping and Irrigation. Shaping and irrigation is a critical step of RCT that aims to remove bacteria, infection and damaged tissues, and can significantly impact the long-term success of the procedure. During this step, clinicians use a mechanical technique involving endodontic files, referred to as instrumentation, to mechanically scrape the root canal walls and remove tooth structure to reduce the amount of bacteria inside the root canal. Endodontic files are also used to enlarge the canal space to facilitate irrigation and to shape the canals to enable easier obturation later in the procedure. Clinicians then use irrigation to further disinfect the root canals by utilizing a variety of chemicals, techniques and devices to dissolve both organic and inorganic materials. The most common irrigation technique utilizes syringes and needles that are inserted directly into the root canals.

•

Obturation. Once shaping and irrigation is complete, the root canals are typically filled and sealed using an inert, biocompatible material called gutta percha as well as sealers in a process referred to as obturation. The goal of obturation is to create a strong seal for each root canal to prevent bacteria from seeping back into the tooth as well as entomb any residual bacteria that may not have been removed during the procedure. Following obturation, the tooth is restored and a dental crown is placed over the treated area.

While RCT enables treatment of late stage tooth decay without extracting the tooth, conventional methods of performing RCT, particularly shaping and irrigation, have a number of limitations, including:

•

Ineffective cleaning. We believe that conventional methods of RCT do not adequately clean and disinfect the entire root canal system, primarily due to the complexity and uniqueness of each root canal and the inability of current endodontic technologies to reach the microscopic spaces within the tooth. For example, studies have shown that instrumentation alone does not successfully remove all bacteria and infected tissue, and that approximately 74% of all root canal procedures show signs of residual tissue and bacteria post-procedure, most often occurring in regions of the root canal with complex anatomic features.

•

Extensive use of instrumentation. Conventional methods of performing RCT rely on extensive use of instrumentation to remove infected tissue and enlarge root canals in preparation for irrigation. Extensive use of instrumentation within the root canal system can weaken the tooth and impact its long-term survival and is also frequently associated with several risk factors and may increase the likelihood of procedural errors that can result in perforation or fracture and therefore loss of the tooth, or post-operative pain.

•

Poor clinical outcomes. The limitations of conventional methods of RCT may lead to poor clinical outcomes, such as treatment failure and post-operative pain. Published studies have shown that 28% to 74% of endodontic lesions can remain unhealed at 12 months after treatment with conventional methods of RCT. According to published studies, between 29% and 70% of patients undergoing conventional RCT report post-operative pain and the estimated weighted average success rate of conventional methods of RCT at 12+ months after treatment ranges between 68% and 85%.

•

Need for multiple visits. In many cases, conventional methods of performing RCT require multiple visits. Peer-reviewed data shows that approximately half of root canal procedures are completed in a single visit, with more complex cases typically requiring multiple visits.

•

Lack of standardized procedure protocols. Given the uniqueness and complexity of the root canal system, there is generally a lack of standardized protocols for critical steps of conventional RCT, which we believe contributes to unpredictable procedure times and outcomes.

•

Complex procedure. RCT using conventional methods can be difficult to perform due to the complexity and uniqueness of each root canal system, which can lead to outcomes that are dependent on the experience of the clinician and drive large disparities in patient outcomes. General dentists also may elect not to perform some or all root canal procedures due to their complexity, instead referring those patients to endodontists for treatment. In addition, conventional methods of RCT utilize techniques and devices that create aerosols during the procedure, which has become an important issue for clinicians and patients during the COVID-19 pandemic due to the heightened sensitivity to the concerns associated with cross-contamination via aerosols.

Our Solution

We have developed a proprietary technology platform with an innovative approach to the treatment of tooth decay. Our GentleWave System is a Class II device and is FDA-cleared for preparing, cleaning and irrigating teeth indicated for RCT and is the first and only FDA-cleared system for RCT that employs a sterilized, single-use procedure instrument to automate the cleaning and disinfection of microscopic spaces within root canals without the need to remove tooth structure.

In addition to our GentleWave console and single-use procedure instruments, we also offer ancillary single-use products, such as SoundSeal and our Sonendo-branded liquid solution of ethylenediaminetetraacetic acid, or EDTA. SoundSeal is a material used during the GentleWave Procedure to build and create a sealing platform on the top of the crown, which facilitates an airtight seal between the PI and the tooth. Our company-branded EDTA is a liquid used during the GentleWave Procedure to help debride and disinfect the root canal system, and is introduced and circulated throughout the root canal system via the GentleWave System. We also offer our widely used TDO practice management software, which is designed to improve practice workflow and seamlessly integrate with the GentleWave System.

We believe our GentleWave System transforms the patient and clinician experience and addresses many of the limitations of conventional RCT by providing the following key benefits:

Clinical Outcome Benefits

•

Superior cleaning and disinfection. Utilizing our proprietary mechanism of action, the GentleWave System debrides and disinfects deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. Our innovative mechanism of action enables more consistent and complete cleaning and disinfection of the root canal system in a manner that is independent of its complexity and anatomy, and has been observed to clean significantly more debris as well as more complex anatomies compared to conventional methods of RCT.

•

Less invasive procedure. Our technology is designed to clean and disinfect multiple root canals within the root canal system simultaneously, without requiring insertion of our PI into each root canal, thereby reducing the need for instrumentation, removal of healthy tooth structure and common risk factors associated with the excessive use of instrumentation. For example, once the tooth is accessed using traditional access methods, the clinician will generally rely on the GentleWave System’s mechanism of action to debride and disinfect the root canal system. Based on our commercial experience, we have observed that clinicians using the GentleWave System require fewer and smaller files, and in some cases no files, instead of using many files to manually scrape and remove tooth structure and enlarge canals. In addition, in a published in-vitro study, the GentleWave System was observed to completely clean the root canal system of debris and tissue without any instrumentation while leaving the original tooth structure intact.

•

High and rapid rates of healing. In our PURE study, 97% of patients treated using the GentleWave Procedure were healed or healing at the six-month follow-up, which was sustained through the 12-month follow-up. We believe our high and rapid healing rate is the result of the GentleWave System’s novel mechanism of action that enables cleaning and disinfection of microscopic spaces within root canals.

•

Minimal to no post-operative pain. In our PURE study, patients treated using the GentleWave Procedure experienced minimal to no post-operative pain. These results are supported by our commercial experience and clinician feedback, where patients are reporting less post-operative pain and are requiring fewer prescriptions for pain-relieving medications such as opioids. We believe this is due to the ability of our technology to remove and clean even the smallest spaces in the root canal system, the reduced need for and use of instrumentation and the negative pressure of the GentleWave System.

Practice & Clinician Benefits

•

More procedures completed in a single visit. Our GentleWave System empowers clinicians to perform even the most challenging cases in a single visit. We believe single-visit procedures enhance practice efficiency by enabling increased billable visits as well as delivering improved convenience for the patient.

•

Standardized protocol that enables procedure efficiency and predictable outcomes. The GentleWave System is designed to provide a consistent, automated and standardized cleaning and disinfection protocol, regardless of anatomy or complexity. We believe the standardization of this procedure enables clinicians to have a more predictable procedure time and outcome and reduces the number of personnel required for the procedure, freeing up time and improving efficiency.

•

Simple-to-use technology. We designed our technology to enable ease of use due to its standardized treatment protocol and intuitive touch screen interface. In our commercial experience, clinicians are generally able to independently perform procedures following a few days of training.

•

Low risk of cross-contamination. The console and PI together form a closed-loop fluid management system, whereby fluids are delivered via the PI and then collected and evacuated into the waste canister inside the console. The procedure is designed to generate virtually no aerosols, which is not only convenient, but can be comforting for clinicians and patients during the COVID-19 pandemic.

•

Practice differentiating technology with the ability to establish stronger referral relationships with general dentists and attract patients. Based on our commercial experience, we believe clinicians who use and promote our GentleWave System benefit from stronger referral relationships with other general dentists resulting in more profitable practices and differentiation relative to peers who do not use our system.

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

•	Paradigm-shifting platform technology for tooth decay, with an initial focus on transforming root canal therapy.

•	Large market opportunity with significant need for innovation.

•	Compelling and growing body of clinical and real-world evidence.

•	Attractive value proposition for dental practitioners and their patients.

•	Transformative research and development capabilities and a robust intellectual property portfolio.

•	Established and growing digital infrastructure to enhance our business.

•	Recurring revenue business model.

Our Growth Strategies

Our mission is to improve quality of life by saving teeth and stopping the progression of tooth decay. Our goal is to establish the GentleWave Procedure as the standard of care for tooth decay, with an initial focus on transforming RCT. The key elements of our growth strategy are:

•	Drive adoption of the GentleWave System among dental practitioners, with an initial focus on endodontists.

•	Increase utilization of our GentleWave System by partnering with clinicians and increasing awareness among referring dentists and patients.

•	Continue to invest in research and development to drive future innovations and expand our addressable market.

•	Reduce product costs and improve production efficiency.

•	Grow our footprint into international markets.

Recent Developments

Preliminary Estimated Results as of and for the Three Months ended September 30, 2021

We expect preliminary unaudited total revenue for the three months ended September 30, 2021 will be approximately $7.7 million to $7.9 million, as compared to approximately $6.1 million for the same period in 2020. Included in total revenue, we expect product revenue for the three months ended September 30, 2021 will be approximately $6.0 million to $6.2 million, as compared to approximately $4.7 million for the same period in 2020, and we expect software revenue for the three months ended September 30, 2021 will be approximately $1.7 million, as compared to approximately $1.5 million for the same period in 2020. Included in product revenue for the three months ended September 30, 2021, we expect revenue generated from the sale of GentleWave consoles will be approximately $1.7 million to $1.8 million, as compared to approximately $1.2 million for the same period in 2020, and revenue generated from the sale of PIs will be approximately $3.6 million to $3.7 million, as compared to approximately $2.8 million for the same period in 2020. We expect gross profit for the three months ended September 30, 2021 will be approximately $1.8 million to $2.1 million, as compared to approximately $1.2 million for the same period in 2020, gross margin for the three months ended September 30, 2021 will be approximately 24% to 27%, as compared to approximately 20% for the same period in 2020, and loss from operations for the three months ended September 30, 2021 will be approximately $10.8 million to $11.8 million, as compared to approximately $9.6 million for the same period in 2020. We expect our preliminary unaudited cash and cash equivalents as of September 30, 2021 will be approximately $13.7 million, and our unaudited indebtedness under our amended and restated credit agreement as of September 30, 2021 will be approximately $26.4 million, with approximately $20 million in available borrowing capacity under such agreement as of such date.

We have provided a range for the preliminary and unaudited financial results described above primarily because our financial closing procedures for the three months ended September 30, 2021 are not yet complete. The preliminary estimates for the three months ended September 30, 2021 presented above have been prepared by, and are the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. As a result, there is a possibility that our final results will vary from these preliminary estimates. We undertake no obligation to update or supplement the information provided above until we release our results of operations as of and for the three months ended September 30, 2021, which will not occur until after this offering is completed. Accordingly, you should not place undue reliance upon these preliminary financial results. For example, during the course of the preparation of the respective financial statements and related notes, additional items may be identified that would require material adjustments to be made to the preliminary estimated results presented above. There can be no assurance that these estimates will be realized, these estimates are subject to risks and uncertainties, many of which are not within our control, and are not indicative of any future period. See the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

•

We are an early-stage company with a history of significant net losses, we expect to continue to incur operating losses for the foreseeable future and we may not be able to achieve or sustain profitability.

•

Our revenue is primarily generated from sales of our GentleWave console and the accompanying single-use PIs, as well as TDO software, and we are therefore highly dependent on the success of those offerings.

•

The commercial success of our GentleWave System and the GentleWave Procedure will depend upon the degree of market acceptance of our products by dental practitioners and upon maintaining strong working relationships with our existing customers.

•

We have limited experience in training and marketing and selling our products and we may provide inadequate training, fail to increase our sales and marketing capabilities or fail to develop and maintain broad brand awareness in a cost-effective manner.

•

We have limited experience manufacturing our products in large-scale commercial quantities and we face a number of manufacturing risks that may adversely affect our manufacturing abilities which could delay, prevent or impair our growth.

•

We depend upon third-party suppliers, including contract manufacturers and single source suppliers, making us vulnerable to supply shortages and price fluctuations that could negatively affect our business, financial condition and results of operations.

•	Our business, financial condition, results of operations and growth have been adversely impacted by the effects of the COVID-19 pandemic and may continue to be adversely impacted.

•

Even if this offering is successful, we may need additional funding beyond the proceeds of this offering to finance our planned operations, and may not be able to raise capital when needed, which could force us to delay, reduce or eliminate one or more of our product development programs and future commercialization efforts.

•

Our history of recurring losses and accumulated deficit raise substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

•

Our TDO software and our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches, and such failure could negatively affect our business, financial condition and results of operations.

•	The sizes of the addressable markets for our GentleWave System have not been established with precision and our potential market opportunity may be smaller than we estimate and may decline.

•	Our products and operations are subject to extensive government regulation and oversight in the United States.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Corporate Information

We were initially formed under the laws of the state of Delaware in June 2006 under the name Dentatek Corporation. In March 2011, we changed our name to Sonendo, Inc. Our principal executive office is located at 26061 Merit Circle, Suite 102 Laguna Hills, CA 92653 and our telephone number is (949) 766-3636. Our website address is www.sonendo.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	7,800,000 shares.

Common stock to be outstanding after this offering	26,280,075 shares (or 27,450,075 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 1,170,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $84.0 million (or approximately $97.0 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to support the growth of our business, including to expand our commercial organization and increase our sales and marketing programs, to fund our research and development activities and clinical initiatives to support adoption of our products, and the remainder for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

New York Stock Exchange symbol	“SONX.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See “Underwriting — Reserved Shares” for additional information.

The number of shares of our common stock to be outstanding after this offering is based on 18,480,075 shares of our common stock outstanding as of June 30, 2021, which includes 17,031,887 shares of our common stock issuable upon the conversion of all of our outstanding shares of convertible preferred stock and 224,842 shares of our common stock issuable in connection with the settlement of our outstanding forward obligation upon completion of this offering, and excludes:

•	176,528 shares of our common stock issuable upon the exercise of options granted after June 30, 2021, with a weighted-average exercise price of $13.36 per share;

•

180,819 shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of June 30, 2021, with a weighted-average exercise price of $18.01 per share, which will convert into warrants to purchase shares of our common stock upon the closing of this offering;

•

150,684 shares of our common stock issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock issued after June 30, 2021, with an exercise price of $20.08 per share, which will convert into warrants to purchase shares of our common stock upon the closing of this offering;

•

2,436,690 shares of our common stock issuable upon the exercise of outstanding options under our 2017 Sonendo, Inc. Stock Incentive Plan, or the 2017 Plan, and our 2007 Stock Plan, or the 2007 Plan, in each case, as of June 30, 2021, with a weighted-average exercise price of $5.97 per share;

•

3,416,410 shares of our common stock that will become available for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to the provisions of the 2021 Plan that automatically increase the share reserve under the 2021 Plan;

•

525,600 shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to the provisions of the ESPP that automatically increase the share reserve under the ESPP; and

•

910,586 shares of our common stock, based on the initial public offering price of $12.00, issuable upon the exercise of options or the vesting of restricted stock units, to be granted to certain employees and directors under our 2021 Plan, which will become effective in connection with the completion of this offering.

Unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the closing of this offering;

•	a 1-for-1.825 reverse stock split of our common stock effected on October 22, 2021;

•

the conversion of all 17,031,887 outstanding shares of our convertible preferred stock as of June 30, 2021 into an equal number of shares of our common stock upon the closing of this offering, or the Preferred Stock Conversion;

•	the issuance of 224,842 shares of common stock in connection with the settlement of our outstanding forward obligation upon the completion of this offering, or the Forward Settlement;

•

the conversion of all warrants to purchase shares of our convertible preferred stock outstanding as of June 30, 2021 into warrants to purchase 180,819 shares of our common stock in connection with the Preferred Stock Conversion, or the Warrant Conversion;

•	no exercise of the outstanding options or warrants referred to above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statement of operations data for the six months ended June 30, 2020 and 2021 and our summary consolidated balance sheet data as of June 30, 2021 from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as our annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments, that are necessary to present fairly the statement of financial position as of June 30, 2021 and our results of operations for the six months ended June 30, 2020 and 2021. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the six months ended June 30, 2021 are not necessarily indicative of results that may be expected for the full fiscal year or any other period. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Statement of Operations Data:	(in thousands, except share and per share data)
Product revenue	$29,156	$17,338	6,015	11,980
Software revenue	5,575	6,013	2,533	3,439

Total revenue	34,731	23,351	8,548	15,419
Cost of sales	25,662	19,466	7,619	11,584

Gross profit	9,069	3,885	929	3,835
Operating expenses:
Selling, general and administrative	35,560	26,695	13,621	13,905
Research and development	18,967	20,461	9,631	9,677
Change in fair value of contingent earnout	620	(473)	(508)	(7)

Total operating expenses	55,147	46,683	22,744	23,575

Loss from operations	(46,078)	(42,798)	(21,815)	(19,740)
Other income (expense), net:
Interest and financing costs, net	(2,842)	(3,961)	(1,797)	(2,148)
Change in fair value of warrant liabilities	225	346	67	(17)
Change in fair value of forward obligation	(600)	(250)	—	(150)

Loss before income tax benefit	(49,295)	(46,663)	(23,545)	(22,055)
Income tax expense	(2)	(2)	—	—

Net loss and comprehensive loss	$(49,297)	$(46,665)	(23,545)	(22,055)

Net loss per share attributable to common stock – basic and diluted(1)	$(42.48)	$(39.02)	(19.74)	(18.20)

Weighted-average shares used in computing net loss per share attributable to common stock – basic and diluted(1)	1,160,387	1,195,944	1,192,866	1,211,645

Pro forma net loss per share attributable to common stock – basic and diluted (unaudited)(2)		$(2.53)		$(1.19)

Pro forma weighted-average shares used in computing net loss per share attributable to common stock – basic and diluted (unaudited)(2)		18,452,673		18,468,374

(1)

See Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and weighted average shares of common stock outstanding.

(2)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net loss per share, basic and diluted and the number of shares used in the computation of the per share amounts.

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,729	$25,729	$109,680
Working capital(3)	(4,004)	(4,004)	79,947
Total assets	52,499	52,499	136,450
Total liabilities	46,107	41,276	41,276
Warrant liabilities	1,931	—	—
Forward obligation	2,900	—	—
Convertible preferred stock	281,342	—	—
Total stockholders’ (deficit) equity	(274,950)	11,223	95,174

(1)

Reflects (i) the Preferred Stock Conversion, (ii) the Forward Settlement, (iii) the Warrant Conversion and the related reclassification of our warrant liabilities to stockholders’ equity, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the closing of this offering.

(2)

Reflects the pro forma adjustments described in footnote (1) above and the sale by us of 7,800,000 shares of common stock in this offering at the initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

We define working capital as current assets less current liabilities. See our consolidated financial statements and our unaudited interim condensed consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We are an early-stage company with a history of significant net losses, we expect to continue to incur operating losses for the foreseeable future and we may not be able to achieve or sustain profitability.

We have incurred significant net losses in each reporting period since our inception. For the years ended December 31, 2019 and 2020, we had a net loss of $49.3 million and $46.7 million, respectively, and for the six months ended June 30, 2021 and 2020, we had a net loss of $22.1 million and $23.5 million, respectively. We expect to continue to incur additional losses in the future. As of December 31, 2020 and June 30, 2021, we had an accumulated deficit of $263.5 million and $285.6 million, respectively. To date, we have financed our operations primarily through net proceeds from the sale of our redeemable convertible preferred stock in private placements, indebtedness, including our credit agreement and, to a lesser extent, product and software revenue from sales of our GentleWave System and TDO business. The losses and accumulated deficit have primarily been due to the substantial investments we have made to develop our products and software, costs related to our sales and marketing efforts, including costs related to clinical and regulatory initiatives to obtain marketing clearance or approval, and infrastructure improvements.

We may also encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage medical technology companies in rapidly evolving fields. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we expect to continue to incur significant operating losses for the foreseeable future and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. Our failure to achieve and sustain profitability in the future will make it more difficult to finance our capital requirements needed to operate our business and accomplish our strategic objectives, which would have a material adverse effect on our business, financial condition and results of operations and cause the market price of our common stock to decline.

Our revenue is primarily generated from sales of our GentleWave console and the accompanying single-use PIs, as well as TDO software, and we are therefore highly dependent on the success of those offerings.

To date, substantially all of our revenue has been derived, and we expect it to continue to be substantially derived, from sales of our GentleWave console and the accompanying single-use PIs, as well as TDO software. Our GentleWave console and the accompanying single-use PIs are used to deliver the GentleWave Procedure, an advanced procedure used to treat tooth decay and save teeth by cleaning and disinfecting microscopic spaces within teeth. We began scaled commercialization of our current suite of products in the United States in 2017 and dental practitioner awareness of, and experience with, our products has been and is currently limited. As a result, our products have limited product and brand recognition within the dental industry as an alternative to the conventional methods of performing root canal therapy. We do not have a long history operating as a commercial company, and the novelty of our products, together with our limited commercialization experience, makes it difficult to evaluate our current business and predict our future prospects with precision. These factors also make it difficult for us to forecast our financial performance and future growth, and such forecasts are subject to a number of uncertainties, including those outside of our control.

In addition, because we devote substantially all of our resources to our products and software and rely on these offerings as our primary source of revenue, any factors that negatively impact our offerings or result in a decrease in sales could have a material adverse effect on our business, financial condition and results of operations and cause the market price of our common stock to decline.

Our quarterly and annual operating results may fluctuate significantly and may not fully reflect the underlying performance of our business. This makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual results of operations, including our revenue, profitability and cash flow, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Such fluctuations in quarterly and annual operating results may decrease the value of our common stock. Because our quarterly operating results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of adoption of and demand for our offerings and the GentleWave Procedure;

•

positive or negative coverage in the media or clinical publications, or changes in public, patient and/or dental practitioner perception, of our products or competing products and treatments, including our brand reputation;

•	the degree of competition in our industry and any change in the competitive landscape, including consolidation among competitors or future partners;

•	any safety, reliability or effectiveness concerns that arise regarding our products or other procedures to treat tooth decay;

•	unanticipated pricing pressures in connection with the sale of our products and downward pressure on healthcare costs in general;

•	the effectiveness of our sales and marketing efforts, including our ability to deploy a sufficient number of qualified sales representatives to sell and market our products;

•

the timing of product orders or procedures using our products and the number of available selling days in any quarterly period, which can be impacted by holidays, the mix of products sold and the geographic mix of where products are sold;

•	changes in reimbursement rates by government or commercial payors;

•	unanticipated delays in product development or product launches;

•	the cost of manufacturing our products, which may vary depending on the quantity of production, cost of labor and components and the terms of our arrangements with third-party suppliers;

•	our ability to raise additional capital on acceptable terms, or at all, if needed to support the commercialization of our products;

•

disruptions to our business and operations or to the business and operations of our suppliers and other third parties with whom we conduct business resulting from the COVID-19 pandemic or other widespread health crises such as the COVID-19 pandemic;

•	our ability to achieve and maintain compliance with all regulatory requirements applicable to our products and services;

•	our ability to obtain, maintain and enforce our intellectual property rights;

•

our ability and our third-party suppliers’ ability to supply the components of our products in a timely manner, in accordance with our specifications, and in compliance with applicable regulatory requirements; and

•	introduction of new products, technologies or alternative treatments for tooth decay that compete with our products.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could deviate materially from our expectations and our business could suffer.

This variability and unpredictability could also result in our failure to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, it will negatively affect our business, financial condition and results of operations and cause the market price of our common stock to decline.

The terms of our credit agreement require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

As of June 30, 2021, there was $30.0 million in principal outstanding under our credit agreement with Perceptive Credit Holdings, LP. On August 23, 2021, we amended this credit agreement to transfer and assign the loans thereunder to Perceptive Credit Holdings III, LP and entered into an amended and restated credit agreement and guaranty. Our indebtedness under this amended and restated agreement is secured by substantially all of our assets. The agreement contains a number of affirmative and restrictive covenants, including financial covenants, and the terms may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

The amended and restated credit agreement contains customary representations and warranties and affirmative covenants and also contains certain restrictive covenants, related to, among others, limitations on the incurrence of additional debt, liens and other encumbrances on property, fundamental changes and acquisitions, including mergers, consolidations and liquidations, changes to our type of business, use of cash and investment activities, dividends and other payments in respect of our capital stock, payments and prepayments of certain debt, changes in our fiscal year, sales of assets transactions with affiliates, licensing arrangements, modifications to material agreements and foundational documents, sale and leaseback arrangements and handling of hazardous materials. The amended and restated credit agreement also includes financial covenants that require us to (i) maintain, at all times, a minimum aggregate balance of $3.0 million in cash in one or more controlled accounts, and (ii) satisfy certain minimum revenue thresholds, measured for the twelve consecutive month period on each calendar quarter-end until June 30, 2026. These thresholds increase over time and range from $26.4 million for the twelve month period ended September 30, 2021 to $95.3 million for the twelve month period ended June 30, 2026. Failure to satisfy these financial covenants would constitute an event of default under the agreement.

The credit agreement also contains customary events of default. If we fail to comply with our affirmative and restrictive covenants, including the financial covenants, payments or other terms of the agreement, our lender could declare an event of default, which would give it the right to terminate its commitments and declare all amounts outstanding under the amended and restated agreement immediately due and payable, together with accrued interest and all fees and other obligations. The amount of such repayment will include payment of any prepayment premium applicable due to the time of such payment. In addition, upon the occurrence and during the continuance of any event of default, the applicable margin will increase by 3.00% per annum to 12.25%. In addition, our lender would have the right to proceed against the assets we provided as collateral. If the debt under the amended and restated credit agreement were accelerated, we may not have sufficient cash or be able to sell sufficient assets to repay this debt, which would harm our business and financial condition. Based on our current operating plan, we expect that our existing cash and cash equivalents will not be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the date of this prospectus. This estimate is based on our current assumptions, including assumptions relating to our ability to manage our spending, that might prove to be wrong, and we could use available capital resources sooner than currently expected. If we do not have or are unable to generate sufficient cash to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, our assets could be foreclosed upon and we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern. Moreover, regardless of a potential event of default, the debt under the amended and restated credit agreement matures on August 23, 2026. As a result, we may need to refinance or secure separate financing in order to repay amounts outstanding when due, however, no assurance can be given that an extension will be granted, that we will be able to renegotiate the terms of the agreement with the lender or that we will be able to secure separate debt or equity financing on favorable terms, if at all.

In order to service our indebtedness, we need to generate cash from our operating activities or additional equity or debt financing. Our ability to generate cash is subject, in part, to our ability to successfully execute our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financings will be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. To the extent we are required to use cash from operations or the proceeds of any future financing to service our indebtedness instead of funding working capital, capital expenditures or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This may place us at a competitive disadvantage compared to our competitors that have less indebtedness.

Even if this offering is successful, we may need additional funding beyond the proceeds of this offering to finance our planned operations, and may not be able to raise capital when needed, which could force us to delay, reduce or eliminate one or more of our product development programs and future commercialization efforts.

Since our inception, we have incurred significant net losses and expect to continue to incur net losses for the foreseeable future. Since our inception, our operations have been financed primarily by net proceeds from the sale of our redeemable convertible preferred stock in private placements, indebtedness and, to a lesser extent, product revenue from sales of our GentleWave console and single-use PIs and software revenue from our TDO business. As of June 30, 2021, we had $25.7 million in cash and cash equivalents, and an accumulated deficit of $285.6 million. Based on our current operating plan, we currently believe that our cash and cash equivalents, anticipated revenue and available debt financing arrangements, together with the net proceeds from this offering, will be sufficient to meet our capital requirements and fund our operations through at least the next 12 months from the date of this prospectus. However, we have based these estimates on assumptions that may prove to be wrong, including our estimates regarding the amount of the net proceeds from this offering, and we could utilize our available capital resources sooner than we currently expect. Changing circumstances could result in lower revenues or cause us to consume capital significantly faster than we currently anticipate, and we may need to raise capital sooner or in greater amounts than currently expected because of circumstances beyond our control.

Even after the consummation of this offering, we may require additional capital in the future as we expect to continue to invest in expanding our sales and marketing organization, research and development of product improvements and future products, and clinical studies designed to support the adoption and utilization of our products. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. To the extent additional capital is necessary, there are no assurances that we will be able to raise additional capital on favorable terms or at all, and therefore we may not be able to execute our business plan. Our future funding requirements will depend on many factors, including:

•	the degree and rate of market acceptance of our current and future products and the GentleWave Procedure;

•	the scope and timing of investment in our sales force and expansion of our commercial organization;

•	the impact on our business from the ongoing and global COVID-19 pandemic and the end of the COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease;

•	the cost of our research and development activities;

•	the cost and timing of additional regulatory clearances or approvals;

•	the costs associated with any product recall that may occur;

•	the costs associated with the manufacturing of our products at increased production levels;

•	the costs of attaining, defending and enforcing our intellectual property rights;

•	whether we acquire third-party companies, products or technologies;

•	the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

•	the scope, rate of progress and cost of our any clinical studies and registries;

•	the emergence of competing new products, technologies or alternative treatments or other adverse market developments; and

•	the rate at which we expand internationally.

We may seek to raise additional capital through equity offerings or debt financings and such additional financing may not be available to us on acceptable terms, or at all. In addition, any additional equity or debt financing that we raise may contain terms that are not favorable to us or our stockholders. For example, if we raise funds by issuing equity or equity-linked securities, the issuance of such securities could result in dilution to our stockholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline, and the price per share at which we sell additional shares of our common stock, or securities convertible into or exercisable or exchangeable for shares of our common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

In addition, the terms of debt securities issued or borrowings could impose significant restrictions on our operations including restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to pay dividends, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. For example, our current credit agreement prohibits us from incurring certain additional indebtedness without the consent of our lender. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, such as relinquishment or licensing of certain technologies or products that we otherwise would seek to develop or commercialize ourselves, or reserve for future potential arrangements when we might otherwise be able to achieve more favorable terms. In addition, we may be forced to work with a partner on one or more of our products or market development programs, which could lower the economic value of those programs to us.

If we are unable to obtain adequate financing on terms satisfactory to us when we require it, we may be required to terminate or delay the development of one or more of our products, delay clinical trials necessary to market our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited, which could have a material adverse effect on our business, financial condition and results of operations.

Our history of recurring losses and accumulated deficit raise substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred operating losses to date and it is possible we will never generate profit. We have concluded that substantial doubt exists regarding our ability to continue as a going concern. Our audited consolidated financial statements appearing at the end of this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to our ability to operate on a going concern basis.

If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties due to concerns about our ability to meet our contractual obligations.

Risks Related to Our Business and Industry

The commercial success of our GentleWave System and the GentleWave Procedure will depend upon the degree of market acceptance of our products by dental practitioners.

Our success will depend, in large part, on the acceptance of our GentleWave System as effective, reliable, easy to use and cost-effective. We believe the GentleWave Procedure represents a new approach for treating tooth decay by effectively debriding and disinfecting deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. We believe that market acceptance will be driven primarily by dental practitioners, and if they do not adopt the concept of a less invasive, fluid-based technology and perceive such technology as having significant advantages over other surgical alternatives, patients will be less likely to accept or be offered the GentleWave Procedure and we will fail to meet our business objectives. Dental practitioners’ perceptions of such technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, effective, cost-effective and represent acceptable methods of treatment. Even if we can prove the effectiveness of the GentleWave Procedure through in vitro and clinical trials, there may not be broad adoption and use of our products and dental practitioners may elect not to use our products for any number of other reasons, including:

•	lack of experience with our products and concerns that we are relatively new to market;

•	perceived liability risk generally associated with the use of new products and treatment options, and with respect to converting from existing software and systems to our software offering;

•

lack or perceived lack of (i) sufficient clinical evidence regarding our claims of superior cleaning and disinfection in a less invasive procedure, high and fast rates of healing, minimal to no post-operative pain and (ii) long-term data, supporting clinical benefits or the cost-effectiveness of our products over existing treatment alternatives;

•

the failure of key opinion leaders to provide recommendations regarding our products, or to assure dental practitioners and healthcare payors of the benefits of our products as an attractive alternative to other treatment options;

•	perception that our products are unproven in practice and our failure to maintain practice and dental practitioner benefits;

•	long-standing relationships with companies and distributors that sell other products or treatment options for treating tooth decay;

•	concerns over the capital investment required to purchase our GentleWave System and perform the GentleWave Procedure;

•	lack of availability of adequate third-party payor coverage or reimbursement;

•	pricing pressure, including from Dental Service Organizations;

•	competitive response and negative selling efforts from providers of alternative treatments;

•	limitations or warnings contained in the labeling cleared or approved by the FDA or approved or certified by other authorities or bodies.

We believe that educating notable industry key opinion leaders and dental practitioners about the merits and benefits of our GentleWave System, such as safety, performance, ease of use and efficiency, is one of the key elements of increasing the adoption of our products. If they do not adopt our products for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and it will negatively affect our business, financial condition, prospects and results of operations.

Even if our GentleWave System achieves widespread market acceptance, it may not maintain such level of market acceptance over the long term if competing products or technologies, which are more cost-effective or received more favorably, are introduced. In addition, our limited commercialization experience makes it difficult to evaluate our current business and predict our future prospects. We cannot predict how quickly, if at all, dental practitioners and patients will accept our GentleWave System or, if accepted, how frequently it will be used. Failure to achieve or maintain market acceptance and/or market share could materially and adversely affect our ability to generate revenue and would have a material adverse effect on our business, financial condition and results of operations.

The continuing acceptance of our products depends upon maintaining strong working relationships with our existing clinician and dental customers.

The development, marketing, and sale of our products depends upon our ability to maintain strong working relationships with dental practitioners and other key opinion leaders. We rely on these professionals’ knowledge and experience for the development and sale of our products. Among other things, dental practitioners assist us in product development matters and provide public presentations at trade conferences regarding our products. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could harm our business, financial condition and results of operations.

Demand for our products may not increase as rapidly as we anticipate or may decrease due to a variety of factors, including resistance to non-conventional treatment methods.

Consumer spending habits are affected by, among other things, pandemics, prevailing economic conditions, levels of employment, salaries and wage rates, debt obligations, discretionary income, consumer confidence and consumer perception of current and future economic conditions. A decrease in U.S. or certain international economies or an uncertain economic outlook, both of which have or are occurring as a result of the COVID-19 pandemic, would adversely affect consumer spending habits which may, among other things, result in reduced patient traffic in dental practitioners’ offices or a reduction in the demand for dental services generally, which may result in dental practitioners postponing investments in capital equipment, such as our GentleWave System, and less demand for our single-use PIs, both of which would adversely affect our sales and operating results.

In addition, the GentleWave Procedure is a novel procedure and represents a change from conventional RCT. Clinicians and consumers may not find our products or the GentleWave Procedure cost-effective or preferable to conventional methods of treatment, or may believe the GentleWave Procedure is appropriate for only a limited percentage of patients. In addition, they may be reluctant to adopt our novel GentleWave Procedure due to a lack of long-term data, supporting clinical benefits or the cost-effectiveness of our products over existing and conventional treatment alternatives. Increased market acceptance of our products depends in part upon the recommendations of dental professionals, as well as other factors including effectiveness, safety, ease of use, reliability, safety, and price compared to competing products and treatment methods.

Our future success is dependent upon our ability to increase penetration in our existing markets and expand into adjacent markets.

Currently, we are focused on leveraging our GentleWave System to transform conventional methods of performing RCT, which we believe are antiquated and lead to poor clinical outcomes. Our success will depend upon our ability to increase our market penetration. We cannot guarantee that we will be able to further penetrate our existing markets or that these markets will be able to sustain our current and future product and service offerings. Any failure to increase penetration in our existing markets would adversely affect our ability to improve our operating results.

The extent of our success will also depend on our ability to further expand into adjacent markets, such as the treatment of cavities and earlier-stage tooth decay. We plan to generate supporting publications and data for such alternative treatment, as well as pursue any required regulatory clearances and approvals. We may be unsuccessful in receiving such regulatory clearances and approvals or supporting data and our efforts to expand the application of our GentleWave System may fail. Our failure to further expand in new markets and attract new customers could adversely affect our ability to improve our operating results.

We have limited experience in training and marketing and selling our products and we may provide inadequate training, fail to increase our sales and marketing capabilities or fail to develop and maintain broad brand awareness in a cost-effective manner.

We have limited experience marketing and selling our products. We currently rely on our direct sales force to sell our products in targeted geographic regions and territories, and any failure to maintain and grow our direct sales force could harm our business. The members of our direct sales force are adequately trained and possess technical expertise, which we believe is critical in driving the awareness and adoption of our products. The members of our sales force are at-will employees. The loss of these personnel to competitors, or otherwise, could materially harm our business. If we are unable to retain our direct sales force personnel or replace them with individuals of comparable expertise and qualifications, or if we are unable to successfully instill such expertise in replacement personnel, our product sales, revenues and results of operations could be materially harmed.

In order to generate future growth, we plan to continue to significantly expand and leverage our commercial infrastructure to increase our base of clinicians and increase awareness and adoption by existing clinician and dental customers to drive our growth. Identifying and recruiting qualified sales and marketing professionals and training them on our products and the GentleWave Procedure, on applicable federal and state laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It can take several months or more before a sales representative is fully trained and productive. Our sales force may subject us to higher fixed costs than those of companies with competing products or treatments that can utilize independent third parties, placing us at a competitive disadvantage. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in product sales and revenue, and our higher fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products. Any failure to hire, develop and retain talented sales personnel, to achieve desired productivity levels in a reasonable period of time or timely reduce fixed costs, could have material adverse effect on our business, financial condition and results of operations.

Our ability to increase our base of clinicians and achieve broader market acceptance of our products will depend, to a significant extent, on our ability to expand our sales and marketing and educational efforts. We plan to dedicate significant resources to our sales and marketing and educational programs. Our business may be harmed if these efforts and expenditures do not generate a corresponding increase in revenue.

In addition, we believe that developing and maintaining broad awareness of the GentleWave Procedure in a cost-effective manner is critical to achieving broad acceptance of our products and reaching new dental practitioners and patients. Promotion and educational activities may not generate dental practitioner awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur. If we fail to successfully promote the GentleWave Procedure in a cost-effective manner, we may fail to attract or retain the market acceptance necessary to realize a sufficient return on our promotional and educational efforts, or to achieve broad adoption of our products.

We may not be able to obtain or maintain adequate levels of third-party coverage and reimbursement, and third parties may rescind or modify their coverage or delay payments related to our products.

We derive the majority of our revenue from sales of our GentleWave console and single-use PIs to dental practitioners. Sales of our products will depend, in part, on the extent to which the procedures using our products are covered and reimbursed by third-party payors, including private insurers and government healthcare programs such as Medicare Advantage plans and plans purchased through the ACA marketplace. Where third-party payor coverage is not available, patients are responsible for all of the costs associated with treatment using our products. Even if a third-party payor covers a particular treatment that uses our products, the resulting reimbursement rate may not be adequate to cover a provider’s cost to purchase our products or ensure such purchase is profitable for the provider.

Coverage and reimbursement by governmental and third-party payors may depend upon a number of factors, including the determination that the product or service and its use or administration for a particular patient is:

•	a covered benefit;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	supported by guidelines established by the relevant professional societies;

•	cost-effective; and

•	neither experimental nor investigational.

Our clinician and dental customers typically bill third-party payors for the costs and fees associated with the procedures in which our products are used. Because there is often no separate reimbursement for supplies used in a root canal procedure or for the purchase of the capital equipment needed to perform a procedure, the additional cost associated with the use of our products can affect the profit margin of the dental practitioner. Some of our target customers may be unwilling to adopt our products in light of potential additional associated cost. In addition, clinicians that perform the procedure may be subject to reimbursement claim denials upon submission of the claim. Clinicians may also be subject to recovery of overpayments if a payor makes payment for the claim and subsequently determines that the payor’s coding, billing or coverage policies were not followed. These events, or any other decline in the amount payors are willing to reimburse our clinician and dental customers, could make it difficult for existing customers to continue using or to adopt our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which could have a material adverse effect on our business, financial condition and results of operations and impair our ability to grow our business.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs by limiting coverage and the amount of reimbursement for particular products. In addition, no uniform policy of coverage and reimbursement for procedures using our products exists among third-party payors. Therefore, coverage and reimbursement for procedures using our products can differ significantly from payor to payor. Obtaining coverage and reimbursement can be a time-consuming process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to satisfy governmental and third-party payors that procedures using our products should be covered and reimbursed.

Payors continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and procedures. There can be no assurance that third-party payor policies will provide coverage for procedures in which our products are used. Many third-party payors do not currently cover our products and the related procedures because they have determined that our products and the related procedures are experimental or investigational. When our products and the related procedures are reimbursed, they are reimbursed primarily on a per-patient prior authorization basis for patients covered by commercial insurers.

Further, future coverage and reimbursement may be subject to increased restrictions, such as additional prior authorization requirements, both in the United States and in relevant international markets in which we plan to operate. Third-party coverage and reimbursement for procedures using our products or any of our products in development for which we may receive regulatory clearance, approval or certification may not be available or adequate in either the United States or international markets. Further, other root canal treatments may be more widely covered or subject to different co-pay policies and requirements, which could impact demand for our products. If dental practitioner and/or patient demand for our products is adversely affected by changes in third-party reimbursement policies and decisions, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve or maintain satisfactory pricing and margins for our products.

Manufacturers of medical devices have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for our current or any new products or maintain prices at the levels we have historically achieved. For example, any decline in the amount that payors reimburse clinicians for our products could make it difficult for them to continue using, or to adopt, our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, including during any international expansion, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. Additionally, some parts of the dental market continue to be impacted by price competition which are driven in part by the consolidation of dental practices, innovation and product advancements, and the price sensitivity of consumers and patients. We will continue to be subject to significant pricing pressure, which could harm negatively affect our business, financial condition and results of operations.

We face competition from many sources, including larger companies, and we may be unable to compete successfully.

We operate in a highly competitive industry that is significantly affected by the introduction of new products and technologies and other activities of industry participants. Our products and the GentleWave

Procedure represent an innovative approach to the treatment of tooth decay and, as a result, our treatment method competes directly against conventional methods of treating root canals, including sonic, ultrasonic and laser-assisted irrigation devices. We compete with manufacturers and suppliers of devices, instruments and other supplies used in connection with such conventional treatments. The market for these devices and instruments is highly fragmented with primary supply chains concentrated across a few larger manufacturers and distributors, such as Dentsply Sirona, Envista and Henry Schein.

Many of our competitors have longer, more established operating histories, and significantly greater name recognition and financial, technical, marketing, sales, distribution and other resources, which may prevent us from achieving significant market penetration or improved operating results. These companies may enjoy several other competitive advantages, including established relationships with dental practitioners who are familiar with other alternatives for performing root canals, additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage and established sales, marketing and worldwide distribution networks.

We believe the primary competitive factors for companies that market new or alternative treatments and solutions in dental applications include acceptance by leading clinicians, patient outcomes and adverse event rates, patient experience and treatment time, ease-of-use and reliability, patient recovery time and level of discomfort, economic benefits and cost savings, intellectual property protection and the development of successful sales and marketing channels. One of the major hurdles to widespread adoption of our solutions will be overcoming established treatment patterns, which will require education of patients, clinicians and their referral sources.

In addition, we may compete with additional competitors and products outside the United States and Canada when we pursue plans to market our products internationally. Among other competitive advantages, such companies may have more established sales and marketing programs and networks, established relationships with clinicians and greater name recognition in such markets.

If we are unable to continue to innovate and improve our GentleWave System, we could lose market share.

Our success will depend on our ability to keep ahead of innovative developments in the treatment of tooth decay and performance of root canal treatments. It is critical to our competitiveness that we continue to innovate and make improvements to our GentleWave System’s functionality and efficiency. If we fail to make improvements to our GentleWave System’s functionality over time, our competitors may develop products that offer features and functionality similar or superior to those of our GentleWave System or that are more cost-effective than our GentleWave System. Our failure to make continuous improvements to our GentleWave System to keep ahead of the products of our competitors could result in the loss of market share that would adversely affect our business, results of operations, and financial condition.

New product development involves a lengthy and complex process and we may be unable to develop or commercialize products on a timely basis, or at all.

Products from our research and development programs will take time and considerable resources to develop, and may include improvements or changes to our current products, and we may not be able to complete development and commercialization of new or enhanced products on a timely basis, or at all. There can be no assurance that our research and development efforts will produce commercially viable products and technologies. Commercializing new products requires expending significant funds to, for example:

•	conduct substantial research and development;

•	obtain necessary regulatory clearance or approval;

•	further develop and scale our engineering, manufacturing and packaging processes to accommodate different products;

•	source and enter into agreements with new suppliers; and

•	further develop and scale our infrastructure.

Our product development processes involve a high degree of risk, and these efforts may be delayed or fail for many reasons, including failure of the product to perform as expected and failure to reliably demonstrate the advantages of the product.

Even if we are successful in developing new products, it will require us to make significant additional investments in marketing and selling resources to commercialize any such products. As a result, we may be unsuccessful in commercializing new products that we develop, which could adversely affect our business, financial condition, results of operations and prospects.

Our products may become obsolete in the future.

The medical device industry is characterized by rapid and significant change. There can be no assurance that other companies will not succeed in developing or marketing devices or products that are more effective than our products or that would render our products obsolete or noncompetitive. Additionally, new root canal therapies could be developed that replace or reduce the importance of our products. Accordingly, our success will depend in part on our ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that our new product development efforts will result in any commercially successful products.

We have limited experience manufacturing our products in large-scale commercial quantities and we face a number of manufacturing risks that may adversely affect our manufacturing abilities which could delay, prevent or impair our growth.

Our growth strategy depends on our ability to manufacture our current and future products in sufficient quantities and on a timely basis to meet demand, while adhering to product quality standards, complying with regulatory quality system requirements and managing manufacturing costs in our current manufacturing facility or any future manufacturing facilities. We have a sole manufacturing facility located in Laguna Hills, California, where we manufacture, assemble, test, package and ship our products. We currently assemble all of our GentleWave console and single-use PIs at this one facility, and we do not have additional facilities. If this facility, or any of our future manufacturing facilities, suffers damage, or a force majeure event, such damage or event could materially impact our ability to operate, which could materially and adversely affect our business and financial performance.

We are also subject to numerous other risks relating to our manufacturing capabilities, including:

•

quality and reliability of components, sub-assemblies and materials that we source from third-party suppliers, who are required to meet our quality specifications, some of whom are single or sole source suppliers for the items and materials that they supply;

•	our inability to secure components, sub-assemblies and materials in a timely manner, in sufficient quantities or on commercially reasonable terms;

•	our inability to maintain compliance with quality system requirements or pass regulatory quality inspections;

•	our failure to increase production capacity or volumes to meet demand;

•	potential risks associated with disruptions in our supply chain, such as on account of the COVID-19 pandemic or other macroeconomic events;

•	longer than expected lead times associated with securing key components;

•

our inability to design or modify production processes to enable us to produce future products efficiently or implement changes in current products in response to design or regulatory requirements; and

•	difficulty identifying and qualifying, and obtaining new regulatory clearances or approvals, for alternative suppliers for components in a timely manner.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our products increases, we will have to invest additional resources to purchase components, sub-assemblies and materials, hire and train employees and enhance our manufacturing processes. If we fail to increase our production capacity efficiently, we may not be able to fill orders on a timely basis, our sales may not increase in line with our expectations and our operating margins could fluctuate or decline. In addition, although some future products may share product features, components, sub-assemblies and materials with our existing products, the manufacture of these products may require modification of our current production processes or unique production processes, the hiring of specialized employees, the identification of new suppliers for specific components, sub-assemblies and materials or the development of new manufacturing technologies. It may not be possible for us to manufacture these products at a cost or in quantities sufficient to make these products commercially viable or to maintain current operating margins, all of which could have a material adverse effect on our business, financial condition and results of operations.

As we continue to scale the commercial production of our products and increase our manufacturing capacity, we may encounter quality issues that could result in product defects, errors or recalls. Manufacturing delays related to quality control could negatively impact our ability to bring our products to market, harm our reputation and decrease our revenue. Further, in the past, we have voluntarily replaced certain of our products, including based on design iterations and customer feedback, and no assurance can be given that such events or actual product recalls will not occur in the future. Any defects, errors, recalls or other replacement of products could be expensive and generate negative publicity, which could impair our ability to market or sell our products, and adversely affect our results of operations.

Furthermore, we may be unable to renew our lease or find a new facility on commercially reasonable terms, or at all. If we were unable or unwilling to renew at the proposed rates, relocating our manufacturing facility would involve significant expense in connection with the movement and installation of key manufacturing equipment and any necessary recertification with regulatory bodies, and we cannot assure investors that such a move would not delay or otherwise adversely affect our manufacturing activities or operating results. If our manufacturing capabilities were impaired by our move, we may not be able to manufacture and ship our products in a timely manner, which would adversely impact our business, financial condition and results of operations.

We depend upon third-party suppliers, including contract manufacturers and single and sole source suppliers, making us vulnerable to supply shortages and price fluctuations that could negatively affect our business, financial condition and results of operations.

We rely on third-party suppliers, including in some instances single or sole source suppliers, to provide us with certain components, sub-assemblies and finished products for our products. These components, sub-assemblies and finished products are critical and, for a small number of items, there are relatively few alternative sources of supply. For example, our GentleWave console includes a number of components, including high pressure lines, high pressure pumps, fluid temperature control systems, degassing systems and user interface control systems, most of which we source externally from third party suppliers. We rely on Teledyne SSI to supply our high pressure pump, Marlow Industries, Inc. for our fluid temperature control systems and Idex Health & Science LLC for our degassing components. We do not currently have long-term supply contracts with certain of the sole and single source suppliers of these key components, and there are no minimum purchase or payment requirements. Additionally, we believe we are not a major customer to many of our suppliers. Our suppliers may therefore give other customers’ needs higher priority than ours, and we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms. These single or sole source suppliers may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products in a reliable manner and at the levels we anticipate or at levels adequate to satisfy demand for our products. While our suppliers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for such products, either because of acts of nature, the nature of our agreements with those suppliers or our relative importance to them as a customer, and our suppliers may decide in the future to discontinue or reduce the level of business they conduct with us.

We have not been qualified or obtained necessary regulatory clearances for additional suppliers for most of these components, sub-assemblies and materials. While we currently believe that alternative sources of supply or sterilization may be available, we cannot be certain whether they will be available if and when we need them, or that any alternative suppliers or providers would be able to provide the quantity and quality of components, materials and sterilization that we would need to manufacture and ship our products if our existing suppliers and providers were unable to satisfy our requirements. To utilize other sources, we would need to identify and qualify new providers to our quality standards and obtain any additional regulatory clearances or approvals required to change providers, which could result in manufacturing delays and increase our expenses.

Although we believe that we have stable relationships with our existing suppliers, we cannot assure you that we will be able to secure a stable supply of components or materials going forward. In the event that any adverse developments occur with our suppliers, in particular for those components that are single or sole sourced, or if any of our suppliers modifies any of the components they supply to us, our ability to supply our products may be temporarily or permanently interrupted. Obtaining substitute components could be difficult, time and resource-consuming and costly. Also, there can be no assurance that we will be able to secure a supply of alternative components at reasonable prices without experiencing interruptions in our business operations. In addition, quarantines, shelter-in-place and similar government orders related to the COVID-19 pandemic or other infectious disease outbreaks, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could impact the suppliers upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our products.

Our dependence on third-parties subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, including:

•	interruption of supply or sterilization resulting from modifications to, or discontinuation of, a third party’s operations;

•

delays in product shipments resulting from uncorrected defects or errors, reliability issues or a third party’s failure to produce components or complete sterilizations that consistently meet our quality specifications;

•	price fluctuations due to a lack of long-term supply arrangements with our third parties for key components or sterilization requirements;

•	inability to obtain adequate supply or services in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative third parties for the supply of components or for sterilization of our products in a timely manner;

•

inability of third parties to comply with applicable provisions of the FDA’s Quality System Regulations, or QSR, or other applicable laws or regulations enforced by the FDA, state and global regulatory authorities;

•	inability to ensure the quality of products manufactured or sterilization conducted by third parties;

•	production delays related to the evaluation and testing of products and services from alternative third parties and corresponding regulatory qualifications;

•	trends towards consolidation within the medical device manufacturing supplier industry; and

•	delays in delivery by our suppliers and service providers.

Although we require our third-party suppliers and providers to supply us with components and services that meet our specifications and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing or other acceptance activities to ensure the components meet our requirements, there is a risk that these third parties will not always act consistent with our best interests, and may not always supply components or provide services that meet our requirements or in a timely manner. In addition, we cannot assure you that our suppliers have obtained and will be able to obtain or maintain all licenses, permits, clearances and approvals necessary for their operations or comply with all applicable laws and regulations, and failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of components supplied to us.

Shipping is a critical part of our business and any changes in our shipping arrangements or damages or losses sustained during shipping could adversely affect our business, financial condition, results of operations and prospects.

We currently rely on third-party vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and the experience of our clinical and dental customers. Additionally, our manufacturing operations and growing business may require global shipping services which are subject to certain factors outside of our control, such as delays passing through customs and disruptions to global shipping routes. We have also experienced shipping delays and difficulties due to the COVID-19 pandemic and may again experience such delays or difficulties due to future quarantines, shelter-in-place and similar government orders related to the COVID-19 pandemic or other infectious disease outbreaks or natural disasters. Moreover, there is no guarantee that our systems will not become damaged or lost in transit, and we have experienced, and expect to continue to experience, delivery difficulties. If a system is damaged in transit, it may result in a substantial delay in the fulfillment of the order, and depending on the type and extent of the damage and whether the incident is covered by insurance, it may result in clinician dissatisfaction and a substantial financial loss for us. If our products are not delivered in a timely fashion or are lost during the delivery process, clinicians could also become dissatisfied and cease using our products or services, which would adversely affect our business, financial condition, results of operations and prospects.

If we receive a significant number of warranty claims or our GentleWave Systems require significant amounts of service after sale, our operating expenses may substantially increase and our business and financial results will be adversely affected.

We currently warrant each GentleWave System against defects in materials and workmanship for a period of approximately 24 months from receipt of our product by a customer. We also expect to provide technical and other services beyond the warranty period pursuant to a supplemental service plan that we sell for our GentleWave System. We have a limited history of commercial placements from which to judge our rate of warranty claims, and we expect that the number of warranty claims we receive may increase as we scale our operations and as our existing commercial placements age. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional operating expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve the level of market acceptance that we are targeting in order to achieve and maintain profitability. Unforeseen warranty exposure could negatively impact our business and financial results.

We need to ensure strong product performance and reliability to maintain and grow our business.

We need to maintain and continuously improve the performance and reliability of our GentleWave System to achieve our profitability objectives. Poor product performance and reliability could lead to clinician dissatisfaction, adversely affect our reputation and revenues, and increase our service and distribution costs and working capital requirements. In addition, software and hardware incorporated into our GentleWave System may contain errors or defects, especially when first introduced and while we have made efforts to test this software and hardware extensively, we cannot assure that the software and hardware, or software and hardware developed in the future, will not experience errors or performance problems.

We believe that our clinicians and consumers are sensitive to product defects and errors. Our reputation and the public image of our products, services and technologies may be impaired if our products or services fail to perform as expected. If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business will suffer, including due to the costs associated with replacing products and decreased demand for our product offering. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Although our products are tested prior to shipment, defects or errors could nonetheless occur. Our operating results depend on our ability to execute and, when necessary, improve our quality management strategy and systems and our ability to effectively train and maintain our employee base with respect to quality management. A failure of our quality control systems or those of our third party suppliers could result in problems with facility operations or preparation or provision of products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with off-the-shelf materials, sub-assemblies, parts and other components or environmental factors and damage to, or loss of, manufacturing operations.

Our business, financial condition, results of operations and growth have been adversely impacted by the effects of the COVID-19 pandemic and may continue to be adversely impacted.

We are subject to risks related to the public health crises such as the global pandemic associated with COVID-19. The COVID-19 outbreak has negatively impacted and may continue to negatively impact our operations and revenues and overall financial condition by decreasing the number of root canal procedures generally, which has slowed adoption of our GentleWave System during the course of the pandemic. For a period of time in the United States, governmental authorities recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19. These measures and challenges may continue or resume for the duration of the pandemic, which is uncertain, and may negatively impact our revenue growth while the pandemic continues.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders, and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel, and business operations, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in our headquarters closing, slowdowns and delays, travel restrictions, and cancellation of training and other events, among other effects, thereby negatively impacting our operations. Employees whose tasks can be performed offsite have been encouraged to work from home. Additionally, if the COVID-19 situation persists or worsens in certain geographies around the world, shutdowns and continued government restrictions may impact our sales activities, supply chain, and business.

Identifying and recruiting qualified sales and marketing personnel and training them has been, and continues to be, more difficult as a result of the COVID-19 pandemic as many of these activities must be conducted remotely, and we believe that some candidates are reluctant to change jobs during the pandemic. In addition, even when we are able to hire additional sales and marketing personnel, we must then train them on our product, applicable federal and state laws, and regulations, and on our internal policies and procedures. This training process was initially conducted remotely, which made training more challenging. We recently resumed partial in-person training with respect to training sales and marketing personnel, among others. Upon completion of the training, the lead time that our capital sales representatives typically require in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory, has been, and continues to be, prolonged during and as a result of the COVID-19 pandemic. We have also experienced disruptions, and may experience future disruptions, including: delays in capital sales representatives becoming fully trained and productive; challenges in analyzing capital sales representative performance and in recruiting and hiring new employees;

difficulties and delays in dental practitioner outreach and training dental practitioners to use our GentleWave System; restrictions on personnel to travel; delays in initiation, enrollment and follow-ups of our clinical studies; challenges with maintaining adequate supply from third-party manufacturers of components and finished goods and distribution providers; and access to dental practitioners for training and case support.

In addition, clinicians and dental practitioners have experienced financial hardship and some of them may not fully recover. This could lead to some of these practices temporarily or permanently shutting down, filing for bankruptcy, or being acquired by larger health systems, leading to reduced procedures or additional pricing pressure on our products.

We may encounter difficulties in managing our growth, which could disrupt our operations.

We have experienced substantial growth in our operations, and we expect to experience continued substantial growth in our business. Over the next several years, we expect to increase significantly the scope of our operations, particularly in the areas of manufacturing, sales and support, research and development, product development, regulatory affairs, marketing and other functional areas, including finance, accounting, quality control, and legal, especially as we transition to operating as a public company. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational quality and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to manage the expansion of our operations or recruit and train additional qualified personnel in an effective manner. In addition, the physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our results of operations will be materially harmed if we are unable to accurately forecast demand for, and utilization of, our GentleWave System and manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and manufacture our GentleWave System console and the single-use PIs based on our estimates of future demand for, and utilization of, our GentleWave System. Our ability to accurately forecast demand and utilization could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Conversely, if we underestimate demand and utilization, our supply chain, manufacturing partners and/or internal manufacturing team may not be able to deliver components and products to meet our requirements, and this could result in damage to our reputation and relationships with clinicians and dental practitioners. In addition, if we experience a significant increase in demand or utilization, additional supplies of off-the-shelf materials, sub-assemblies, parts and other components or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, which will adversely affect our business, financial condition and results of operations.

Our TDO software and our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches, and such failure could negatively affect our business, financial condition and results of operations.

Our TDO practice management software is designed to improve practice workflow and seamlessly integrate with the GentleWave System. The continued development, maintenance and operation of our software are important factors impacting the success of our offerings and level of market acceptance and adoption of products. These efforts are expensive and complex and may involve unforeseen difficulties, including material performance problems and undetected defects or other technical or human errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our software and technologies from operating properly. If our software or technologies, individually or collectively, do not function reliably or fail to meet clinician, payor or patient expectations of performance or outcomes, then clinicians may stop using or offering our solutions, payors could attempt to cancel their contracts with us and patients may generate negative publicity about their experience or our products.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. Our TDO practice management software may contain errors or vulnerabilities. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our existing or new software could result in negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our products, loss of competitive position, loss of revenue or liability for damages, overpayments and/or underpayments, any of which could harm our business and results of operation.

In the ordinary course of our business, we collect, use, disclose, transfer, process and store sensitive data, including legally protected individually identifiable health information in the United States, credit card, and other financial information, insurance information, and other potentially personally identifiable information. We also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers.

We depend on our information technology systems for the efficient functioning of our business, including the manufacture, distribution and maintenance of our products, as well as for accounting, data storage, compliance, purchasing, inventory management and other related functions. We do not have redundant information technology in all aspects of our systems at this time. Despite the implementation of security and back-up measures, our internal computer, server, and other information technology systems as well as those of our third-party consultants, contractors, suppliers, and service providers, may be vulnerable to damage from physical, electronic or technical break-ins, accidental or intentional exposure of our data by employees or others with authorized access to our networks, computer viruses, malware, ransomware, supply chain attacks, natural disasters, terrorism, war, telecommunication and electrical failure, denial of service, “phishing attacks” and other cyberattacks or disruptive incidents that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive, and/or proprietary data, including personal information, including health-related information, and could subject us to significant liabilities and regulatory and enforcement actions, and reputational damage. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Such theft could also lead to loss of intellectual property rights through disclosure of our proprietary business information, and such loss may not be capable of remedying. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. If we or our third-party consultants, contractors, vendors, suppliers, or service providers were to suffer an attack or breach, for example, that resulted in the unauthorized access to or use or disclosure of personal or health information, we may have to notify consumers, partners, collaborators, government authorities, and the media, and may be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm our business and reputation. Likewise, we rely on third parties to conduct clinical trials, and similar events relating to their computer systems and networks could also have a material adverse effect on our business. The COVID-19 pandemic has generally increased the risk of cybersecurity intrusions. Our reliance on internet technology and the number of our employees who are working remotely may create additional opportunities for cybercriminals to exploit vulnerabilities. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate timely, we may suffer interruptions in our ability to manage operations, and would also be exposed to a risk of loss, including financial assets or litigation and potential liability. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems or data or systems of our commercial partners, or inappropriate or unauthorized access to or disclosure or use of confidential, proprietary, or other sensitive, personal, or health information, we could incur liability and suffer reputational harm. Failure to maintain or protect our information technology systems effectively could negatively affect our business, financial condition and results of operations.

We cannot assure that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security lapse or breach. While we maintain certain insurance coverage, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.

Natural or man-made disasters and other similar events may significantly disrupt our business, including by causing delays in production or an increase in costs, and negatively impact our business, financial condition and results of operations.

A significant portion of our employee base, and our research and development, manufacturing and administrative facility and infrastructure are centralized in Southern California. We do not currently have additional operational facilities. Should our facility be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, floods, nuclear disasters, riots, acts of terrorism or other criminal activities, public health emergencies such as infectious disease outbreaks, including the COVID-19 pandemic, power outages and other infrastructure failures, it could take months to relocate or rebuild, during which time our employees may seek other positions, our research, development and manufacturing capabilities would cease or be delayed and our products may be unavailable. To the extent any additional facilities are available and operational at the time of such events, transitioning manufacturing capacity to offset the loss of our manufacturing facility in Laguna Hills may not be possible or may not be cost effective. Moreover, the use of a new facility or new manufacturing, quality control, or environmental control equipment or systems may require regulatory review and approval of the new facility prior to commencing full-scale production and commercialization. Because of the time required to register and/or authorize manufacturing in a new facility under FDA, state and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to replace production capacity in the event that we lose our manufacturing capacity. Any disruptions in our operations could adversely affect our business and results of operations and harm our reputation. Moreover, although we have disaster recovery plans, they may prove inadequate. We may not carry sufficient business insurance to compensate for losses that may occur. The inability to perform our research and development and manufacturing activities, combined with our limited inventory of materials and components and manufactured products, may cause dental practitioners to discontinue using our products or harm our reputation, and we may be unable to reestablish relationships with such dental practitioners in the future. Consequently, a catastrophic event at our facility could have a material adverse effect on our business, financial condition and results of operations. In addition, the facilities of our suppliers may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or otherwise materially and adversely affect our business, financial condition and results of operations.

The sizes of the addressable markets for our GentleWave System have not been established with precision and our potential market opportunity may be smaller than we estimate and may decline.

Our estimates of the potential annual total addressable market for our GentleWave System are based on a number of internal and third-party estimates, including, without limitation, the assumed prices at which we can sell our GentleWave console and the single-use PIs. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our GentleWave System may prove to be incorrect. If the actual number of dental practitioners in our target markets, the number of RCT procedures performed each year, the price at which we can sell our GentleWave System, or the total addressable market for our GentleWave System is smaller than we have estimated, it may impair our sales growth and materially and adversely affect our business, financial condition and results of operations.

In addition, our growth strategy involves launching new products or features and expanding sales of existing products into new markets and geographies in which we have limited experience. Sales of new or existing products into new market opportunities may take several years to develop and mature, and we cannot be certain that these market opportunities will develop as we expect. As a result, the sizes of the annual total addressable market for new markets and new products are even more difficult to predict.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our products. The expense and potential unavailability of insurance coverage for liabilities resulting from our products could harm us and our ability to sell our products.

We face an inherent risk of product liability as a result of the marketing and sale of our products. For example, we may be sued if our GentleWave System, the single-use consumable or any of their component parts causes, or is perceived to cause, injury or is found to be otherwise unsuitable during manufacturing, marketing or sale. We may also be subject to product liability claims if our products or services are deemed non-compliant with applicable laws or regulations. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the pre-existing health conditions of the patient. We may also be subject to claims that are caused by the activities of our suppliers, such as those who provide us with components and sub-assemblies, or manufacturers who produce our GentleWave console and the single-use PIs.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt the marketing and sale of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	harm to our reputation;

•	initiation of investigations by regulators, which could result in enforcement action against us or our contract manufacturers;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	exhaustion of any available insurance and our capital resources.

The risk of a product liability lawsuit may increase if our products were deemed to be non-compliant with applicable laws and regulation. In the event we face a product liability lawsuit, we believe we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of our products. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, significantly increase our expenses and reduce product sales.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we have general and product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. Similarly, we have limited insurance coverage regarding hazardous waste and cybersecurity events. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could negatively affect our business, financial condition and results of operations.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

We may seek strategic alliances, joint ventures or collaborations, or enter into licensing or partnership arrangements in the future and may not be successful in doing so, and even if we are, we may not realize the benefits or costs of such relationships.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing or partnership arrangements with third parties that we believe will complement or augment our sales and marketing efforts with respect to our GentleWave System. We may not be successful in our efforts to establish such collaborations. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic alliance or other alternative arrangements for our products. We cannot be certain that, following a strategic alliance or similar arrangement, we will achieve the revenue or specific net income that justifies such transaction. In addition, any potential future collaborations may be terminable by our collaborators, and we may not be able to adequately protect our rights under these agreements. Any termination of collaborations we enter into in the future, or delays in entering into new strategic partnership agreements could delay tour sales and marketing efforts, which would harm our business prospects, financial condition and results of operations.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products and technologies.

As international expansion of our business occurs in future years, it will expose us to market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our long-term strategy is to increase our international presence, including securing regulatory clearances or approvals in targeted countries outside the United States. This strategy may include establishing and maintaining dental practitioner outreach and education capabilities outside of the United States and expanding our relationships with international payors. Doing business internationally involves a number of risks, including:

•	difficulties in staffing and managing our international operations;

•

multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements and other governmental clearances, approvals, permits and licenses;

•	reduced or varied protection for intellectual property rights in some countries;

•	obtaining regulatory clearance, approval or certification where required for our products in various countries;

•	requirements to maintain data and the processing of that data on servers located within such countries;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	limits on our ability to penetrate international markets if we are required to manufacture our products locally;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, foreign tax laws and complexities of foreign value-added tax systems, the effect of local and regional financial pressures on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	restrictions on the site-of-service for use of our products and the economics related thereto for dental practitioners, providers and payors;

•	natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts, curtailment of trade and other market restrictions; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977, or FCPA, U.K. Bribery Act of 2010 and comparable laws and regulations in other countries.

Any of these factors could significantly harm our future international expansion and operations and, consequently, have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on our senior management team and key personnel, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management, including our chief executive officer, Bjarne Bergheim, and other key personnel. Our success will depend on our ability to retain senior management and to attract, recruit, retain, manage and motivate qualified personnel in the future, particularly with respect to an expected increase in hiring in connection with becoming a public company, including sales and marketing professionals, scientists, clinical specialists, engineers and other highly skilled personnel and to integrate current and additional personnel in all departments. The loss of members of our senior management, sales and marketing professionals, scientists, clinical and regulatory specialists and engineers could result in delays in product development and harm our business. If we are not successful in attracting and retaining highly qualified personnel, it would have a material adverse effect on our business, financial condition and results of operations.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, we have issued and may continue to issue equity awards that vest over time, in addition to salary and cash incentives. The value to employees of equity awards that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Our employment arrangements with our employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Other than with respect to our chief executive officer, we generally do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws, as well as violations of export or import controls or economic sanctions laws and regulations. Any investigation, and the outcome of any investigation, by government agencies of possible violations by us of such laws and regulations could have a material adverse effect on our business.

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute in 18 U.S.C. 201, the International Travel Act of 1961, as amended, or the U.S. Travel Act, the U.K. Bribery Act 2010, or the Bribery Act, and similar anti-bribery laws in jurisdictions in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, and intermediaries from corruptly authorizing, promising, providing, or offering, directly or indirectly, improper payments or anything else of value to government officials and persons in the private sector for the purpose of obtaining or retaining business. In addition, an organization that fails to prevent bribery by anyone associated with the organization can be charged under the Bribery Act, unless the organization can establish the defense of having implemented adequate procedures to prevent bribery.

We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products and services may require us to obtain licenses and authorizations prior to export, create delays in the introduction of our products and services in certain international markets or, in some cases, prevent the export of our products and services to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions.

In the future, we may operate in parts of the world that pose a heightened corruption risk, and we will review policies to ensure compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, the Bribery Act, OFAC laws and regulations, and other export control, anti-corruption, anti-money-laundering and anti-terrorism laws and regulations as needed. Moreover, because of the significant role government entities play in the regulation of many foreign healthcare markets, we may be exposed to heightened FCPA and similar risks arising from our efforts to seek regulatory approval of and reimbursement for our products in such countries. We cannot assure you that our internal control policies and procedures will protect us from improper acts committed by our employees or agents, nor can we assure you that our business partners have not engaged and will not engage in improper conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of anti-corruption laws, economic sanctions laws, and export control and import laws. In addition, violations of these laws, or allegations of such violations, would significantly disrupt our business and have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers may seriously harm our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of any of our future earnings. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, possibly on a retroactive basis.

Our ability to utilize our net operating loss carryforwards and research and development credit carryforwards may be limited.

As of December 31, 2020, we had U.S. federal and state net operating loss, or NOL, carryforwards of approximately $245.4 million and $145.0 million, respectively, and U.S. federal and state research and development credit carryforwards of $2.9 million and $3.4 million, respectively. Certain federal NOLs incurred in taxable years beginning before December 31, 2017, and certain state NOLs will begin to expire in the calendar year 2026, unless previously utilized. In addition, certain federal research and development credit carryforwards will begin to expire in the calendar year 2032. NOL carryforwards and research and development credit carryforwards subject to expiration could expire unused and be unavailable to offset future taxable income or income tax liabilities, as applicable. Federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the utilization of such federal NOLs to offset taxable income in taxable years beginning after December 31, 2020 is limited to 80% of current year taxable income. For state income tax purposes, the extent to which states will conform to federal laws is uncertain and there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state NOLs and tax credits in tax years beginning after 2019 and before 2023.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point cumulative change by value in its equity ownership by certain stockholders (or groups of stockholders) over a rolling three-year period, is subject to limitations on its ability to utilize its pre-change NOL carryforwards and its pre-change research and development credit carryforwards (and certain other tax attributes) to offset post-change taxable income or income tax liabilities, as applicable. Similar rules may apply under state tax laws. Although we have not completed a formal analysis as to whether past ownership changes have resulted in limitations on our use of our NOL carryforwards and research and development credit carryforwards under Sections 382 and 383 of the Code, we expect this offering to trigger an ownership change and result in such limitations going forward. In addition, future changes in our stock ownership, some of which might be beyond our control, could also result in ownership changes under Sections 382 and 383 of the Code. For the foregoing reasons, we may not be able to utilize a material portion of our NOL carryforwards or research and development credit carryforwards, even if we attain profitability.

The tax benefit of NOL carryforwards and research and development credit carryforwards are required to be recorded as an asset to the extent that we assess that realization is more likely than not. We believe that recognition of the deferred tax assets arising from these future tax benefits is not likely to be realized and, accordingly, have provided a full valuation allowance against our net deferred tax asset.

We may acquire other companies or technologies, which could fail to result in a commercial product or net sales, divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our business.

Although we currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so, we may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities or otherwise offer growth opportunities. However, we cannot assure you that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate any acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition and results of operations may be negatively affected.

Risks Related to Governmental Regulation

Healthcare reform measures could hinder or prevent the commercial success of our GentleWave System.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that may harm our future revenues and profitability and the demand for our GentleWave System. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative and regulatory proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our GentleWave System. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our GentleWave System.

By way of example, in the United States, the ACA was enacted in March 2010 and substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts our industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which have impacted existing government healthcare programs and will result in the development of new programs. Since its enactment, there have been numerous amendments to the ACA and revisions to implementing regulations, along with judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the Supreme Court ruled that states and individuals lacked standing to challenge the constitutionality of the ACA’s individual mandate, post-repeal of its associated tax penalty. Additionally, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Additional legislative changes, regulatory changes and judicial challenges related to the ACA remain possible. We cannot predict what effect further changes related to the ACA, including under the Biden administration, will have on our business.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our GentleWave System;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

The current presidential administration and Congress may continue to pursue significant changes to the current healthcare laws. We cannot predict what other laws and regulations will ultimately be enacted and implemented at the federal or state level or the effect of any future legislation or regulation in the United States on our business, financial condition, and results of operations. Future changes in healthcare policy could increase our costs and subject us to additional requirements that may interrupt commercialization of our current and future solutions, decrease our revenue and impact sales of and pricing for our current and future products.

We must comply with anti-kickback, fraud and abuse, false claims, transparency, and other healthcare laws and regulations.

Our current and future operations are subject to various federal and state healthcare laws and regulations. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, dental practitioners or other potential purchasers or users, including patients, of medical devices and services. They also impose additional administrative and compliance burdens on us. In particular, these laws influence, among other things, how we structure our sales, placement and rental offerings, including discount practices, clinician support, education and training programs and dental practitioner consulting and other service arrangements. The laws that affect our practices and arrangements include, but are not limited to:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of, or a specific intent to violate, the law. The Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities. Failure to meet all of the requirements of a particular statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute, but the legality of the arrangement will be evaluated on a case-by-case basis based on the totality of the facts and circumstances. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability;

•

the U.S. federal civil False Claims Act, which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds; knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the U.S. federal government. In addition, any claims submitted as a result of a violation of the federal Anti-Kickback Statute constitute false claims and are subject to enforcement under the False Claims Act. Actions under the False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government and to share in any monetary recovery. Qui tam actions are filed under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties (adjusted annually for inflation) per false claim or statement for violations. Because of the potential for large monetary exposure, healthcare companies often resolve allegations without admissions of liability for significant and sometimes large settlement amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings. Many device manufacturers have resolved investigations of alleged improper activities, including causing false claims to be submitted as a result of the marketing of their products for unapproved and thus non reimbursable uses, and other interactions with prescribers and others including those that may have affected their billing or coding practices and submission to the federal government. Moreover, to avoid the risk of exclusion from federal healthcare programs as a result of a False Claims Act settlement, companies may enter into corporate integrity agreements with the government, which may impose substantial costs on companies to ensure compliance. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting a false or fictitious or fraudulent claim or statement to the federal government;

•

criminal healthcare statutes that were added by HIPAA and its implementing regulations, which impose criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate them in order to have committed a violation;

•

the Physician Payments Sunshine Act, or Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments made in the preceding calendar year and other transfers of value to dental practitioners and teaching hospitals, as well as ownership and investment interests held by dental practitioners and their immediate family members. Beginning January 1, 2022, manufacturers will also be required to report payments and other transfers of value made during the prior calendar year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and anesthesiology assistants; and

•

foreign and state laws and regulations, including state payment reporting, anti-kickback and false claims laws, that may apply to items or services reimbursed by any third-party payor, including private insurers; foreign and state laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government and other national governments, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and foreign and state laws and regulations that require drug and device manufacturers to report information related to payments and other transfers of value to dental practitioners and other healthcare providers or marketing expenditures, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The scope and enforcement of these laws is substantial and subject to rapid change. The shifting compliance environment and the need to build and maintain robust compliance programs, systems, and processes to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that we may run afoul of one or more of the requirements or that federal or state regulatory authorities might challenge our current or future activities under these laws. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive. We have a variety of arrangements with clinicians that could implicate these laws, including, among others, our practice of loaning instrument sets at no additional cost and certain sales and marketing programs such as our GPS Program. We have also entered into consulting agreements with dental practitioners, including some who have ownership interests in us and/or influence the ordering of or use our products in procedures they perform. Compensation under some of these arrangements includes the provision of stock or stock options. We could be adversely affected if regulatory agencies determine our financial relationships with such dental practitioners to be in violation of applicable laws. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions or safe harbors, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any government investigation, even if we are able to successfully defend against it, will require the expenditure of significant resources, is likely to generate negative publicity, harm our reputation and potentially our financial condition and divert the attention of our management. Moreover, any investigation into our practices could cause adverse publicity and require a costly and time-consuming response. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment of individuals, exclusion from government funded healthcare programs, such as Medicare and Medicaid, imposition of compliance obligations and monitoring, and the curtailment or restructuring of our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we fail to obtain and maintain necessary clearances, approvals or certifications from the FDA, other applicable foreign regulatory authorities and notified bodies, if clearances, approvals or certifications for future products, product modifications or enhancements, and indications are delayed or not issued, or if there are state, federal or international level regulatory changes, our commercial operations could be harmed.

Our products are medical devices subject to extensive regulation in the United States by the FDA and by corresponding state regulatory agencies and authorities. Likewise, our products are subject to extensive medical device regulations in other countries, such as Canada, by applicable regulatory agencies. To the extent we intend to market and sell our products in the European Union, or EU, our products will also be subject to extensive regulation by EU institutions as well as EU member states regulatory authorities and notified bodies. These regulations pertain to the design, development, evaluation, manufacturing, testing, labeling, marketing, sale, advertising, promotion, distribution, shipping and servicing of our products. These entities regulate and oversee record-keeping procedures, safety alerts, recalls, market withdrawals, removals and field corrective actions, post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to reoccur, could lead to death or serious injury, and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. Such regulations, and interpretations thereof, may limit our ability to market our products. Further, the FDA, foreign regulatory agencies and U.S. state agencies have broad enforcement powers, and our failure to comply with state, federal and international regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, safety alerts, termination of distribution, product seizures, consent decrees, civil penalties or import detention. In the most extreme cases, criminal sanctions or closure of our manufacturing facilities are possible.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, or approval of a pre-market approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. To date, our products have received marketing authorization pursuant to the 510(k) clearance process.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer.

The process of obtaining and maintaining regulatory clearances, approvals or certifications to market a medical device in the United States and other countries can be costly and time-consuming, and we may not be able to obtain or maintain these clearances, approvals or certifications on a timely basis, if at all. In addition, regulations regarding the development, manufacturing and sale of our products are subject to change. We cannot predict the impact, if any, that such changes might have on our business, financial condition and results of operations. Changes in existing laws or requirements or adoption of new laws or requirements could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will not incur significant costs to comply with applicable laws and requirements in the future or that applicable laws and requirements will not have a material adverse effect upon our business, financial condition and results of operations.

The FDA, applicable foreign regulatory entity or notified body can delay, limit or deny clearance, approval or certification of a device for many reasons, including:

•

our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are substantially equivalent, in the case of a 510(k) clearance, or safe or effective for their intended uses, in the case of a PMA;

•

the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials (including, for purposes of the EU, clinical investigations) or the interpretation of data from pre-clinical studies or clinical trials, as applicable and to the extent required to support marketing authorization or certification;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•

the potential for policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data, as applicable, and/or regulatory filings insufficient for clearance, approval or certification.

Per FDA regulations, the scope of marketing claims we can make about a cleared device is limited to the indications that were previously 510(k)-cleared. Other countries have similar laws and regulations restricting marketing to cleared indications. If a regulatory agency determines that any of our marketing claims exceed the cleared indications in a particular country, we may be subject to enforcement action and/or we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the incorrect claims have been corrected.

In addition, if any regulatory agency determines that our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies applicable to such products, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the objectionable claims have been corrected, which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could also harm our business, financial condition and results of operations.

To the extent we intend to sell our products in member states of the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for low risk medical devices (Class I), where the manufacturer can self-assess of the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. See “Business—Government Regulation—Regulation of Medical Devices in the European Union.”

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country, and such regulatory requirements have been changing and increasing in some countries. Complying with international regulatory requirements can be an expensive and time-consuming process and obtaining regulatory clearance, approvals or certifications is not certain. We may be unable to maintain regulatory qualifications, clearances, approvals or certifications in these countries or to obtain clearances, approvals or certifications in other countries. We may incur significant costs in attempting to obtain, renew, or modify foreign regulatory clearances or approvals, qualifications or certifications. If we experience difficulties in receiving, maintaining, renewing or modifying necessary qualifications, clearances, approvals or certifications to market our products outside the United States, or if we fail to receive, renew, modify or maintain those qualifications, clearances, approvals or certifications, we may be unable to market our products or enhancements in certain international markets effectively, or at all.

Regulatory clearance or approval by the FDA does not ensure marketing authorization or similar registration, clearance, approval or certification by regulatory authorities in other countries, and such marketing authorization, registration, clearance, approval, or certification by one or more foreign regulatory authorities does not ensure marketing authorization or similar registration, clearance, approval, or certification by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining marketing authorization, registration, clearance, approval, or certification in one country may have a negative effect on the regulatory process in others.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products that will be accepted by the market in a timely manner. There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our future products on a timely basis, if at all, and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

It is important to our business that we build a pipeline of product offerings. As such, our success will depend in part on our ability to develop and introduce new products. However, we may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products for any number of reasons, including due to the cost associated with certain regulatory approval requirements, or these products may not be accepted by dental practitioners or users.

The success of any new product offering or enhancement to an existing product will depend on a number of factors, including our ability to, among others:

•	identify and anticipate dental practitioner and patient needs properly;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third parties;

•	demonstrate, if required, the safety and efficacy of new products with data from clinical studies;

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

•	comply fully with the FDA and foreign regulations on marketing of new products or modified products; and

•	provide adequate training to potential users of our GentleWave System.

If we do not develop new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, or if our competitors introduce new products with functionalities that are superior to ours, our results of operations will suffer.

Some of our future products will require FDA clearance of a 510(k). Other products may require the approval of a PMA. In addition, some of our future products may require clinical trials to support regulatory approval and we may not successfully complete these clinical trials. The FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or PMA of new products. Failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

New legislation and regulations and legislative and regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our new and modified products, or to manufacture, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the legislative bodies of the countries in which we sell or intend to sell our products to revise the process for regulatory approval, clearance, authorization, certification, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA, EU and other applicable foreign regulations and guidance are often revised or reinterpreted by the applicable competent authority in ways that may significantly affect our business and our products. For example, over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. In November 2018, FDA officials announced forthcoming steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and announced that it intends to continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, the EU landscape concerning medical devices in the EU recently evolved. On May 25, 2017, the EU Medical Devices Regulation entered into force, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.

The EU Medical Devices Regulation became effective on May 26, 2021. The new regulation among other things:

•

strengthens the rules on placing devices on the market (e.g. reclassification of certain devices and wider scope than the EU Medical Devices Directive) and reinforces surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow up of the quality, performance and safety of devices placed on the market;

•	imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

•

improves the traceability of medical devices throughout the supply chain to the end user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•

strengthens the rules for the assessment of certain high risk devices, such as implants, which may have to undergo a clinical evaluation consultation procedure by experts before they are placed on the market.

These modifications may have an effect on the way we intend to develop our business in the EU and EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions could be delayed or canceled, which could adversely affect our ability to grow our business.

We sell our products to licensed practitioners, including dentists and endodontists. Current laws and regulations could change at any time, disallowing sales of our products to dentists or endodontists and other non-physician providers, imposing additional educational or regulatory requirements on dentists and endodontists and other non-physician providers and limiting the ability of a dentist, endodontist, and non-physicians to operate our products, which could adversely affect our business, financial condition and results of operations.

Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products or limit our ability to sell to clinicians. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will change and what the impact of such changes, if any, may be.

Modifications to our products may require new clearances, premarket approvals or new or amended certifications, and may require us to cease marketing or recall the modified products until clearances, approvals or the relevant certifications are obtained.

In the United States, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review such determinations and may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k)-cleared products and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMAs are not required. If the FDA disagrees with our determination and requires us to submit new 510(k)s or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified products until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Similar requirements may apply in foreign jurisdictions.

Consistent with regulatory requirements, we often seek marketing authorizations such as clearance from the FDA, or other marketing authorizations from Health Canada, and certifications by our notified body for additional indications for use. Clinical trials in support of such clearances, approvals and certifications by our notified body may be costly and time-consuming. In the event that we do not obtain additional clearances or approvals from the FDA or foreign regulatory authorities or certifications from our notified body, our ability to market products in the United States, Canada, and the EU and EEA and revenue derived therefrom may be adversely affected. Medical devices subject to premarket review may be marketed only for the indications for which they are approved, cleared, or assessed, and if we are found to be marketing our products for off-label uses or indications for use that have not received the requisite clearances, approvals, certifications or assessments, we might be subject to FDA and other competent authorities’ enforcement action or have other resulting liability. In addition, if the FDA or the competent authorities in Canada and the EU member states and EEA countries determine that our promotional materials or training constitute promotion of a use which is unapproved, not cleared or not covered by the CE mark or in compliance with other regulatory authorities’ requirements, they could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, an injunction, product seizures, consent decrees, civil fines, criminal penalties or import detention.

Clinical trials may be necessary to support a 510(k) clearance, comparable marketing authorization, or certification. Such trials may require the enrollment of large numbers of patients and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials may prevent us from commercializing modified or new products and may adversely affect our business, financial condition and results of operations.

Initiating and completing the clinical trials necessary to support our current and future products will be time consuming and expensive and the outcome of any such clinical trials is uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials. Regulatory authorities or bodies may disagree with our interpretation of data and results from our clinical trials, and data are often susceptible to various interpretations and analyses. Many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned.

The initiation and completion of any of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

•

we may be required for future products to submit an IDE application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject our IDE application and notify us that we may not begin clinical trials; similar requirements may apply in foreign jurisdictions;

•	regulators may disagree as to the design or implementation of our clinical trials;

•

regulators and/or institutional review boards, or IRBs, ethics committees or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•

we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of subjects required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available subjects for any given clinical trial, or subjects may drop out of these clinical trials at a higher rate than we anticipate;

•

our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

•

we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB or ethics committee and/or regulatory authorities for re-examination;

•

regulators, IRBs, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than we anticipate;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites;

•

regulators or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for marketing authorization or certification; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing authorization of our product candidates.

Moreover, conducting successful clinical studies will require the enrollment of large numbers of patients and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity of patients to clinical trial sites, the availability of patients meeting the eligibility and exclusion criteria for participation in the clinical trial and patient compliance with the trial protocol. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the performance of our products, or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to the products being tested.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and/or other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or ethics committees at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that the FDA, other foreign regulatory authorities, or our notified body will agree with our conclusions regarding such trials. The clinical trial process may fail to demonstrate that our products are safe and effective for the proposed indications for use, or patients enrolled in the clinical trials may experience unanticipated adverse side effects, either of which could cause us to abandon or delay further development of a proposed product and may delay the development of other products. Furthermore, any delay or termination of our clinical trials will delay the filing of our product submissions to the relevant regulatory authorities or to our notified body and, ultimately, our ability to commercialize such product and generate revenues. In addition, despite considerable time and expense invested in our clinical trials, the FDA, foreign regulatory authorities, or our notified body may not consider our data adequate to support regulatory clearance, approval, certification of our products, or other required regulatory authorizations, as applicable. Such increased costs and delays or failures to complete our clinical trials or obtain the results we expect, delays in our ability to commercialize our products or the abandonment of proposed product lines in response to clinical trial results could adversely affect our business, financial condition and results of operations.

The safety and efficacy of some of our products are not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe or effective than initially thought.

The products that we market in the United States are regulated as medical devices by the FDA and have received premarket clearance under Section 510(k) of the FDCA. In the 510(k) clearance process, before a device may be marketed the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to an approved PMA application and later down-classified, or a 510(k)-exempt device. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA’s PMA process and does not always require long-term clinical studies.

Given the foregoing regulatory environment in which we operate, we lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and the benefits they offer that might have been generated in connection with other marketing authorization pathways. For these reasons, clinicians may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would slow the adoption of our products, would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability.

If future patient uses or clinical testing do not support our belief that our products offer a more advantageous treatment for their cleared and authorized indications for use, market acceptance of our products could fail to increase or could decrease and our business could be harmed. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory or voluntary product recalls, suspension or withdrawal of FDA or other governmental clearance or approval, significant legal liability or harm to our business reputation.

Our facilities and those of our suppliers and contract manufacturers are subject to regulation under the Federal Food, Drug and Cosmetic Act and FDA implementing regulations as well as potential inspections by foreign regulatory authorities and audits.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our operations could be harmed if regulatory authorities make determinations that we, or our vendors, are not in compliance with these regulations. If the FDA finds a violation of cGMPs, it may enjoin our manufacturing operations, seize product, restrict importation of goods, and impose administrative, civil or criminal penalties or take other enforcement actions, such as requesting or requiring recalls. Similar requirements may apply in foreign jurisdictions. If we or our contract manufacturers or suppliers fail to comply with applicable regulatory requirements, we or they could be required to take costly corrective actions, including suspending manufacturing operations, changing product designs, suspending sales, or initiating product recalls or market withdrawals. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products to ensure and maintain compliance. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Even after clearance, approval or certification for our products is obtained, we and our contract manufacturers are subject to extensive post-market regulation by the FDA and foreign regulatory authorities and the notified body. Our failure to meet strict regulatory requirements could result in our being required to stop sales of our products, conduct voluntary or mandatory product recalls, pay fines, incur other costs or even close our facilities.

Even after a device is cleared, approved, certified or authorized, there are significant post-market regulations with which we must comply. For example, we are required to comply with the FDA’s QSR, which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation, distribution and servicing of our marketed products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. Any failure by us or our contract manufacturers to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions against us or our contract manufacturers.

In the EU, if we were authorized to market, we would also be required to demonstrate compliance with similar quality system requirements which are laid down in the relevant Annexes to the EU Medical Devices Regulation. Such compliance can be supported by, among other things, a certificate of compliance with ISO 13485:2016. Demonstration of compliance with the ISO 13485:2016 standard permits manufacturers to benefit from a presumption of conformity with the corresponding quality system requirements laid down in such Annexes to EU Medical Devices Regulation. Failure to comply with such standards could adversely impact our business.

Later discovery of previously unknown problems with our products, including unanticipated adverse events, adverse events of unanticipated severity or frequency, or manufacturing problems, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, a requirement to repair, replace or refund the cost of any medical device that we manufacture or distribute, fines, import refusals, product seizures, injunctions, the suspension, variation or withdrawal of regulatory clearances, approvals, certifications or other regulatory authorizations or the imposition of civil, administrative or criminal penalties or other enforcement or regulatory actions, each of which could adversely affect our business, financial condition and results of operations.

The FDA and similar foreign governmental authorities, such as Health Canada and the authorities of the EU member states, also have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Moreover, our notified body has the power to suspend, vary or withdraw our certifications in such circumstances. Manufacturers may, on their own initiative, recall a product if any material deficiency in a device is found or conduct a market withdrawal such as the correction or removal of a device to reduce a risk to health posed by the device, to remedy a minor violation of law or even if no violation of law has occurred. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, manufacturing errors, other problems with design or labeling, packaging defects or other deficiencies or failures to comply with applicable regulations.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA, other applicable foreign regulatory authorities or our notified body may require, or we may decide, that we will need to obtain new approvals, clearances, or certifications for the product before we may market or distribute the corrected product. Seeking such approvals, clearances or certifications may delay our ability to replace the recalled or withdrawn products in a timely manner. Moreover, if we do not adequately address problems associated with our products, we may face additional regulatory enforcement action, including warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines. Companies often are required to maintain certain records of recalls and withdrawals, even if they are not reportable to the applicable regulatory authority. We may initiate voluntary withdrawals for our products in the future that we determine do not require notification of the FDA or other applicable foreign regulatory authorities. If such regulatory authority disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action.

Any future recalls or market withdrawals of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, business, financial condition and results of operations, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. A future recall announcement could also potentially lead to product liability claims against us.

The FDA’s medical device reporting regulations and similar foreign regulations require us to report to the FDA and other foreign governmental authorities when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have experienced a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, or any other requirements of the FDA or other regulatory requirements, the FDA and other foreign governmental authorities or bodies could take action, including by issuing warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of a device clearance, approval or certification or failure to grant new clearances, approvals or certifications, seizure of our products or delay in clearance, approval or certification of future products, recalls, requirements for customer notifications or repairs, operating restrictions or partial suspension or total shutdown of production. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance, approval, or other required regulatory authorizations or certifications to commercialize our products.

We do not have the ability to independently conduct all of our pre-clinical and clinical trials for our products without the participation of third parties. We must rely on third parties such as medical institutions and clinical investigators to conduct such trials. If these third parties do not successfully carry out their contractual duties or comply with regulatory obligations, including GCPs, or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to a failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control, including the COVID-19 pandemic. In the event of such extensions, delays, suspensions or terminations, we may not be able to obtain regulatory clearance, approval or other required regulatory authorizations or certifications for, or successfully commercialize, our products on a timely basis, if at all, and our business, financial condition and results of operations may be adversely affected.

Disruptions at the FDA and foreign regulatory agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA, foreign regulatory agencies such as Health Canada and the notified body, to review and clear, approve or certify new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at these organizations have fluctuated in recent years as a result. In addition, government funding of other government agencies that oversee clearances and approvals and that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at these agencies and bodies may slow the time necessary for new devices to be reviewed and/or cleared, approved or certified, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Separately, in response to the global COVID-19 pandemic, in March 2020, the FDA temporarily postponed all domestic and foreign routine surveillance facility inspections. Subsequently, in July 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system and in May 2021, the FDA issued a new report outlining the agency’s plan to move toward a more consistent state of inspectional capacity and priorities for domestic and foreign inspections that were not performed during the pandemic. The FDA’s report continues to prioritize mission-critical inspections and higher priority inspections that are not considered mission-critical, such as for-cause inspections, as well as high-risk assignments based on FDA’s risk-based work plan, over lower priority inspections such as routine surveillance. Regulatory authorities and certification bodies outside the United States may adopt similar restrictions, inspection priorities or other policy measures in response to the COVID-19 pandemic or rely on remote interactive evaluations, record requests or information from trusted regulatory partners if on-site inspections are not feasible. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, other foreign regulatory authorities and certification bodies from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, other regulatory authorities and certification bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

For instance in the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. While several notified body have been designated, the COVID-19 pandemic has significantly slowed down their designation process and the current designated notified body are facing a large amount of requests with the new regulation, resulting in longer notified body review times. This situation could impact our ability to grow our business in the EU and EEA.

Any product we develop may cause or contribute to adverse medical events, which could interrupt, delay, or prevent its continued development. If certain events occur after marketing authorization or certification, we may be required to report them to the FDA or comparable regulatory authority, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. In addition, the discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA or comparable regulatory authorities when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the event as well as the nature of the event. We may fail to report events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or comparable regulatory authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our marketing authorizations, seizure of our products or delay in obtaining marketing authorizations or certifications for our product candidates.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. For example, in October 2019, we initiated and subsequently completed a voluntary recall of the foot pedal component of our GentleWave console after determining that treatment fluid continuously cycled even after the foot pedal was released. The recall affected 460 foot pedals and there were no patient safety issues reported and no reports of adverse clinical events related to this issue and the issue has been corrected. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or foreign regulatory authorities or bodies may require, or we may decide, that we will need to obtain new clearances, approvals or certifications for the device before we may market or distribute the corrected device. Seeking such clearances, approvals or certifications may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA or foreign regulatory bodies warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or foreign regulatory bodies. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA or foreign regulatory bodies. If the FDA or foreign regulatory bodies disagree with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with clinicians and dental practitioners, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

The FDA and other regulatory enforcement agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory enforcement agencies strictly regulate the promotional claims that may be made about medical devices. For example, devices authorized for marketing pursuant to a 510(k) clearance cannot be marketed for any intended use beyond the cleared indications. Dentists and endodontists nevertheless may use our products on their patients in a manner that is inconsistent with the indications for use cleared by the FDA. The FDA does not restrict or regulate a dental practitioner’s use of a medical product within the practice of medicine, and we cannot prevent a dental practitioner from using our products for an off-label use. However, we cannot market for these off-label uses and we train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-cleared indications.

The use of our products for indications other than those for which our products have been cleared by the FDA or approved, authorized or certified by a notified body or foreign regulatory enforcement authorities may not effectively treat the conditions not referenced in product indications, which could harm our reputation in the marketplace among dental practitioners and patients. If we are found to have promoted such “off-label” uses, we may become subject to significant government fines and other related liability. For example, if the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, dentists or endodontists may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by clinicians or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Actual or perceived failure to comply with data protection, privacy and security laws, regulations, standards and other requirements could negatively affect our business, financial condition or results of operations.

We may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations that govern the collection, processing, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations implemented thereunder, or collectively, HIPAA, imposes obligations on “covered entities,” including certain health care providers, health plans, and health care clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information, or PHI, for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the Department of Health and Human Services, or HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Depending on the facts and circumstances, we could be subject to penalties if we violate HIPAA.

Even when HIPAA does not apply, according to the Federal Trade Commission, or the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the California Consumer Privacy Act, or CCPA, which creates individual privacy rights for California consumers (as defined in the law), including the right to opt out of certain disclosures of their information, and places increased privacy and security obligations on entities handling certain personal data of consumers or households and may apply to us in the future. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, as other states or the federal government may follow California’s lead and increase protections for U.S. residents. For example, on March 2, 2021, the Virginia Consumer Data Protection Act, which will take effect on January 1, 2023, was signed into law. The CCPA has already prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase its compliance costs and adversely affect its business.

Foreign data protection laws, including the General Data Protection Regulation, or GDPR, which went into effect in May 2018, may also apply to our processing of health-related and other personal data regardless of where the processing in question is carried out.

The GDPR imposes stringent requirements for controllers and processors of personal data of individuals within the European Economic Area, or EEA. The GDPR applies to any company established in the EEA as well as to those outside the EEA if they collect, process, and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR, together with national legislation, regulations and guidelines of the EEA countries governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions involve the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA to jurisdictions deemed to have inadequate, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Union, or EU, and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJUE. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. The European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. If necessary, we will be required to implement the revised standard contractual clauses, in relation to relevant existing contracts and certain additional contracts and arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.

Further, from January 1, 2021, companies have to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. The relationship between the UK and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure.

Implementing mechanisms that endeavor to ensure compliance with the GDPR and relevant local legislation in EEA countries and the UK, if necessary, may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations, and prospects. While we have taken steps to comply with the GDPR where applicable, including by reviewing our security procedures, and entering into data processing agreements with relevant contractors, our efforts to achieve and remain in compliance may not be fully successful.

Further, in Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and similar provincial laws may impose obligations with respect to processing personal information. PIPEDA requires companies to obtain an individual’s consent when collecting, using or disclosing that individual’s personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual’s consent. Failure to comply with PIPEDA could result in significant fines and penalties.

Compliance with applicable US and foreign data protection, privacy and security laws, regulations and standards could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can also be subject to varying interpretations. Any failure or perceived failure to comply could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity, and could negatively affect our operating results and business. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our employees, collaborators, independent contractors and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, collaborators, independent contractors and consultants may engage in fraudulent or other illegal activity with respect to our business. Misconduct by these persons could include intentional, reckless and/or negligent conduct or unauthorized activity that violates:

•	FDA requirements, including those laws requiring the reporting of true, complete and accurate information to the FDA authorities;

•	manufacturing standards;

•	federal and state healthcare fraud and abuse laws and regulations; or

•	laws that require the true, complete and accurate reporting of financial information or data.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, incentive programs and other business arrangements. Misconduct by these parties could also involve individually identifiable information, including, without limitation, the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Any incidents or any other conduct that leads to an employee, contractor, or other agent, or our company, receiving an FDA debarment or exclusion by OIG could result in penalties, a loss of business from third parties, and severe reputational harm.

It is not always possible to identify and deter misconduct by our employees and other agents, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, treble damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations.

We must comply with environmental and occupational safety laws.

Our research and development programs as well as our manufacturing operations involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws, as well as the laws of foreign countries, governing the use, handling and disposal of these materials. In the event of an accident or failure to comply with environmental or occupational safety laws, we could be held liable for resulting damages, and any such liability could exceed our insurance coverage.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent or other intellectual property protection for any products we develop or for our technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any products we may develop, and our technology, may be harmed.

In order to remain competitive, we must develop, maintain, and protect the proprietary aspects of our brands, technologies, data, and products. We rely on a combination of contractual provisions, confidentiality procedures, patent, copyright, trademark, trade secret, and other intellectual property laws to protect the proprietary aspects of our brands, technologies, data, and products. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition and results of operations.

As of June 30, 2021, our patent portfolio included 119 patents owned by us, including 26 in the United States. As of June 30, 2021, we had 98 pending patent applications globally, including 42 in the United States. We cannot assure you that our intellectual property position will not be challenged or that all patents for which we have applied will be granted. As with other medical device companies, our success depends, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, maintaining, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our products or research and development results before it is too late to obtain patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen (18) months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent is not conclusive as to its inventorship, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad, so even if we obtain patents, they may not provide us with adequate proprietary protection or competitive advantage against our competitors with similar products. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology or to prevent competitive technologies. In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, certain countries outside of the United States do not allow patents for methods of treating the human body. This may preclude us from obtaining method patents outside of the United States having similar scope to those we have obtained or may obtain in the future in the United States. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value or validity of our intellectual property or narrow the scope of our patent protection. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. The strength of patent rights generally, and particularly the patent position of medical device companies, involves complex legal, factual and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability, or scope of such patents, which may result in such patents being narrowed, invalidated, or held unenforceable. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may also have blocking patents that could prevent us from marketing our own products and practicing our own technology. We may not be aware of all third-party intellectual property rights (for example, not be aware of a patent or not be aware of a patent’s scope) potentially relating to our products, product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our ability to market our products without infringing third party patent rights, is highly uncertain. We cannot ensure that we do not infringe any patents or other proprietary rights held by others. If our products were found to infringe any proprietary right of another party, we could be required to pay significant damages or license fees to such party and/or cease production, marketing and distribution of those products. Litigation may also be necessary to defend infringement claims of third parties or to enforce patent rights we hold or protect trade secrets or techniques we own. Further, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable, or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Our success will also depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how, and obtaining and maintaining other intellectual property rights. We rely on trade secret protection and confidentiality agreements for strategic purposes, to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. There can be no assurances that we can meaningfully protect or maintain intellectual property, trade secrets or other unpatented proprietary rights necessary to our business or in a form that provides us with a competitive advantage, or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. In addition, our trade secrets, data, and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, clients, and other vendors who have access to such information, and could otherwise become known or be independently developed or discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition, and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated, or otherwise violated.

Additionally, we may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, we may be unable to acquire or secure such licenses to any intellectual property rights from third parties that we identify as necessary for our products or any future products we may develop. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third-party intellectual property rights that we may consider attractive or necessary, and our competitors could market competing products and technology. Our competitors may have a competitive advantage over us due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire or license third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant product, and our customers may be forced to stop using the relevant product, which could harm our business, financial condition, and results of operations.

We may, in the future, be a party to intellectual property litigation or administrative proceedings that are very costly and time-consuming and could interfere with our ability to sell and market our products.

The medical device industry is highly competitive and has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents, along with pending patent applications or trademarks controlled by third parties, may be alleged to cover our products, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell, import, and/or export our products (or components thereof) or to use our technologies or our product names.

Third parties, including our competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use or sale of our products infringes these patents. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims relating to our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending that may result in issued patents that our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time-consuming, costly to defend, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from which we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third-party’s patent or trademark or of misappropriating a third-party’s trade secret.

At least because patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Competitors may also contest our patents in court, at an administrative agency, or at the patent office, if issued, by proving that the invention was not original, was not novel, was obvious, or was obtained without disclosing all pertinent material prior art information to the patent office, among other reasons. For example, in litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons or are unenforceable due to inequitable conduct. If a court agrees, we would lose our rights to those challenged patents.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Further, if third party claims of patent or trademark infringement or trade secret misappropriation are successfully asserted against us, such claims may harm our business, result in injunctions preventing us from selling our products, and require payment of license fees, damages, attorneys’ fees, and court costs, which may be substantial and have a material adverse impact on our business. In addition, if we are found to have willfully infringed third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties that may substantially erode our margins. Further, we may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement, and as such may need to stop selling the infringing products, which would have a significant adverse impact on our business, financial condition, and results of operations.

Similarly, interference, derivation, cancellation, and opposition proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (USPTO) may be necessary to determine priority with respect to our patents, patent applications, trademarks, or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, post-grant review, derivation, interference, supplemental examination, cancellation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Such challenges may result in loss of exclusivity or ability to make, use, and sell our products without infringing third-party intellectual property rights, or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and techniques without payment to us, or limit the duration of the patent protection of our technology. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses or rights could prevent us from using, selling, manufacturing, or importing our products or using product names, which would have a significant adverse impact on our business, financial condition, and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents, trademarks, or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Former, current, or future licensees may violate the terms of their licenses and thereby infringe our intellectual property. Competitors may infringe our issued patents, trademarks, or other intellectual property. To counter infringement or unauthorized use by licensees, competitors, or other parties, we may be required to file infringement or misuse claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims or file administrative actions against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Furthermore, even if our patents or trademarks are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market, and an adverse result in any litigation proceeding or administrative action could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition, and results of operations. In addition, although we make efforts to comply with the patent marking provisions of 35 U.S.C. § 287(a), a court may decide that we have not met the requirements of the patent marking statute, which may prevent us from obtaining monetary damages that would otherwise have been due to us if we had complied with the marking statute.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Protracted litigation to defend or prosecute our intellectual property rights could also result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could harm our business, financial condition, and results of operations.

In addition, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or indemnify our customers for any costs associated with their own initiation or defense of infringement claims, regardless of the merits of these claims. If any of these claims succeeds or settles, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Obtaining and maintaining intellectual property, including patent protection, depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, and our intellectual property, including patent protection, could be reduced or eliminated for non-compliance with these requirements.

The USPTO, United States Copyright Office (USCO) and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees often must be paid to the USPTO, USCO and foreign agencies over the lifetime of any registered or applied-for intellectual property rights we may obtain in the future. While an unintentional lapse of an intellectual property registration or application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the registration or application, resulting in partial or complete loss of intellectual property rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a registration or application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the intellectual property registrations and applications covering our products, we may not be able to stop a competitor from developing or marketing products that are the same as or similar to our products, which would have a material adverse effect on our business. We also have a duty to disclose to the USPTO any prior art known to us that may be material to the patentability of our patents. If we failed to submit any such material prior art, a court or administrative agency may deem one or more of our patents unenforceable. Additionally, certain of our patent applications relate to software inventions. Software-related patents in general are susceptible to validity or patentability challenges before the USPTO or in other judicial or quasi-judicial proceedings for being directed to non-statutory subject matter under 35 U.S.C. § 101.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a utility patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, voluntary disclaimer of patent term to obtain a patent’s allowance, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products, which may harm our business prospects. In addition, although upon issuance in the United States a patent’s term can be extended based on certain delays caused by the USPTO, this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. If we do not have sufficient patent terms to protect our products, proprietary technologies and their uses, our business would be seriously harmed. As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Changes in patent law or its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act (the Leahy-Smith Act) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in 2013. A third-party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our products or invent any of the inventions claimed in our patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Our patent rights and other intellectual property may be subject to priority, ownership or inventorship disputes, interferences, and similar proceedings.

We may also be subject to claims that former employees, collaborators, or other third parties have an interest in our patents and patent applications or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents and patent applications, such co-owners’ rights may be subject, or in the future subject, to assignment or license to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any such patents and any patents issuing from such patent applications against third parties, and such cooperation may not be provided to us. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity, despite our inclusion of valid, present-tense intellectual property assignment obligations. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim.

If we or our licensors are unsuccessful in any priority, validity (including any patent oppositions), ownership or inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more of our patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patents. In the event of loss of patent rights as a result of any of these disputes, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products could have a material adverse effect on our business and competitive position. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and product candidates. Even if we are successful in priority, inventorship or ownership disputes, it could result in substantial costs and be a distraction to management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

We may be subject to claims that our employees, consultants, advisors, or contractors have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of a non-competition or non-solicitation agreement with our competitors, and third parties may claim an ownership interest in intellectual property we regard as our own. Such claims could harm our business, financial condition, and results of operations.

As is common in the medical device industry, our employees, consultants, and advisors may be currently or previously employed or engaged at universities or other medical device or healthcare companies, including our competitors and potential competitors. Some of these employees, consultants, advisors, and contractors may have executed proprietary rights, non-disclosure, and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants, advisors, and contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future become subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property, including trade secrets or other proprietary information, of their current or former employers, competitors or other third parties. Also, we may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could harm our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees, vendors, and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, may be ineffective under current or future case law, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such defects in assignment or resulting claims could harm our business, financial condition, and results of operations.

If we fail to validly execute invention assignment agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets and other proprietary information, the value of our products our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how, and other confidential and proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we generally have confidentiality and invention assignment provisions in contracts with our employees, consultants, suppliers, contract manufacturers, collaborators, and others upon the commencement of their relationship with us. However, we may not enter into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other confidential or proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets or proprietary technology and processes will not otherwise become known or independently developed by competitors. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors, and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Despite the protections we do place on our intellectual property or other confidential and proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third-party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand, and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in research and development or acquisitions could be reduced, and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets, and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive, and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any such breach.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our current or future products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of patents, trademarks, and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademark rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and many other countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We rely on trademarks and trade names to build brand recognition and to promote, distinguish and market our products and services. Our current or future registered and unregistered trademarks or trade names may be challenged, opposed, infringed, circumvented or declared generic or descriptive, determined to be not entitled to registration, or determined to be infringing other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or logos, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. We may in the future license our trademarks and trade names to third parties. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

Trademark litigation can be expensive, and the outcome can be highly uncertain. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

Moreover, some of our patents and patent applications in the future may be jointly owned with third parties. If we are unable to obtain an exclusive license to any such third party joint owners’ interest in such patents or patent applications, such joint owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such joint owners in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

If our third-party manufacturers do not respect our intellectual property and trade secrets and produce or sell competitive products using our designs or intellectual property, our business, financial condition and results of operation would be harmed.

Although our agreements with third-party manufacturing partners generally seek to preclude them from misusing our intellectual property and trade secrets, or using our designs to manufacture products for our competitors, we may be unsuccessful in monitoring and enforcing our intellectual property rights and may find counterfeit goods in the market being sold as our products and any future products similar to ours produced for our competitors using our intellectual property. Additionally, any steps to stop counterfeits may not be successful and customers who purchase these counterfeit goods may experience product defects or failures, harming our reputation and brand and causing us to lose future sales. Any of the foregoing could harm our business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm our business, financial condition, and results of operations.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to our products or utilize similar technology but that are not covered by the claims of our patents or that incorporate certain technology in our products that is in the public domain;

•

we, or our future licensors or collaborators, might not have been the first to make the inventions covered by the applicable issued patent or pending patent application that we own now or may own or license in the future;

•	we, or our future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•

we, or our future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any future patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•

it is possible that our patents or patent applications omit individuals who should be listed as inventors or include individuals that should not be listed as inventors, which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	claims of our patents or patent applications, if and when issued, may not cover our products or technologies or competitive products or technologies;

•

the inventors of our patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; or

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Any of the foregoing could harm our business, financial condition, and results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, which could result in substantial losses for purchasers of our common stock in this offering, and we may not be able to meet investor or analyst expectations.

Following this offering, the market price of our common stock may be highly volatile and fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	variations between our actual operating results, or those of companies that are perceived to be similar to us, and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company or our failure to meet these estimates or the expectations of investors;

•

additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” period ends;

•	hedging activities by market participants;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	changes in third-party payor reimbursement policies;

•	an inability to obtain additional funding;

•	general economic, industry and market conditions, including price and volume fluctuations in the overall stock market;

•	expiration of market stand-off or lock-up agreements;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from political conditions, election cycles, war or incidents of terrorism, or responses to these events, many of which are outside of our control.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many life sciences and technology companies’ stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. This risk is especially relevant for us because medical technology companies have experienced significant stock price volatility in recent years. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failure to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our common stock may never develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange under the symbol “SONX,” an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us, and may vary from the market price of our common stock following this offering. This initial public offering price may not be indicative of the market price of our common stock after this offering. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. In the absence of an active trading market for our common stock, you may not be able to sell your shares of our common stock when desired or at or above the initial public offering price. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially and adversely affect our business.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Upon consummation of this offering, based on the number of shares of our common stock outstanding on June 30, 2021 and after giving effect to the Preferred Stock Conversion and Forward Conversion, we will have outstanding a total of 26,280,075 shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering unless purchased by our affiliates. Each of our directors, executive officers and other holders of substantially all our outstanding equity securities are subject to lock-up and market standoff agreements that restrict their ability to, among other things and subject to certain exceptions, sell or transfer their shares for a period of 180 days after the date of this prospectus subject to certain exceptions. However, BofA Securities, Inc., Goldman Sachs & Co. LLC and Piper Sandler & Co. may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, all shares outstanding as of June 30, 2021 (assuming the closing of the offering) will be eligible for sale in the public market, of which the shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, 2,436,690 shares of our common stock were issuable upon the exercise of options outstanding as of June 30, 2021. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to stock options outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreement described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value (deficit) per share of our common stock of $(6.43) per share as of June 30, 2021. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $19.53 per share, based on the initial public offering price of $12.00 per share. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, the terms of our amended and restated credit agreement with Perceptive Credit Holdings III, LP restrict our ability to pay dividends to limited circumstances. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance involving estimates and assumptions may evolve or change over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

Our management will have broad discretion in applying the net proceeds we receive from this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. We currently intend to use the net proceeds of this offering, together with our existing cash and cash equivalents, to support the growth of our business, including to expand our commercial organization and increase our sales and marketing programs, research and development activities, clinical initiatives, and for working capital and general corporate purposes. We may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.

After this offering, our principal stockholders and management will own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of June 30, 2021, our executive officers, directors and 5% or greater stockholders beneficially owned approximately 70.0% of the outstanding shares of capital stock, and, upon the closing of this offering, that same group will hold approximately 49.0% of our outstanding shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares from us, including pursuant to our reserved share program). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or our assets, and might affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. In addition, these stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions after completion of this offering. As a result, this concentration of ownership may not be in the best interests of our other stockholders.

Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering (including through our reserved share program), such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options to purchase shares of our common stock are exercised or options, restricted stock units or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	permitting our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	providing that directors may only be removed for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of our capital stock;

•	requiring the approval of holders of two-thirds of our outstanding common stock to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorizing the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibiting stockholders from calling special meetings of stockholders;

•	prohibiting stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of our stockholders;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restricting the forum for certain litigation involving us to Delaware or federal courts, as applicable; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or bylaws that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. For information regarding these and other provisions, see section titled “Description of Capital Stock—Anti-Takeover Provisions.”

The provisions of our amended and restated certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of us to the us or the our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may also result in increased costs for stockholders to bring any such claim, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation (as may be amended or restated).

Risks Related to Being a Public Company

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we became subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are an emerging growth company and a “smaller reporting company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of our initial public offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer;”

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, therefore, for new or revised accounting standards applicable to public companies, we will be subject to an extended transition period until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

Even after we no longer qualify as an “emerging growth company,” we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, presenting only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. This risk is especially relevant for us because medical technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our failure to meet the New York Stock Exchange’s continued listing requirements could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of the New York Stock Exchange, such as the corporate governance requirements or the minimum closing bid price requirement, the New York Stock Exchange may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, or prevent future non-compliance with the listing requirements of the New York Stock Exchange.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Overreliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.

General Risks

Litigation and other legal proceedings may adversely affect our business.

From time-to-time we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine clinicians’ confidence and reduce long-term demand for our GentleWave System, even if the regulatory or legal action is unfounded or not material to our operations.

General economic and financial market conditions may exacerbate our business risks.

Global macroeconomic conditions and the world’s financial markets remain susceptible to significant stresses, resulting in reductions in available credit and government spending, economic downturn or stagnation, foreign currency fluctuations and volatility in the valuations of securities generally. Clinicians and distributors may respond to such economic pressures by reducing or deferring their capital spending or reducing staff. Furthermore, unfavorable changes in foreign exchange rates versus the U.S. dollar could increase our product and labor costs, thus reducing our gross profit.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our business strategy, plans, market growth and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	estimates of our potential addressable market, future results of operations, financial position, capital requirements and our needs for additional financing;

•	our business model and strategic plans for our products, software, technologies and business, including our implementation thereof;

•	competitive companies and technologies and our industry;

•

the impact on our business, financial condition and results of operation from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide;

•	our ability to commercialize, manage and grow our business by expanding our commercial organization and increasing our sales to existing and new clinician and dental customers;

•	commercial success and market acceptance of our products and software;

•	our ability to accurately forecast demand for our products and manage our inventory;

•	our ability to establish and maintain intellectual property protection for our products and software and avoid claims of infringement;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States and international markets;

•	the timing or likelihood of regulatory filings and approvals or clearances;

•	our ability to hire and retain qualified personnel, including senior management and sales professionals;

•	our ability to anticipate and effectively respond to disruptions or inefficiencies in our distribution network or supply chain;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common stock;

•	our expectations regarding the use of proceeds from this offering; and

•	our expectations about market trends.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $84.0 million (or approximately $97.0 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purpose of this offering is to obtain additional capital to support the growth of our business. We intend to use the net proceeds from this offering, along with our existing cash and cash equivalents, as follows:

•	approximately $55.0 million to expand our commercial organization and increase our sales and marketing programs;

•	approximately $25.0 million to fund our research and development activities and clinical initiatives to support adoption of our products; and

•	the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocation of the net proceeds of this offering. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the Preferred Stock Conversion, (ii) the Forward Settlement, (iii) the Warrant Conversion and the related reclassification of our warrant liabilities to stockholders’ equity, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above and (ii) the sale and issuance by us of 7,800,000 shares of our common stock in this offering at the initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with the sections titled “Use of Proceeds,” “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$25,729	$25,729	$109,680

Term loan, net of current maturities(1)	28,798	28,798	28,798
Warrant liabilities	1,931	—	—
Forward obligation(2)	2,900	—	—
Convertible preferred stock, $0.001 par value; 17,528,207 shares authorized, 17,031,887 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	281,342	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock; $0.001 par value per share; 21,643,836 shares authorized, 1,270,035 shares issued and 1,223,346 shares outstanding actual; 500,000,000 shares authorized, 18,526,764 shares issued and 18,480,075 shares outstanding pro forma, and 500,000,000 shares authorized, 26,326,764 shares issued and 26,280,075 outstanding pro forma as adjusted	1	19	27
Additional paid-in capital	10,699	296,855	380,798
Accumulated deficit	(285,600)	(285,600)	(285,600)
Less: Treasury stock	(51)	(51)	(51)

Total stockholders’ (deficit) equity	(274,950)	11,223	95,174

Total capitalization	$40,021	$40,021	$123,972

(1)	Represents borrowings outstanding under our credit agreement.
(2)

Represents shares of our common stock issuable in connection with the settlement of our outstanding forward obligation, which shares will be issued and delivered in connection with the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 18,480,075 shares of common stock outstanding as of June 30, 2021, which includes 17,031,887 shares of our common stock issuable upon the conversion of all of our outstanding shares of convertible preferred stock and 224,842 shares of our common stock issuable in connection with the settlement of our outstanding forward obligation upon completion of this offering, and excludes:

•	176,528 shares of our common stock issuable upon the exercise of options granted after June 30, 2021, with a weighted-average exercise price of $13.36 per share;

•

180,819 shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of June 30, 2021, with a weighted-average exercise price of $18.01 per share, which will convert into warrants to purchase shares of our common stock upon the closing of this offering;

•

150,684 shares of our common stock issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock issued after June 30, 2021, with an exercise price of $20.08 per share, which will convert into warrants to purchase shares of our common stock upon the closing of this offering;

•

2,436,690 shares of our common stock issuable upon the exercise of outstanding options under our 2017 Plan and 2007 Plan, in each case, as of June 30, 2021, with a weighted-average exercise price of $5.97 per share;

•

3,416,410 shares of our common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to the provisions of the 2021 Plan that automatically increase the share reserve under the 2021 Plan;

•

525,600 shares of our common stock that will become available for future issuance under our ESPP, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to the provisions of the ESPP that automatically increase the share reserve under the ESPP; and

•

910,586 shares of our common stock, based on the initial public offering price of $12.00, issuable upon the exercise of options or the vesting of restricted stock units, to be granted to certain employees and directors under our 2021 Plan, which will become effective in connection with the completion of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our credit facility. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

As of June 30, 2021, our historical net tangible book deficit was $286.7 million, or $234.34 per share of our common stock. Our historical net tangible book deficit per share represents our total tangible assets less total liabilities and our convertible preferred stock, which is not included within stockholders’ deficit, divided by the number of shares of our common stock outstanding as of June 30, 2021.

As of June 30, 2021, our pro forma net tangible book value (deficit) was $(281.9) million, or $(15.25) per share. Pro forma net tangible book value (deficit) per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2021 after giving effect to (i) the Preferred Stock Conversion, (ii) the Forward Settlement, (iii) the Warrant Conversion and the related reclassification of our warrant liabilities to stockholders’ equity, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the closing of this offering.

After giving further effect to our sale of 7,800,000 shares of our common stock in this offering at the initial public offering price of $12.00, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of June 30, 2021 would have been approximately $(197.9) million, or $(7.53) per share. This represents an immediate increase in pro forma net tangible book value (deficit) of $7.72 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value (deficit) of approximately $19.53 per share to new investors purchasing shares of our common stock in this offering at the initial public offering price. Dilution per share to new investors purchasing our common stock in this offering is determined by subtracting our pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share of our common stock		$12.00
Historical net tangible book value (deficit) per share as of June 30, 2021	$(234.34)
Increase in historical net tangible book value (deficit) per share attributable to the pro forma effects described above	219.09
Pro forma net tangible book value (deficit) per share as of June 30, 2021	(15.25)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing our common stock in this offering	$7.72
Pro forma as adjusted net tangible book value (deficit) per share immediately after this offering		(7.53)
Dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors purchasing our common stock in this offering		$19.53

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2021, the difference between existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders or to be paid by new investors purchasing shares in this offering at the initial public offering price of $12.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,526,764	70%	$296,874,000	76%	$16.02
New investors	7,800,000	30	93,600,000	24	12.00

Total	26,326,764	100%	$390,474,000	100%

The number of shares of our common stock to be outstanding after this offering is based on 18,480,075 shares of our common stock outstanding as of June 30, 2021, which includes 17,031,887 shares of our common stock issuable upon the conversion of all of our outstanding shares of convertible preferred stock and 224,842 shares of our common stock issuable in connection with the settlement of our outstanding forward obligation upon completion of this offering, and excludes:

•	176,528 shares of our common stock issuable upon the exercise of options granted after June 30, 2021, with a weighted-average exercise price of $13.36 per share;

•

180,819 shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of June 30, 2021, with a weighted-average exercise price of $18.01 per share, which will convert into warrants to purchase shares of our common stock upon the closing of this offering;

•

150,684 shares of our common stock issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock issued after June 30, 2021, with an exercise price of $20.08 per share, which will convert into warrants to purchase shares of our common stock upon the closing of this offering;

•

2,436,690 shares of our common stock issuable upon the exercise of outstanding options under our 2017 Plan and 2007 Plan, in each case, as of June 30, 2021, with a weighted-average exercise price of $5.97 per share;

•

3,416,410 shares of our common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to the provisions of the 2021 Plan that automatically increase the share reserve under the 2021 Plan;

•

525,600 shares of our common stock that will become available for future issuance under our ESPP, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to the provisions of the ESPP that automatically increase the share reserve under the ESPP; and

•

910,586 shares of our common stock, based on the initial public offering price of $12.00, issuable upon the exercise of options or the vesting of restricted stock units, to be granted to certain employees and directors under our 2021 Plan, which will become effective in connection with the completion of this offering.

To the extent any options, warrants or similar rights are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a commercial-stage medical technology company focused on saving teeth from tooth decay, the most prevalent chronic disease globally. We have developed the GentleWave System, an innovative technology platform designed to treat tooth decay by cleaning and disinfecting the microscopic spaces within teeth without the need to remove tooth structure. Our initial focus is on leveraging the GentleWave System, the first and only FDA-cleared system for root canal therapy, or RCT, that employs a sterilized, single-use procedure instrument, to transform RCT, by addressing the limitations of conventional methods. The system utilizes our proprietary mechanism of action, which combines procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, to debride and disinfect deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. The clinical benefits of our GentleWave System when compared to conventional methods of RCT include improved clinical outcomes, such as superior cleaning that is independent of root canal complexity and tooth anatomy, high and rapid rates of healing and minimal to no post-operative pain. In addition to the clinical benefits, the GentleWave System can improve the workflow and economics of dental practices. We began scaling commercialization of our current technology in 2017 and are focused on establishing the GentleWave Procedure as the standard of care for RCT. As of June 30, 2021, we had an installed base of over 700 GentleWave Systems and have treated more than 600,000 patients.

RCT is a treatment for late-stage tooth decay that aims to save the patient’s tooth instead of removing it. Conventional methods of RCT depend primarily on instruments to manually scrape and remove tooth structure and open canals inside the tooth in order to remove and irrigate infected tissue. We believe that conventional methods of RCT do not adequately clean and disinfect the entire root canal system, primarily due to the complexity and uniqueness of each root canal and the inability of current endodontic technologies to effectively reach the microscopic spaces within the tooth. Conventional methods of RCT also generally require extensive use of instrumentation within the root canal system, which can result in the removal of substantial tooth structure, weaken the tooth and impact its long-term survival. This lack of sufficient cleaning and removal of substantial tooth structure can result in poor clinical outcomes, such as high treatment failure rates and significant post-operative pain. In addition, other limitations of conventional methods of performing RCT include: a frequent need for multiple visits to complete the procedure, a lack of standardized procedure protocols and a complex procedure that can be difficult to perform.

Our GentleWave System represents an innovative technology platform and approach to RCT. The GentleWave System is a Class II device and has received 510(k) clearance from the FDA. The key components of our GentleWave System are a sophisticated and mobile console and a pre-packaged, sterilized, single-use procedure instrument, or PI. The GentleWave System utilizes a proprietary mechanism of action that is designed to combine procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics to efficiently and effectively reach microscopic spaces within teeth and dissolve and remove tissue and bacteria with minimal or no removal of tooth structure. We have invested significant resources in establishing a broad intellectual property portfolio that protects the GentleWave Procedure and its unique mechanism of action, as well as future capabilities under development. We believe our GentleWave System transforms the patient and dental practitioner experience and addresses many of the limitations of conventional RCT.

We are committed to continuing to generate evidence to support the clinical benefits of the GentleWave System. These benefits have been demonstrated in-vivo and in-vitro across two prospective, multi-center clinical studies, in real-world, clinical practice and in over 30 peer-reviewed journal publications, including seven independent publications and more than 23 publications by our consultants or sponsored or funded by us. For example, results from our PURE study demonstrated a treatment success rate of 97% at the six- and 12-month follow-ups for patients treated using the GentleWave System.

In the United States and Canada, our direct sales force markets and sells the GentleWave System to dental practitioners performing a high volume of root canals as part of their practice. Our commercial strategy and sales model involves a focus on driving adoption of our GentleWave System by increasing our installed base of consoles and maximizing recurring PI revenue through increased utilization. We intend to expand the size of our sales and clinician support teams to support our efforts of driving adoption and utilization of the GentleWave System. We also plan to pursue marketing authorizations and similar certifications to enable marketing and engage in other market access initiatives over time in attractive international regions in which we see significant potential opportunity.

To date, our primary sources of capital have been private placements of convertible preferred stock, debt financing agreements, and to a lesser extent, revenue from the sale of our products and related services and software. We have raised a total of $281.3 million in net proceeds from private placements of preferred stock, and approximately $4.0 million from issuances of common stock and stock option exercises. As of June 30, 2021, we had cash and cash equivalents of $25.7 million, an accumulated deficit of $285.6 million, and $30.0 million in principal outstanding on our term loan facility. We generated revenue of $23.4 million and a net loss of $46.7 million for the year ended December 31, 2020, compared to revenue of $34.7 million and a net loss of $49.3 million for the year ended December 31, 2019. We generated revenue of $15.4 million and a net loss of $22.1 million for the six months ended June 30, 2021, compared to revenue of $8.5 million and a net loss of $23.5 million for the six months ended June 30, 2020.

We expect to continue to incur net losses for the next several years, in particular as we intend to continue to make significant investments in our sales and marketing organization by increasing the number of U.S. sales representatives and expanding our international marketing programs and expanding direct to clinician digital marketing efforts to help facilitate further adoption among existing accounts as well as broaden awareness and adoption of our products to new clinicians. We also expect to continue to make investments in research and development, regulatory affairs and clinical studies to develop future generations of our GentleWave products, support regulatory submissions and demonstrate the clinical efficacy of our new products. Moreover, we expect to incur additional expenses as a result of operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other administrative and professional services expenses. As a result of these and other factors, we will require additional financing to fund our operations and planned growth.

As of June 30, 2021, we had cash and cash equivalents of $25.7 million. We believe, based on our current operating plan, that our existing cash and cash equivalents will not be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure and meet our debt minimum liquidity covenant requirements for at least the next 12 months from the date of this offering. We may also seek additional financing opportunistically. We may seek to raise any additional capital by entering into partnerships or through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. At this time, we do not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this offering.

Factors Affecting Our Performance and Key Business Metrics

We believe there are several important factors that impact our operating performance and results of operations. We also regularly review several operating and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions. We believe the following factors and key business metrics are important indicators of our performance:

•

Installed base of GentleWave Systems: In the United States and Canada, we are initially focused on driving adoption of the GentleWave System among dental practitioners, with an initial focus on RCT. Our sales force leverages third-party data of root canal procedure volumes by practitioner, in order to enable us to efficiently and effectively identify target accounts. We believe that our current targeting strategy identifies a well-defined customer base that is accessible by our direct sales organization. As of June 30, 2021, we had 16 capital sales representatives, and we plan to continue expanding our team of capital sales representatives.

•

System utilization: Our revenue is significantly impacted by the utilization of our GentleWave System. Our objective is to establish the GentleWave Procedure as the standard of care for RCT. To accomplish this, we plan to continue expanding our team of consumable sales representatives who are partnering with our customers to provide onboarding, onsite training and continuing education, to enhance practice efficiency and clinical workflow and to drive patient referral volumes. In addition, in late 2021 we plan to launch the CleanFlow PI, which has received 510(k) clearance from the FDA and which we expect will further increase utilization. We expect to commercialize the CleanFlow PI in 2022.

•

Gross margins: Our results of operations depend, in part, on our ability to increase our gross margins by more effectively managing our costs to produce our GentleWave console and single-use PIs, and to scale our manufacturing operations efficiently. We expect to realize operating leverage through increased scale efficiencies as our commercial operations grow. We are undertaking continuous margin improvement programs, including implementing lean manufacturing methods and working with our suppliers to reduce material costs. We have also executed several product design improvements to reduce product cost. For example, we expect the CleanFlow PI to have a positive impact on the gross margin profile of our single-use PIs. We anticipate that the combination of these strategies will drive margin improvement.

•

Commercial organization: As of June 30, 2021, our sales and customer support team consisted of approximately 50 employees. We intend to continue to make significant investments in our commercial organization by increasing the number of employees in our commercial organization, as well as by expanding our marketing and training programs, to help facilitate further adoption of our products among existing and new customer accounts. Successfully recruiting and training a sufficient number of sales and customer support employees is required to achieve growth at the rate we expect. The rate at which we grow our commercial organization and the speed at which newly hired personnel become effective can impact our revenue growth or our costs incurred in anticipation of such growth.

Impact of the COVID-19 Pandemic

We are subject to the continuing risks related to the public health crises, primarily the global pandemic associated with COVID-19 and its variants. In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all 50 states within the United States. The COVID-19 outbreak has negatively impacted and may continue to negatively impact our operations, revenue, and overall financial condition. In response to the pandemic, numerous state and local jurisdictions imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders, and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel, and business operations, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in our headquarters closing, slowdowns and delays, travel restrictions, and cancellation of training and other events, among other effects, thereby negatively impacting our operations. Additionally, in the United States, governmental authorities have recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. Even after the “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 were significantly reduced in the second quarter of 2021, we continue to experience disruptions to our business, including customers continuing to be cautious in restarting procedures in light of the continued risk posed by the virus.

The dental industry has been particularly challenged in part by desire of patients to avoid dental visits and potential exposure to COVID-19. These measures and challenges have generally decreased the number of root canal procedures performed, and consequently slowed adoption of the GentleWave Procedure and impacted our ability to sell our GentleWave System. We believe the number of our systems sold has been impacted as health care organizations have prioritized the treatment of patients with COVID-19. Procedures were cancelled or delayed as a result of local public health measures and dental office policies. We have also experienced disruptions, and may experience future disruptions, including: delays in capital and clinical sales representatives becoming fully trained and productive; difficulties and delays in dental practitioner outreach and training dental practitioners to use our GentleWave System; travel restrictions; delays in follow-ups of our clinical studies; challenges with maintaining adequate supply from third-party manufacturers of components and finished goods and distribution providers; and access to dental practitioners for training and case support.

While restrictions associated with COVID-19 are beginning to relax, subject to the increase in vaccination rates and reductions in COVID-19 infection rates, including those associated with new variants, the longevity and extent of the COVID-19 pandemic remains uncertain. These measures and challenges may continue for the duration of the pandemic and may negatively impact our revenue growth while the pandemic continues. The potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict. The widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. We expect any further shelter-in-place policies and restrictions on dental procedures to have a substantial near-term impact on our revenue. During the COVID-19 pandemic, our customers, including endodontists, have experienced financial hardship and some of them may not fully recover. This could lead to some of these customers temporarily or permanently shutting down, filing for bankruptcy or being acquired by larger health systems, leading to reduced procedures and/or additional pricing pressure on our products. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic. The occurrence of any such events may lead to reduced disposable income and access to health insurance which could adversely affect the number of our GentleWave Systems sold after the pandemic has ended.

Potential impacts of the COVID-19 pandemic, some of which we have already experienced, include those described throughout the “Risk Factors” section, including “Our business, financial condition, results of operations and growth have been adversely impacted by the effects of the COVID-19 pandemic and may continue to be adversely impacted.”

Components of Our Results of Operations

Revenue

Our revenue consists primarily of product revenue and software revenue. We generate product revenue on the capital sale of our GentleWave console and recurring sales of our single-use PIs, and accessories. To a lesser extent, we also derive product revenue from service and repair and extended warranty contracts with our existing customers. Software revenue relates to fees we receive for licensing our practice management tool, The Digital Office, to dental practitioners. We expect our product revenue to increase in absolute dollars as we increase adoption and utilization of the GentleWave System, though revenues may fluctuate from quarter to quarter.

Cost of Sales and Gross Margin

Cost of sales consists primarily of manufacturing overhead costs, material costs, and direct labor to produce our products, warranty, provisions for slow-moving and obsolete inventory, and other direct costs such as shipping and software support. A significant portion of our cost of sales currently consists of manufacturing overhead costs. These overhead costs include compensation for personnel, including stock-based compensation expenses, facilities, the cost of production equipment and operations supervision, quality control, material procurement and intangible assets amortization. We provide a two-year warranty on capital equipment, and we establish a reserve for warranty repairs based on historical warranty repair costs incurred. Provisions for warranty obligations, which are included in cost of sales, are provided for at the time of shipment. We expect our cost of sales to increase in absolute dollars for the foreseeable future primarily as, and to the extent, our revenue grows, partially offset by lower unit product costs, though it may fluctuate from quarter to quarter.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily, product mix and the resulting average selling prices, production volumes, manufacturing costs and product yields, and the implementation of cost reduction strategies. Our software gross margin is generally higher than our product gross margin. As a result of these factors, we expect gross margin may fluctuate from quarter to quarter. We are engaged in various efforts to improve our gross margin by reducing unit product costs to the extent our production volumes increase, as well as through product design improvements, reducing material costs through negotiations with suppliers and optimizing the manufacturing process and reducing the costs to service our installed base.

Operating Expenses

Selling, General and Administrative

Selling, general and administrative, or SG&A, expenses consist primarily of compensation for personnel, including stock-based compensation, related to selling, marketing, professional education, administration, finance, information technology, legal, and human resource functions. SG&A expenses also include commissions, training, travel expenses, promotional activities, conferences, trade shows, professional services fees, audit fees, legal fees, insurance costs and general corporate expenses including allocated facilities-related expenses. We expect our SG&A expenses to increase in absolute dollars for the foreseeable future as we expand our commercial infrastructure and incur additional fees associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other administrative and professional services expenses, though it may fluctuate from quarter to quarter. However, over time, we expect our SG&A expenses to decrease as a percentage of revenue.

Research and Development

Research and development, or R&D, expenses consist primarily of costs incurred for proprietary R&D programs, and include costs of product engineering, product development, regulatory affairs, consulting services, materials, and depreciation, as well as other costs associated with products and technologies being developed. These expenses include employee and non-employee compensation, including stock-based compensation, supplies, materials, quality control expenses, consulting, related travel expenses and facilities expenses. We expect our R&D expenses to increase in absolute dollars for the foreseeable future as we continue to develop, enhance, and commercialize new products and technologies. However, we expect our R&D expenses as a percentage of revenue to vary over time depending on the level and timing of initiating new product development efforts.

Changes in Fair Value of Contingent Earnout

Changes in fair value of contingent earnout consists of fair value adjustments from our contingent earnout liabilities recorded in connection with the 2018 acquisition of TDO. We recorded a liability related to the contingent earnout provisions, which are based on annual sales of licenses and units, as defined in the stock purchase agreement, for each of the years ending December 31, 2019 and 2020, and expect to record such liability for the year ended December 31, 2021.

Other Income (Expense), Net

Other income (expense), net, consists primarily of interest expense from our outstanding term loan, and the remeasurement to fair value each reporting period, of our preferred stock warrant liabilities and our forward obligation recorded in connection with an asset acquisition. We will continue to record adjustments to the estimated fair value of the preferred stock warrants until they are exercised, expire or at such time as the warrants are treated as equity for accounting. We will continue to record adjustments to the estimated fair value of the forward obligation until the earliest to occur of (i) an extraordinary event, as defined in the stock purchase agreement; (ii) a public offering of any of our securities in which our shares of Series D preferred stock are converted in accordance with our then effective certificate of incorporation, or if holders of the Series D preferred stock agree to convert their shares of series D preferred stock into conversion shares, as defined in the stock purchase agreement; or (iii) the seventh anniversary after the closing of the transaction, which occurred in December 2016.

Unaudited Pro Forma Information

Upon the closing of this offering, all outstanding shares of our convertible preferred stock will convert into shares of our common stock and the issuance of shares of common stock in connection with the settlement of our outstanding forward obligation. The pro forma net loss per share attributable to common stockholders, basic and diluted for the year ended December 31, 2020 and six months ended June 30, 2021 were computed using the weighted average shares of common stock outstanding, basic and diluted including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock and the issuance of shares of common stock in connection with the settlement of our outstanding forward obligation upon completion of this offering, as if such conversion had occurred at the beginning of the period, or their issuance dates if later. Pro forma net loss per share does not include the shares expected to be sold in this offering.

The following table sets forth the computation of the pro forma net loss per share attributable to common stockholders, basic and diluted for the periods presented.

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
	(in thousands, except share and per-share amounts)
	(unaudited)
Numerator:
Net loss and comprehensive loss	$(46,665)	$(22,055)
Change in fair value of forward obligation	$250	$150
Change in fair value of warrants	$(346)	$17

Net loss used in calculating pro forma net loss per share attributable to common stock holder	$(46,761)	$(21,888)
Denominator:
Weighted-average common shares outstanding	1,195,944	1,211,645
Weighted-average convertible preferred stock	17,031,887	17,031,887
Weighted-average forward	224,842	224,842
Pro forma weighted-average shares outstanding, basic and diluted	18,452,673	18,468,374

Pro forma weighted-average net loss per share, basic and diluted	$(2.53)	$(1.19)

Results of Operations

Comparison of Six Months Ended June 30, 2020 and 2021

The following table shows our results of operations for the six months ended June 30, 2020 and 2021, together with the dollar and percentage change in those items:

	Six Months Ended June 30,		Change
	2020	2021	$	%
	(unaudited)
	(in thousands, except percentages)

Revenue	$8,548	$15,419	6,871	80%
Cost of sales	7,619	11,584	3,965	52%

Gross profit	929	3,835	2,906	313%

Gross margin	11%	25%

Operating expenses:
Selling, general and administrative	13,621	13,905	284	2%
Research and development	9,631	9,677	46	0%
Change in fair value of contingent earnout	(508)	(7)	501	(99)%

Total operating expenses	22,744	23,575	831	4%

Loss from operations	(21,815)	(19,740)	2,075	10%
Other income (expense), net:
Interest and financing costs, net	(1,797)	(2,148)	(351)	20%
Change in fair value of warrant liabilities	67	(17)	(84)	(125)%
Change in fair value of forward obligation	—	(150)	(150)	(100)%

Loss before income tax benefit	(23,545)	(22,055)	1,490	6%

Net loss	$(23,545)	$(22,055)	1,490	6%

Revenue

Our breakdown of revenue for the six months ended June 30, 2020 and 2021, respectively, is summarized below:

	Six Months Ended June 30,		Change
	2020	2021	$	%
	(unaudited)
	(in thousands, except percentages)

Product revenue	$6,015	$11,980	$5,965	99%
Software revenue	2,533	3,439	906	36%

Total revenue	$8,548	$15,419	$6,871	80%

Revenue increased $6.9 million, or 80%, to $15.4 million during the six months ended June 30, 2021 from $8.5 million during the six months ended June 30, 2020. For the six months ended June 30, 2021, we generated $3.6 million and $7.0 million from the sale of GentleWave consoles and PIs, respectively, compared to $0.7 million and $4.3 million for the six months ended June 30, 2020, respectively. We attribute this increase primarily to lower sales as a result of the temporary dental and endodontic office closures impacted by the COVID-19 outbreak during 2020.

Cost of sales and Gross margin

Cost of sales increased $4.0 million, or 52%, to $11.6 million during the six months ended June 30, 2021 from $7.6 million during the six months ended June 30, 2020. The increase was primarily attributable to higher sales volume that was partially offset by lower unallocated manufacturing overhead expenses in the six months ended June 30, 2021, due to increased production volume in 2021. There were no significant changes in the Software segment cost of sales.

Gross margin increased to 25% for the six months ended June 30, 2021 from 11% for the six months ended June 30, 2020, primarily due to change in revenue mix and resultant higher production volumes in our Product segment.

Selling, general and administrative expenses

SG&A expenses increased $0.3 million, or 2%, to $13.9 million during the six months ended June 30, 2021 from $13.6 million during the six months ended June 30, 2020, primarily driven by changes in our Product segment due to higher sales employee-related compensation and benefit expenses, including stock-based compensation, as a result of the expansion of our commercial infrastructure and increase in sales. There were no significant changes in the Software segment selling, general and administrative expenses.

Research and development expenses

R&D expenses were $9.7 million during the six months ended June 30, 2021 as compared to $9.6 million during the six months ended June 30, 2020. There were no significant changes in any major components of the R&D expenses as described in the Components of Our Results of Operations above.

Change in fair value of contingent earnout

There were no significant changes in fair value of contingent earnout for the six months ended June 30, 2021 as compared to a gain of $0.5 million for the six months ended June 30, 2020. During the six months ended June 30, 2021, there were no significant changes in the inputs and estimates utilized by management in the estimation of fair value. The gain recognized in the six months ended June 30, 2020 was primarily due to lower financial sales projections.

Loss from operations

Loss from operations improved during the six months ended June 30, 2021 compared to the six months ended June 30, 2020 primarily due to growth in revenue. Specifically, revenue growth and higher gross margin in the Product segment exceeded the corresponding increases in operating expenses in the Product segment. As a result, loss from operations from the Product segment decreased $1.4 million, or 7%, to $20.2 million for the six months ended June 30, 2021 from $21.6 million for the six months ended June 30, 2020. The Software segment recorded income from operations of $0.5 million for the six months ended June 30, 2021 as compared to loss from operations of $0.2 million for the six months ended June 30, 2020.

Interest and financing costs, net

Interest and financing costs, net, increased $0.4 million, or 20%, to $2.1 million during the six months ended June 30, 2021, from $1.8 million during the six months ended June 30, 2020, primarily attributable to lower interest income in 2021.

Change in fair value of warrant liabilities

There were no significant changes in fair value of warrant liabilities for the six months ended June 30, 2021 and 2020.

Change in fair value of forward obligation

Change in fair value of forward obligation was an expense of $0.2 million for the six months ended June 30, 2021 as a result of changes in input assumptions used to remeasure the valuation of the forward obligation, primarily including estimated probabilities of various future outcomes and financial projections. There was no significant change in fair value of forward obligation for the six months ended June 30, 2020.

Comparison of Years Ended December 31, 2019 and 2020

The following table shows our results of operations for the years ended December 31, 2019 and 2020, together with the dollar and percentage change in those items:

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Revenue	$34,731	$23,351	(11,380)	(33)%
Cost of sales	25,662	19,466	(6,196)	(24)%

Gross profit	9,069	3,885	(5,184)	(57)%
Gross margin	26%	17%
Operating expenses:
Selling, general and administrative	35,560	26,695	(8,865)	(25)%
Research and development	18,967	20,461	1,494	8%
Change in fair value of contingent earnout	620	(473)	(1,093)	(176)%

Total operating expenses	55,147	46,683	(8,464)	(15)%

Loss from operations	(46,078)	(42,798)	3,280	7%
Other income (expense), net:
Interest and financing costs, net	(2,842)	(3,961)	(1,119)	39%
Change in fair value of warrant liabilities	225	346	121	54%
Change in fair value of forward obligation	(600)	(250)	350	(58)%

Loss before income tax benefit	(49,295)	(46,663)	2,632	5%
Income tax expense	(2)	(2)	—	—

Net loss	$(49,297)	$(46,665)	2,632	5%

Revenue

Our breakdown of revenue for the years ended December 31, 2019 and 2020, respectively, is summarized below:

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Product revenue	$29,156	$17,338	(11,818)	(41)%
Software revenue	5,575	6,013	438	8%

Total revenue	$34,731	$23,351	(11,380)	(33)%

Revenue decreased $11.4 million, or 33%, to $23.4 million during the year ended December 31, 2020 from $34.7 million during the year ended December 31, 2019. For the year ended December 31, 2020, we generated $4.8 million and $10.4 million from the sale of GentleWave consoles and PIs, respectively, compared to $15.5 million and $12.0 million for the year ended December 31, 2019, respectively. We attribute this decrease primarily to temporary dental and endodontic office closures caused by COVID-19 outbreak during 2020. The decrease in product revenue was partially offset by an increase in software revenue that was primarily attributable to increase in license sales of TDO practice management software.

Cost of sales and Gross margin

Cost of sales decreased $6.2 million, or 24%, to $19.5 million during the year ended December 31, 2020 from $25.7 million during the year ended December 31, 2019. The decrease was primarily attributable to lower sales volume as partially offset by an increase in cost on a per unit basis resulting from expensing higher unallocated manufacturing overhead costs due to reduced production volume in 2020. There were no significant changes in the Software segment cost of sales.

Gross margin decreased to 17% for the year ended December 31, 2020 from 26% for the year ended December 31, 2019, primarily due to change in revenue mix and resultant lower production volumes in our Product segment.

Selling, general and administrative expenses

SG&A expenses decreased $8.9 million, or 25%, to $26.7 million during the year ended December 31, 2020 from $35.6 million during the year ended December 31, 2019. Lower SG&A expenses were primarily driven by changes in our Product segment due to a decrease of $3.6 million in employee-related compensation and benefit expenses, including stock-based compensation, a decrease of $3.3 million in commercial related expenditures, and other cost reduction measures implemented to minimize the impact of COVID-19 on our business. There were no significant changes in the Software segment selling, general and administrative expenses.

Research and development expenses

R&D expenses increased $1.5 million, or 8%, to $20.5 million during the year ended December 31, 2020 from $19.0 million during the year ended December 31, 2019, primarily due to an increase of $1.1 million in employee-related compensation and benefit expenses, including stock-based compensation, related to Product Segment R&D. There were no significant changes in the Software segment research and development expenses.

Change in fair value of contingent earnout

Change in fair value of contingent earnout was a gain of $0.5 million for the year ended December 31, 2020 as compared to an expense of $0.6 million for the year ended December 31, 2019. The change in fair value of contingent earnout was primarily due to lower financial sales projections and a decrease in the discount rate to 7.6% during the year ended December 31, 2020 from 11.1% during the year ended December 31, 2019.

Loss from operations

Loss from operations improved during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to lower operating expenses as a result of cost reduction measures implemented to minimize the impact of COVID-19 in the Product segment. Specifically, such operating expense reduction in the Product segment exceeded the decrease in revenue and gross margin resulting from the impact of COVID-19 in the segment. As a result, loss from operations from the Product segment decreased $2.9 million, or 6%, to $43.2 million for the year ended December 31, 2020 from $46.0 million for the year ended December 31,

2019. The Software segment recorded income from operations of $0.4 million for the year ended December 31, 2020 as compared to loss from operations of $0.1 million for the year ended December 31, 2019.

Interest and financing costs, net

Interest and financing costs, net, increased $1.1 million, or 39%, to $4.0 million during the year ended December 31, 2020, from $2.8 million during the year ended December 31, 2019, primarily attributable to incremental interest on an additional draw of $10 million on our term loan facility in October 2019.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities was a gain of $0.3 million for the year ended December 31, 2020, as compared to a gain of $0.2 million for the year ended December 31, 2019, as a result of changes in input assumptions used to remeasure the valuation of the warrant liabilities, primarily including the expected volatility, risk-free interest rate and the expected term.

Change in fair value of forward obligation

Change in fair value of forward obligation was an expense of $0.3 million for the year ended December 31, 2020, as compared to an expense of $0.6 million for the year ended December 31, 2019, as a result of changes in input assumptions used to remeasure the valuation of the forward obligation, primarily including estimated probabilities of various future outcomes and financial projections.

Liquidity and Capital Resources

Sources of liquidity

We have incurred significant operating losses and negative cash flows from operations since our inception, and we anticipate that we will incur net losses for the next several years. As of December 31, 2020, we had cash and cash equivalents of $51.7 million, an accumulated deficit of $263.5 million, and $30.0 million in principal outstanding on our term loan facility. As of June 30, 2021, we had cash and cash equivalents of $25.7 million, an accumulated deficit of $285.6 million, and $30.0 million in principal outstanding on our term loan facility. For the years ended December 31, 2019 and 2020, our net losses from operations were $49.3 million and $46.7 million, respectively, and our net cash used in operating activities was $49.1 million and $38.5 million, respectively. For the six months ended June 30, 2020 and 2021, our net losses from operations were $23.5 million and $22.1 million, respectively, and our net cash used in operating activities was $23.5 million and $23.9 million, respectively.

Our primary sources of capital have been from private placements of convertible preferred stock, debt financing agreements, and to a lesser extent, revenue from the sale of our products and related services and software. As of December 31, 2020 and June 30, 2021, we have raised $281.3 million from private placements of convertible preferred securities from our investors.

Funding requirements

We expect our operating expenses to increase for the foreseeable future as we continue to invest in expanding expand our sales and marketing infrastructure, programs to both drive and support anticipated sales growth and product development. In addition, we expect our general and administrative expenses to increase for the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:

•	the degree and rate of market acceptance of our current and future products and the GentleWave Procedure;

•	the scope and timing of investment in our sales force and expansion of our commercial organization;

•	the impact on our business from the ongoing and global COVID-19 pandemic and the end of the COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease;

•	the cost of our research and development activities;

•	the cost and timing of additional regulatory clearances or approvals;

•	the costs associated with any product recall that may occur;

•	the costs associated with the manufacturing of our products at increased production levels;

•	the costs of attaining, defending and enforcing our intellectual property rights;

•	whether we acquire third-party companies, products or technologies;

•	the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

•	the scope, rate of progress and cost of our current or future clinical trials and registries;

•	the emergence of competing technologies or other adverse market developments;

•	the rate at which we expand internationally;

•	our ability to ability to raise additional funds to finance our operations;

•	debt service requirements; and

•	the cost associated with being a public company.

Our consolidated financial statements included elsewhere in this prospectus have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern. We believe, based on our current operating plan, that our existing cash and cash equivalents will not be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure and meet our debt minimum liquidity covenant requirements for at least the next 12 months from the date of this offering.

We have based this estimate on estimates and assumptions that may prove to be wrong, and we may need to utilize additional available capital resources or seek additional financing opportunistically. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional public or private equity or debt securities or obtain an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our stockholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional capital through collaborations agreements, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product or grant licenses that may not be favorable to us. Additional financing may not be available at all, or in amounts or on terms unacceptable to us. At this time, we do not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this offering.

Indebtedness

On June 23, 2017, we entered into a credit agreement and guaranty, or the Credit Agreement, with Perceptive Credit Holdings, LP, which provided for a delayed-draw term loan in an aggregate principal amount of $20.0 million. The initial loan of $10.0 million was made in a single borrowing on June 23, 2017. The interest rate for the loan is the greater of the 1-month LIBOR and 2.00% plus the applicable margin of 9.25%. In connection with the loan, we granted a security interest in substantially all of our assets. We are permitted to make voluntary prepayments of the loan, subject to a prepayment fee equal to 1.00% of the amount prepaid.

The Credit Agreement was amended in October 2018 to provide an additional tranche consisting of two borrowings, which were exercised on October 16, 2018 and October 7, 2019 in an aggregate principal amount of $10.0 million each. The Credit Agreement was amended in October 2019 to provide two additional tranches of delayed-draw term loans of $10.0 million each, and to modify the repayment provisions of the loan to require all principal to be due at maturity. The additional tranches were not exercised prior to their expiration on December 31, 2020. Both amendments were evaluated and accounted for as modifications.

As of June 30, 2021, there was an aggregate principal balance of $30.0 million outstanding under the Credit Agreement and we were in compliance with all covenants and conditions under the Credit Agreement.

On August 23, 2021, we amended the Credit Agreement to transfer and assign the loans thereunder to Perceptive Credit Holdings III, LP. In connection with this transfer and assignment, we entered into an amended and restated credit agreement and guaranty, or the New Credit Agreement, with Perceptive Credit Holdings III, LP, which provides for two additional tranches of delayed-draw term loans of $10.0 million each and extended the maturity date for repayment, including with respect to amounts owed in connection the existing delayed-draw term loan, to August 2026. The additional tranches are required to be initiated on or before December 31, 2021 and March 31, 2022, respectively.

The interest rate for amounts borrowed under the New Credit Agreement is the greater of the 1-month LIBOR and 2.00% plus the applicable margin of 9.25%. In connection with the New Credit Agreement, we also entered into an amended and restated security agreement and granted a security interest in substantially all of our assets. We are permitted to make voluntary prepayments, subject to a scaled prepayment premium that ranges from 7.0% to 1.0% of the aggregate principal amount outstanding on such prepayment date for prepayments made after August 23, 2022 and before August 23, 2025. No prepayment premium is required for payments made after August 23, 2025.

The New Credit Agreement contains events of default, including, without limitation, events of default upon: (i) failure to make a payment pursuant to the terms of the agreement; (ii) violation of certain covenants; (iii) payment or other defaults on other indebtedness; (iv) material adverse change in the business or change in control; (v) insolvency; (vi) significant judgments; (vii) incorrectness of representations and warranties; (viii) regulatory matters; and (ix) failure by us to maintain a valid and perfected lien on the collateral securing the borrowing. In the event of an event of default, the lender may terminate its commitments and declare all amounts outstanding under the New Credit Agreement immediately due and payable, together with accrued interest and all fees and other obligations. The amount of such repayment will include payment of any prepayment premium applicable due to the time of such payment. In addition, upon the occurrence and during the continuance of any event of default, the applicable margin will increase by 3.00% per annum to 12.25%.

The New Credit Agreement includes financial covenants that requires us to (i) maintain, at all times, a minimum aggregate balance of $3.0 million in cash in one or more controlled accounts, and (ii) satisfy certain minimum revenue thresholds, measured for the twelve consecutive month period on each calendar quarter-end until June 30, 2026. These thresholds increase over time and range from $26.4 million for the twelve month period ended September 30, 2021 to $95.3 million for the twelve month period ended June 30, 2026. Failure to satisfy these financial covenants would constitute an event of default under the New Credit Agreement.

In connection with the New Credit Agreement, we issued a warrant to purchase 150,685 shares of our Series E convertible preferred stock at a purchase price of $20.08 per share.

On April 22, 2020, we were granted a loan in an aggregate amount of $5.1 million pursuant to the Paycheck Protection Program, or the PPP loan, under Division A, Title I of the CARES Act, which was enacted March 27, 2020. On May 7, 2020, the PPP Loan was repaid in full.

Summary statement of cash flows

The following table summarizes the primary sources and uses of our cash flows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(49,074)	$(38,544)	$(23,460)	$(23,865)
Investing activities	(3,695)	(916)	(359)	(1,527)
Financing activities	111,976	(983)	(978)	(601)

Net increase (decrease) in cash and cash equivalents	$59,207	$(40,443)	$(24,797)	$(25,993)

Net Cash Used in Operating Activities

Net cash used in operating activities was $23.9 million for the six months ended June 30, 2021, primarily consisting of our net loss of $22.1 million, non-cash items of $3.2 million and a net change in our net operating assets and liabilities of $5.1 million. Non-cash items primarily consisted of $1.5 million in depreciation and amortization and $0.9 million in stock-based compensation. The change in our net operating assets and liabilities was primarily due to a $1.7 million increase in inventory held due to higher production, a $0.7 million decrease in accrued compensation and related benefits due to lower headcount, and a $2.2 million decrease in accounts payable and accrued expenses and other liabilities attributable to timing of payment.

Net cash used in operating activities was $23.5 million for the six months ended June 30, 2020, primarily consisting of our net loss of $23.5 million, non-cash items of $2.5 million and a net change in our net operating assets and liabilities of $2.4 million. Non-cash items primarily consisted of $1.9 million in depreciation and amortization and $0.7 million in stock-based compensation. The change in our net operating assets and liabilities was primarily due to a $1.5 million decrease in accounts receivable due to lower sales and timing of customer collection and a $3.8 million decrease in accounts payable and accrued expenses and other liabilities attributable to timing of payment.

Net cash used in operating activities was $38.5 million for the year ended December 31, 2020, primarily consisting of our net loss of $46.7 million, non-cash items of $6.2 million and a net change in our net operating assets and liabilities of $1.9 million. Non-cash items primarily consisted of $2.6 million in depreciation and amortization and $1.6 million in stock-based compensation. The change in our net operating assets and liabilities was primarily due to a $1.7 million reduction in inventory held due to lower productions, a $1.4 million decrease in accrued compensation and related benefits due to lower headcount, and a $2.2 million decrease in accounts payable and accrued expenses and other liabilities attributable to timing of payment.

Net cash used in operating activities was $49.1 million for the year ended December 31, 2019, primarily consisting of our net loss of $49.3 million, non-cash items of $6.3 million and a net change in our net operating assets and liabilities of $6.1 million. Non-cash items primarily consisted of $2.2 million in depreciation and amortization and $1.1 million in stock-based compensation. The change in our net operating assets and liabilities was primarily due to a $2.7 million increase in inventory held to support the growth in our business, $1.4 million increase in accrued compensation and related benefits due to higher headcount, and a $2.1 million decrease in accounts payable and accrued expenses and other liabilities attributable to timing of payment.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.4 million and $1.5 million for the six months ended June 30, 2020 and 2021, respectively, as a result of an acquisition of intangible assets and purchases of property and equipment.

Net cash used in investing activities was $3.7 million and $0.9 million for the years ended December 31, 2019 and 2020, respectively, as a result of purchases of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $1.0 million and $0.6 million for the six months ended June 30, 2020 and 2021, respectively, primarily due to payment of a contingent earnout upon achieving sales objectives.

Net cash used in financing activities was $1.0 million for the year ended December 31, 2020, primarily due to payment of a contingent earnout upon achieving sales objectives.

Net cash provided by financing activities was $112.0 million for the year ended December 31, 2019, which was primarily due to our issuance of Series E preferred stock for net proceeds of $101.5 million and an additional draw on our term loan for net proceeds of $9.8 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 (in thousands), which have not materially changed as of June 30, 2021:

	Payments Due by Period as of December 31, 2020
	Total	1 Year	2 Years	3 Years	4 Years	More than 4 Years
Term Loan(1)	$34,838	$3,422	$31,416	$—	$—	$—
Operating lease obligations(2)	3,721	1,012	984	952	617	156

Total	$38,559	$4,434	$32,400	$952	$617	$156

(1)	For more information, see Note 9 to our annual and interim consolidated financial statements included elsewhere in this prospectus.
(2)	For more information, see Note 7 to our annual and interim consolidated financial statements included elsewhere in this prospectus.

Our purchase commitments and obligations include all open purchase orders and contractual obligations in the ordinary course of business, including commitments with contract manufacturers and suppliers, for which we have not received the goods or services. A majority of these purchase obligations are due within a year. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services, and hence, have not been included in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, such as structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Cash and cash equivalents of $25.7 million as of June 30, 2021 consisted of securities carried at quoted market prices with an original maturity of three months or less and therefore there is minimal risk associated with fluctuating interest rates. We do not currently use or plan to use financial derivatives in our investment portfolio.

In addition, as described above under the subsection titled “Indebtedness,” amounts outstanding under our term loan facility bear interest at a floating rate equal to 9.25% plus the greater of 2% or 30-day LIBOR. As a result, we are exposed to risks from changes in interest rates. We do not believe that a hypothetical 100 basis point increase or decrease in interest rates or 30-day LIBOR would have had a material impact on our consolidated financial statements included elsewhere in this prospectus at both periods.

Credit Risk

We maintain our cash and cash equivalents with two financial institutions in the United States, and our current deposits are likely in excess of insured limits. We have reviewed the financial statements of these institutions and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe that inflation had a material effect on our consolidated financial statements included elsewhere in this prospectus.

Related Parties

For a description of our related party transactions, see the section titled “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the revenue generated, and expenses incurred, and related disclosures, during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 of our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. Specifically, we apply the following five core principles to recognize revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy a performance obligation.

Our performance obligations primarily arise from the manufacture and delivery of the GentleWave System, single-use PIs and other accessories and services as well as software license sales related to our practice management platform. Payment terms are typically on open credit terms consistent with industry practice and do not have significant financing components.

We consider the individual deliverables in our product offering as separate performance obligations and assess whether each promised good or service is distinct. The total contract transaction price is determined based on the consideration expected to be received, based on the stated value in contractual arrangements or the estimated cash to be collected in no-contracted arrangements, and is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The stand-alone selling price, or SSP, is based on an observable price offered to other comparable customers. We estimate the SSP using the market assessment approach considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer and market conditions. We regularly review and updates SSP as necessary. The consideration we receive in exchange for our goods or services is only recognized when it is probable that a significant reversal will not occur. The consideration to which we expect to be entitled includes a stated list price, less various forms of variable consideration. We estimate related variable consideration at the point of sale, including discounts, product returns, refunds, and other similar obligations.

Revenue is recognized over time when the customer simultaneously receives and consumes the benefits provided by our performance. Revenue is recognized at a point in time if the criteria for recognizing revenue over time are not met, and we transferred control of the goods to the customer. Product revenue is recognized at a point in time when we have transferred control to the customer, which is generally when title of the goods transfers to the customer. Revenue from support and maintenance contracts and software license revenue is recognized as the output of the service is transferred to the customer over time, typically evenly over the contract term. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

We also sell extended service contracts on the GentleWave System. Sales of extended service contracts are recorded as deferred revenue until such time as the standard warranty expires, which is generally up to two years from the date of sale. Service contract revenue is recognized on a straight-line basis over time consistent with the life of the related service contract in proportion to the costs incurred in fulfilling performance obligations under the service contract.

Revenue for technical support and other services is recognized ratably over the performance obligation period.

Valuation of Goodwill and Intangible Assets with Indefinite Lives

Our goodwill represents the excess of cost over fair value of identified assets acquired and liabilities assumed by the Company in an acquisition of a business. We recorded $8.5 million of goodwill in conjunction with the acquisition of TDO in October 2018.

The determination of the value of goodwill and intangible assets arising from business combinations and asset acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized; however, it is assessed for impairment using fair value measurement techniques on an annual basis or more frequently if facts and circumstance warrant such a review. The goodwill is considered to be impaired if we determine that the carrying value of the reporting unit exceeds its fair value.

We perform our goodwill impairment analysis at the reporting unit level, which aligns with our reporting structure and availability of discrete financial information. We perform our annual impairment analysis by either doing a qualitative assessment of the reporting unit’s fair value from the last quantitative assessment to determine if there is potential impairment, or comparing the reporting unit’s estimated fair value to its carrying amount. We may do a qualitative assessment when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and we do not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets. If a quantitative assessment is performed the evaluation includes management estimates of cash flow projections based on internal future projections and/or use of a market approach by looking at market values of comparable companies.

We estimate the fair value of the TDO reporting unit using the income approach and market approach. For the purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Key assumptions for these projections require significant judgments by management and include revenue growth, future gross and operating margin growth, and its weighted cost of capital and terminal growth rates. The revenue and margin growth is based on increased sales of new and existing products as the Company maintains investments in research and development. Additional assumed value creators may include increased efficiencies from capital spending. The resulting cash flows are discounted using a weighted average cost of capital. Operating mechanisms and requirements to ensure that growth and efficiency assumptions will ultimately be realized are also considered in the evaluation. Actual results may differ from those assumed in our forecasts. We also reconcile our discounted cash flow analysis to our indicated equity value allowing for a reasonable control premium. For purposes of the market approach, fair value is determined based on the guideline public company method and utilizes a number of factors such as publicly available information regarding the market capitalization of the selected guideline companies, as well as operating results, market multiples, and present value techniques. Under the market-based fair value methodology, judgment is required in evaluating market multiples and recent transactions. Management believes that the assumptions used for its impairment test are representative of those that would be used by market participants performing similar valuations of the TDO reporting unit.

Our annual evaluation for impairment of goodwill consists of the TDO reporting unit from which goodwill originated. In accordance with our policy, we completed our most recent annual evaluation for impairment as of December 31, 2020 using a quantitative method and determined that no impairment existed.

It is possible that our conclusions regarding impairment or recoverability of goodwill in the TDO reporting unit could change in future periods. There can be no assurance that the estimates and assumptions used in our goodwill impairment testing performed as of December 31, 2020 will prove to be accurate predictions of the future, if, for example, (i) the business does not perform as projected, (ii) overall economic conditions in 2021 or future years vary from current assumptions (including changes in discount rates), (iii) business conditions or strategies for the TDO reporting unit change from current assumptions, including loss of major customers,

(iv) investors require higher rates of return on equity investments in the marketplace or (v) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and earnings before income tax depreciation and amortization (EBITDA). An impairment charge, if recorded in the future, could impact our consolidated balance sheets, as well as our consolidated statements of operations. If we were required to recognize an impairment charge in the future, the charge would not impact our consolidated cash flows, current liquidity, capital resources, and covenants under our existing term loan credit facility.

Valuation of Intangible Assets

Our intangible assets with a finite life are comprised primarily of developed technology, customer relationships, and tradenames acquired in conjunction with the acquisition of TDO in October 2018. We make significant judgments in relation to the valuation of intangible assets resulting from business combinations and asset acquisitions.

Intangible assets are generally amortized on a straight-line basis over their estimated useful lives of 5 to 10 years. We base the useful lives and related amortization expense on the period of time we estimate the assets will generate revenue or otherwise be used. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the assets. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

We evaluate our intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining amortization period, we reduce the net carrying value of the related intangible asset to fair value and may adjust the remaining amortization period. No indicators of impairment were identified in the six months ended June 30, 2021 or years ended December 31, 2019 and 2020.

Significant judgment is required in the forecasts of future operating results that are used in the discounted cash flow valuation models. It is possible that plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges.

Preferred Stock Warrant Liability

We recognize the freestanding warrants to purchase shares of convertible preferred stock as liabilities at fair value as these warrant instruments are embedded in contracts that may be cash settled. The convertible preferred stock warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred stock at the holder’s option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred stock are considered contingent redemption provisions that are not solely within our control. Therefore, the convertible preferred stock is classified in temporary equity on the consolidated balance sheets, and the warrants to purchase the convertible preferred stock are classified as liabilities.

We recorded the freestanding warrants to purchase shares of our convertible preferred stock on the date of issuance as liabilities at fair value upon. The warrants are subject to re-measurement at each balance sheet date and any change in value is recognized in the statements of operations as the change in fair value of warrant liabilities.

We estimated the fair value of these liabilities using the Black-Scholes option pricing model and input assumptions that were based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate. The significant unobservable input assumptions that most impact the valuation included expected volatility, dividend yield, risk-free interest rates and expected term.

We will continue to revalue the warrant liabilities for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, or the conversion of convertible preferred stock into common stock or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. Pursuant to the terms of the preferred stock warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of our common stock based upon the conversion ratio of the underlying class of preferred stock. The exercise of the common stock warrant or consummation of a qualified initial public offering would result in the automatic conversion of all classes of our preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants would be classified as a component of equity and will no longer be subject to remeasurement.

Stock-Based Compensation

We measure and recognize compensation expense for all stock options granted to employees and non-employees based on the estimated fair value of the awards on the grant date. We generally recognize grant-date fair value of stock options granted to employees and non-employee service providers on a straight-line basis over the requisite service period, which is generally the vesting term of the respective awards. We determine the fair value of stock options with a service condition based on the fair value of our common stock on the date of grant. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We estimate the fair value of stock options using a Black-Scholes option-pricing model for purposes of calculating stock-based compensation expense. The determination of the fair value of stock-based payment awards utilizing the Black-Scholes option-pricing model is affected by our stock price and a number of assumptions, including expected volatility based on historical volatilities of a group of industry peers, expected life estimated using the simplified method, risk-free interest rate and expected dividends. Each of these input assumptions is subjective and generally requires significant judgement at the time of measurement. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different in the future.

Based upon the initial public offering price of $12.00, the aggregate intrinsic value of options outstanding as of June 30, 2021 was $14.7 million, of which $10.4 million related to vested options and $4.3 million related to unvested options.

After the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant.

Common Stock Valuations

We are required to estimate the fair value of our common stock underlying our stock-based awards in order properly apply the option pricing model to value our issued stock options to employees, board members, and consultants. The fair value of our common stock is the most subjective input into this option pricing model.

Since there has been no public market of our common stock to date, the fair value of the shares of common stock underlying our stock-based awards at the time of issuance was estimated on each stock-based award date by our board of directors. To determine the fair value of our common stock, our board of directors considered input from management, valuations of our common stock prepared by independent valuation specialists using approaches and assumptions consistent with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services, and assessment of additional factors that they believed were relevant or that may have changed from the date of the most recent valuation through the date of the grant.

These factors include but are not limited to:

•	the price at which we sold shares of our convertible preferred stock to outside investors in arm’s length transactions

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, including the liquidation preferences of such preferred stock;

•	our results of operations, financial position and capital resources;

•	the lack of marketability of our common stock as a private company;

•	our stage of development, business strategy and the material risks related to our business and industry;

•	the valuation of publicly traded companies in the life sciences sector, as well as recently completed mergers and acquisitions of peer companies;

•	trends and developments as well as external market conditions affecting the life sciences industry sector; and

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions.

The independent valuation specialist reports were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The methodology used to determine the fair value of our common stock included first estimating the fair value of the enterprise using a weighting of (1) a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on arm’s length transactions of our securities or guideline public companies, (2) a Discounted Cash Flow (DCF) method under the Income Approach for which inputs are based on management derived forward-looking projected financial results and discount rates, and (3) a Guideline Transaction Method (GTM) based on transactions of companies that have similar characteristics to us and appropriate financial data is available. The results of each of these methodologies are weighted by us based on the confidence and assessment of the reliability of each methodology considered.

Once the fair value of the enterprise is determined, the second step is to allocate this value to the various classes of our equity. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. Accordingly, we considered the following methods:

•

Option Pricing Method. Under the option pricing method, or OPM, shares are valued by taking into account the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to us, as well as the economic and control rights of each share class.

In allocating enterprise value among the various classes of stock prior to December 2020 (with the exception of June 30, 2019), we utilized the OPM, given the absence of a near term liquidity event.

For valuations performed as of June 30, 2019 and dates on and after December 2020, we used a PWERM approach for allocating our enterprise value to determine the estimated fair value of our common stock. Under the PWERM approach, the per share value calculated was weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock.

As there is no public or ready market for our common stock, our board of directors also considered that our common stock could not be freely traded. Accordingly, we applied a discount to reflect the lack of marketability of our common stock based on the expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event and the determination of the appropriate valuation methods. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Following completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock-based awards and other such awards we may grant, as the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary exchange on which our common stock is traded.

JOBS Act Accounting Election and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements. We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this exemption and, therefore, for new or revised accounting standards applicable to public companies, we will be subject to an extended transition period until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest of (1) the last day of our first fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which means the market value of our common stock that is held by non-affiliates exceeds $700 million of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information.

BUSINESS

Overview

We are a commercial-stage medical technology company focused on saving teeth from tooth decay, the most prevalent chronic disease globally. We have developed the GentleWave System, an innovative technology platform designed to treat tooth decay by cleaning and disinfecting the microscopic spaces within teeth without the need to remove tooth structure. Our initial focus is on leveraging the GentleWave System, the first and only FDA-cleared system for root canal therapy, or RCT, that employs a sterilized, single-use procedure instrument, to transform RCT by addressing the limitations of conventional methods. The system utilizes our proprietary mechanism of action, which combines procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, to debride and disinfect deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. The clinical benefits of our GentleWave System when compared to conventional methods of RCT include improved clinical outcomes, such as superior cleaning that is independent of root canal complexity and tooth anatomy, high and rapid rates of healing and minimal to no post-operative pain. In addition to the clinical benefits, the GentleWave System can improve the workflow and economics of dental practices. We began scaling commercialization of our current technology in 2017 and are focused on establishing the GentleWave Procedure as the standard of care for RCT. As of June 30, 2021, we had an installed base of over 700 GentleWave Systems and have treated more than 600,000 patients.

Tooth decay refers to the breakdown or damage of one or more layers of dental tissue and is referred to as cavities in the earlier stages and root canal infections in the later stages. In the United States, 92% of adults between the ages of 20 and 64 have had dental cavities in their permanent teeth. The United States spends approximately $148 billion annually on professional dental services, of which we estimate that approximately 55%, or $81 billion, of spending is directly associated with treating tooth decay.

Our initial commercial efforts are focused on utilizing our GentleWave System to transform RCT in the United States and Canada. We estimate that approximately 17 million root canal procedures are performed annually in our target markets, accounting for approximately $17 billion in healthcare-related expenditures. We estimate there are approximately 5,000 endodontists and 50,000 general dentists in our target markets that perform more than 75% of all root canal procedures, which represents a potential annual addressable market of approximately $1.9 billion. We also believe there is a significant opportunity for our GentleWave System to address RCT outside the United States and Canada, with approximately 50 million root canal procedures performed annually on a global basis including the United States and Canada. In addition, we are exploring opportunities to leverage our technology platform beyond RCT to treat cavities in earlier-stage tooth decay, for which we estimate there are approximately 175 million procedures performed in the United States each year.

RCT is a treatment for late-stage tooth decay that aims to save the patient’s tooth instead of removing it. Conventional methods of RCT depend primarily on instruments to manually scrape and remove tooth structure and open canals inside the tooth in order to remove and irrigate infected tissue. We believe that conventional methods of RCT do not adequately clean and disinfect the entire root canal system, primarily due to the complexity and uniqueness of each root canal and the inability of current endodontic technologies to effectively reach the microscopic spaces within the tooth. Conventional methods of RCT also generally require extensive use of instrumentation within the root canal system, which can result in the removal of substantial tooth structure, weaken the tooth and impact its long-term survival. This lack of sufficient cleaning and removal of substantial tooth structure can result in poor clinical outcomes, such as high treatment failure rates and significant post-operative pain. In addition, other limitations of conventional methods of performing RCT include: a frequent need for multiple visits to complete the procedure, a lack of standardized procedure protocols and a complex procedure that can be difficult to perform.

Our GentleWave System represents an innovative technology platform and approach to RCT. The GentleWave System is a Class II device and has received 510(k) clearance from the FDA. The key components of our GentleWave System are a sophisticated and mobile console and a pre-packaged, sterilized, single-use procedure instrument, or PI. The GentleWave System utilizes a proprietary mechanism of action that is designed to combine procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics to efficiently and effectively reach microscopic spaces within teeth and dissolve and remove tissue and bacteria with minimal or no removal of tooth structure. We have invested significant resources in establishing a broad intellectual property portfolio that protects the GentleWave Procedure and its unique mechanism of action, as well as future capabilities under development. As of June 30, 2021, we held 119 issued patents and there were 98 pending patent applications that include device, design, system and method claims.

We believe our GentleWave System transforms the patient and dental practitioner experience and addresses many of the limitations of conventional RCT by providing the following key benefits:

Clinical Outcome Benefits

•	Superior cleaning and disinfection.

•	Less invasive procedure.

•	High and rapid rates of healing.

•	Minimal to no post-operative pain.

Practice and Dental Practitioner Benefits

•	More procedures completed in a single visit.

•	Standardized protocol enabling procedure efficiency and predictable outcomes.

•	Simple to use technology.

•	Low risk of cross-contamination.

•	Practice differentiating technology with the ability to establish stronger referral relationships with general dentists and attract patients.

We are committed to continuing to generate evidence to support the clinical benefits of the GentleWave System. These benefits have been demonstrated in-vivo and in-vitro across two prospective, multi-center clinical studies, over 30 peer-reviewed journal publications and in real-world, clinical practice. For example, results from our PURE study demonstrated a treatment success rate of 97% at the six- and 12-month follow-ups for patients treated using the GentleWave System.

In the United States and Canada, our direct sales force markets and sells the GentleWave System to dental practitioners performing a high volume of root canals as part of their practice. These practitioners are typically reimbursed, in part, for the cost of our products by third party payors or are otherwise paid directly by patients in connection with procedures performed. Our commercial strategy and sales model involves a focus on driving adoption of our GentleWave System by increasing our installed base of consoles and maximizing recurring PI revenue through increased utilization. We intend to expand the size of our sales and clinician support teams to support our efforts of driving adoption and utilization of the GentleWave System. We also plan to pursue marketing authorizations and similar certifications to enable marketing and engage in other market access initiatives over time in attractive international regions in which we see significant potential opportunity.

We generated revenue of $23.4 million and a net loss of $46.7 million for the year ended December 31, 2020 compared to revenue of $34.7 million and a net loss of $49.3 million for the year ended December 31, 2019. We generated revenue of $15.4 million and a net loss of $22.1 million for the six months ended June 30, 2021 compared to revenue of $8.5 million and a net loss of $23.5 million for the six months ended June 30, 2020. As of June 30, 2021, our accumulated deficit was $285.6 million. The COVID-19 pandemic and the measures imposed impacted our financial results during 2020.

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

•

Paradigm-shifting platform technology for tooth decay, with an initial focus on transforming root canal therapy. We have developed the GentleWave System, an innovative technology platform designed to treat tooth decay and save teeth by cleaning and disinfecting the microscopic spaces within teeth without the need to remove tooth structure. Our initial focus is on transforming RCT by addressing the limitations of conventional methods. Conventional methods of RCT depend primarily on instruments to manually scrape at and remove tooth structure and open the canals inside of the tooth in order to remove and irrigate infected tissue. These methods, however, are limited in their ability to clean the entire root canal system, which increases the risk of treatment failure, and are commonly associated with post-operative pain, which has contributed to patient fear of the procedure. Utilizing our proprietary mechanism of action, which combines fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, the GentleWave System debrides and disinfects deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. The GentleWave Procedure has been shown to produce favorable clinical outcomes, which we believe provides us an opportunity to transform the patient experience and encourage more patients to choose the GentleWave Procedure. Our goal is to leverage our disruptive technology to establish the GentleWave Procedure as the standard of care for RCT.

•

Large market opportunity with significant need for innovation. Tooth decay is the most prevalent chronic disease globally. In the United States, 92% of adults between the ages of 20 and 64 have had dental cavities in their permanent teeth. The United States spends approximately $148 billion annually on professional dental services, of which we estimate that approximately 55%, or $81 billion, of spending is directly associated with treating tooth decay. We are focused on leveraging our GentleWave System to transform conventional methods of performing RCT, which we believe are antiquated and lead to poor clinical outcomes. Our commercial efforts are primarily focused on commercializing the GentleWave System in the United States and Canada, where we estimate that approximately 17 million root canal procedures are performed annually, accounting for approximately $17 billion in healthcare-related expenditures. We estimate that the total annual addressable market for our GentleWave System, including our console and PI, is approximately $1.9 billion. In addition, we are exploring opportunities to leverage our technology platform beyond RCT to treat cavities in earlier-stage tooth decay, for which we estimate there are approximately 175 million procedures performed in the United States each year.

•

Compelling and growing body of clinical and real-world evidence. The clinical benefits delivered by our GentleWave System have been demonstrated in-vivo and in-vitro across two prospective, multi-center clinical studies, over 30 peer-reviewed journal publications and in real-world, clinical practice, with over 600,000 patients treated using the GentleWave System as of June 30, 2021. Our robust base of peer-reviewed research and clinical data shows that the GentleWave System has delivered strong clinical outcomes, including high and rapid healing rates with minimal to no post-operative pain, and provided superior cleaning of the entire root canal system in a less invasive procedure. For example, six- and 12-month results from our PURE study were published in the peer-reviewed Journal of Clinical and Experimental Dentistry and Journal of Endodontics, respectively, in which we observed a treatment success rate of 97% at follow-ups for patients treated using the GentleWave System. The GentleWave System has also been shown to drive procedure efficiency, enabling a greater proportion of root canal procedures to be completed in a single visit and reducing the need for endodontic files. Results from a survey of GentleWave users that we performed in 2020 indicated that then number of root canal procedures performed in a single visit increased from 57% to 90% following adoption of the GentleWave System. These survey results are supported by data from our peer-reviewed, prospective clinical studies as well as commercial experience. We believe our compelling and growing body of clinical data and real-world evidence will continue to serve as a catalyst for driving adoption of our GentleWave System.

•

Attractive value proposition for dental practitioners and their patients. We believe the GentleWave System offers a myriad of benefits for dental practitioners and their patients that will facilitate adoption and incorporation into their clinical practice. The clinical benefits of the GentleWave System include superior cleaning and disinfection of the root canal system that is independent of complexity and anatomy, high and rapid rates of healing, minimal to no post-operative pain, a less invasive procedure that enables the preservation of tooth structure and a closed-loop system with a sterilized single-use PI. In addition to the clinical benefits, the GentleWave System offers dental practitioners several other benefits to improve the workflow and economics of their practice. For example, the GentleWave System provides a standardized protocol that promotes procedure efficiency and predictable, consistent outcomes. The GentleWave System also empowers dental practitioners to complete their root canal procedures in a single visit, which can increase practice efficiency and billable visits as well as convenience for patients. In addition, we designed the GentleWave System to be simple to use with an intuitive touchscreen interface, generally requiring only a few days of training before dental practitioners are able to independently perform procedures. We believe these benefits will allow our clinicians to establish stronger referral relationships with general dentists and attract more patients to their practice, resulting in improved practice economics.

•

Transformative research and development capabilities and a robust intellectual property portfolio. We are committed to developing break-through innovations that transform dentistry, with a focus on saving teeth. We have invested significant resources in establishing strong research and development capabilities that are focused on developing simple-to-use solutions that provide superior efficacy and deliver strong clinician and patient experiences and outcomes. We believe these capabilities will allow us to continue to develop new functionalities and upgrades to our system, enable us to innovate, enhance our competitive position and expand our addressable market. We have also invested significant resources in establishing a broad intellectual property portfolio that protects the GentleWave Procedure and its unique mechanism of action, as well as future capabilities under development. As of June 30, 2021, we held 119 issued patents and there were 98 pending patent applications that include device, design, system and method claims.

•

Established and growing digital infrastructure to enhance our business. We utilize technology to enhance all elements of our business, from how we engage with clinician to how we collect and use data. For example, we offer The Digital Office, or TDO, a practice management software designed to improve practice workflow and seamlessly integrate with the GentleWave System. As of June 30, 2021, approximately 50% of all GentleWave System clinicians used TDO. In the future, we intend to leverage TDO to allow referring general dentists and patients to schedule consultations and appointments directly with providers of the GentleWave Procedure from our website. In addition to TDO, we have integrated wireless connectivity capabilities into the GentleWave System, allowing for the real-time capture of data. This data is then fed to our proprietary data-warehouse via cloud reporting, providing us with the ability to analyze system usage and utilization. These capabilities also enable automatic software updates and remote diagnostic evaluation.

•

Recurring revenue business model. We generate revenue primarily from sales of our GentleWave console and related PIs and accessories. Our PIs are single-use, sterilized devices with embedded features that do no allow for reuse. Our business model of selling capital equipment that generates corresponding recurring utilization is designed to provide a stream of predictable, recurring revenue.

Our Growth Strategies

Our mission is to improve quality of life by saving teeth and stopping the progression of tooth decay. Our goal is to establish the GentleWave Procedure as the standard of care for tooth decay, with an initial focus on transforming RCT. The key elements of our growth strategy are:

•	Drive adoption of the GentleWave System among dental practitioners, with an initial focus on endodontists. In the United States and Canada, we are initially focused on driving adoption of the

GentleWave Procedure among endodontists. We estimate that there are approximately 5,000 endodontists in these markets that perform approximately 28% of all root canal procedures annually. As of June 30, 2021, we had an installed base of over 700 GentleWave Systems. To drive further adoption of our system, we will increase our team of capital sales representatives, who are focused on system placement by directly engaging with endodontists and educating them about the compelling value proposition of the GentleWave Procedure. To facilitate the efforts of our capital sales team, we intend to increase awareness of the GentleWave Procedure among endodontists by communicating the benefits of our system through various marketing and educational initiatives, including publications and podium presentations at various industry conferences and scientific forums, organizing peer-to-peer dialogue and educational events and leveraging our strong network of supportive key opinion leaders. In addition, we believe there is further opportunity to leverage our relationship with clinicians using TDO who have not yet adopted the GentleWave System into their practices. Over time, we intend to gradually expand our focus to also include general dentists who perform a high volume of root canals as part of their practice.

•

Increase utilization of our GentleWave System by partnering with clinicians and increasing awareness among referring dentists and patients. We expect that most of our customers in the near term will be endodontists in the United States and Canada, which we estimate perform, on average, approximately 900 root canal procedures per year. Our goal is to drive utilization of the GentleWave System by capturing more of these procedures and establishing the GentleWave Procedure as the standard of care for RCT. To accomplish this, we will expand our team of consumable sales representatives. This team is focused on partnering with clinicians to provide onboarding, onsite training and continuing education to enhance practice efficiency and clinical workflow as well as establish stronger referral relationships with general dentists, thereby increasing utilization. We also partner with clinicians through various practice support programs, such as our GentleWave Practice Success Program, or GPS Program, which provides them with guidance on individualized and comprehensive staff training, expansive Sonendo-sponsored marketing initiatives and self-marketing strategies. We intend to increase awareness of the GentleWave Procedure among referring dentists and, in select markets where we establish a large installed base, directly with patients through various targeted direct-to-patient marketing initiatives. We believe these initiatives will drive a greater volume of root canal procedures to dental practitioners who offer the GentleWave Procedure, thereby increasing utilization of our system.

•

Continue to invest in research and development to drive future innovations and expand our addressable market. We are currently developing new features and next generation products to further improve the usability of the GentleWave System and enhance the efficiency and predictability of the GentleWave Procedure. We are also researching means to enable our system to perform other elements of a root canal procedure, including obturation, or filling of the root canal system. In late 2021, we expect to launch CleanFlow PI, our next generation, single-use PI, which is designed to enable our clinicians to clean the inside of the tooth from outside the tooth through the endodontic access opening, expand our indications for use and further improve the usability of our system. The CleanFlow PI has received 510(k) clearance from the FDA for use in cleaning molar and premolar teeth. We believe the launch of CleanFlow PI will contribute to increased utilization of our system. We expect to fully commercialize the CleanFlow PI in 2022. In the future, we intend to pursue marketing authorization to expand the application of our GentleWave System beyond RCT for use in treating cavities in earlier-stage tooth decay. By introducing our next-generation innovations, we believe we have an opportunity to leverage and expand our position in the market and add incremental revenue to our business.

•

Reduce product costs and improve production efficiency. We expect to realize operating leverage through increased scale efficiencies as our commercial operations grow. We are undertaking continuous margin improvement programs, including implementing lean manufacturing methods and collaborating with our suppliers to reduce material costs. We have also executed several product design improvements to reduce product cost. For example, we expect CleanFlow PI to have a positive impact on the gross margin profile of our PIs. We anticipate that the combination of these strategies will drive margin improvement.

•

Grow our footprint into international markets. While our current commercial focus is on the United States and Canada, we believe the GentleWave System can offer compelling benefits to the large population of patients suffering from tooth decay in other international markets. We plan to pursue marketing authorizations and related certifications, and engage in other market access initiatives in attractive international regions in which we see significant potential opportunity.

Market Overview

Our Addressable Market Opportunity in Tooth Decay

Tooth decay is the most prevalent chronic disease globally. In the United States, 92% of adults between the ages of 20 and 64 having had dental cavities in their permanent teeth. The incidence of tooth decay has grown significantly over the past several decades, primarily driven by an aging population and unhealthy diets that are high in sugar and other carbohydrates. The United States spends approximately $148 billion annually on professional dental services, of which we estimate that approximately 55%, or $81 billion, of spending is directly associated with treating tooth decay. If left untreated, tooth decay may progress and also result in a number of uncomfortable symptoms, including tooth discoloration, severe toothache or tooth sensitivity, and eventually lead to tooth loss. Additionally, studies have shown that poor oral health may impact overall health and is associated with diseases such as cardiovascular disease, pneumonia and pregnancy and birth complications.

We are focused on utilizing our GentleWave System to transform RCT. Our commercial efforts are primarily focused on driving awareness and adoption of our system in our initial target markets of the United States and Canada, where we estimate that approximately 17 million root canal procedures are performed annually, accounting for approximately $17 billion in healthcare-related expenditures. We estimate that there are approximately 5,000 endodontists and 176,000 general dentists in this market. Within the general dentist population, we estimate that a subset of approximately 50,000 general dentists perform approximately 90% of their root canal procedures instead of referring to a specialist. Collectively, we estimate that endodontists and this subset of non-referring general dentists perform more than 75% of all root canal procedures in the United States and Canada. Given the average selling price of our products and our estimates on replacement cycle, and the number of root canals performed annually, we estimate that our total annual addressable market in the United States and Canada is approximately $1.9 billion. We also believe there is a significant opportunity for our GentleWave System in RCT outside the United States and Canada, with more than 50 million root canal procedures performed annually on a global basis including the United States and Canada.

In addition, we are exploring opportunities to leverage our technology platform beyond RCT to treat cavities in earlier-stage tooth decay, for which we estimate there are approximately 175 million procedures performed in the United States each year. We believe that by utilizing our GentleWave System to treat cavities, the number of general dentists that we target can expand to include all 176,000 general dentists in the United States and Canada.

Overview of Tooth Anatomy

Teeth are hard, mineral-rich structures embedded in the jaw. Adults typically have 32 teeth that are separated into three categories – anteriors, premolars and molars – based on each tooth’s shape, location and function.

Every tooth has the same general structure and is divided into two major regions: the crown and the root. The crown is the functional part of the tooth that is visible above the gums, while the root extends below the gums and anchors the tooth to the jawbone. Teeth typically have between one and three roots depending on the category of tooth. At the center of each root are narrow, hollow spaces called root canals, which contain blood vessels, nerves and tissues. Each root has a minimum of one canal, but may contain multiple canals that may be interconnected. At the apex of the root is a small opening, called the apical foramen, which serves as an entry point for blood vessels and nerves.

Teeth are comprised of four layers of dental tissue, with each layer varying in composition, density and function. The outermost layer of tissue that covers the crown, called the enamel, acts as a barrier that protects the tooth from exogenous factors, including extreme temperatures, bacteria and acid that are encountered daily. Enamel is the hardest and most mineral-rich tissue in the human body but does not contain any living cells. Beneath the enamel is dentin, a bone-like layer of living tissue that extends almost the entire length of the tooth and forms the structural framework of the tooth. Dentin is comprised of hollow, microscopic channels, called dentin tubules, which lead directly to the innermost parts of the tooth, or pulp, and play a key role in transmitting pain signals and transporting nutrients within the tooth. The pulp is a living layer of soft tissue that fills the inside of the tooth and is comprised of blood vessels, connective tissue and nerves that provides nutrition to the tooth and acts as its nerve center. The pulp is in the pulp chamber – a space inside the crown below the dentin layer – and the root canals of the tooth. Collectively, the pulp chamber and all root canals, including the complex anatomies, within a tooth are referred to as the root canal system.

The root canal system is complex and unique for each person, tooth, and root, making it difficult to effectively treat or clean. Progressing from the orifice to the apex, root canals exhibit unpredictable three-dimensional curvature. At any point, a single root canal may bifurcate into multiple canals, or multiple root canals may converge into a single canal. Each root canal may also include branches such as accessory canals, or smaller canals that branch off from the main canal, and isthmuses, or narrow connections between separate root canals, for example c-shaped canals can be the most challenging anatomical variations to effectively treat and clean. Root canals generally narrow and grow increasingly complicated near the apex of the tooth. The formation and configuration of the root canal is influenced by a variety of factors, including type of tooth and patient demographic. The complexity of the root canal system contributes to the difficulty of effectively and efficiently cleaning all the spaces where diseased tissue and bacteria may exist.

Tooth Decay Overview

Tooth decay refers to the loss of mineral (demineralization) and breakdown of one or more layers of tooth tissue. It is generally caused by dental plaque or biofilm, a sticky, colorless film of bacteria that forms on teeth. Biofilm generally develops when foods containing carbohydrates, such as sugars and starches, are left on the teeth. Bacteria that live in the mouth thrive on these foods, producing acids as a result. Tooth decay starts with the interaction between the tooth, the biofilm at the tooth surface and dietary sugars which produce acids. Over time, if these acids are not removed, a cavity, or hole, may form in the tooth.

Tooth decay generally occurs in five distinct stages that are delineated by how deep the decay has penetrated within the various layers of tooth tissue. These stages are described below:

•

Initial stage decay. The first stage of tooth decay begins when bacteria in dental plaque produce acids which cause enamel to deteriorate. As enamel demineralizes, chalky white or yellow spots may appear on the surface of the tooth and are generally the first visible signs of tooth decay.

•

Enamel decay. If the process of tooth decay is allowed to continue, enamel will be further weakened, becoming soft and porous. As the enamel weakens, small cavities can form in this outer layer of the tooth and the chalky white or yellow spots may turn brown or black.

•

Dentin decay. When enough of the sub-surface enamel is weakened by the loss of minerals, the enamel collapses and a cavity in the dentin is formed. Once tooth decay reaches the dentin layer, the process will spread more quickly as the dentin is softer and less mineralized than enamel. Since dentin contains tubules that lead directly to the pulp, the tooth may become sensitive at this stage.

•

Pulp damage. Once the decay reaches the pulp, it may rapidly spread throughout the entire root canal system, causing pulp tissue to become inflamed. Inflammation of the pulp is often associated with intense toothache, requiring intervention to prevent further pain and complications.

•

Abscess formation. In the final stage of tooth decay, bacteria and biofilm spreads inside the roots and infection from bacteria inside of the decaying pulp leads to an abscess, or pocket of pus, at the apex of the root. Tooth abscesses can cause severe pain that may radiate into the jaw. Other symptoms that may be present include swelling of the gums, face or jaw, fever and swollen lymph nodes in your neck. A tooth abscess requires prompt treatment, as the infection can spread into the jawbone as well as other areas of the head and neck. In some cases, treatment may involve removing the affected tooth.

Tooth decay is generally diagnosed by a general dentist during a routine dental examination. General dentists utilize a variety of methods to diagnose tooth decay, including examining and probing the mouth and teeth with dental instruments and using imaging modalities such as x-rays. The presence of symptoms associated with tooth decay is also taken into consideration during the examination. Based on the extent of decay, the dentist may perform a restorative procedure or refer the patient to be treated by a specialist, such as an endodontist, who specializes in diagnosing and treating tooth pain and performing RCT, or oral surgeon.

Treatment Options for Tooth Decay

While tooth decay may be prevented with good oral hygiene, once the infection breaches the enamel layer, intervention from a dental clinician is generally required. The main goal of treating tooth decay is to remove the debris, bacteria, and damaged tissues, while preserving as much of the tooth’s natural structure as possible. Tooth decay treatment is largely determined by the stage of the decay.

Earlier Stage Tooth Decay

A decay that has breached the enamel or dentin layers, but not yet the pulp, is typically treated by general dentists, and involves scraping of tooth structure using drills and burs to remove the infected tissues.

Later Stage Tooth Decay

Once the infection reaches the pulp, it will typically require more aggressive intervention. Two common procedures used to treat this stage of tooth decay include RCT or a tooth extraction that may lead to a dental implant procedure.

Root Canal Therapy. RCT is a treatment for late-stage tooth decay that aims to save the patient’s tooth instead of removing it. Preserving the tooth can provide several benefits to the patient, including maintaining functionality and preserving the natural appearance of the tooth and smile. During RCT, a clinician attempts to remove the infected pulp tissue from the root of the tooth. The clinician will then fill the root canals to prevent reinfection and place a dental crown on the tooth to protect and restore it. In conventional RCT, multiple visits may be required to complete a root canal procedure.

Tooth Extraction and Dental Implant Procedure. In cases of severe tooth decay or where other treatment options have failed, the diseased tooth may need to be extracted, or removed, from its socket in the bone. Tooth extraction can be associated with negative outcomes such as severe pain, inflammation, nerve injury, bone loss and infection. Tooth extraction is generally followed by the placement of a dental implant, which is intended to mimic the look and feel of a natural tooth. Placement of a dental implant is time intensive and requires multiple visits to complete, with the entire process often lasting upwards of a year. Due to the high cost of dental implants, some patients may choose not to fill the empty space where the tooth was previously located or may opt for an alternative such as a bridge or dentures, all of which are often associated with poor aesthetic and functional outcomes.

Overview of Conventional Methods of Root Canal Therapy

Root canal procedures generally begin with preparing the tooth, which includes x-ray imaging, administration of a local anesthetic to numb the area and isolation of the tooth using a protective sheet to prevent salivary and bacterial contamination. Once the tooth is prepared, conventional methods of RCT are generally divided into three steps: access, shaping and irrigation, and obturation.

Access

Dental drills and burs are used to create an opening in the tooth, often referred to as an access cavity, which involves removing a portion of the enamel and dentin to provide access to the pulp chamber. Conventional access cavities provide visualization of the root canal system, create an unobstructed, straight-line path for instruments to reach the apex of each root and must be large enough to successfully identify and treat the root canals.

Shaping and Irrigation

Shaping and irrigation is a critical step of RCT that can significantly impact the long-term success of the procedure. During this step, clinicians use a mechanical technique, referred to as instrumentation, and a chemical technique, referred to as irrigation, in an attempt to remove bacteria, infection and damaged tissues.

Instrumentation involves the use of instruments called endodontic files to mechanically scrape the root canal walls and remove tooth structure to reduce the amount of bacteria inside the root canal. Endodontic files are used to enlarge the canal space to facilitate irrigation and to shape the canals to enable easier obturation later in the procedure. A series of endodontic files are typically used during RCT that increase in size throughout the procedure, which can lead to significant removal of tooth structure and may impact the long-term survival of the tooth.

Clinicians use irrigation to further disinfect the root canals by utilizing a variety of chemicals, techniques and devices to dissolve both organic and inorganic materials. A root canal is generally irrigated with multiple chemicals in between the use of files and reduces friction between the instruments and dentin. Irrigation is also used to remove materials dislodged during instrumentation as well as the smear layer, a paste-like mixture of dentin, pulp and bacteria that is created during instrumentation and adheres to the root canal walls. The most common irrigation technique utilizes syringes and needles that are inserted directly into the root canals. Several other devices, such as sonic, ultrasonic and laser-assisted irrigation devices, may also be used to improve irrigation by increasing the movement of the irrigant within the root canal. Sonic and ultrasonic activation use a vibrating metal or plastic tip to move fluids within the canal. This technology requires the tip to be inserted into each root canal, and can generate air bubbles inside the fluid that weaken or dampen the extent of cavitation. For laser activation, the root canal is filled with fluid and the tip of a laser is inserted inside the tooth. The tip pulses laser energy into the fluid, which creates acoustic waves and energy. This energy can have limited range and air bubbles that create the energy can weaken or dampen the extent of captivation. In addition, sonic, ultrasonic and laser technologies can generate heat buildup and aerosols, generally lack fluid refreshment during the procedure and require the separate injection and aspiration of procedure fluids throughout the procedure. Further, these methods are limited in their ability to reach deep regions of the root canal system and rely on extensive instrumentation to provide access to those regions.

Obturation

Once shaping and irrigation is complete, the root canals are typically filled and sealed using an inert, biocompatible material called gutta percha as well as sealers in a process referred to as obturation. The goal of obturation is to create a strong seal for each root canal to prevent bacteria from seeping back into the tooth as well as entomb any residual bacteria that may not have been removed during the procedure. Improper sealing may result in renewed infection and inflammation and require additional intervention. Following obturation, the tooth is restored and a dental crown is placed over the treated area.

Limitations of Conventional Methods of Root Canal Therapy

While RCT enables treatment of late stage tooth decay without extracting the tooth, conventional methods of performing RCT, particularly shaping and irrigation, have a number of limitations, including:

•	Ineffective cleaning. We believe that conventional methods of RCT do not adequately clean and disinfect the entire root canal system, primarily due to the complexity and uniqueness of each root canal and the inability of current endodontic technologies to reach the microscopic spaces within the tooth. For example, studies have shown that instrumentation alone does not successfully remove all bacteria and infected tissue, with endodontic files generally only able to reach between 35% and 65% of the surfaces within the root canal. In addition, studies have demonstrated that approximately 74% of all root canal procedures show signs of residual tissue and bacteria post-procedure, most often occurring in regions of the root canal with complex anatomic features.

•

Extensive use of instrumentation. Conventional methods of performing RCT rely on extensive use of instrumentation to remove infected tissue and enlarge root canals in preparation for irrigation, which may weaken the tooth and impact its long-term survival. Use of instrumentation within the root canal system during conventional RCT is also frequently associated with several risk factors and may increase the likelihood of procedural errors that can result in fracture and therefore loss of the tooth. For example, endodontic files may cause bacteria and debris to extrude into the periapical region around the apex of the root, causing post-operative pain and preventing the tooth from properly healing. Endodontic files may also perforate the wall of the root canal, at which point tooth extraction is required. Pieces of endodontic files can break off into the canal, which may cause additional inflammation and post-operative pain, and generally requires retreatment to remove the instrument fragments from the root canal.

•

Poor clinical outcomes. The limitations of conventional methods of RCT may lead to poor clinical outcomes, such as treatment failure and post-operative pain. Published studies have shown that 28% to 74% of endodontic lesions can remain unhealed at 12 months after treatment with conventional methods of RCT. These methods are also commonly associated with more frequent and more severe post-operative pain as compared to other dental procedures. According to published studies, between 29% and 70% of patients undergoing conventional RCT report post-operative pain and the estimated weighted average success rate of conventional methods of RCT at 12+ months after treatment ranges between 68% and 85%.

•

Need for multiple visits. In many cases, conventional methods of performing RCT require multiple visits, depending on a variety of factors such as the clinician experience, severity of the disease and anatomy of the root canal system being treated. Peer-reviewed data shows that approximately half of root canal procedures are completed in a single visit, with more complex cases typically requiring multiple visits. The need for multiple visits reduces patient convenience as well as billable visits for the practice, as payment is typically the same regardless of the number of visits.

•

Lack of standardized procedure protocols. Given the uniqueness and complexity of the root canal system, there is generally a lack of standardized protocols for critical steps of conventional RCT. For example, the chemical concentrations, techniques and devices utilized during irrigation can vary widely between clinicians. The concentration of the most important chemical used during irrigation – sodium hypochlorite – also varies between 3% and 8%, depending on the brand, season and method of storage. Clinicians typically select, manually mix and inject this and other chemicals during the procedure, which requires time and caution in administration and can result in inconsistent concentrations across procedures. Additionally, the amount of instrumentation, including the depth to which the root canal is instrumented, is determined on a case-by-case basis by each individual dental practitioner, and can vary significantly based on the complexity of the procedure. We believe this lack of standardization contributes to unpredictable procedure times and outcomes.

•

Complex procedure. RCT using conventional methods can be difficult to perform due to the complexity and uniqueness of each root canal system, which can lead to outcomes that are dependent on the experience of the clinician and drive large disparities in patient outcomes. For example, one of the challenges in conventional RCT is to locate all root canals within the tooth. This process is considered to be a crucial part of the procedure and is entirely technique-dependent. Peer-reviewed literature indicates that approximately 12% of root canal procedures miss at least one root canal, which has been shown to increase the likelihood of treatment failure by over six times. General dentists also may elect not to perform some or all root canal procedures due to their complexity, instead referring those patients to endodontists for treatment. In addition, conventional methods of RCT utilize techniques and devices that create aerosols during the procedure, which has become an important issue for clinicians and patients during the COVID-19 pandemic due to the heightened sensitivity to the concerns associated with cross-contamination via aerosols.

Our Solution

We have developed a proprietary technology platform with an innovative approach to the treatment of tooth decay. Our GentleWave System is a Class II device and is FDA-cleared for preparing, cleaning and irrigating teeth indicated for RCT and is the first and only FDA-cleared system for RCT that employs a sterilized, single-use procedure instrument to automate the cleaning and disinfection of microscopic spaces within root canals without the need to remove tooth structure.

In addition to our GentleWave console and single-use procedure instruments, we also offer ancillary single-use products, such as SoundSeal and our Sonendo-branded liquid solution of EDTA. SoundSeal is a material used during the GentleWave Procedure to build and create a sealing platform on the top of the crown, which facilitates an airtight seal between the PI and the tooth. Our company-branded EDTA is a liquid used during the GentleWave Procedure to help debride and disinfect the root canal system, and is introduced and circulated throughout the root canal system via the GentleWave System. We also offer our widely used TDO practice management software, which is designed to improve practice workflow and seamlessly integrate with the GentleWave System.

Benefits of the GentleWave System

We believe our GentleWave System transforms the patient and clinician experience and addresses many of the limitations of conventional RCT by providing the following key benefits:

Clinical Outcome Benefits

•

Superior cleaning and disinfection. Utilizing our proprietary mechanism of action that combines fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, the GentleWave System debrides and disinfects deep regions of the complex root canal system in a less invasive procedure that preserves tooth structure. Our innovative mechanism of action enables more consistent and complete cleaning and disinfection of the root canal system in a manner that is independent of its complexity and anatomy. In multiple published in-vitro studies, the GentleWave System was observed to clean significantly more debris as well as more complex anatomies compared to conventional methods of RCT.

•

Less invasive procedure. Our technology is designed to clean and disinfect multiple root canals within the root canal system simultaneously, without requiring insertion of our PI into each root canal, thereby reducing the need for instrumentation and removal of healthy tooth structure. We believe this helps clinicians avoid common risk factors associated with the excessive use of files, such as extrusion, perforation or thinning of the root canal walls which may result in fracture and therefore loss of the tooth. For example, once the tooth is accessed using traditional access methods, the clinician will generally rely on the GentleWave System’s mechanism of action to debride and disinfect the root canal system. Based on our commercial experience, we have observed that clinicians using the GentleWave System require fewer and smaller files, and in some cases no files, instead of using many files to manually scrape and remove tooth structure and enlarge canals. In addition, in a published in-vitro study, the GentleWave System was observed to completely clean the root canal system of debris and tissue without any instrumentation while leaving the original tooth structure intact.

•

High and rapid rates of healing. In our PURE study, 97% of patients treated using the GentleWave Procedure were healed or healing at the six-month follow-up, which was sustained through the 12-month follow-up. We believe our high and rapid healing rate is the result of the GentleWave System’s novel mechanism of action that enables cleaning and disinfection of microscopic spaces within root canals.

•

Minimal to no post-operative pain. In our PURE study, patients treated using the GentleWave Procedure experienced minimal to no post-operative pain. We believe this is due to the ability of our technology to remove and clean diseased tissue and bacteria from within even the smallest spaces in the root canal system. In addition, the risk of extrusion of debris, tissue and bacteria beyond the apex of the root is minimized by dramatically reduced or no use of files as well as the negative pressure of the GentleWave System. These results are supported by our commercial experience and clinician feedback, where patients are reporting less post-operative pain and are requiring fewer prescriptions for pain-relieving medications such as opioids.

Practice & Clinician Benefits

•

More procedures completed in a single visit. Our GentleWave System empowers clinicians to perform even the most challenging cases in a single visit. This was demonstrated by our PURE study, where 92% of GentleWave Procedures were completed in a single-visit procedure. These results were further supported by our survey of GentleWave users, which showed the number of RCT cases completed in a single visit increased 57% to 90% following adoption of the GentleWave System. We believe single-visit procedures enhance practice efficiency by enabling increased billable visits as well as delivering improved convenience for the patient.

•

Standardized protocol that enables procedure efficiency and predictable outcomes. The GentleWave System is designed to provide a consistent, automated and standardized cleaning and disinfection protocol, regardless of anatomy or complexity. Key parameters, such as the sequence and duration of delivery of each solution are pre-programmed and controlled by the software. For example, the system measures and adjusts procedure fluids, including distilled water, sodium hypochlorite and EDTA, for clinicians, thereby standardizing the concentration and mixing of procedure fluids across every procedure and delivering these fluids through the PI to a sealed root canal system. We believe the standardization of this procedure enables clinicians to have a more predictable procedure time and outcome and reduces the number of personnel required for the procedure, freeing up time and improving efficiency.

•

Simple-to-use technology. We designed our technology to enable ease of use due to its standardized treatment protocol and intuitive touch screen interface. In our commercial experience, clinicians are generally able to independently perform procedures following a few days of training.

•

Low risk of cross-contamination. The console and PI together form a closed-loop fluid management system, whereby fluids are delivered via the PI and then collected and evacuated into the waste canister inside the console. The procedure is designed to generate virtually no aerosols, which is not only convenient, but can be comforting for clinicians and patients during the COVID-19 pandemic with heightened sensitivity to the concerns associated with cross-contamination via aerosols. In addition, our PIs are pre-packaged, sterilized and single-use, which further reduces the risk of cross contamination.

•

Practice differentiating technology with the ability to establish stronger referral relationships with general dentists and attract patients. Based on our commercial experience, we believe clinicians who use and promote our GentleWave System benefit from stronger referral relationships with other general dentists resulting in more profitable practices and differentiation relative to peers who do not use our system.

Components of the GentleWave System and Mechanism of Action

The key components of our GentleWave System are a sophisticated and mobile console and a sterilized single-use PI. We also offer ancillary single-use products such as SoundSeal and our company-branded EDTA. The console is a one-time capital equipment purchase, while PIs and ancillary single-use products are recurring consumable purchases based on the number of procedures performed and clinician need.

GentleWave Console

The console is designed to prepare and deliver procedure fluids into the PI via a high-pressure hose. The console includes fluid containers, electronics, software, corrosion-resistant tubes, a high-pressure pump, sensors, valves and a waste canister. The console is controlled by advanced software and operated via an intuitive touchscreen interface that simplifies procedure setup and treatment delivery. The console also collects the waste fluids delivered from the PI via a low-pressure evacuation tube. The console features an integrated RFID reader, which reads the RFID tag inside the PI and verifies that the correct PI is being used while also preventing re-use. The console is enabled with wireless connectivity capabilities that allow for automatic software updates, remote monitoring of the system to ensure reliability and real-time tracking of system utilization.

The image below depicts the console and its components:

GentleWave Procedure Instrument

The PI is a pre-packaged, sterilized, single-use instrument connected to the console via a high-pressure hose that delivers optimized fluids from the console to the distal end of the PI. The distal end of the PI interacts with the tooth and is composed of four key components: an orifice, or nozzle, a flow-deflector, a sealing component and an evacuation tube. Currently, there is a PI for molar teeth, or a Molar PI, and one for anteriors and premolars, or an APM PI. The differences in design are driven by the anatomical differences in teeth. While our APM PI cleans the tooth without entering it, our current Molar PI requires the tip of the instrument to be placed inside the pulp chamber during treatment.

We have developed a next generation PI called CleanFlow PI, which has received 510(k) clearance by the FDA and has been approved by Health Canada. The CleanFlow PI utilizes the same mechanism of action as our existing PIs, but has been improved so that no components of the PI enter the tooth, regardless of tooth type. We believe the CleanFlow PI transforms the way root canal procedures are performed by cleaning the inside of the tooth from outside the tooth through the endodontic access opening, and will further simplify the GentleWave Procedure, expand our indications for use, improve user experience and enable clinicians to preserve even more tooth structure.

The image below depicts our Molar PI and CleanFlow PI and their respective mechanisms of action:

GentleWave System Mechanism of Action

The GentleWave System mechanism of action is designed to clean and disinfect the entire root canal system simultaneously and remotely, or without requiring insertion of our PI into each root canal. The key components of the GentleWave System utilize a proprietary mechanism of action that combines procedure fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics to efficiently dissolve tissue and bacteria using minimal or no instrumentation.

The console enables a multi-stage process of optimizing procedure fluids, which include distilled water, sodium hypochlorite and EDTA, before they are delivered to the PI. Initially, the console extracts fluids from built-in containers and passes them through degassers, or components designed to reduce the fluid’s dissolved air content. In the absence of the console’s proprietary degassing process, air bubbles in the procedure fluids may act as barriers that inhibit the delivery of fluids and broad-spectrum acoustic energy throughout the root canal system. After degassing, the concentration of each procedure fluid is measured and adjusted precisely in preparation for delivery to the root canal system, thereby standardizing the concentration of procedure fluids, including sodium hypochlorite, across every procedure. The console detects and notifies the user if an incorrect or chemically degraded solution is being used, and also continuously refreshes procedure fluids during treatment.

The PI enables a process by which broad-spectrum acoustic energy and advanced fluid dynamics are created within the root canal system. Once optimized and pressurized, procedure fluids are delivered from the console to the distal end of the PI via a high-pressure hose. In the distal end of the PI, a proprietary orifice converts the procedure fluids into a high-speed fluid jet. The fluid jet flows through the tip of the PI until it reaches openings that allow it to interact with accumulated stationary fluid inside the pulp chamber. This interaction creates a strong shear force, which causes continuous hydrodynamic cavitation in the form of a cavitation cloud containing thousands of cavitation bubbles. The continuous formation and implosion of cavitation bubbles generates shock waves and broad-spectrum acoustic energy that propagate throughout the root canal system. The hydrodynamic cavitation that is created generates a broad range of frequencies that enables the optimal delivery of acoustic energy into structures of various dimensions inside the root canal system. The tip of the PI is designed to deflect the fluid jet in a manner that generates a flow over the orifices of the root canal, which induces a vortical flow and negative pressure inside the root canals. The vortical flow is optimized to rapidly dissolve and remove tissue, bacteria and debris from the root canal system, while the negative pressure minimizes the possibility of extrusion of the procedure fluids beyond the apex of the root.

The GentleWave Procedure

We designed the GentleWave Procedure to be simple to learn, requiring only general dental skills to perform, and easy to integrate into a practice’s existing workflow. Certain steps of the GentleWave Procedure, including access and obturation and tooth restoration, are generally the same as conventional RCT. However, the GentleWave Procedure transforms cleaning and disinfection, the most important aspect of RCT, by replacing the cumbersome, ineffective and invasive step of shaping and irrigation with the following simpler, more effective and less-invasive steps:

•

Ensuring an unobstructed path within the root canal: Once the tooth is accessed using traditional access methods, the clinician may use endodontic files to ensure there is an open fluid path to the apex and to facilitate obturation later in the procedure. Based on our commercial experience, we are seeing clinicians move towards using only one file, and in some cases no files, for this step of the procedure, instead of using many files to scrape and remove tooth structure and enlarge canals.

•

Standardizing and automating cleaning and disinfection: Once a fluid pathway is established, a material, such as our SoundSeal product, is used to create a platform on top of the crown, which facilitates an airtight seal between the PI and the tooth. Once the PI is positioned on the tooth and a sealed environment is confirmed, the clinician uses the intuitive touchscreen interface on the GentleWave Console to select from a predefined set of treatment protocols. The foot pedal attached to the GentleWave Console is depressed to activate the GentleWave System, creating a closed loop fluid management system that seamlessly transitions between stages of the procedure, requiring minimal intervention from the clinician during treatment.

Peer-Reviewed Research and Clinical Studies

We are committed to continuing to generate evidence to support the clinical benefits of the GentleWave System. These benefits have been observed in-vivo and in-vitro across two prospective, multi-center clinical studies, over 30 peer-reviewed journal publications and by real-world, clinical practice, with over 600,000 patients treated using the GentleWave System as of June 30, 2021. Our robust base of research and clinical data supports our belief that the GentleWave System has delivered strong clinical outcomes, including high and rapid healing rates with minimal to no post-operative pain, and provided superior cleaning of the entire root canal system in a less invasive procedure. In addition, the GentleWave System has been observed to drive procedure efficiency, enabling a greater proportion of root canal procedures to be completed in a single visit and reducing the need for endodontic files. Other than the SUPREME study referred to below, we do not believe any studies were powered for statistical significance, which we believe is common in the field of endodontic and dental research.

Strong Clinical Outcomes

We have conducted two prospective, multi-center clinical studies to date, in which we have observed strong clinical outcomes and benefits for patients treated with the GentleWave System. For these studies, the primary effectiveness endpoint was treatment success, defined as teeth that were considered to be healed or healing. Healing was assessed using a composite endpoint that included both clinical and radiographic components. Post-

operative pain was also assessed as a secondary endpoint using a visual analog scale, where each patient ranked their level of pain from zero to ten, with ten being the highest level of pain.

Healing Rates after Endodontic Treatment Using the GentleWave System

In 2013, we conducted a prospective, multi-center, non-significant risk clinical study to assess the long-term performance of the GentleWave System, or the PURE study, which evaluated healing rates for molars 12 months after root canal treatment. The study also included data evaluating healing rates at six months after treatment. Six-month results were published in the Journal of Clinical and Experimental Dentistry in 2016 and 12-month results were published in the Journal of Endodontics in 2016.

The study cohort was composed of 89 patients in need of endodontic therapy who were consented and received treatment via a GentleWave System from one of six private endodontic clinics in Southern California. The six endodontists that participated as investigators were trained to use the GentleWave System and performed a standardized treatment procedure at each respective clinical site. Additionally, 92.1% of the enrolled patients were treated in a single visit. Pre-operative, intra-operative and post-operative data were collected from the patients and assessed by two trained, blinded and independent evaluators. Seventy-seven patients, or 86.5%, returned for the six-month follow-up and 75 patients, or 84.2%, returned for the 12-month follow-up.

At the six-month follow-up, the cumulative success rate was 97.4%, with 77.9% classified as healed and 19.5% as healing. At the 12-month follow-up, the cumulative success rate was 97.3%, with 92.0% classified as healed and 5.3% as healing. The observed high, rapid and sustained healing rates in this study imply efficient cleaning of tissue debris, bacteria and biofilm from the root canal system in a single-visit procedure using the GentleWave System.

In addition to the high rate of healing, patients reported minimal to no post-operative pain. At two days after treatment, zero patients experienced severe post-operative pain and 3.8% experienced moderate post-operative pain. Zero patients reported any incidence of pain after 14 days following treatment.

Healing Rates of Periapical Lesions after Endodontic Treatment Using the GentleWave System

A study was published in the Journal of Endodontics in 2018 that included data from the PURE study and another prospective, multi-center study conducted in 2015 comparing healing after treatment with the GentleWave System as compared to a traditional root canal therapy literature control, or the SUPREME study. The published study evaluated healing rates for molars with significant periapical lesions 12 months after root canal treatment using the GentleWave System.

The study cohort was composed of 45 patients from the PURE and SUPREME studies with periapical lesions in need of endodontic therapy who were consented and received treatment via a GentleWave System from one of four private endodontic clinics in Southern California. The four endodontists that participated as investigators were trained to use the GentleWave System and performed a standardized treatment procedure at each respective clinical site. Additionally, 88.9% of the enrolled patients were treated in a single-visit procedure. Data were collected from the patients and assessed by two trained, blinded and independent evaluators. Forty-four patients, or 97.8%, returned for the 12-month follow-up.

At the 12-month follow-up, the cumulative success rate was 97.7%, with 81.8% classified as healed and 15.9% as healing. Further, all teeth that were treated successfully were considered completely functional and had resolution for measured indices of mobility, soft tissue lesions, sinus tract and furcation involvement. The exhibited healing rate in this study implies that the GentleWave System treats root canal infections, causing inflammation in or around the root canal system to abate, ultimately allowing periapical lesions to heal.

In addition to the high rates of healing, patients reported minimal to no post-operative pain. At two days after treatment, zero patients experienced moderate or severe post-operative pain, and 15.6% reported mild pain. No patients reported post-operative pain at the six- and 12-month follow-up visits.

Superior Cleaning in a Less Invasive Procedure

Numerous in-vitro studies have been conducted that validate the novel mechanism of action of our GentleWave System. In these studies the GentleWave System successfully cleaned the root canal system, including complex anatomies, in a procedure that is less invasive than conventional methods.

Cleaning of Complex and Small Root Canal Anatomies Superior to Conventional Methods

A study supported by us and published in the Dentistry Journal in 2016 compared the penetration depth of treatment fluids using the GentleWave System with devices commonly used in conventional methods. Specifically, the conventional methods in the study used passive ultrasonic activation with a PiezonMaster 700 (EMS) with an ESI-tip and active ultrasonic activation using a PiezonMaster 700 with an ESI-tip with maximum irrigation rate. The in-vitro study included 40 extracted human molars. The GentleWave System achieved statistical significance in cleaning deeper into the dentinal tubules in the apical, middle and coronal regions, with treatment fluids cleaning dentinal tubules in the apical region between 4 and 8.5 times deeper than the other devices.

Debridement of GentleWave Compared to Conventional Methods

A study published in the Journal of Endodontics in 2015 compared the debridement efficacy of the GentleWave System with a conventional method for cleaning root canals. This study was funded by us and our employees were involved in the design of the study. Study data was acquired and analyzed independently of us. The conventional method in the study used a 30G Max-i-Probe side-vented irrigation needle and NiTi rotary instruments (endodontic files). The in-vitro study included 45 freshly extracted molars. The GentleWave System showed a statistically significant greater cleaning capacity and reduction in residual debris compared to teeth that were cleaned conventionally. Conventional instrumentation and irrigation cleaned debris from 67.8% and 87.3% of the apical and middle regions of the root canal, respectively. The GentleWave System cleaned substantially more debris, removing 97.2% and 98.1% of the debris from the apical and middle regions, respectively. The

GentleWave System also demonstrated more complete cleaning in complex anatomies. In teeth with isthmi, 98.3% of isthmi areas were free of tissue debris after the GentleWave Procedure, compared to 64.3% of isthmi areas after conventional methods.

Removal of Biofilm and Bacteria Superior to Conventional Methods

A study funded by us and published in Materials in 2019 compared disinfection and biofilm removal efficacy using the GentleWave System with minimal instrumentation with a device commonly used in conventional methods with conventional instrumentation. The device used in conventional methods used passive ultrasonic activation with a PiezonMaster 700 with an ESI-tip together with conventional rotary instrumentation (endodontic files). The in-vitro study included 47 freshly extracted human molars. The GentleWave System showed an ability to remove biofilm and bacteria in complex anatomies, demonstrated by statistically significant greater biofilm removal in the apical and isthmus regions of the root canal compared with conventional methods. Independent evaluators assessed and scored treated teeth on a scale from zero to three, with zero representing no bacteria and three representing large colonies of bacteria with greater than 50% of the wall covered in biofilm. In the middle and isthmus regions of the root canal, teeth treated with the GentleWave System all received scores of zero while teeth treated conventionally received scores of two and three. In the apical region of the root canal, teeth treated with the GentleWave System received scores ranging from zero to one while teeth treated conventionally received scores ranging from two to three.

Ability to Preserve More of the Original Tooth Structure without Instrumentation

A study funded by us and published in the Journal of Endodontics in 2018 examined root canal wall anatomy in uninstrumented premolar teeth cleaned using the GentleWave System. The in vitro study included 24 freshly extracted human premolars. The GentleWave System fully cleaned the root canal system of organic material without any instrumentation while leaving the original tooth structure intact. No organic tissue remnants or dentin debris were detected following treatment.

Enhanced Procedure Efficiency

The GentleWave System has been shown to improve procedure efficiency by enabling clinicians to perform RCT in a single visit while reducing the need for instrumentation. In 2020, we conducted a survey of 35 clinicians that focused on quantifying the practice benefits provided by our GentleWave System. The survey compared the percentage of single-visit RCT cases and per-patient endodontic file costs before and after adoption of the GentleWave System. The results of the survey showed an increase in the number of single-visit RCT cases from 57% to 90% of total root canal procedures following GentleWave System adoption. This increase in the proportion of single-visit RCT cases enabled by the GentleWave System was observed across cases of varying complexity. These survey results are supported by data from our peer-reviewed, prospective clinical studies as well as commercial experience. Our survey also demonstrated a reduction in the need for instrumentation, with users reporting an average reduction in per-patient endodontic file costs of 41% after adopting the GentleWave System. The results of this survey may not be representative of the entire dental population and are based on informal feedback we received in performing the survey.

Sales and Marketing

Our commercial strategy and sales model involves a focus on facilitating adoption of our GentleWave System by increasing our installed base of consoles and maximizing procedural instrument revenue through increased utilization. As of June 30, 2021, our sales and clinician support team consisted of approximately 50 employees working collaboratively across a range of clinician facing roles to support an installed base of over 700 GentleWave Systems. We have structured our sales and clinician support team with specialized roles, including 16 capital sales representatives, eight clinical training specialists, seven field service engineers and ten marketing team members. We intend to expand the size of our sales and clinician support teams and add a team focused on consumable sales to support our efforts for adoption and utilization of the GentleWave System.

Sales

In the United States and Canada, our direct sales force markets and sells the GentleWave System to clinicians performing a high volume of root canals as part of their practice. We estimate that there are approximately 5,000 endodontists and 176,000 general dentists in the United States and Canada. Endodontists perform approximately four million root canal procedures annually. Within the general dentist population, we estimate that a subset of approximately 50,000 general dentists perform approximately 90% of their root canal procedures, representing approximately nine million root canal procedures annually. Our sales force leverages third-party data on root canal procedure volumes by practitioner, thereby enabling us to efficiently and effectively identify target accounts. We believe that our current targeting strategy identifies a well-defined base of clinicians that is accessible by our direct sales organization.

Our capital sales representatives are responsible for generating demand for consoles both from new clinicians and broadening adoption among clinicians that already use our products. Our sales and marketing teams identify key opportunities that enable capital sales representatives to drive expansion of console placements across markets. Following the sale of a console, capital sales representatives participate in the onboarding process with the clinical training specialist.

Our clinical training specialists are dedicated to clinician onboarding, onsite training and continuing education. Our clinical training specialists lead comprehensive onsite training programs, which generally allow clinicians to perform procedures independently following a few days of training.

We are growing a team of consumable sales representatives that are focused on building relationships with clinician and dental practitioners, driving higher utilization and increasing PI revenue within the practice. Our consumable sales representatives will train and onboard new accounts and provide continuing education for existing accounts, absorbing these responsibilities from our clinical training specialists. Our consumable sales representatives will partner with clinicians to enhance practice efficiency and clinical workflow and increase patient volumes.

Our field service engineers, augmented by a third party service partner, work closely with our sales team to ensure high uptime for the GentleWave Systems and a positive user experience by performing preventive maintenance and responding to on-site device needs. Field service engineers operate efficiently to ensure our console installed base remains well-maintained and capable of high utilization levels. The GentleWave System has continuous monitoring capabilities that we can use to remotely diagnose and proactively identify needed maintenance to maximize the efficiency of our targeted site visits.

The GentleWave System is currently authorized for sale within the United States and Canada. We plan to pursue regulatory clearances, certifications and other market access initiatives over time in attractive international regions in which we see significant potential opportunity. For these select international regions, we intend to explore the commercial opportunity either through distributors or direct sales.

Marketing

Our marketing team is focused on expanding awareness of the GentleWave System and its benefits among prospective patients and the broader dental practitioner community. Our professional marketing and educational initiatives include publications and podium presentations at industry conferences and scientific forums, organizing peer-to-peer dialogue and events to educate clinicians on the benefits of the GentleWave System and leveraging our strong network of supportive key opinion leaders. Moving forward, we will work to draw more attention to the GentleWave Procedure in select markets where we have established a large installed base by communicating the benefits of our system through targeted direct-to-patient marketing activities including social, digital and search optimization.

We partner with clinicians through various practice support programs, which focus on increasing awareness and strengthening referral relationships with general dentists. For example, through our GPS Program, we provide guidance to our partner practices on comprehensive staff training, expansive Sonendo-sponsored marketing initiatives and engaging self-marketing strategies. We also provide content for digital marketing and social media postings to educate patients on the GentleWave Procedure and increase new business for practices. We believe our marketing programs help differentiate the GentleWave System and are valuable in helping clinicians further grow their practices.

Research and Development

We are committed to developing innovations that transform dentistry, with a focus on saving teeth. We have established a dedicated research and development team comprised of 56 individuals as of June 30, 2021, with strong research and development capabilities in the treatment of tooth decay using fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics as well as integrating hardware and software to create an exceptional user and patient experience. A core part of our research and development strategy is engagement with our network of clinicians, which enables us to leverage real-world feedback to deliver meaningful innovation to clinicians. We believe our strategy will allow us to continue to develop new functionalities and upgrades to our GentleWave System, enable us to innovate, enhance our competitive position and expand our addressable market.

As we continue to transform RCT, our research and development efforts are focused on innovating our technologies to improve the usability of the GentleWave System, enhance the efficiency and predictability of the GentleWave Procedure and enable our system to perform other elements of root canal procedures, such as obturation of the root canal system. We expect to launch CleanFlow PI, our next-generation, single-use PI, which will enable us to clean the inside of the tooth from the outside, expand our indications for use and further improve the usability of our GentleWave System. We are also exploring development of next-generation technologies that expand the application of our GentleWave System beyond RCT for use in treating cavities in earlier-stage tooth decay.

For the years ended December 31, 2019 and December 31, 2020, we incurred research and development expenses of $19.0 million and $20.5 million, respectively. For the six months ended June 30, 2020 and 2021, we incurred research and development expenses of $9.6 million and $9.7 million, respectively.

Manufacturing and Supply Chain

We currently manufacture, assemble, test and ship our GentleWave System, which includes our console and single-use PI, at our approximately 55,000 square foot facility in Laguna Hills, California. This facility provides approximately 10,000 square feet of space for our production operations, including receiving, manufacturing, quality control, inventory and shipping.

We use a combination of internally manufactured and externally-sourced components to produce our GentleWave System. Externally-sourced components include off-the-shelf materials, sub-assemblies and custom parts that are provided by approved suppliers. For certain of these components, there are relatively few alternative sources of supply. For example, our GentleWave console includes a number of components, including high pressure lines, high pressure pumps, fluid temperature control systems, degassing components and user interface control systems, most of which we source externally from third party suppliers. We rely on Teledyne SSI to supply our high pressure pump, Marlow Industries, Inc. for our fluid temperature control systems and Idex Health & Science LLC for our degassing components. While there may be other suppliers that could make or provide any one of our externally-sourced components, we seek to manage single-source supplier risk by regularly assessing the quality and capacity of our suppliers and actively managing lead times and inventory levels of sourced components. In addition, particularly as we expand our business and sales, we are continuously reviewing sources and approving alternative suppliers to dual or multi-source certain of our components. We generally seek to maintain sufficient supply levels to help mitigate any supply interruptions and enable us to find and qualify another source of supply. Finished single-use PIs are sterilized at one of two qualified suppliers. The manufacture of our ancillary single-use products, including our branded EDTA solution and SoundSeal Material, is outsourced to a contract manufacturer.

Our suppliers are evaluated, qualified and approved as part of our supplier quality program, which includes verification and monitoring procedures to ensure that our suppliers comply with FDA and ISO standards, as well as our own specifications and requirements. We inspect and verify externally sourced components under strict processes supported by internal policies and procedures.

We are undertaking continuous margin improvement programs, including implementing lean manufacturing methods and collaborating with our suppliers to reduce material costs, and have executed several product design improvements to reduce product cost. We are also currently working to optimize several parts of our manufacturing process as well as consolidate the manufacture of several of the components for our console and single-use PI to fewer third-party suppliers.

Competition

Our proprietary technology platform represents an innovative approach to the treatment of tooth decay. As a result, our treatment method competes directly against conventional methods of treating root canals. We compete with manufacturers and suppliers of devices, instruments and other supplies used in connection with such conventional treatments. The market for these devices and instruments is highly fragmented with primary supply chains concentrated across a few larger manufacturers and distributors, such as Dentsply Sirona, Envista and Henry Schein. Many of our competitors have longer, more established operating histories, and significantly greater name recognition and financial, technical, marketing, sales, distribution and other resources.

We believe the primary competitive factors for companies that market new or alternative treatments and solutions in dental applications include acceptance by leading clinicians, patient outcomes and adverse event rates, patient experience and treatment time, ease-of-use and reliability, patient recovery time and level of discomfort, economic benefits and cost savings, intellectual property protection and the development of successful sales and marketing channels. One of the major hurdles to widespread adoption of our solutions will be overcoming established treatment patterns, which will require education of patients, clinicians and their referral sources.

In addition, we may compete with additional competitors and products outside the United States and Canada when we pursue plans to market our products internationally. Among other competitive advantages, such companies may have more established sales and marketing programs and networks, established relationships with clinicians and greater name recognition in such markets.

We believe our ability to compete effectively will be dependent on our ability to build the commercial infrastructure necessary to demonstrate the value of the GentleWave Procedure, maintain and improve product quality and feature functionality, build the infrastructure to support the operating needs of the business and achieve cost reductions.

Intellectual Property

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business. We rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements, and protective contractual provisions with our employees, contractors, consultants, suppliers, partners and other third parties, to protect our intellectual property rights.

As of June 30, 2021, we owned 26 U.S. patents, which are expected to expire between April 19, 2027 and April 18, 2038, and there were 42 pending U.S. patent applications. As of June 30, 2021, we had 93 total issued foreign patents in Australia, Canada, China, Europe, Great Britain, France, Germany, Italy, Switzerland, Austria, Belgium, Denmark, Spain, Hungary, Ireland, Netherlands, Sweden, Hong Kong, Israel, India, Japan, Mexico, Singapore, and South Africa, and there were 50 total pending foreign patent applications in Canada, China, Eurasia, Europe, Hong Kong, Israel, India, Japan, and South Korea, and 6 pending Patent Cooperation Treaty applications. The term of any individual patent depends on the relevant laws and regulations in the country in which it is granted. In most countries, including the United States, the patent term for a utility patent is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country.

As of June 30, 2021, we owned 13 U.S. patents, 15 pending U.S. patent applications, 59 foreign patents in Australia, Canada, China, Europe, France, Germany, Great Britain, Hong Kong, India, Israel, Italy, Japan, Singapore, Spain, and Switzerland, 11 pending foreign patent applications in Canada, China, Europe, and India, and 1 pending Patent Cooperation Treaty application that relate to our GentleWave console and procedure instruments. These patents and patent applications belong to patent families relating to the following technology areas:

•

Three utility-type patent families directed to procedure instruments with pressure wave generators and to the use of such instruments for dental procedures, the patents and patent applications (if issued) in these three patent families have anticipated expiration dates ranging from 2027 to 2031;

•

Four utility-type patent families directed to pressure waves and irrigational flow for dental procedures, the patents in these four patent families have anticipated expiration dates ranging from 2033 to 2035, and the patent applications in these four patent families—if issued—would have anticipated expiration dates ranging from 2033 to 2041;

•

Three design-type patent families directed to designs for a procedure instrument and console, the patents and patent applications (if issued) in these three patent families have anticipated expiration dates ranging from 2029 to at least 2036; and

•

One utility-type patent family directed to other aspects of our GentleWave products, including console features such as security, authentication, and fluid management, the patents and patent applications (if issued) in this patent family have anticipated expiration dates in 2034.

As of June 30, 2021, we owned 104 registered trademarks and 53 pending trademark applications worldwide, including trademark registrations for “Sonendo” and “GentleWave” in the United States and other countries.

Our pending patent and trademark applications may not result in issued patents or registered trademarks, and we cannot assure you that any current or subsequently issued patents or registered trademarks will protect our intellectual property rights, provide us with any competitive advantage or withstand or retain its original scope after a validity or enforceability challenge from a third party. Notwithstanding the scope of the patent protection available to us, a competitor could develop competitive products that are not covered by our intellectual property, and we may be unable to stop such competitor from commercializing such products. While there is no active litigation involving any of our patents or other intellectual property rights and we have not received any notices of patent or other intellectual property infringement, we may be required to enforce or defend our intellectual property rights against third parties in the future. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or technologies may be alleged to infringe. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, protect our trade secrets or know-how, defend against claims of infringement of the rights of others or determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and pay significant royalties to such third parties and could prevent us from manufacturing, selling or using our product or techniques, any of which could severely harm our business.

Our knowledge and experience, creative product development, marketing staff and trade secret information, with respect to manufacturing processes and product design, are important in maintaining our proprietary product lines. As a condition of employment, we require all employees and key contractors to execute an agreement obligating them to maintain the confidentiality of our proprietary information and assign to us inventions and other intellectual property created during their employment. See “Risk Factors—Risks Related to Our Intellectual Property” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.

Government Regulation

Our products and our operations are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. For example, our GentleWave device is subject to regulation as a medical device in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.

United States Regulation

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification submitted under Section 510(k) of the FDCA, or approval of a premarket approval application, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Our currently marketed GentleWave System, which includes our GentleWave console and PIs, is a Class II device and has received 510(k) clearance from the FDA.

510(k) Clearance Marketing Pathway

Our current products are subject to requirements for pre-market notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the 510(k) pathway. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our offerings are currently marketed pursuant to a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and de novo classification, and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of ‘‘off-label’’ uses of cleared or approved products;

•	requirements related to promotional activities;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices and accessories are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers and manufacturers. If the FDA determines that a manufacturer or supplier has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

Regulation of Medical Devices in the European Union

In the European Union, or EU, until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or the EU Medical Devices Directive, which has been repealed and replaced by Regulation (EU) No 2017/745, or the EU Medical Devices Regulation. Unlike directives, regulations are directly applicable in all EU member states without the need for member states to implement into national law.

In the EU, there is currently no premarket government review of medical devices. However, all medical devices placed on the EU market must meet general safety and performance requirements, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

Compliance with the general safety and performance requirements is a prerequisite for European Conformity Marking, or CE-Mark, without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs, must be reported to the relevant authorities of the EU member states. Manufacturers are required to take FSCAs defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Regulation of Medical Devices in Canada

Canada regulates the import and sale of medical devices through Health Canada, or HC. HC classifies medical devices into four classifications, with Class I being the lowest risk and Class IV being the highest. Class I and II devices are often cleared for sale after they are CE marked or listed on the company’s ISO certification and filed via fax-back applications for a Medical Device License. Higher classification risk devices (Class III and IV) require filing dossiers that resemble US 510(k) applications. These applications can range in cost and typically take longer for approval. Our Canadian medical device license (#101958) was issued in 2018 and, as a holder of such a license, we are subject to inspection by HC and must maintain a valid Medical Device Single Audit Program, or MDSAP, certificate. We were issued a MDSAP certificate by DQS Medizinprodukte GmbH in June 2020 and it remains valid through June 2023.

U.S. Healthcare Fraud and Abuse Laws

In the United States, we are subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, transparency laws governing payments and other transfers of value made to physicians and other healthcare providers, and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The federal Anti-Kickback Statute includes statutory exceptions and regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse, and may be subject to greater scrutiny by enforcement agencies.

The Federal False Claims Act, or FCA, prohibits a person from knowingly presenting, or caused to be presented, a false or fraudulent request for payment from the federal government, or from making a false statement or using a false record to have a claim approved. The federal FCA further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual, a “whistleblower,” who is an original source of the allegations. Moreover, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim.

Further, the Civil Monetary Penalties Statute authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to offering remuneration to a federal health care program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive health care items or services from a particular provider.

HIPAA also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals beginning in 2022, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

Several states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

U.S. Coverage and Reimbursement

Our customers are typically reimbursed, in part, for the cost of our products by third party payors or are otherwise paid directly by patients in connection with procedures performed. In the United States, approximately 50% of adults aged 18 to 64 with private health insurance have dental care coverage. Dental practitioners bill for the procedures using the applicable Code on Dental Procedures and Nomenclature, or CDT, established by the American Dental Association. Reimbursement rates vary by payor, however, based on the procedure performed and are unrelated to the costs actually incurred by the dental practitioner in that procedure. We believe that the reimbursement rates for RCT have remained stable and generally cover dental practitioners for the cost of the GentleWave Procedure under existing billing codes. Where patients are uninsured and are not otherwise covered by a third party payor, these patients are expected to pay their respective dental practitioner out-of-pocket for their RCT.

Further, in the United States, government healthcare programs, including Medicare and Medicaid, generally provide limited to no coverage and reimbursement for dental procedures in which our products are used. Where third-party payor coverage is not available, patients are responsible for all of the costs associated with treatment using our products. As a result, our success depends in part on the ability and willingness of patients to pay out-of-pocket for treatment using our products. Certain commercial payors, Medicare Advantage plans and plans purchased through the ACA marketplace do, however, provide coverage and reimbursement for the procedures in which our products are used. No uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor. As a result, the coverage determination process can be a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. To contain costs of new technologies, third-party payors are increasingly scrutinizing new and existing treatments by requiring extensive evidence of favorable clinical outcomes. Dentists may not purchase our products if they do not receive sufficient reimbursement from payors for the cost of the product or procedures using our product. If third-party payors do not provide coverage or adequate reimbursement levels for procedures using our products, the demand for our products will not increase and/or there may be significant pricing pressure, either of which could adversely impact our business and financial condition.

U.S. Healthcare Reform

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, many of which are intended to contain or reduce healthcare costs. By way of example, the Affordable Care Act, or ACA, substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act) that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners.

For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, HIPAA) imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the Federal Trade Commission, or FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

In addition, certain state and non-U.S. laws, such as the CCPA, the CPRA, and the GDPR, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing.

Facilities

Our corporate headquarters, which includes our manufacturing facility, is located in Laguna Hills, California, where we occupy approximately 55,000 square feet of space under a series of lease agreements. The lease agreement for our corporate headquarters expires in March 2025. We believe our current facilities are sufficient to meet our current and anticipated future needs and that suitable additional space is available as needed to accommodate expansion of our operations.

Human Capital Resources and Employees

We employ a growing and highly-skilled employee base, including our sales force, and promote a culture of innovation to continuously iterate and enhance our products, systems and commercial footprint. Our human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees.

As of June 30, 2021, we had 203 employees. Employee turnover has not had a material impact on our operations. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of the date of this prospectus. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name	Age	Position
Executive Officers
Bjarne Bergheim	47	President, Chief Executive Officer and Director
Roy T. Chen	56	Chief Talent Officer
Jacqueline Collins	53	Vice President, General Counsel
Mehrzad Khakpour, PhD	45	Chief Technology Officer
Andrew Kirkpatrick	58	Chief Operating Officer
Michael J. Smith	41	Chief Commercial Officer
Michael P. Watts	53	Chief Financial Officer
Non-Employee Directors and Director Nominees
W. Brooks Andrews(1)	36	Director
Olav Bergheim	71	Director
Anthony P. Bihl III	65	Director
Alex C. Crisses(1)	41	Director
Cory A. Eaves	52	Director
Thomas R. Engels(1)	73	Director
Daniel E. Even(1)	69	Director
Chau Q. Khuong(1)	45	Director
Paul S. Madera	64	Director
Carolyn Beaver(2)	64	Director Nominee
Sadie M. Stern(2)	47	Director Nominee
Karen K. McGinnis(2)	55	Director Nominee

(1)

Mr. Andrews, Mr. Crisses, Mr. Engels, Mr. Even and Mr. Khuong resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

(2)	Each individual joined our board of directors immediately upon the effectiveness of the registration statement of which this prospectus is a part.

Executive Officers

Bjarne Bergheim has served as our Chief Executive Officer and President and as a member of our board of directors since 2008. Mr. Bergheim was our first employee and previously served as our Chief Operating Officer from 2006 to 2008. Prior to joining us, Mr. Bergheim was a co-founder and a member of the management team of Fjord Ventures, LLC, a life science accelerator located in Laguna Hills, California focused on building and operating companies in the medical device, diagnostic and biopharmaceutical sectors. Previously, Mr. Bergheim was the first employee of 3F Therapeutics, Inc., which was acquired by ATS Medical and later by Medtronic, Inc. At 3F Therapeutics, Inc., Mr. Bergheim was responsible for building the research and development organization and also invented one of the trans-apical heart-valve delivery platforms. Mr. Bergheim received a B.S. in mechanical engineering from the University of California, Irvine and an M.S. in mechanical engineering from the California Institute of Technology. Mr. Bergheim also studied cardiovascular and biomedical engineering at NTNU, Norway in collaboration with Stanford University and California Institute of Technology. We believe Mr. Bergheim’s extensive management experience in the medical device industry, and his understanding of our business, operations and strategy qualify him to serve as our Chief Executive Officer and on our board of directors.

Roy T. Chen has served as our Chief Talent Officer since January 2018. From May 2012 to December 2017, Mr. Chen served as Vice President, Human Resources of Nobel Biocare USA LLC a division of Danaher Inc. From 2007 to 2012, Mr. Chen was Executive Vice President Human Resources for Sybron Dental Specialties, a manufacturer of dental and medical products. Mr. Chen also worked at Johnson & Johnson for 16 years in a variety of Operations, Commercial and Human Resources roles. Mr. Chen currently serves on the board of directors of Ronald McDonald House Charities of Southern California. Mr. Chen received a B.A. in economics from Rutgers University, a B.S. in industrial engineering from Rutgers College of engineering and an M.S. in technology management from Stevens Institute of Technology.

Jacqueline Collins has served as our Vice President, General Counsel since October 2018. From December 2002 to February 2017, Ms. Collins served as the Vice President, General Counsel of Nobel Biocare North America, a subsidiary of Danaher, Inc. and a large dental implant and digital dentistry medical device manufacturer. From April 2014 to January 2016, Ms. Collins also served as the Head of Global Intellectual Property of Nobel Biocare Holding AG. Ms. Collins received a B.A. in political science from the University of Oregon, an M.A. in political science from Rutgers University, Eagleton Institute of Politics, and a J.D. from the University of Oregon School of Law.

Mehrzad Khakpour, Ph.D. has served as our Chief Technology Officer since September 2020. Dr. Khakpour previously served as our Vice President, R&D, from April 2016 to August 2020 and, from June 2008 to March 2016, Dr. Khakpour held several positions including Senior R&D Engineer and R&D Manager and R&D Director. Dr. Khakpour received a B.S. in mechanical engineering from Sharif University of Technology, an M.S. in mechanical engineering from the University of Minnesota and a Ph.D. in mechanical engineering from the University of California, Riverside. His areas of research have included nanoparticle dynamics in turbulent reacting flows as well as cardiovascular fluid dynamics.

Andrew Kirkpatrick has served as our Chief Operating Officer since January 2020. From August 2007 to December 2019, Mr. Kirkpatrick served as the Chief Operating Officer of Accuray, Inc., or Accuray, a publicly traded global provider of cancer treatment technologies. Prior to Accuray, Mr. Kirkpatrick held a wide range of roles in manufacturing, service, product management and M&A at several technology companies. Mr. Kirkpatrick began his career as a nuclear engineer and submarine officer in the US Navy. From January 2011 to January 2017, Mr. Kirkpatrick served as a member of the board of directors of the Ronald McDonald House at Stanford University. He currently serves on the board of directors of Tau Science, Inc., a solar energy equipment supplier. Mr. Kirkpatrick received a B.S. in mechanical engineering from the US Naval Academy and an M.B.A. from the University of California, Berkeley, Haas School of Business.

Michael J. Smith has served as our Chief Commercial Officer since June 2021. From March 2017 to June 2021, Mr. Smith served as Vice President of Global Product, Marketing, Innovation and Ortho Channel at Align Technology Inc., the manufacturer of the Invisalign system and previously as their Director of Sales for EMEA. From June 2014 to March 2017, Mr. Smith served as a co-founder and director of Developed Edge Ltd. (UK), a specialist training and development organization that works exclusively with medical companies. Previously, Mr. Smith has served in a range of sales, marketing and management roles at Vygon UK (a manufacturer to single-use medical devices) and DePuy Synthes, Inc. (Johnson & Johnson’s orthopedic company). Mr. Smith received a B.S. in biochemistry from the University of Leeds, United Kingdom, and an M.B.A. from the Warwick Business School, United Kingdom.

Michael P. Watts has served as our Chief Financial Officer since November 2017. From March 2013 to October 2017, Mr. Watts served as the Chief Financial Officer of The HydraFacial Company, a manufacturer and marketer of non-invasive equipment and consumables used in aesthetic skin health treatments. From August 2011 to March 2013, Mr. Watts served as Senior Finance Director at Sybron Dental Specialties, a dental manufacturer and supplier. From October 2007 to July 2011, Mr. Watts served as the Vice President of Finance and New Business Development at Zimmer Spine, a division of Zimmer Holdings, Inc. Prior to this, Mr. Watts worked for Johnson and Johnson from April 1998 to October 2007, where he held several financial leadership positions. Mr. Watts began his career in public accounting and is a Certified Public Accountant (Massachusetts). Mr. Watts received a B.S. in accounting from the University of Massachusetts and an M.S. from Bentley College.

Non-Employee Directors and Director Nominees

W. Brooks Andrews has served on our board of directors since December 2019. Mr. Andrews is a Partner with EW Healthcare Partners, which he joined in September 2013. Before joining EW Healthcare Partners, Mr. Andrews was an investor with Roark Capital and FFL Partners, and he began his career as an investment banker with Barclays Capital. Mr. Andrews currently serves as a director on the boards of Xenex Disinfection Services, Inc. and BreatheAmerica Inc. Mr. Andrews has also served as a board observer for Axogen Inc., a publicly traded medical device company focused on peripheral nerve repair, since August 2015, and as a board observer for EyePoint Pharmaceuticals Inc., a publicly traded pharmaceutical company focused on ophthalmology, since March 2018. Mr. Andrews received a B.B.A. and M.A. from the University of Georgia and an M.B.A. from Stanford University. Mr. Andrews resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Olav Bergheim has served as a member of our board of directors since he co-founded our company in June 2006. Mr. Bergheim has over 30 years of experience in creating and managing life science companies. In addition to co-founding our company, he is a founder of Volcano Corporation, 3F Therapeutics (acquired by Medtronic), Glaukos Corporation, Vessix Corporaton, Adagio Medical, Inc., YAP Therapeutics, Inc., Anaxiom Corporation, Kato Pharmaceutical, Inc., Otello Medical, Inc., Prelude Corporation and Metronom Health, Inc. Mr. Bergheim is also the founder and principal partner of Fjord Ventures LLC, a life science accelerator located in Laguna Hills, California. Prior to starting Fjord Ventures in 2005, Mr. Bergheim spent 10 years at Domain Associates LLC as a company creator and general partner. Prior to Domain, Mr. Bergheim served as a Corporate Vice President of Baxter Healthcare, where he spent 18 years in leadership and operating roles at U.S. and international locations. Mr. Bergheim previously served on the board of directors of Glaukos Corporation from 1999 to 2016, Volcano Corporation from 1999 to 2009 and Vessix Corporation from 2006 to 2012. Mr. Bergheim also serves and has served on the board of directors for several privately held companies, including Metronom Health, Inc., Prelude Corporation, Adagio Medical, Inc., Kato Pharmaceuticals, Inc., Anaxiom Corporation, Otello Medical, Inc. and YAP Therapeutics, Inc. Mr. Bergheim received a B.S. and an M.S. in pharmacy from the University of Oslo and completed the Executive M.B.A. program at the University of Virginia’s Darden School of Business. We believe Mr. Bergheim’s role as a founder of our company, combined with his more than 30 years of experience in founding and managing life science companies qualify him to serve on our board of directors.

Anthony P. Bihl III has served as a member of our board of directors since June 2020. Prior to joining our board of directors, Mr. Bihl served as Chief Executive Officer and a member of the board of managers of Bioventus, LLC from December 2013 to April 2020. From June 2011 through June 2012, Mr. Bihl was Group President of American Medical Systems, or AMS, a subsidiary of Endo Pharmaceuticals. Mr. Bihl was President, Chief Executive Officer and a director of AMS from April 2008 until Endo acquired AMS in June 2011. Mr. Bihl also served as Chief Executive Officer of the Diagnostics Division of Siemens Medical Solutions from January to November 2007, and as President of the Diagnostics Division of Bayer HealthCare from 2004 through 2006.

Mr. Bihl is currently Chairman of the board of directors of Spectral Medical, Inc., a publicly-traded Canadian company and has served as a member of the board of directors of Spectral Medical, Inc. since April 2008. In addition, since July 2020, Mr. Bihl has served on the board of directors of Meridian Bioscience Inc. From March 2016 to May 2020, Mr. Bihl served as a member of the board of directors of Nuvectra Corporation and, prior to March 2016, served on the board of directors of Integer Holdings Corporation before it spun off Nuvectra. In addition to the foregoing, Mr. Bihl also serves and has served on the board of directors for several privately held companies, and is a member of the board of directors of the Arthritis Foundation. Mr. Bihl received a B.S. in business administration from the Pennsylvania State University. We believe that Mr. Bihl is qualified to serve on our board of directors due to his extensive experience in finance, operations and business unit leadership across the global medical device market and his experience serving on the board of directors of other companies.

Alex C. Crisses has served as a member of our board of directors since September 2019. Mr. Crisses has served as a Managing Director at General Atlantic LLC since January 2016, where he focuses on investments in the technology sector. Mr. Crisses serves as the Global Head of New Investment Sourcing and The Co-Head of General Atlantic’s Emerging Growth Initiative across all sectors and geographies. Before joining General Atlantic LLC in 2016, Mr. Crisses was a managing director at Insight Venture Partners from June 2002 to January 2015, where he focused on software investments globally. Mr. Crisses currently serves on the boards of directors of several privately held companies, including: General Atlantic LLC, GPCY Holdings (Gympass), Benevity Inc., Pymetrics, Inc. and AppsFlyer Ltd. In addition, Mr. Crisses currently serves on the Board of Advisors for the Hospital For Special Surgery and as a member of the Founder’s Council of Cradles to Crayons New York. Mr. Crisses received a B.S. in economics from the University of Pennsylvania’s Wharton School of Business and an M.B.A. from Harvard Business School. Mr. Crisses resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Cory A. Eaves has served as a member of our board of directors since September 2019. Mr. Eaves is an Operating Partner at General Atlantic LLC, providing strategic support and advice to the firm’s investment teams and portfolio companies with a focus on technology, operations and digital transformation. Before joining General Atlantic LLC in 2009, he was Executive Vice President, Chief Technology Officer and Chief Information Officer at Misys plc. Prior to this, he served as Chief Technology Officer of SSA Global, a global enterprise software provider. Mr. Eaves currently serves on the board of directors of Caremetx, LLC, and previously served on the boards of directors of CitiusTech Healthcare Technology Private Limited from March 2014 to September 2016 and eviCore Healthcare from March 2014 to December 2017. He currently serves as chairman of the board for the Marfan Foundation and advisor for NetHope. Mr. Eaves received a B.S. in electrical engineering from the University of Iowa and an M.B.A. from Babson College, and is a graduate of the Harvard Business School’s Advanced Management Program. We believe that Mr. Eaves is qualified to serve on our board of directors due to his extensive experience as a venture capital investor and the member of the board of multiple healthcare technology companies

Thomas R. Engels has served as a member of our board of directors since October 2007. Mr. Engels is a retired executive of 3M Corporation, having worked in various assignments at the company from 1968 to 2007, including 15 years in executive business management. While at 3M, Mr. Engels served as vice president for the 3M ESPE Dental Division from March 2001 to August 2007. Mr. Engels also served as managing director of 3M’s Mexico subsidiary and vice president/general manager of the Medical Device Division. The majority of Mr. Engels’ career was spent in various R&D, manufacturing and business management assignments spanning a wide range of medical supply, medical device and dental businesses. Mr. Engels has held various board positions, including with Minnesota-based Medical Alley, the Mexico American Chamber of Commerce and the Dental Trade Alliance, and he is currently an active board member of the National Children’s Oral Health Foundation. Mr. Engels received a B.S. in mechanical engineering from the University of Minnesota Institute of Technology. Mr. Engels resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Daniel E. Even has served as a member of our board of directors since June 2012, and served as the Chairman of our board of directors from September 2015 to June 2021. Mr. Even is a retired executive of Sybron Dental Specialties, a large dental manufacturing company, having worked in various assignments at the company from 1978 to 2011. While at Sybron Dental Specialties, Mr. Even served as president from 2006 to 2011. Before being appointed to president, Mr. Even served in various roles of increasing responsibility. Mr. Even serves and has previously served on the boards of directors of several privately held companies, including Mavrik Dental Systems since January 2020 and Perimetrics LLC from January 2013 to January 2020. Mr. Even received a B.S. in economics from the University of California, Davis, and received an M.B.A. in business from California State Polytechnic University, Pomona. Mr. Even resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Chau Q. Khuong has served as a member of our board of directors since July 2020. Mr. Khuong has served as a private equity partner at OrbiMed Advisors LLC, a venture capital and asset management firm, since 2003. Mr. Khuong currently serves as a director of several publicly traded life sciences companies, including Fusion Pharmaceuticals, Inc. since March 2019, Galecto, Inc. since October 2018, NextCure, Inc. since December 2015 and Synlogic, Inc. since February 2016. Mr. Khuong previously served as a director of BELLUS Health Inc. from December 2018 to May 2020, Aerpio Therapeutics Inc. from April 2014 to June 2020, Inspire Medical Systems, Inc. from April 2014 to October 2020, Nabriva Therapeutics plc (formerly Nabriva Therapeutics AG) from April 2015 to August 2017, Otonomy, Inc. from August 2013 to July 2016 and Pieris Pharmaceuticals, Inc. from July 2014 to November 2017. Mr. Khuong also serves and has served on the board of directors for several privately held companies. Mr. Khuong received a B.S. in molecular biology with concentration in biotechnology and a M.P.H. with concentration in infectious diseases from Yale University. Mr. Khuong resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Paul S. Madera has served on our board of directors since September 2014. Mr. Madera is Managing Director of Meritech Capital Partners, a position he has held since he co-founded the fund in 1999. Prior to co-founding Meritech, Mr. Madera was an investment banker with Montgomery Securities and Morgan Stanley, and he served in the US Air Force as an F-16 Instructor Pilot. Mr. Madera currently serves on the boards of directors of several privately held companies, including DataStax, Inc., Filevine, Inc., ForgeRock, Inc., Icertis, Inc., Kinetica DB Inc. and Yubico AB. He also serves on the boards of directors of the Air Force Academy Foundation and on the board of trustees of the Stanford Graduate School of Business. Mr. Madera received a B.S. from the US Air Force Academy, and an M.B.A. from The Stanford Graduate School of Business. We believe that Mr. Madera is qualified to serve on our board of directors due to his extensive experience as a venture capital investor and the member of the board of multiple technology companies.

Carolyn Beaver joined our board of directors upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Beaver has served as a director and member of the audit committee of MaxLinear, Inc. since December 2018 and as the chair of its audit committee since February 2021, and as a director and chair of the audit committee and member of the compensation and nominating and governance committees of MediciNova, Inc. since October 2020. Ms. Beaver served as a director of Organovo Holdings, Inc. from February 2019 to September 2020, where she chaired the audit committee and was a member of the nominating and corporate governance committee from September 2019 to September 2020. Ms. Beaver was a director of Commerce National Bank, Newport Beach, California, chair of its audit committee and a member of its asset/liability committee from 2005 until the bank was acquired in 2013. Ms. Beaver previously held several positions at Sequenom Inc., a life sciences testing company, including Chief Financial Officer and Senior Vice President from March 2015 to October 2016, Chief Financial Officer from June 2014 to March 2015, and Vice President and Chief Accounting Officer from June 2012 to June 2014. In addition, Ms. Beaver previously served as Corporate Vice President and Controller of Beckman Coulter, Inc., a biomedical laboratory instrument and test company, from August 2005 until June 2012, and was named Chief Accounting Officer in October 2005, a position she held until July 2011, following the acquisition of Beckman Coulter, Inc. by Danaher Corporation. She also served as interim Chief Financial Officer of Beckman Coulter from July 2006 through October 2006. Ms. Beaver served as an audit partner with KPMG LLP from 1987 to 2002. Ms. Beaver received a B.S. in business administration from California State Polytechnic University, Pomona. We believe Ms. Beaver’s extensive financial and accounting experience, as well as her role as a member of the board for multiple healthcare technology companies qualify her to serve on our board of directors.

Sadie M. Stern joined our board of directors upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Stern has served as Executive Vice President and Chief Human Resources Officer at DexCom, Inc. since September 2020. From October 2017 to September 2020, Ms. Stern was employed by 3D Systems Corporation, most recently as Executive Vice President, People and Culture. From January 2012 until October 2017, Ms. Stern served as Senior Director, Human Resources of Qualcomm Inc. Ms. Stern previously worked at LG Electronics and The Walt Disney Company. Ms. Stern received a B.A. in English from San Diego State University and an M.A. in higher education from the University of Denver. We believe Ms. Stern’s extensive experience in human resources and leadership qualify her to serve on our board of directors.

Karen K. McGinnis, C.P.A. joined our board of directors upon the effectiveness of the registration statement of which this prospectus is a part. Ms. McGinnis has served as director of Alphatec Holdings, Inc. since June 2019, of Absci Corp since August 2020 and of Biosplice Therapeutics, Inc. since March 2021. From November 2017 to April 2021, Ms. McGinnis served as Vice President and Chief Accounting Officer of Illumina, Inc. Ms. McGinnis previously served as the Chief Executive Officer and President of Mad Catz Interactive Inc. from February 2016 to March 2017 and as Chief Financial Officer from June 2013 to February 2016. Ms. McGinnis previously served as Chief Accounting Officer of Cymer, Inc. from November 2009 to June 2013. Prior to this, Ms. McGinnis served in a variety of roles at Insight Enterprises, Inc., including as Chief Accounting Officer from September 2006 to March 2009. From 1997 to 2000, Ms. McGinnis served as the Chief Financial Officer of Horizon. Prior to Horizon, Ms. McGinnis was employed by KPMG LLP from 1989 to 1997 and served as its Senior Assurance Manager. Ms. McGinnis is a Certified Public Accountant and received a bachelor’s degree in accounting from the University of Oklahoma. We believe Ms. McGinnis’ extensive executive, accounting and financial expertise qualify her to serve on our board of directors.

Family Relationships

Olav Bergheim is the father of Bjarne Bergheim. There are no other family relationships among any of our directors, director nominees or executive officers.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of the board of directors. Our board of directors will initially consist of eight directors.

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Paul Madera and Cory Eaves, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Bjarne Bergheim, Karen McGinnis and Olav Bergheim, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Anthony P. Bihl III, Carolyn Beaver and Sadie Stern, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Director Independence

Our common stock has been approved for listing on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under these rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Carolyn Beaver, Sadie Stern, Karen McGinnis, Cory Eaves, Anthony P. Bihl III and Paul Madera are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange, representing six of our eight directors. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Audit Committee. Our audit committee consists of Carolyn Beaver, as chair and Paul Madera and Karen McGinnis. Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement. Carolyn Beaver qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee. Our compensation committee consists of Anthony P. Bihl III, as chair and Karen McGinnis and Sadie Stern. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize our Company to enter into employment and other employee related agreements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Cory Eaves, as chair and Sadie Stern. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Ethics

We have adopted a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. Our code of ethics is available on the investor section of our website. Our code of ethics will be a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:

•	Bjarne Bergheim, Chief Executive Officer;

•	Andrew Kirkpatrick, Chief Operating Officer; and

•	Mehrzad Khakpour, Ph.D., Chief Technology Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)

Bjarne Bergheim	2020	388,107	—		909,982	150,413	2,316	(3)	1,450,818
Chief Executive Officer

Andrew Kirkpatrick	2020	338,358	65,000	(4)	935,313	129,304	58,009	(5)	1,525,984
Chief Operating Officer

Mehrzad Khakpour	2020	291,702	—		705,768	84,350	1,802	(6)	1,083,622
Chief Technology Officer

(1)	Amounts represent salary earned by the named executive officers in 2020. Each named executive officer took a voluntary 20% reduction in his base salary from April 5, 2020 through April 30, 2020.
(2)

Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to named executive officers in Note 6 to the consolidated financial statements included in this prospectus.

(3)	Amount represents employer matching contributions under our 401(k) plan ($984), and Mr. Bergheim’s cell phone allowance ($1,332).
(4)	Amount represents a relocation bonus paid to Mr. Kirkpatrick in connection with his commencement of employment as our Chief Operating Officer as of January 8, 2020.
(5)

Amount represents employer matching contributions under our 401(k) plan ($583), Mr. Kirkpatrick’s cell phone allowance ($589), and a tax gross-up payment made to Mr. Kirkpatrick during 2020 for taxes incurred with respect to his relocation bonus ($56,837).

(6)	Amount represents employer matching contributions under our 401(k) plan ($602), and Dr. Khakpour’s cell phone allowance ($1,200).

Narrative to Summary Compensation Table

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

In 2020, Mr. Bergheim was entitled to receive $393,750 annually, Mr. Kirkpatrick was entitled to receive $350,000 annually, and Dr. Khakpour was entitled to receive $310,000 annually. Each named executive officer took a voluntary 20% reduction in his base salary from April 5, 2020 through April 30, 2020. Dr. Khakpour’s base 2020 base salary was increased from $288,750, effective September 1, 2020, in connection with his promotion to Chief Technology Officer.

The 2021 base salaries for Messrs. Bergheim, Kirkpatrick and Khakpour are $409,500, $364,000 and $322,400, respectively.

The base salaries of Messrs. Bergheim, Kirkpatrick and Khakpour were adjusted in connection with this offering. See “IPO-Related Changes in Executive Compensation” below for additional information.

2020 Bonuses

The named executive officers were eligible to earn a cash incentive bonus based upon the achievement of pre-determined performance goals of the Company for 2020, including goals related to revenue, cash flow and milestone project completion (each weighted equally). For 2020, the target bonuses for Messrs. Bergheim, Kirkpatrick and Khakpour were 40%, 40% and 30%, respectively. Under the 2020 bonus program, participants were eligible to receive up to 100% of the participant’s target bonus opportunity.

We achieved above target for the revenue and cash flow goals, and below target for the milestone project completion goal. As a result, our board of directors approved bonus payouts under the 2020 bonus program equal to 95.5% of target. The actual annual cash bonuses awarded to each named executive officer for 2020 performance are set forth above in the 2020 Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

The target bonuses for Messrs. Bergheim, Kirkpatrick and Khakpour were adjusted in connection with this offering. See “IPO-Related Changes in Executive Compensation” below for additional information.

Equity Compensation

We have historically granted stock options to our employees, including our named executive officers, under our 2017 Stock Incentive Plan and our 2007 Stock Plan, which we refer to as the 2017 Plan and 2007 Plan, respectively. On March 17, 2020, we granted stock options under the 2017 Plan to each of our named executive officers with an exercise price at $7.01 per share, which was equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. The stock options granted to each of Messrs. Bergheim and Khakpour vest in 48 equal monthly installments following March 17, 2020, subject to the executive’s continued employment with us through each applicable vesting date. The stock option granted to Mr. Kirkpatrick vests as to 25% of the underlying shares on the first anniversary of January 8, 2020, and in equal monthly installments thereafter over the following three years, subject to the Mr. Kirkpatrick’s continued employment with us through each applicable vesting date. The stock options granted to our named executive officers have all been early-exercisable, meaning that the options may be exercised at any time following the date of grant, subject to the executive’s continued employment through the applicable date of exercise, in exchange for shares of restricted stock, which would remain subject to the same vesting conditions of the option. As of December 31, 2020, none of our named executive officers have early-exercised their options in exchange for shares of restricted stock.

The following table sets forth the number of shares subject to stock options granted to our named executive officers in during 2020.

Named Executive Officer	2020 Stock Options Granted
Bjarne Bergheim	200,208
Andrew Kirkpatrick	206,081
Mehrzad Khakpour	155,291

For additional information about stock options held by our named executive officers, please see the section titled “Outstanding Equity Awards at Fiscal Year-End” below.

In connection with this offering, we intend to adopt the 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates, and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Plan

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Under this plan, we may make discretionary matching contributions equal to a percentage of the participants’ contributions up to a specified amount. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical, dental, vision, life, short- and long-term disability insurance benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.

Tax Gross-Ups

We generally do not make gross-up payments to cover our named executive officers’ taxes that may pertain to any of the compensation or perquisites paid or provided by our company. However, in January 2020, we made a gross-up payment in the amount of $56,837 to Mr. Kirkpatrick to cover taxes arising from the relocation bonus that we paid to him in connection with his commencement of employment with us as our Chief Operating Officer. For more details regarding the tax gross-up, see the section entitled, “Executive Compensation Arrangements.”

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

Name	Grant Date	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Option Exercise Price ($)	Option Expiration Date
Bjarne Bergheim	12/18/2012	12/18/2012	(2)	21,917	1.00	12/17/2022
	5/28/2013	5/28/2013	(2)	95,342	1.10	5/27/2023
	2/14/2014	1/1/2014	(2)	26,438	1.10	2/13/2024
	9/8/2017	9/30/2014	(2)(3)	124,383	4.02	10/22/2024
	9/8/2017	6/6/2017	(3)(4)	56,506	4.02	6/5/2027
	9/8/2017	6/6/2017	(2)(3)	49,516	4.02	6/5/2027
	9/18/2018	9/18/2018	(5)	174,721	4.02	9/17/2028
	3/17/2020	3/17/2020	(5)	200,208	7.01	3/16/2030
Mehrzad Khakpour	5/28/2013	5/28/2013	(2)	13,144	1.10	5/27/2023
	9/8/2017	9/30/2014	(2)(3)	21,917	4.02	10/22/2024
	9/8/2017	6/6/2017	(3)(5)	19,084	4.02	6/5/2027
	9/18/2018	9/18/2018	(5)	32,876	4.02	9/17/2028
	3/17/2020	3/17/2020	(5)	155,291	7.01	3/16/2030
Andrew Kirkpatrick	3/17/2020	1/8/2020	(2)	206,081	7.01	3/16/2030

(1)

Amounts in this column represent options that are early-exercisable, meaning that they can be exercised before they vest subject to the same vesting provisions. The options in this column represent both vested and unvested options. For a description of the options, please see the section titled “Narratives to the Summary Compensation Table—Equity Compensation” above.

(2)

Represents options that vest as to 25% of the underlying shares on the first anniversary of the vesting commencement date and as to 1/36th of the underlying shares on each monthly anniversary thereafter, subject to the named executive officer’s continued employment through the applicable vesting date.

(3)

These options were repriced in September 2017 to reduce the exercise price per share for each option to $4.02. The grant date represents the date on which the repriced option was granted for accounting purposes.

(4)

Represents options that vest as to 25% of the underlying shares on each of the first four anniversaries following the vesting commencement date, subject to the named executive officer’s continued employment through the applicable vesting date.

(5)

Represents options that vest as to 1/48th of the underlying shares on each monthly anniversary following the vesting commencement date, subject to the named executive officer’s continued employment through the applicable vesting date.

Executive Compensation Arrangements

Bjarne Bergheim Offer Letter

Mr. Bergheim is employed pursuant to an employment offer letter entered into with us in connection with his hiring as our President and Chief Executive Officer as of July 1, 2012. Mr. Bergheim’s offer letter provides for an annual base salary and cash incentive bonus opportunity, eligibility to receive a grant of stock options, and participation in our standard benefit plans. Mr. Bergheim’s offer letter has no fixed term.

Pursuant to the terms of his offer letter, if Mr. Bergheim’s employment is terminated by us without cause, as determined by the Company, Mr. Bergheim will be entitled to receive twelve months’ continued salary payments, based on his base salary on the date of such termination.

Pursuant to the terms of his offer letter, Mr. Bergheim also entered into a separate agreement pursuant to which he is subject standard invention assignment and confidential information covenants.

Andrew Kirkpatrick Offer Letter

Mr. Kirkpatrick is employed pursuant to an employment offer letter entered into with us in connection with his hiring as our Chief Operating Officer, effective as of January 8, 2020. Mr. Kirkpatrick’s offer letter provides for an annual base salary and cash incentive bonus opportunity, eligibility to receive a grant of stock options, participation in our standard benefit plans, and a $65,000 relocation bonus with a gross-up to cover taxes arising from the relocation bonus. Mr. Kirkpatrick’s offer letter has no fixed term.

Pursuant to the terms of his offer letter, if Mr. Kirkpatrick’s employment is terminated by us without “cause” (as defined in the offer letter), Mr. Kirkpatrick will be entitled to receive six months’ continued salary payments, based on his base salary on the date of such termination.

Pursuant to the terms of his offer letter, Mr. Kirkpatrick also entered into a separate agreement pursuant to which he is subject standard invention assignment and confidential information covenants.

Mehrzad Khakpour Offer Letter and Executive Severance Agreement Letter

Dr. Khakpour is employed pursuant to an employment offer letter entered into with us in connection with his hiring as our Senior Director of Research, Technology and Innovation, effective as of September 24, 2014, which continued to govern his employment in 2020 as our Chief Technology Officer. Dr. Khakpour’s offer letter provides for an annual base salary and cash incentive bonus opportunity, eligibility to receive a grant of stock options, and participation in our standard benefit plans. Dr. Khakpour’s offer letter has no fixed term.

On April 7, 2021, we entered into an executive severance agreement letter with Dr. Khakpour pursuant to which Dr. Khakpour will be entitled to receive six months’ continued salary payments, based on his base salary on the date of such termination if Dr. Khakpour’s employment is terminated by us without “cause” (as defined in the executive severance agreement).

IPO-Related Changes in Executive Compensation

In connection with this offering, we have approved certain changes to the compensation arrangements of some of our non-employee directors and employees, including certain of our named executive officers. Each of these arrangements is described in more detail below.

Changes to Annual Base Salary

Our board of directors approved increases to Messrs. Bergheim’s, Kirkpatrick’s and Khakpour’s annual base salaries to $440,000, $375,000 and $375,000, respectively, effective as of the date of this offering.

Changes to Target Bonus

Our board of directors approved increases to Messrs. Bergheim’s, Kirkpatrick’s and Khakpour’s target bonuses to 75%, 55% and 55%, respectively, effective as of the date of this offering.

IPO-Related Equity Awards

Our board of directors approved the grant of equity awards to certain of our directors and employees pursuant to the 2021 Plan in connection with this offering. The equity awards that our directors will receive are further described under the section titled, “Post-IPO Director Compensation—Director IPO Grants” below.

The awards granted to our named executive officers are comprised of restricted stock units and stock options. The value (determined using a Black-Scholes option value) of the options granted to each of Messrs.

Bergheim, Kirkpatrick and Khakpour will be approximately $1,166,000, $471,000, and $688,800, respectively, and the dollar-denominated value of the restricted stock units granted to each of Messrs. Bergheim, Khakpour and Kirkpatrick will be approximately $1,166,000, $471,000, and $688,800, respectively.

The number of shares of our common stock subject to these awards will be determined based on the initial public offering price per share of our common stock in this offering. The following table presents the number of stock options and restricted stock units that each named executive officer will receive in connection with this offering.

Named Executive Officer	Value of Options or Restricted Stock Units Granted	Number of Shares
		Price Per Share - $12.00
Bjarne Bergheim	$1,166,000 (1)	139,701
Andy Kirkpatrick	$471,000 (1)	56,431
Mehrzad Khakpour	$688,800 (1)	82,526
Bjarne Bergheim	$1,166,000 (2)	97,166
Andy Kirkpatrick	$471,000 (2)	39,250
Mehrzad Khakpour	$688,800 (2)	57,400

(1)	Represents a stock option.
(2)	Represents a restricted stock unit award.

The equity awards granted to our named executive officers will vest and become exercisable or settleable, as applicable, in substantially equal quarterly installments over four years following the applicable vesting commencement date, in each case, subject to the executive’s continued service with us through the applicable vesting date.

The stock option grants became effective immediately following the determination of the initial public offering price per share of our common stock, and the restricted stock units awards will become effective on the completion of this offering. Each stock option will have a per share exercise price equal to that initial public offering price of $12.00 per share.

Executive Severance Plan

In connection with this offering, our board of directors has adopted the Executive Severance Plan, or the Severance Plan. The Severance Plan will be effective upon the completion of this offering, and will provide certain of our executives, including our named executive officers, eligibility to receive certain severance payments and benefits upon a qualifying termination with us.

In the event of a termination of the executive’s employment by us without “cause” or by the executive for “good reason” (each, as defined in the Severance Plan), the executive will be eligible to receive the following severance payments and benefits:

•

With respect to Mr. Bergheim: (i) 12 months of the executive’s annual base salary in effect immediately prior to the qualifying termination, paid in a single lump sum within 60 days following such termination, (ii) the executive’s target cash performance bonus for the year in which the termination occurs, pro-rated based on the date of the termination and paid in a single lump sum within 60 days following such termination, and (iii) company-subsidized COBRA premiums for up to 12 months.

•

With respect to Messrs. Kirkpatrick and Khakpour: (i) 6 months of the executive’s annual base salary in effect immediately prior to the qualifying termination, paid in a single lump sum within 60 days following such termination, and (ii) company-subsidized COBRA premiums for up to COBRA premiums for up to six months.

In the event of a termination of the executive’s employment without “cause” or by the executive for “good reason”, in either case during the one-year period beginning on the date of a change in control, the executive will be eligible to receive the following severance payments and benefits:

•

With respect to Mr. Bergheim: (i) 2.0 times the sum of the executive’s annual base salary and target cash performance bonus, in each case in effect immediately prior to termination, paid in a single lump sum within 60 days following such termination, (ii) accelerated vesting of 100% of the number of shares subject to each time-vesting equity-based award held by the executive, and (iii) company-subsidized COBRA premiums for up to COBRA premiums for up to the executive’s maximum COBRA period.

•

With respect to Messrs. Kirkpatrick and Khakpour: (i) the sum of 12 months of the executive’s annual base salary and 1.0 times the executive’s target cash performance bonus, in each case in effect immediately prior to termination, paid in a single lump sum within 60 days following such termination, (ii) accelerated vesting of 100% of the number of shares subject to each time-vesting equity-based award held by the executive, and (iii) company-subsidized COBRA premiums for up to COBRA premiums for up to 12 months.

All severance payments and benefits under the Severance Plan are subject to the executive’s execution and, to the extent applicable, non-revocation of a release of claims in favor of us at the time of the executive’s termination of employment, and the executive’s continued compliance with any applicable restrictive covenants. In addition, in the event that any payment under the Severance Plan, together with any other amounts paid to the executive by us, would subject such executive to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would produce a better net after-tax result for the executive.

Director Compensation

We have not historically maintained a formal non-employee director compensation program; however, we have made stock option grants to non-employee directors from time to time. In 2020, certain of our directors received stock option grants.

2020 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Thomas Engels	—	12,599	—	12,599
Dan Even	—	24,869	—	24,869
Anthony Bihl	—	63,955	—	63,955
Brooks Andrews	—	—	—	—
Olav Bergheim	—	—	—	—
Alex Crisses	—	—	—	—
Cory Eaves	—	—	—	—
Chau Khoung	—	—	—	—

(1)

Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in Note 6 to the consolidated financial statements included in this prospectus.

The stock options granted to Messrs. Engels and Even vest in twelve equal monthly installments following the date of grant, such that the options become fully vested and exercisable on the first anniversary following the date of grant, subject to the individual’s continued service on our board on each applicable vesting date. The stock option granted to Mr. Bihl on June 16, 2020 vest in twelve equal monthly installments following the date of grant, such that the options become fully vested and exercisable on the first anniversary following the date of grant, and the stock option granted September 22, 2020 vest as to 1/48th of the underlying shares on each monthly anniversary following the vesting commencement date, subject to Mr. Bihl’s continued service through the applicable vesting date. The stock options granted to our non-employee directors in 2020 were early-exercisable, meaning that the options may be exercised at any time following the date of grant, subject to the non-employee director’s continued service through the applicable date of exercise, in exchange for shares of restricted stock, which would remain subject to the same vesting conditions of the option. As of December 31, 2020, none of our non-employee directors have early-exercised their options in exchange for shares of restricted stock.

The table below shows the aggregate numbers of stock options held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020.

Name	Options Outstanding at Fiscal Year End
Thomas Engels	8,217
Anthony Bihl	13,697
Daniel Even	49,308

Post-IPO Director Compensation Program

Director IPO Grants

In connection with this offering, our board of directors approved the grant of equity awards pursuant to the 2021 Plan to our newly-appointed non-employee directors: Carolyn Beaver, Sadie Stern and Karen McGinnis. The stock option grants became effective immediately following the determination of our initial public offering price per share of our common stock, and each has a value (determined using a Black-Scholes option value) of $240,000, representing an aggregate of 28,755 shares of common stock based on the initial public offering price of $12.00 per share.

Each stock option will vest in substantially equal installments on each of the first three anniversaries of the applicable grant date, subject to continued service through the applicable vesting date. Each stock option will have a per share exercise price equal to that initial public offering price.

Post-IPO Director Compensation Program

In connection with this offering, our board of directors adopted and our stockholders approved a non-employee director compensation program, or the Director Compensation Program, which became effective in connection with the completion of this offering. The Director Compensation Program will provide for annual retainer fees and long-term equity awards for certain of our non-employee directors, referred to herein as Eligible Directors. The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•	Annual Retainer: $40,000

•	Chairperson: $35,000

•	Lead independent director: $15,000

•	Audit Committee Chair: $20,000

•	Audit Committee Member: $10,000

•	Compensation Committee Chair: $15,000

•	Compensation Committee Member: $7,000

•	Nominating and Governance Committee Chair: $10,000

•	Nominating and Governance Committee Member: $5,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

Initial Grant: Each Eligible Director who is initially elected or appointed to serve on the Board after the effective date of this offering automatically will be granted, on the date on which such Eligible Director is appointed or elected to serve on the Board, a stock option with a grant-date fair value of approximately $240,000. These initial grants will vest in substantially equal installments on each of the first three anniversaries of the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

•

Annual Grant: An Eligible Director who has been serving on our board of directors for at least six months as of the date of the annual meeting of the Company’s stockholders each calendar year (beginning with calendar year 2022) and who continues to serve on our board through the date of such annual meeting will be granted, on such annual meeting date, a stock option with a grant-date fair value of approximately $60,000 and an RSU award with a value of approximately $60,000. Each annual grant will vest in full on the earlier to occur of (i) the first anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date

Stock options granted under the Director Compensation Program will have an exercise price equal to the fair market value our common stock on the date of grant and will expire not later than ten years after the date of grant.

In addition, each Initial Grant and Annual Grant will vest in full upon a change in control of the Company (as defined in the 2021 Plan) if the Eligible Director will not become a member of the board of the Company or the ultimate parent of the Company as of immediately following such change in control.

Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described in the section titled “Executive Compensation.”

Equity Incentive Plans

2021 Incentive Award Plan

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, are eligible to receive awards under the 2021 Plan. Following this offering, the 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of 3,416,410 shares of our common stock are available for issuance under awards granted pursuant to the 2021 Plan, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. Notwithstanding anything to the contrary in the 2021 Plan, no more than 20,000,000 shares of our common stock may be issued pursuant to the exercise of incentive stock options under the 2021 Plan.

The number of shares available for issuance will be increased by (i) the number of shares which are represented by awards outstanding under our 2007 Plan or 2017 Plan, or the Prior Plans, as of the effective date that expire, lapse or are terminated, exchanged or settled in cash, surrendered, repurchased, cancelled without having been fully experienced or forfeited following the effective date of the 2021 Plan, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors.

If an award under the 2021 Plan or any Prior Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2021 Plan or any Prior Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2021 Plan or any Prior Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The 2021 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2021 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $500,000, increased to $1,000,000 in the fiscal year of a non-employee director’s initial service as a non-employee director.

Awards. The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, RSUs, stock appreciation rights, or SARs, and other stock or cash awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock may be granted under the 2021 Plan. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of our common stock; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; and (32) human capital management goals or environmental, social and governance goals, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw- back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2021 Plan or the date on which our board of directors adopted the 2021 Plan.

2021 Employee Stock Purchase Plan

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Employee Stock Purchase Plan, or ESPP. The material terms of the ESPP are summarized below.

Shares Available; Administration. We expect a total of 525,600 shares of our common stock to be initially reserved for issuance under our ESPP. In addition, we expect that the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of: (i) 1% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors. In no event will more than 10,000,000 shares of our common stock be available for issuance under the ESPP.

Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee will be the administrator of the ESPP.

Eligibility. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering. We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP will permit participants to purchase our common stock through payroll deductions of up to 15% of their eligible compensation, unless otherwise determined by the plan administrator, which will include a participant’s gross base compensation for services to us, including overtime payments, periodic bonuses, and sales commissions, and excluding one-time bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2021 Plan.

Plan Amendment; Termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

2017 Stock Incentive Plan

Our board of directors adopted the 2017 Plan on June 6, 2017 and amended the 2017 Plan on September 8, 2017. Under the 2017 Plan, we may grant stock options and restricted stock awards to employees, directors and consultants of our company or its affiliates. We have reserved a total of 2,294,383 shares of our common stock for issuance under the 2017 Plan, plus any shares of our common stock issuable pursuant to stock options or similar awards under our 2007 Stock Plan at the time that our 2017 Plan was adopted.

Following the effectiveness of the 2021 Plan, we will not make any further grants under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards granted under it.

Eligibility and Administration.

Our employees, consultants and directors are eligible to receive awards under the 2017 Plan. Our compensation committee will administer the 2017 Plan unless our board of directors assumes authority for administration. Subject to the express terms and conditions of the 2017 Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, alter and/or rescind rules, guidance and practices for the administration of the 2017 Plan. The plan administrator also sets the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions.

Awards.

The 2017 Plan provides for the grant of stock options (including NSOs and ISOs) and restricted stock. As of the date of this prospectus, only awards of stock options are outstanding under the 2017 Plan.

Change in Control.

The plan administrator has broad discretion to adjust the provisions of the 2017 Plan and the terms and conditions of existing and future awards, including with respect to aggregate number and kind of shares subject to the 2017 Plan and awards granted pursuant to the 2017 Plan and the purchase or exercise price of awards granted pursuant to the 2017 Plan, to prevent substantial dilution or enlargement of the rights of participants under the 2017 Plan in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control, provided that upon the occurrence of certain acquisitions, participants may be entitled to receive twenty days to exercise outstanding vested awards prior to termination.

Amendment and Termination

Our board of directors or compensation committee (to the extent permitted by law) may terminate, amend or modify the 2017 Plan at any time and from time to time, provided that if the compensation committee determines that the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may be adversely affected, the consent of such participant will be required. Furthermore, we must generally obtain stockholder approval to increase the number of shares available under the 2017 Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

2007 Stock Plan

We also maintain the 2007 Stock Plan, or the 2007 Plan, which terminated in accordance with its terms in 2017. Under the 2007 Plan, we granted stock options to employees, directors and consultants of our company or its affiliates.

Eligibility and Administration

Our employees, consultants and directors were eligible to receive awards under the 2007 Plan. Our compensation committee will administer the 2007 Plan unless our board of directors assumes authority for administration. Subject to the express terms and conditions of the 2007 Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, alter and/or rescind rules, guidance and practices for the administration of the 2007 Plan. The plan administrator also sets the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions.

Awards

The 2007 Plan provided for the grant of stock options (including NSOs and ISOs) and restricted stock. As of the date of this prospectus, only awards of stock options are outstanding under the 2007 Plan.

Change in Control

The plan administrator has broad discretion to adjust the provisions of the 2007 Plan and the terms and conditions of existing awards, including with respect to aggregate number and kind of shares subject to the 2007 Plan and awards granted pursuant to the 2007 Plan and the purchase or exercise price of awards granted pursuant to the 2007 Plan, to prevent substantial dilution or enlargement of the rights of participants under the 2007 Plan in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control, provided that upon the occurrence of certain acquisitions, participants may be entitled to receive twenty days to exercise outstanding vested awards prior to termination.

Amendment

Our board of directors or compensation committee (to the extent permitted by law) may amend or modify the 2007 Plan at any time and from time to time, provided that if the compensation committee determines that the rights of a participant with respect to awards granted prior to such amendment, may be adversely affected, the consent of such participant will be required.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2021, and as adjusted to reflect the sale of common stock offered by us in this offering, by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after August 31, 2021. More than one person may be deemed to be a beneficial owner of the same securities.

The percentage of beneficial ownership prior to this offering is based on 18,515,325 shares of our common stock outstanding as of August 31, 2021, after giving effect to the Preferred Stock Conversion and Forward Settlement. The percentage of beneficial ownership after this offering is based on 26,315,325 shares of our common stock outstanding after giving effect to the sale by us of the shares of our common stock offered hereby. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of August 31, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The table below excludes any shares of our common stock that may be purchased in this offering pursuant to the reserved share program. If any shares are purchased by these persons or entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the table below. See “Underwriting — Reserved Shares.”

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Sonendo, Inc., 26061 Merit Circle, Suite 102, Laguna Hills, California 92653.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Total Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholders
Entities affiliated with General Atlantic(1)	3,267,746	17.7%	12.4%
Entities affiliated with OrbiMed(2)	1,968,180	10.6%	7.5%
Entities affiliated with Meritech Capital(3)	1,468,977	7.9%	5.6%
Entities affiliated with EW Healthcare(4)	1,992,526	10.8%	7.6%
CVF, LLC(5)	1,087,546	5.9%	4.1%
Named Executive Officers, Directors and Director Nominees
Bjarne Bergheim(6)	939,732	4.7%	3.3%
Mehrzad Khakpour, PhD(7)	196,152	1.1%	0.8%
Andrew Kirkpatrick(8)	109,694	0.6%	0.4%
W. Brooks Andrews	—	—	—
Olav Bergheim(9)	2,764,181	14.9%	10.5%
Anthony P. Bihl III	9,165	0.1%	0.0%
Alex C. Crisses	—	—	—
Cory A. Eaves	—	—	—
Thomas R. Engels	40,856	0.2%	0.2%
Daniel E. Even	73,734	0.4%	0.3%
Chau Q. Khuong	—	—	—
Paul S. Madera(10)	—	—	—
Carolyn Beaver	—	—	—
Sadie M. Stern	—	—	—
Karen K. McGinnis	—	—	—
All Executive Officers and Directors as a Group (16 individuals)(11)	4,170,209	22.5%	15.9%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Shares held by General Atlantic (SOI), L.P. (“GA SOI”). Each of General Atlantic Partners 100, L.P. (“GAP 100”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”, and collectively with GAP 100, GAP Bermuda EU, GAPCO III, GAPCO IV and GAPCO V, the “GA Funds”) share beneficial ownership of the shares held by GA SOI. The general partner of GA SOI is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAP 100 is ultimately controlled by General Atlantic, L.P. (“GA LP”), which is controlled by the Management Committee of GASC MGP, LLC (the “Management Committee”). The general partner of GAP Bermuda EU is ultimately controlled by GAP (Bermuda) L.P. (“GAP Bermuda”), which is also controlled by the Management Committee. GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. There are nine members of the Management Committee. GA SOI, GA LP, GAP Bermuda, GA SPV and the GA Funds (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The mailing address of the foregoing General Atlantic entities, other than GAP Bermuda EU and GAP Bermuda, is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The mailing address of GAP Bermuda EU and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Each of the members of the Management Committee disclaims ownership of the shares except to the extent that they have a pecuniary interest therein.

(2)

Shares held by OrbiMed Private Investments IV, LP, or OPI IV. OrbiMed Capital GP IV LLC, or OrbiMed GP IV, is the general partner of OPI IV and OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of OrbiMed GP IV. By virtue of such relationships, OrbiMed GP IV and OrbiMed Advisors may be deemed to have voting power and investment power over the securities held by OPI IV and as a result, may be deemed to have beneficial ownership over such securities. Chau Q. Khuong, a member of our board of directors, is a Private Equity Partner at OrbiMed Advisors. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI IV. The business address for the OrbiMed entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York 10022.
(3)

Consists of (i) 1,433,575 shares held by Meritech Capital Partners IV, L.P., or MCP IV, and (ii) 35,402 shares held by Meritech Capital Affiliates IV, L.P., or MCA IV LP. The general partner of MCP IV and MCA IV LP is Meritech Capital Associates IV L.L.C., or MCA IV LLC. Paul Madera, a member of our board of directors, Michael Gordon, Robert Ward, Craig Sherman and George Bischof are the managing members of MCA IV LLC and share voting and dispositive power; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Meritech Capital Partners, 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(4)

Consists of (i) 810,236 shares held by EW Healthcare Partners Fund 2, LP, or EWH 2, and (ii) 1,182,290 shares held by EW Healthcare Partners Fund 2-A, LP, or EWH 2A. The general partner of EWH 2 and EWH 2-A is EW Healthcare Partners Fund 2-GP, LP., whose general partner is EW Healthcare Partners Fund 2-UGP, LLC, or EWH 2-UGP. This EWH 2-UGP holds sole voting and dispositive power over the shares held by each of these entities. The managers of EWH 2-UGP are Martin P. Sutter, Ron Eastman, Scott Bany and Petri Vainio and may exercise voting and investment control over the shares held by these entities only by majority action of the managers. Each individual manager and the EW Healthcare entities disclaims beneficial ownership of the shares held by such entities except to the extent of his, her or its respective pecuniary interest therein. The address for the EW Healthcare entities is c/o EW Healthcare, 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(5)

Richard H. Robb, manager of CVF, LLC, exercises voting and investment power with respect to the shares held by CVF, LLC. The address of CVF, LLC is 222 N. LaSalle Street, Suite 2000, Chicago, IL 60601.

(6)	Includes 688,775 shares of common stock underlying options exercisable within 60 days of August 31, 2021.
(7)	Includes 171,495 shares of common stock underlying options exercisable within 60 days of August 31, 2021.
(8)	Includes 109,694 shares of common stock underlying options exercisable within 60 days of August 31, 2021.
(9)

Consists of (i) 1,090,752 shares held by Fjordinvest LLC, (ii) 393,473 shares held by Fjordinvest (Cayman) Ltd., (iii) 286,673 shares held by Fjordinvest (Cayman) II Ltd., (iv) 131,302 shares held by Micro LLC, (v) 24,906 shares held by PENSCO Trust Company Custodian FBO Olav Bergheim IRA (vi) 66,464 shares held by Fjord Ventures LLC, and (vii) 691,628 shares held by Fjord Capital Partners I, LP. The general partner of Fjord Capital Partners I, LP is Fjord Venture Partners I, LLC. Olav Bergheim is the manager of Fjord Venture Partners I, LLC and Fjordinvest LLC, the president of Fjord Ventures LLC and Micro LLC, and the chief executive officer of Fjordinvest (Cayman) Ltd. and of Fjord Venture Partners I, LLC and Fjordinvest (Cayman) II Ltd. As a result, Mr. Bergheim may be deemed to share beneficial ownership of the shares of our common stock held of record by these entities, but Mr. Bergheim disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(10)

Mr. Madera disclaims beneficial ownership of the shares held by MCP IV, MCA IV LP and MCA IV as described in Note (4) above, except to the extent of his pecuniary interest therein. The address for Mr. Madera is c/o Meritech Capital Partners, 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(11)	Includes 1,145,715 shares of common stock underlying options exercisable within 60 days of August 31, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a participant since January 1, 2018 in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors, director nominees or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Series E Preferred Stock Financing

In November 2018, June 2019 and December 2019, we completed the sale of an aggregate 6,311,328 shares of our Series E convertible preferred stock at a purchase price of $20.08 per share for an aggregate purchase price of approximately $126.7 million. Each share of our Series E convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with our amended and restated certificate of incorporation currently in effect.

The following table summarizes the Series E convertible preferred stock purchased by holders of more than 5% of our capital stock, our board of directors and any entities affiliated with our executive officers or a member of our board of directors.

	Initial Closing		Second Closing		Third Closing
Participants(1)	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price	Total Shares Purchased	Aggregate Purchase Price
		(in thousands)		(in thousands)		(in thousands)		(in thousands)
OrbiMed Private Investments IV, LP	58,635	$1,177	39,872	$800	99,626	$2,000	198,133	$3,978
General Atlantic (SOI), L.P.	498,132	$10,000	677,459	$13,600	99,626	$2,000	1,275,217	$25,600
Entities affiliated with Meritech Capital	49,813	$1,000	33,872	$680	99,626	$2,000	183,311	$3,680
CVF, LLC	115,710	$2,323	78,683	$1,580	99,626	$2,000	294,019	$5,903
Entities affiliated with EW Healthcare	—	—	—	—	1,992,527	$40,000	1,992,527	$40,000
Olav Bergheim	24,906	$500	—	—	—	—	24,906	$500

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

Third Amended and Restated Investors’ Rights Agreement

We are party to a third amended and restated investors’ rights agreement with certain holders of our convertible preferred stock and common stock, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors. The third amended and restated investors’ rights agreement grants rights to certain holders, including certain registration rights with respect to the registrable securities held by them, and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. See “Description of Capital Stock—Registration Rights” for additional information.

As a result of this offering, most of the covenants and restrictions set forth in the third amended and restated investors’ rights agreement that apply to us will terminate. The provisions relating registration rights included in the third amended and restated investors’ rights agreement will not terminate as a result of this offering.

Fifth Amended and Restated Voting Agreement

We are party to a fifth amended and restated voting agreement with certain holders of our convertible preferred stock and common stock, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors. Pursuant to the fifth amended and restated voting agreement, these holders have agreed to vote in a certain way on certain matters, including with respect to the election of directors.

As a result of this offering, the fifth amended and restated voting agreement will terminate and none of our stockholders will have any continuing voting rights, including special rights regarding the election or designation of members of our board of directors, following this offering.

Second Amended and Restated Right of First Refusal and Co-Sale Agreement

We are party to a second amended and restated right of first refusal and co-sale agreement with certain holders of our convertible preferred stock and common stock, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors. Pursuant to the second amended and restated right of first refusal and co-sale agreement, we have a right of first refusal and certain holders of our preferred stock that are party to the second amended and restated first refusal and co-sale agreement have a right of first refusal and a co-sale right.

The second amended and restated first refusal and co-sale agreement does not apply to this offering and will terminate in connection with the completion of this offering.

Other Commercial Relationships

On April 1, 2010, we entered into a Facilities and Services Agreement (as amended, the Fjord Facilities and Services Agreement) with Fjord Ventures, LLC, or Fjord, pursuant to which Fjord agreed to provide certain administrative services, including CFO services, accounting services, administrative support, IT services and office space and supplies, to us in exchange for a monthly fee. The Fjord Facilities and Services Agreement was subsequently amended to extend the term, adjust the services provided and adjust the monthly fee on December 15, 2011, September 1, 2012, March 31, 2017, July 1, 2019 and January 1, 2021. For each of the years ended December 31, 2019 and 2020, we paid Fjord $0.2 million pursuant to the Fjord Facilities and Services Agreement. For the six months ended June 30, 2020 and 2021, we paid Fjord $0.1 million and $0.04 million, respectively, pursuant to the Fjord Facilities and Services Agreement.

On June 24, 2021, the parties terminated the Fjord Facilities and Services Agreement, effective June 30, 2021. As a result of such termination, Fjord no longer provides any administrative services to us.

Olav Bergheim, a current member of our board, is the founder and president of Fjord.

Indemnification Agreements

Our amended and restated bylaws, as will be in effect following this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain exceptions contained in our amended and restated bylaws. In addition, our amended and restated certificate of incorporation, as will be in effect following this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. See “Underwriting — Reserved Shares.”

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the New York Stock Exchange. Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “outside” director, as applicable, under the rules and regulations of the SEC, the New York Stock Exchange and the Code.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 510,000,000 shares, all with a par value of $0.001 per share, of which:

•	500,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

Common Stock

As of June 30, 2021, after giving effect to (i) the Preferred Stock Conversion and (ii) Forward Settlement, there were 18,480,075 shares of our common stock outstanding, held by approximately 191 shareholders of record.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our common stock is not subject to sinking fund provisions. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of June 30, 2021, there were 17,031,887 shares of our convertible preferred stock outstanding. In connection with this offering, all outstanding shares of our convertible preferred stock will convert into 17,031,887 shares of our common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of June 30, 2021, we had outstanding warrants to purchase 180,819 shares of our convertible preferred stock, with a weighted-average exercise price of $18.01 per share. In August 2021, we issued a warrant to purchase 150,684 shares of our Series E convertible preferred stock, with an exercise price of $20.08 per share, in connection with the signing of the New Credit Agreement. In connection with this offering, these warrants will convert into warrants to purchase 331,503 shares of our common stock, with a weighted average exercise price of $18.95 per share.

The warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the shares at the time of exercise of the warrant after deduction of the aggregate exercise price.

Options

As of June 30, 2021, 2,436,690 options were outstanding under the 2017 Plan and 2007 Plan, of which 1,352,012 were vested as of such date.

Registration Rights

Our third amended and restated investors’ rights agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issued upon the conversion of shares of our convertible preferred stock and (ii) any shares of our common stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above described securities. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the third amended and restated investors’ rights agreement, we will pay expenses relating to such registrations and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The third amended and restated investors’ rights agreement also includes customary indemnification and procedural terms.

The registration rights will expire on the fifth anniversary of this offering or, with respect to each stockholder following the completion of this offering, at such time as such stockholder can sell all of its registrable securities pursuant to Rule 144 of the Securities Act without any limitations as to volume or manner of sale.

Following the completion of this offering, the holders of an aggregate of 14,706,529 shares of our common stock, representing approximately 56% of our outstanding shares of common stock after the offering, will be entitled to the registration rights pursuant to the third amended and restated investors’ rights agreement.

Certain stockholders who are party to third amended and restated investors’ rights agreement have waived their registration rights and the registration rights of the other stockholders who are party to the third amended and restated investors’ rights agreement, in each case, with respect to this offering.

Demand Registration Rights

The third amended and restated investors’ rights agreement provides that, at any time beginning six months after the pricing of this offering, holders of not less than a majority of the registrable securities then outstanding may request that we prepare, file and maintain a registration statement to register their registrable securities if the aggregate offering price to the public would exceed $10.0 million. Following such a request, we will promptly notify other holders with such rights as to the requested registration and, as soon as practicable, but in any event no more than 60 days, use our reasonable best efforts to effect such registration. We will no longer be obligated to take any action to effect any registration once we have effected three registrations and such registrations have been declared effective. In addition, if we determine that it would be seriously detrimental to us to effect a requested registration, we may postpone such registration, not more than once in any 12-month period, for a period of up to 60 days.

In addition, once we are eligible to use a registration statement on Form S-3, the stockholders party to the third amended and restated investors’ rights agreement may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price would exceed $1.0 million.

The foregoing demand registration rights are subject to a number of additional exceptions and limitations.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the third amended and restated investors’ rights agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a registration relating solely to the employee benefits plans, the stockholders party to the third amended and restated investors’ rights agreement will be entitled to notice of the registration and will have the right to include their registrable securities in the registration, subject to certain limitations.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the closing of this offering, will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.

Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or as to which the Delaware General Corporation Law of the State of Delaware confers jurisdiction to the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a future court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Stock Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SONX.”

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, substantially all of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, based on the number of shares of our common stock outstanding on June 30, 2021 and after giving effect to the Preferred Stock Conversion and Forward Conversion, we will have outstanding a total of 26,280,075 shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional 18,480,075 shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we and our executive officers and directors and our other existing security holders have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Goldman Sachs & Co. LLC and Piper Sandler & Co., subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 262,801 million shares immediately after consummation of this offering (or 274,501 shares if the underwriters exercise their option to purchase additional shares in full); or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2021 Plan and ESPP and pursuant to all outstanding option grants made prior to this offering under the 2017 Plan and 2007 Plan. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Third Amended and Restated Investors’ Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE

APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc., Goldman Sachs & Co. LLC and Piper Sandler & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	2,730,000
Goldman Sachs & Co. LLC	2,340,000
Piper Sandler & Co.	1,482,000
Stifel, Nicolaus & Company, Incorporated	1,248,000

Total	7,800,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.504 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$12.00	$93,600,000	$107,640,000
Underwriting discounts and commissions	$0.84	$6,552,000	$7,534,800
Proceeds, before expenses, to us	$11.16	$87,048,000	$100,105,200

The expenses of the offering, not including the underwriting discount, are estimated at $3.1 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $50,000.

We have also agreed to reimburse the underwriters for certain fees and expenses in connection with the reserved share program described below, including the fees and disbursements of counsel to the underwriters in an amount up to $20,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,170,000 additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Goldman Sachs & Co. LLC and Piper Sandler & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock,

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. BofA Securities, Inc., Goldman Sachs & Co. LLC and Piper Sandler & Co. in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SONX.”

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the company and will not be responsible to anyone other than the company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Issuer or any representatives to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

In connection with the offering, BofA Securities, Inc., Goldman Sachs & Co. LLC, Piper Sandler & Co. and Stifel, Nicolaus & Company, Incorporated are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We became subject to the information and periodic and current reporting requirements of the Exchange Act upon the effectiveness of the registration statement, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Sonendo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sonendo, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Codification (ASC) Topic 842, Leases.

Sonendo, Inc.’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and negative cash flows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Irvine, California

August 11, 2021

except for the retroactive effect of the 1-for-1.825 reverse stock split as described in the third paragraph of Note 14, as to which the date is

October 22, 2021

SONENDO, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$92,165	$51,722
Accounts receivable, net	2,641	1,934
Inventory	6,651	4,338
Prepaid expenses and other current assets	1,057	901

Total current assets	102,514	58,895
Property and equipment, net	4,441	3,153
Operating lease right-of-use assets	1,182	3,308
Intangible assets, net	2,739	2,208
Goodwill	8,454	8,454
Other assets	123	123

Total assets	$119,453	$76,141

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,299	$1,930
Accrued expenses	2,281	3,247
Accrued compensation	2,345	3,714
Operating lease liabilities	616	802
Term loan	27,546	28,352
Other current liabilities	4,348	2,756

Total current liabilities	39,435	40,801
Warrant liabilities	2,260	1,914
Operating lease liabilities, net of current	504	2,449
Forward obligation	2,500	2,750
Other liabilities	2,326	776

Total liabilities	47,025	48,690
Commitments and contingencies (Note 8)
Convertible preferred stock, par value $0.0001; 17,528,207 shares authorized as of December 31, 2019 and 2020; 17,031,887 shares issued and outstanding as of December 31, 2019 and 2020; aggregate liquidation preference of $282,198 as of December 31, 2019 and 2020	281,342	281,342
Stockholders’ deficit:
Common stock, par value $0.001; 21,643,836 shares authorized; 1,235,504 and 1,247,024 shares issued as of December 31, 2019 and 2020, respectively; 1,188,815 and 1,200,335 shares outstanding as of December 31, 2019 and 2020, respectively	2	2
Additional paid-in capital	8,015	9,703
Accumulated deficit	(216,880)	(263,545)

	(208,863)	(253,840)
Less: Treasury stock	(51)	(51)

Total stockholders’ deficit	(208,914)	(253,891)

Total liabilities, convertible preferred stock and stockholders’ deficit	$119,453	$76,141

The accompanying notes are an integral part of these consolidated financial statements.

SONENDO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Year Ended December 31,
	2019	2020
Product revenue	$29,156	$17,338
Software revenue	5,575	6,013

Total revenue	34,731	23,351
Cost of sales	25,662	19,466

Gross profit	9,069	3,885
Operating expenses:
Selling, general and administrative	35,560	26,695
Research and development	18,967	20,461
Change in fair value of contingent earnout	620	(473)

Total operating expenses	55,147	46,683

Loss from operations	(46,078)	(42,798)
Other income (expense), net:
Interest and financing costs, net	(2,842)	(3,961)
Change in fair value of warrant liabilities	225	346
Change in fair value of forward obligation	(600)	(250)

Loss before income tax benefit	(49,295)	(46,663)
Income tax expense	(2)	(2)

Net loss and comprehensive loss	$(49,297)	$(46,665)

Net loss per share attributable to common stock – basic and diluted	$(42.48)	$(39.02)

Weighted-average shares used in computing net loss per share attributable to common stock – basic and diluted	1,160,387	1,195,944

The accompanying notes are an integral part of these consolidated financial statements.

SONENDO, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	11,895,822	$179,265	1,132,018	$2	$(51)	$6,701	$(167,583)	$(160,931)
Series E preferred stock issued at $20.08 per share for cash, net of issuance costs of $190	5,065,987	101,510	—	—	—	—	—	—
Exercise of warrants	70,078	567	—	—	—	—	—	—
Exercise of stock options	—	—	56,797	—	—	187	—	187
Stock-based compensation	—	—	—	—	—	1,127	—	1,127
Net loss	—	—	—	—	—	—	(49,297)	(49,297)

Balance at December 31, 2019	17,031,887	281,342	1,188,815	2	(51)	8,015	(216,880)	(208,914)
Exercise of stock options	—	—	11,520	—	—	44	—	44
Stock-based compensation	—	—	—	—	—	1,644	—	1,644
Net loss	—	—	—	—	—	—	(46,665)	(46,665)

Balance at December 31, 2020	17,031,887	$281,342	1,200,335	$2	$(51)	$9,703	$(263,545)	$(253,891)

The accompanying notes are an integral part of these consolidated financial statements.

SONENDO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2020
Operating activities:
Net loss	$(49,297)	$(46,665)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,639	2,079
Amortization of intangible assets	531	531
Amortization of right-of-use lease assets	823	957
Stock-based compensation	1,127	1,644
Provision for excess and obsolete inventory	320	674
Change in fair value of warrant liabilities	(225)	(346)
Amortization of debt issuance costs	574	807
Loss on disposal of assets	86	57
Change in fair value of forward obligation	600	250
Change in fair value of contingent earnout	620	(473)
Provision for bad debt	178	8
Changes in operating assets and liabilities:
Accounts receivable, net	502	699
Inventory	(2,738)	1,705
Prepaid expenses and other assets	(181)	156
Accounts payable	184	(369)
Accrued expenses and other liabilities	(2,316)	(1,850)
Deferred revenue	(122)	222
Accrued compensation	(1,379)	1,370

Net cash used in operating activities	(49,074)	(38,544)

Investing activities:
Purchases of property and equipment	(3,695)	(916)

Net cash used in investing activities	(3,695)	(916)

Financing activities:
Proceeds from the issuance of preferred stock, net of issuance costs	101,510	—
Financing costs paid	(198)	—
Proceeds from exercise of common stock options	187	44
Proceeds from exercise of warrants	509	—
Borrowing on term loan	10,000	—
Payment of contingent consideration	—	(987)
Borrowing on Small Business Administration loan	—	5,138
Repayment on Small Business Administration loan	—	(5,138)
Principal repayments on finance lease	(32)	(40)

Net cash provided by (used in) financing activities	111,976	(983)
Net increase (decrease) in cash and cash equivalents	59,207	(40,443)

Cash and cash equivalents, beginning of year	32,958	92,165
Cash and cash equivalents, end of year	$92,165	$51,722

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Taxes	$8	$—
Interest	$2,628	$3,446
Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	$2,005	$3,082
Lease liabilities recorded for operating lease right-of-use assets	$(1,979)	$(3,082)
Fair value of warrants issued	$(823)	$—
Debt discount	$823	$—
Unpaid property and equipment purchases	$6	$—
Reclassification of warrant liabilities upon exercise of warrant	$55	$—

The accompanying notes are an integral part of these consolidated financial statements.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of Business

Sonendo, Inc. (“Sonendo” or the “Company”) was incorporated in June 2006 pursuant to the laws of the State of Delaware under the name Dentatek Corporation. In March 2011, the Company changed its name to Sonendo, Inc. The Company is a medical technology company that has developed and is commercializing the GentleWave System to treat tooth decay. The Company’s principal market is the United States. The Company’s products include the GentleWave System, which is cleared by the United States (“U.S.”) Food and Drug Administration (“FDA”) for sale in the U.S., along with the system’s sterilized, single-use procedure instruments. In addition, the Company offers practice management software to enable an integrated digital office for dental practitioners.

Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the accounts of Sonendo and its wholly-owned subsidiaries, Pipstek, LLC and TDO Software, Inc. (“TDO”). All significant inter-company balances and transactions among the consolidated entities have been eliminated in consolidation.

Liquidity and Management’s Plans

As of December 31, 2020, the Company had cash and cash equivalents of $51.7 million.

The Company has a limited operating history, and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced net losses and negative cash flows from operations since its inception and as of December 31, 2020 had an accumulated deficit of $263.5 million. During the year ended December 31, 2020, the Company incurred net losses of $46.7 million and used $38.5 million of cash and cash equivalents in operations. The Company will continue to incur significant costs and expenses related to its ongoing operations until it gains market acceptance of products and achieves a level of revenues adequate to support the Company’s operations.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Based on its current operating plan, the Company expects that its existing cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements 12 months from the date of issuance of the accompanying consolidated financial statements. This estimate is based on the Company’s current assumptions, including assumptions relating to its ability to manage its spend, that might prove to be wrong, and the Company could use available capital resources sooner than currently expected. The terms of the Company’s term loan contain financial covenants requiring minimum liquidity at all times. It is probable that the Company will not meet the minimum required liquidity covenant in the first quarter of 2022, which would result in an event of default under which the note holder could declare the outstanding principal balance of $30.0 million immediately payable in full. Moreover, regardless of a potential event of default, the Company’s term loan matures June 23, 2022. The Company intends to refinance and extend the term loan. However, no assurance can be made that an extension will be granted, or that the Company will be able to renegotiate the terms of the term loan.

The Company plans to continue to fund its losses from operations using its cash and cash equivalents as of December 31, 2020 and meet its capital funding needs through equity or debt financings. The Company continually assesses multiple options to obtain additional funding to support its operations, including through

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

financing activities in capital markets, or financing arrangements. If the Company raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing into which the Company enters may impose additional covenants that restrict operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity raise may contain terms that are not favorable to the Company or its stockholders. There can be no assurance that the Company will be able to obtain additional financing on acceptable terms, or at all. If the Company cannot generate sufficient revenues from the sale of its products or secure additional financing on acceptable terms, it may be forced to significantly alter its business strategy, substantially curtail its current operations, or cease operations altogether. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

Due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern for a year after the accompanying consolidated financial statements are issued. The consolidated financial statements and footnotes have been prepared on the basis that the Company will continue as a going concern, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the Company’s inability to continue as a going concern.

COVID-19

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all 50 states within the United States. The COVID-19 outbreak has negatively impacted and may continue to negatively impact the Company’s operations, revenue, and overall financial condition. In response to the pandemic, numerous state and local jurisdictions imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders, and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where the Company’s headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel, and business operations, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in closing of the Company’s headquarters, slowdowns and delays, travel restrictions, and cancellation of training and other events, among other effects, thereby negatively impacting the Company’s operations. Additionally, in the United States, governmental authorities have recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. Even after the “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 were significantly reduced in the second quarter of 2021, the Company continues to experience disruptions to its business, including customers continuing to be cautious in restarting procedures in light of the continued risk posed by the virus.

The Company continues to monitor the effects of this global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce and took actions to mitigate the negative impact on its business including among other things, a reduction in force in April 2020, temporary reductions in pay and furloughs of certain positions along with spending reduction programs. The cumulative effect of these disruptions have had, and may continue to have, an adverse impact on the Company’s business and its results of operations. The COVID-19 pandemic continues to evolve and its impact on the Company’s business will depend on several factors that are highly uncertain and unpredictable, including, the efficacy and adoption of vaccines, future resurgences of the virus and its variants, the speed at which government restrictions are lifted, hospitals and healthcare systems patient capacity, and the willingness and ability of patients to seek care and treatment due to safety concerns or financial hardship.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Given the continued uncertainty of the duration of the COVID-19 outbreak and the global responses to curb its spread, the Company is unable to estimate the impact that the COVID-19 outbreak will have on its results of operations, financial condition, or liquidity for fiscal year 2021.

Operating Segments

The Company operates two operating and reportable segments: Product and Software. Operating segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), for the purpose of allocating resources and assessing performance. Description of the activities within these segments is included in Note 12.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption and, therefore, for new or revised accounting standards applicable to public companies, the Company will be subject to an extended transition period until those standards would otherwise apply to private companies.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make informed estimates, judgements and assumptions that affect the reported amounts in the consolidated financial statements and disclosures in the accompanying notes, including estimates of probable losses and expenses, as of the date of the accompanying consolidated financial statements. Management considers many factors in selecting appropriate financial accounting policies and in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including the expected business and operational changes, the sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Actual results could differ materially from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements under different assumptions or conditions.

Cash Equivalents

The Company considers liquid investments with an original or remaining maturity of three months or less at the date of purchase that can be liquidated without prior notice or penalty to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company’s policy is to mitigate such potential risks by maintaining the Company’s cash balances with entities that management believes possess high credit quality to

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

limit the amount of credit exposure. Substantially all of the Company’s cash and cash equivalents are maintained at one financial institution domiciled in the United States. Cash and cash equivalents can exceed amounts insured by the Federal Deposit Insurance Corporation of up to $250,000. The Company has not experienced any losses in their accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents. The primary objectives of the Company’s investment portfolio are the preservation of capital and maintenance of liquidity.

The Company believes any concentration of credit risk in its accounts receivable is mitigated by its credit evaluation process, relatively short collection terms and the level of credit worthiness of its customers. No individual customer accounted for more than 10% of sales or accounts receivable in 2019 or 2020.

The Company sources materials and services through several vendors. Certain materials are sourced from a single vendor. The loss of certain vendors could result in a temporary disruption of the Company’s commercialization efforts.

The Company’s products require clearance from the FDA and foreign regulatory agencies before commercial sales can commence. There can be no assurance that the Company’s products in development will receive any of these required clearances. The denial or delay of such clearances may have a material adverse impact on the Company’s business in the future. In addition, after the clearance by the FDA, there is still an ongoing risk of adverse events that did not appear during the device clearance process.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technological innovations, clinical development risk, establishment of appropriate commercial partnerships, protection of proprietary technology, compliance with government and environmental regulations, uncertainty of market acceptance of its products, product liability and the need to obtain additional financing.

Accounts Receivable, Net

Accounts receivable pertain to contracts with customers who are granted credit by the Company in the ordinary course of business and are recorded at the invoiced amount. Accounts receivable do not bear interest. Accounts receivable presented on the consolidated balance sheets are adjusted for any write-offs and net of allowance for credit losses. The Company’s allowance for credit losses is developed by using relevant available information including historical collection and loss experience, current economic conditions, prevailing economic conditions, supportable forecasted economic conditions and evaluations of customer balances. Once a receivable is deemed uncollectible after collection efforts have been exhausted, it is written off against the allowance for doubtful accounts. The Company closely monitors the credit quality of its customers and does not generally require collateral or other security on receivables. The allowance for credit losses is measured on a collective basis when similar risk characteristics exist. The Company’s estimate of current expected credit losses was immaterial as of December 31, 2019 and 2020, respectively and there were immaterial write-offs.

Inventory

Inventory consists of finished products, work-in-process and raw materials and is valued at the lower of cost or net realizable value. Cost may include materials, labor and manufacturing overhead. Cost is determined by the first in first out inventory method. The carrying value of inventory is reviewed for potential impairment whenever indicators suggest that the cost of inventory exceeds the carrying value and management adjusts the inventory to its net realizable value. The Company also periodically evaluates inventory for estimated losses from excess quantities and obsolescence and writes down the cost of inventory to net realizable value at the time such determinations are made. Net realizable value is determined using the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. The Company records depreciation over the estimated useful lives of the assets, typically three to five years, using the straight-line method, and amortizes leasehold improvements using a straight-line method over the shorter of the estimated economic lives or the related remaining lease term. Repairs and maintenance expenditures that do not significantly add value to property and equipment, or prolong the useful lives of the assets, are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the operating results of the related period.

Leases

Lease right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized when the Company takes possession of the leased property (the “Commencement Date”) based on the present value of lease payments over the lease term. At the inception of a contract, the Company determines whether the arrangement is or contains a lease based on the facts and circumstances present.

Operating lease right-of-use assets also include any lease payments made at or before lease commencement and exclude any lease incentives received. The lease terms used to calculate the right-of-use asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company elects the practical expedient to exclude short-term agreements of less than 12 months from capitalization. The Company enters into various operating leases for office space. The leases expire at various dates, have various options to renew, and may contain escalation provisions.

Rent expense on cancelable leases containing known future scheduled rent increases is recorded on a straight-line basis over the term of the respective leases beginning on the Commencement Date. The difference between rent expense and rent paid is accounted for as a component of operating lease right-of-use assets on the accompanying consolidated balance sheets. Landlord improvement allowances and other such lease incentives are recorded as property and equipment and as reduction of the right-of-use leased assets and are amortized on a straight-line basis as a reduction to operating lease costs. The key estimates for the Company’s leases include the incremental borrowing rate used to determine the present value of lease payments and the lease term. The Company’s leases generally do not include an implicit rate. Management determines the incremental borrowing rate based on the information available at lease commencement.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of identified assets acquired and liabilities assumed by the Company in an acquisition of a business. The determination of the value of goodwill and intangible assets arising from a business combination requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company recorded $8.5 million of goodwill in conjunction with the acquisition of TDO.

The Company performs its goodwill impairment analysis at the reporting unit level, which aligns with the Company’s reporting structure and availability of discrete financial information. The Company performs its annual impairment analysis by either comparing a reporting unit’s estimated fair value to its carrying amount or doing a qualitative assessment of a reporting unit’s fair value from the last quantitative assessment to determine if there is potential impairment. The Company may do a qualitative assessment when the results of the previous

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and it does not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets. If a quantitative assessment is performed the evaluation includes management estimates of cash flow projections based on internal future projections and/or use of a market approach by looking at market values of comparable companies. Key assumptions for these projections include revenue growth, future gross and operating margin growth, and its weighted cost of capital and terminal growth rates. The revenue and margin growth is based on increased sales of new and existing products as the Company maintains investments in research and development. Additional assumed value creators may include increased efficiencies from capital spending. The resulting cash flows are discounted using a weighted average cost of capital. Operating mechanisms and requirements to ensure that growth and efficiency assumptions will ultimately be realized are also considered in the evaluation.

The Company’s annual evaluation for impairment of goodwill consists of the TDO reporting unit from which the goodwill originated. In accordance with the Company’s policy, the Company completed its most recent annual evaluation for impairment as of December 31, 2020 using a quantitative assessment and determined that no impairment existed.

The assumptions used in the estimate of fair value are generally consistent with the past performance of the Company and are also consistent with the projections and assumptions that are used in current operating plans. The assumptions are subject to change as a result of changing economic and competitive conditions.

Intangible assets with a finite life, consist of developed technology, customer relationships, and tradenames acquired in conjunction with the acquisition of TDO, and were $2.7 million and $2.2 million as of December 31, 2019 and 2020, respectively. Definite-lived intangible assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line basis over their estimated useful life, which range from five to ten years. In determining the useful lives of intangible assets, the Company considers the expected use of the assets and the effects of obsolescence, demand, competition, anticipated technological advances, market influences and other economic factors. Trademarks and trade names that are related to products are assigned lives consistent with the period in which the products bearing each brand are expected to be sold.

The Company evaluates its intangible assets with finite lives for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining amortization period, the Company reduces the net carrying value of the related intangible asset to fair value and may adjust the remaining amortization period. An impairment analysis is subjective and assumptions regarding future growth rates and operating expense levels can have a significant impact on the expected future cash flows and impairment analysis. No indicators of impairment were identified in the years ended December 31, 2019 and 2020.

Fair Value of Financial Instruments

The Company applies fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company’s financial instruments consist principally of cash, cash equivalents, accounts receivable, accounts payable, operating lease liabilities, warrant liabilities, forward

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

obligation, contingent earnout, and a term loan. Fair value is measured as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are significant to the fair value measurement and reflect the reporting entity’s use of significant management judgment and assumptions when there is little or no market data. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. These include the Black-Scholes option-pricing model which uses inputs such as expected volatility, risk-free interest rate and expected term to determine fair market valuation.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting date. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value measurement hierarchy during the years presented.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and certain accrued expenses approximate fair value due to the short-term nature of these items. Accordingly, the Company estimates that the recorded amounts approximate fair market value. The fair values of term loan and operating lease liabilities at December 31, 2019 and 2020 approximated their carrying values, based on the borrowing rates that were available for loans with similar terms as of that date.

Warrant Liabilities

The Company recognizes freestanding warrants to purchase shares of its convertible preferred stock as a liability recognized at fair value as these warrant instruments are embedded in contracts that may be cash settled. The redeemable convertible preferred stock warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred stock at the holder’s option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred stock are considered contingent redemption provisions that are not solely within the control of the Company. Therefore, the convertible preferred stock is classified in temporary equity on the accompanying consolidated balance sheets, and the warrants to purchase the convertible preferred stock are classified as liabilities.

The warrants are recorded on the accompanying consolidated balance sheets at their fair value on the date of issuance and subject to re-measurement at each balance sheet date until settlement. Changes in fair value for warrants classified as liabilities are recognized as a component of other income (expense), net on the

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accompanying consolidated statements of comprehensive loss. The Company estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. Pursuant to the terms of these warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of the Company’s common stock based upon the conversion ratio of the underlying class of preferred stock. The consummation of an initial public offering will result in the conversion of all classes of the Company’s preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants will be classified as a component of equity and will no longer be subject to re-measurement.

Revenue Recognition

Contracts with Customers

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. Specifically, the Company applies the following five core principles to recognize revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation.

Product revenue is generated from sales of the GentleWave console and related procedure instruments and accessories. Software revenue is generated from sales of TDO’s The Digital Office endodontist practice management software licenses. The Company’s products are sold primarily in the United States directly to customers through its field sales force.

Performance Obligations

The Company’s performance obligations primarily arise from the manufacture and delivery of the GentleWave System, related procedure instruments and accessories, and the delivery or license of TDO software and related ancillary services. Payment terms are typically on open credit terms consistent with industry practice and do not have significant financing components. Consideration may be variable based on volume.

The Company considers the individual deliverables in its product offering as separate performance obligations and assesses whether each promised good or service is distinct. The total contract transaction price is determined based on the consideration expected to be received, based on the stated value in contractual arrangements or the estimated cash to be collected in no-contracted arrangements, and is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The stand-alone selling price is based on an observable price offered to other comparable customers. The Company estimates the standalone selling price using the market assessment approach considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer and market conditions. The Company regularly reviews and updates standalone selling prices as necessary. The consideration the Company receives in exchange for its goods or services is only recognized when it is probable that a significant reversal will not occur. The consideration to which the Company expects to be entitled includes a stated list price, less various forms of variable consideration. The Company estimates related variable consideration at the point of sale, including discounts, product returns, refunds, and other similar obligations.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue is recognized over time when the customer simultaneously receives and consumes the benefits provided by the Company’s performance. Revenue is recognized at a point in time if the criteria for recognizing revenue over time are not met, and the Company has transferred control of the goods to the customer.

Product revenue is recognized at a point in time when the Company has transferred control to the customer, which is generally when title of the goods transfers to the customer.

Software is licensed via delivery to the customer or via a service arrangement under which cloud-based access is provided on a subscription basis (software-as-a-service). When a fixed up-front license fee is received in exchange for the delivery of software, revenue is recognized at the point in time when the delivery of the software has occurred. When software is licensed on a subscription basis, revenue is recognized over the respective license period.

The Company also sells extended service contracts on its GentleWave Systems. Sales of extended service contracts are recorded as deferred revenue until such time as the standard warranty expires, which is generally up to two years from the date of sale. Service contract revenue is recognized on a straight-line basis over time consistent with the life of the related service contract in proportion to the costs incurred in fulfilling performance obligations under the service contract.

Revenue for technical support and other services is recognized ratably over the performance obligation period.

The Company generally does not experience returns. If necessary, a provision is recorded for estimated sales returns and allowances and is deducted from gross product revenue to arrive at net product revenue in the period the related revenue is recorded. These estimates are based on historical sales returns and allowances and other known factors. Actual returns and claims in any future period are inherently uncertain and thus may differ from these estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves established, a reduction or increase to revenue will be recorded in the period in which such a determination is made.

All non-income government-assessed taxes (sales and use taxes) collected from the Company’s customers and remitted to governmental agencies are recorded in accrued expenses and other current liabilities until they are remitted to the government agency.

The Company has adopted the practical expedient permitting the direct expensing of costs incurred to obtain contracts where the amortization of such costs would occur over one year or less, and it applied to substantially all the Company’s contracts.

Contract liabilities

The Company recognizes a contract liability when a customer pays for good or services for which the Company has not yet transferred control. The opening and closing balances of the Company’s contract liabilities are as follows (in thousands):

	2019	2020
Extended service contracts	$245	$271
Subscription software licenses	375	572

Total contract liabilities	620	843

Less: long-term portion	45	5

Contract liabilities – current	$575	$838

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract liabilities are included within other current liabilities and other long-term liabilities in the accompanying Consolidated Balance Sheets. Revenue recognized during the years ended December 31, 2019 and 2020 that was included in the contract liability balance as of December 31, 2018 and 2019 was $0.6 million and $0.6 million, respectively.

Disaggregation of revenue

The Company disaggregates revenue from contracts with customers by segment and by the timing of when goods and services are transferred which depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected.

The following table provides information regarding revenues disaggregated by segment and the timing of when goods and services are transferred (in thousands):

	2019	2020
Product revenue recognized at a point in time	$28,938	$16,857
Product revenue recognized over time	218	481
Software revenue recognized at a point in time	1,410	997
Software revenue recognized over time	4,165	5,016

Total	$34,731	$23,351

Shipping and handling costs

All customer related shipping and handling costs are expensed as incurred and are charged to cost of sales. Charges to customers for shipping and handling are credited to revenue.

Advertising costs

All advertising costs are expensed as incurred. Advertising costs incurred and recorded in the accompanying consolidated statements of comprehensive loss during the years ended December 31, 2019 and 2020 were approximately $0.8 million and $0.3 million, respectively.

Warranty Reserve

The Company provides a standard warranty on its GentleWave Systems for a specified period of time. For the years ended December 31, 2019 and 2020, GentleWave Systems sold were covered by the warranty for a period of up to two years from the date of sale. Estimated warranty costs are recorded as a liability at the time of delivery with a corresponding provision to cost of sales. Warranty expenses expected to be incurred within 12 months from the date of sale are classified as other short-term liabilities while those expected to be incurred after 12 months from the date of sale are classified as other long-term liabilities in the accompanying consolidated balance sheets. Warranty accruals are estimated based on the current product costs, the Company’s historical experience, management’s expectations of future conditions and standard maintenance schedules. The Company evaluates this reserve on a regular basis and makes adjustments as necessary.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a reconciliation of the change in estimated warranty liabilities for the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020
Balance at beginning of year	$3,872	$3,447
Provision for warranties issued	3,052	996
Warranty costs incurred	(3,477)	(2,859)

Balance at end of year	$3,447	$1,584

Current portion	$2,743	$1,202
Non-current portion	704	382

Total	$3,447	$1,584

The warranty liability, current and non-current, are included in other current liabilities and other liabilities, respectively, on the consolidated balance sheets.

Research and Development

Research and development (“R&D”) expenses consist of costs incurred for proprietary R&D programs, and are recorded to operating expenses when incurred. Research and development expenses primarily include (1) personnel-related costs, including compensation and benefits and stock-based compensation associated with R&D personnel, (2) costs related to clinical and pre-clinical testing of the Company’s technologies under development, and (3) other R&D expenses. Costs to acquire technologies to be used in R&D that have not reached technological feasibility and have no alternative future use are also expensed as incurred.

Stock-Based Compensation

The Company periodically grants equity-based payment awards in the form of stock options to employees, directors and non-employees and records stock-based compensation expenses for awards of stock-based payments based on their estimated fair value at the grant date. The Company recognizes stock-based compensation expense for all equity-based payments, including stock options.

Stock-based compensation costs are calculated based on the estimated fair value of the underlying option using the Black-Scholes option-pricing model on the date of grant for stock options and recognized as expense in the accompanying consolidated statement of comprehensive loss on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related input assumptions requires judgment, including estimating the fair value of the Company’s common stock, stock price volatility, and expected term:

•

Given the absence of a public trading market, the fair value of the Company’s common stock is determined by the Company’s Board of Directors (the “Board”) at the time of each option grant by considering a number of objective and subjective factors. These factors include the valuation of a select group of public peer group companies within the medical device industry that focus on technological advances and development that the Board believes is comparable to the Company’s operations; operating and financial performance; the lack of liquidity of the common stock and trends in the broader economy and medical device industry also impact the determination of the fair value of the common stock. In addition, the Company regularly engages a third-party valuation specialist to assist with estimates related to the valuation of the Company’s common stock;

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero coupon U.S. Treasury notes with maturities approximating each grant’s expected term;

•	The dividend yield is zero as the Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future;

•

The expected term for options granted is calculated using the “simplified method” and represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award;

•

Expected volatility is derived from the historical volatilities of a select group of comparable peer companies, for a look-back period commensurate with the expected term of the stock options, as the Company has no trading history of common stock.

No compensation cost is recognized for awards with performance conditions until that condition is probable of being met. Forfeitures of unvested stock option awards are recognized as reductions of expense as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes.

Significant judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The Company assesses the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis and includes a review of all available positive and negative evidence. Factors reviewed include projections of pre-tax book income for the foreseeable future, determination of cumulative pre-tax book income after permanent differences, earnings history and reliability of forecasting.

The Company is required to file federal and state income tax returns in the United States. The preparation of state tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential revisions and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company follows the accounting guidance on accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As applicable, the Company recognizes accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its convertible preferred stock to be participating securities as the holders of such stock have the right to receive dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share is calculated by dividing net loss attributable to Company’s stockholders by the weighted average number of common stock outstanding for the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, convertible preferred stock, stock options, and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive securities are anti-dilutive.

Recent Accounting Updates

Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASU”). ASU’s not listed below were assessed and determined not to be applicable or are expected to have minimal impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” and its related amendments (collectively referred to as “Topic 842”), which requires that lessees recognize right-to-use assets and related lease liabilities for substantially all significant financing and operating leases not considered short-term leases, and specifies where in the statement of cash flows the related lease payments are to be presented. The guidance is effective for years beginning after December 15, 2020 and early adoption is permitted. The Company adopted this standard on January 1, 2019 following the modified retrospective method as of the effective date. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all real estate classes of underlying assets. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Adoption of the new standard resulted in the recording of operating right-of-use assets and operating lease liabilities of $1.4 million as of January 1,

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2019. The adoption of ASC 842 did not materially impact the Company’s consolidated statements of operations or consolidated cash flows. Further information regarding the Company’s leases is provided in Note 7.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments.” This guidance updates existing guidance for measuring and recording credit losses on financial assets measured at amortized cost by replacing the “incurred loss” model with an “expected loss” model. Accordingly, these financial assets will be presented at the net amount expected to be collected. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company adopted this standard on January 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation – Stock Compensation (“Topic 718”): Improvements to Nonemployee Share-Based Payment Accounting” which expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. Early adoption is permitted, but not earlier than the adoption of Topic 606. The Company adopted this standard on January 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (“Topic 820”): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted this standard on January 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”, which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance to determine which implementation costs to capitalize as assets. A customer’s accounting for the costs of the hosting component of the arrangement are not affected by the new guidance. This ASU is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. The adoption of this did not result in a material impact to the Company’s financial statements.

Recent Accounting Updates Not Yet Effective

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes.” This guidance, among other provisions, eliminates certain exceptions to existing guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This guidance also requires an entity to reflect the effect of an enacted change in tax laws or rates in its effective income tax rate in the first interim period that includes the enactment date of the new legislation, aligning the timing of recognition of the effects from enacted tax law changes on the effective income tax rate with the effects on deferred income tax assets and liabilities. Under existing guidance, an entity recognizes the effects of the enacted tax law change on the effective income tax rate in the period that includes the effective date of the tax law. ASU 2019-12 is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the consolidated financial statements.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. This will be effective for public companies, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company is currently assessing the impact of the adoption of this standard on its financial statements as well as whether to early adopt the new standard.

3. Balance Sheet Components

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019 and 2020 consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2019
Cash	$938	$—	$—	$938
Money market funds	91,227	—	—	91,227

Total cash and cash equivalents	$92,165	$—	$—	$92,165
December 31, 2020
Cash	$825	$—	$—	$825
Money market funds	50,897	—	—	50,897

Total cash and cash equivalents	$51,722	$—	$—	$51,722

Inventory

Inventory as of December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020
Raw materials	$3,147	$2,114
Work in process	271	308
Finished goods	3,233	1,916

Total	$6,651	$4,338

The Company recorded a reserve for excess and obsolete inventory of $0.7 million and $1.1 million at December 31, 2019 and 2020, respectively.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net

Property and equipment, net as of December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020
Laboratory and warehouse equipment and tooling	$5,050	$5,120
Computer equipment and software	1,452	1,492
Office furniture and fixtures	1,433	1,489
Leasehold improvements	2,258	2,585
Automobiles	29	29
Construction in progress	499	719

	10,721	11,434
Less: accumulated depreciation	(6,280)	(8,281)

Total	$4,441	$3,153

Depreciation expense was $1.6 million and $2.1 million for the years ended December 31, 2019 and 2020, respectively. For the year ended December 31, 2019, depreciation expense was approximately $0.4 million recorded in cost of sales, $0.9 million recorded in selling, general and administrative expenses, and $0.3 million recorded in research and development expenses and for the year ended December 31, 2020 depreciation expense was approximately $0.5 million recorded in cost of sales, $1.2 million recorded in selling, general and administrative expenses, and $0.4 million recorded in research and development expenses in the consolidated statements of operations and comprehensive loss.

Intangible assets, net

At December 31, 2019 intangible assets, net were comprised of the following (in thousands):

	Gross	Accumulated Amortization	Net
Developed Technology (5 years)	$1,110	$268	$842
Customer relationships (7 years)	1,910	330	1,580
Tradenames (10 years)	360	43	317

December 31, 2019	$3,380	$641	$2,739

At December 31, 2020 intangible assets, net were comprised of the following (in thousands):

	Gross	Accumulated Amortization	Net
Developed Technology (5 years)	$1,110	$490	$620
Customer relationships (7 years)	1,910	603	1,307
Tradenames (10 years)	360	79	281

December 31, 2020	$3,380	$1,172	$2,208

For the years ended December 31, 2019 and 2020, amortization expense related to the above finite-lived intangible assets was approximately $0.2 million recorded in cost of sales and $0.3 million recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated future annual amortization expense related to intangible assets, net at December 31, 2020 was as follows (in thousands):

2021	$531
2022	531
2023	485
2024	309
2025	252
Thereafter	100

Total amortizable intangible assets	$2,208

The weighted average amortization period for 2020 of the Company’s intangible assets is 6.7 years.

Accrued Expenses

Accrued expenses as of December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020
Vendor invoices	$1,065	$2,232
Other accrued expenses	1,216	1,015

Total other current liabilities	$2,281	$3,247

Other Current Liabilities

Other current liabilities as of December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020
Finance lease liability	$40	$47
Contingent earnout	987	667
Warranty liability	2,743	1,202
Other current liabilities	578	840

Total other current liabilities	$4,348	$2,756

Other Liabilities

Other liabilities as of December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020
Finance lease liability, net of current	$172	$125
Contingent earnout, net of current	1,403	263
Other liabilities	751	388

Total other liabilities	$2,326	$776

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fair Value of Financial Instruments

The following table provides the assets and liabilities measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such value at December 31, 2019 and 2020 (in thousands):

December 31, 2019	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$91,227	$91,227	$—	$—
Liabilities:
Warrants	$2,260	$—	$—	$2,260
Forward obligation	$2,500	$—	$—	$2,500
Contingent earnout	$2,390	$—	$—	$2,390

December 31, 2020	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$50,897	$50,897	$—	$—
Liabilities:
Warrants	$1,914	$—	$—	$1,914
Forward obligation	$2,750	$—	$—	$2,750
Contingent earnout	$930	$—	$—	$930

Recurring liabilities included in Level 3 consist of preferred stock warrants, a forward obligation to transfer shares of Series D preferred stock, and a contingent earnout.

The following table is a rollforward of the estimated fair values for instruments classified by the Company within Level 3 of the fair value hierarchy defined above, measured using significant unobservable inputs (in thousands):

	Warrant liabilities	Forward obligation	Contingent earnout	Total
December 31, 2018	$1,719	$1,900	$1,770	$5,389
Issuance of warrants	823	—	—	823
Exercise of warrants	(55)	—	—	(55)
Expiration of warrants	(2)	—	—	(2)
Change in fair value	(225)	600	620	995

December 31, 2019	$2,260	$2,500	$2,390	$7,150

	Warrant liabilities	Forward obligation	Contingent earnout	Total
December 31, 2019	$2,260	$2,500	$2,390	$7,150
Payout of contingent earnout	—	—	(987)	(987)
Change in fair value	(346)	250	(473)	(569)

December 31, 2020	$1,914	$2,750	$930	$5,594

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no transfers in or out of level 3 during the years ended December 31, 2019 and 2020.

Warrants

In 2009, the Company executed two convertible note and warrant purchase agreements (the “2009 Notes”) with certain stockholders. The principal and unpaid interest on the 2009 Notes was converted into shares of Series B preferred stock in March 2010. In connection with the 2009 Notes, the Company issued immediately exercisable warrants to the holders to purchase an aggregate of 76,956 shares of the Company’s Series B preferred stock. In 2019, 70,078 of these warrants were exercised in exchange for $0.5 million in cash while the remaining 6,878 warrants expired unexercised.

In December 2013, the Company entered into a $10.0 million term loan facility with Oxford Finance LLC. The term loan was repaid in full in June 2017. In connection with the term loan, the Company issued immediately exercisable warrants to the lender for the purchase of 27,397 shares of the Company’s Series C-1 preferred stock equal to three percent of the aggregate amount funded.

In June 2017, the Company entered into a term loan facility with Perceptive Credit Holdings, LP which was subsequently amended in October 2018 and again in October 2019 (see Note 9). Upon funding of the initial loan, and each initial tranche of the amended loans, the Company issued immediately exercisable warrants to the lender for the purchase of 54,793 shares of the Company’s Series D preferred stock and 49,315 shares of the Company’s Series E preferred stock, respectively. The fair value at issuance of the Series E preferred stock warrants related to the October 2019 amendment was $0.8 million.

The Company recognized warrants to purchase shares of convertible preferred stock issued in connection with certain debt as liabilities. The Company will continue to adjust the liability for changes in fair value of these warrants until the earlier of: (1) exercise of warrants; (2) expiration of warrants; (3) a merger, acquisition, or other change of control; or (4) the consummation of the Company’s initial public offering, at which time the liability will be reclassified to stockholders’ equity.

Warrants at December 31, 2019 and 2020 included the following (in thousands, except share data):

			Warrants outstanding		Estimated Fair value
Warrants	Number of warrants issued	Purchase Price Per Share	2019	2020	2019	2020
Series C-1	27,397	10.95	27,397	27,397	$165	$225
Series D	54,793	17.80	54,793	54,793	473	500
Series E	49,315	20.08	49,315	49,315	800	575
Series E	49,314	20.08	49,314	49,314	822	614

	180,819		180,819	180,819	$2,260	$1,914

As of December 31, 2019 and 2020, warrants fully vested and outstanding had estimated fair values ranging between $5.78 to $16.66 and $7.78 to $12.45, respectively. Fair values were determined using the Black-Scholes option-pricing model with the following input assumptions for the years ended December 31, 2019 and 2020:

	2019 Range	2020 Range (Weighted Average)
Expected volatility	75.37% to 84.77%	78.57% to 81.37% (79.91%)
Dividend yield	0.00%	0.00%
Risk-free interest rates	1.53% to 2.20%	0.17% to 0.81% (0.65%)
Expected term	4 years to 9.77 years	3 years to 8.77 years (7.26 years)

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions were weighted by the relative fair value of the instruments. An increase in the expected volatility, risk-free interest rates, and expected term would result in an increase to the estimated value of the warrants while an increase in the dividend yield would result in a decrease to the estimated value of the warrants.

These warrants expire between December 2023 and October 2029.

Forward obligation

In connection with a December 2016 asset acquisition, a portion of the transaction consideration included the issuance of a maximum of 224,842 shares of Sonendo Series D Preferred Stock, issued, paid and deliverable upon the earliest to occur of (i) an extraordinary event, as defined in the purchase agreement; (ii) a public offering of any securities of the Company, in which the shares of the Series D preferred stock of the Company are converted in accordance with the then effective certificate of incorporation of the Company, or in connection with which the holders of the Series D preferred stock agree to convert their shares of series D preferred stock into conversion shares, as defined in the purchase agreement; or (iii) the 7th anniversary after the closing of the transaction. The Company measured the estimated value of the shares of Series D Preferred Stock as of the acquisition date based on the estimated fair value of the Series D preferred stock reflecting a discount for marketability. The fair value of the forward obligation was estimated by the Board with input from a third party valuation specialist, based on management estimates and assumptions reflecting the anticipated timing of delivery of the underlying preferred stock and utilizing the probability tree valuation method. This approach calculates estimated fair value by future cash flows attributable to the forward obligation using significant unobservable inputs, including the probabilities of multiple scenarios with individual probabilities ranging from 10% to 40%, and estimates of the timing of the achievement of various liquidity event scenarios.

Changes in the fair value of the Series D preferred stock shares would affect the ultimate fair value of the shares transferred upon settlement. As of December 31, 2020, no shares of Series D preferred stock were issued in connection with the Forward Obligation.

Significant increases or decreases in any of the probabilities and other inputs could result in a significantly higher or lower fair value measurement, respectively.

Contingent earnout

In connection with the acquisition of TDO, the Company is required to record a liability related to certain contingent earnout provisions, which are based on annual sales of licenses and units, as defined in the stock purchase agreement, for each of the years ending December 31, 2019, 2020, and 2021.

The Company paid $1.0 million in 2020 related to the total earnout for the year ended December 31, 2019. The Company paid $0.7 million in 2021 related to the total earnout for the year ended December 31, 2020. The contingent earnout provisions could require the Company to pay $0.7 million for license sales and $0.5 million for unit sales for the year ending December 31, 2021.

The fair value of the contingent earnout is estimated by the Board with input from a third party valuation specialist, using a Monte Carlo simulation model consistent with that utilized at the time of acquisition. The valuation utilizes certain significant unobservable inputs which include forecasted sales projections and discount rate, 7.6% as of December 31, 2020. An increase in the forecasted sales projections would generally result in an increase to the value of the contingent earnout while an increase in the discount rate would result in a decrease to the value of the contingent earnout.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Stockholders’ Equity

Authorized Shares

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of two classes of stock designated as common and preferred stock, each having a par value of $0.001 per share. The number of shares authorized at December 31, 2020 is 39,172,043, consisting of 21,643,836 shares of common stock and 17,528,207 shares of preferred stock, designated as Series A-1, Series B, Series C, Series C-1, Series D, and Series E preferred stock in the amounts included in the table below.

Convertible Preferred Stock

The Company classifies convertible preferred stock as temporary equity on the accompanying consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company. The requirements of a deemed liquidation event, as defined within its amended and restated certificate of incorporation filed in 2019 are not entirely within the Company’s control. In the event of such a deemed liquidation event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock. The Company records the issuance of preferred stock at the issuance price less related issuance costs. The Company has not adjusted the carrying value of outstanding preferred stock to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.

The following table summarizes information related to issuance of the Company’s preferred stock at December 31, 2019 and 2020 (in thousands, except share data):

Preferred Stock Class	Number of Shares Authorized	Shares Issued and Outstanding	Carrying Value(1)	Conversion Price Per Share	Number of Common Stock Equivalent Shares	Liquidation Preference
Series A-1	730,591	730,591	$500	$0.6800	730,591	$500
Series B	955,573	955,573	6,999	7.2600	955,573	6,941
Series C	917,554	917,554	9,073	10.0400	917,554	9,210
Series C-1	1,671,229	1,643,832	17,941	10.9500	1,643,832	18,000
Series D	4,261,994	3,982,359	70,686	17.7900	3,982,359	70,847
Series E	8,991,266	8,801,978	176,143	20.0800	8,801,978	176,700

	17,528,207	17,031,887	$281,342		17,031,887	$282,198

(1)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs and the fair value at issuance of preferred stock warrants classified as a liability.

In June and December 2019, the Company issued an aggregate of 5,065,987 additional shares of Series E preferred stock with a stated value of $20.08 per share in exchange for $101.7 million in cash. Related issuance costs aggregated $0.2 million.

The relative rights, terms, privileges and restrictions granted to or imposed upon preferred stockholders are described below:

Liquidation Preference – In the event of liquidation of the Company, including a merger, acquisition, or sale of all or substantially all the assets of the Company, the preferred stockholders will be entitled to receive distributions in the amounts below (as adjusted for any stock dividends, combinations or splits with respect to and shares) plus all accrued but unpaid dividends, prior to and in preference to any distributions to the other series holders in the order below and prior to common stock.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upon a liquidation event discussed above, the holders of the Series E will be entitled to receive $20.08 per share. The holders of the Series C, Series C-1 and Series D will then be entitled to receive $10.04, $10.95 and $17.79 per share, respectively. After payment in full of the liquidation preferences to the holders of the Series C, Series C-1 and Series D, the holders of the Series A-1 and Series B will be entitled to receive $0.68 and $7.26 per share, respectively.

If, at the time of liquidation, the assets are insufficient to permit full payment of the liquidation preferences of the series listed in the order above, the assets must be distributed ratably among the holders of the series in proportion to the full preferential amount each such holder is otherwise entitle to receive in respect to such shares.

After payment has been made to the holders of the preferred stock of the full amounts to which they are entitled as noted above, the remaining assets would be distributed among the holders of the common stock pro rata based on the number of shares of common stock held by each holder.

The preferred stock agreements also provide for certain restrictions on transfer of stock, rights of first refusal, and co-sale rights.

Preferred Stock – Dividends – The holders of preferred stock are entitled to receive, on pari passu basis, annual non-cumulative dividends equal to 8% of the initial issue price (as adjusted for any stock dividends, combinations, or splits with respect to such shares), when and if declared by the Board. Each series of preferred stock will be entitled to receive dividends prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the other series holders in the order below and prior to common stock.

First, the holders of Series E and Series D are entitled to receive dividends in the amount of $20.08 and $17.79 per share, respectively.

After payment in full of the dividends to the holders of the Series E and Series D, the holders of Series C-1 and Series C are entitled to receive dividends in the amount of $10.04 and $10.95 per share, respectively.

After payment in full of the dividends to the holders of the Series E, Series D, Series C-1 and Series C, the holders of Series A-1 and Series B are entitled to receive dividends in the amount of $0.68 and $7.26 per share, respectively.

In the event the Board declares a dividend that is insufficient to permit full payment of the dividends to the series holders in the order above, such dividends will be paid ratably to each holder of the series in proportion to the dividend amounts to which each holder is entitled.

No dividends on preferred stock or common stock have been declared by the Board as of December 31, 2020.

Conversion Rights – Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance, into common stock at an initial conversion rate of one-for-one. The conversion rate is subject to adjustment for antidilution provisions, as defined. The preferred stock will automatically convert into common stock upon the closing of the sale of shares of the Company’s common stock at a price of at least $40.15 per share (as adjusted for any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) in a firm-commitment underwritten public offering in which the Company receives at least $50 million in gross proceeds. Additionally, (1) the Series A-1, Series B, Series C, Series C-1 and Series D preferred stock will convert into common stock at the then effective conversion rate for each such series of preferred stock, at the date and time, or upon the occurrence of an event, specified by the vote or written consent

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the holders of at least 60% of the then outstanding shares of preferred stock, voting together as a separate class, and (2) the Series E preferred stock will convert into common stock at the then effective conversion rate for the Series E Preferred Stock, at the date and time, or upon the occurrence of an event, specified by the vote or written consent of the holders of at least 65% of the then outstanding shares of Series E preferred stock, voting as a single class. If a stockholder is otherwise entitled to fractional shares, the Company will pay cash equal to such fractional multiplied by the applicable conversion price.

Redemption – The preferred stock of the Company is not redeemable.

Voting – Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. The Series E preferred stock are entitled to vote as a separate class in certain circumstances.

Unless otherwise specified in the Company’s charter, any vote or consents required of the preferred stock, voting together as a single class, requires approval by the holders of at least 60% of the combined voting power of the preferred stock.

As long as shares of preferred stock that are convertible into at least 273,972 shares of common stock (subject to adjustment for stock dividends, stock splits, combinations or other similar recapitalizations with respect to the common stock) are issued and outstanding, the holders of preferred stock, voting as a separate class, have the right to elect six members of the Board of the Company (the “Preferred Stock Directors”). The remaining directors are elected by the holders of the common stock and the holders of the preferred stock, voting together as a single class on an as-converted to common stock basis.

As long as shares of preferred stock that are convertible into at least 273,972 shares of common stock (subject to adjustment for stock dividends, stock splits, combinations or other similar recapitalizations with respect to the common stock) are issued and outstanding, the Company must obtain the approval of the holders of at least 60% of the combined voting power of the then outstanding shares of preferred stock, voting separately as a class, to, among other things: (1) liquidate, dissolve or wind up the business and affairs of the Company, or effect any liquidating transaction, as defined, or consent to any of the foregoing, (2) amend, alter or repeal any provision of the certificate of incorporation or the bylaws, (3) authorize or create any new class or series of stock having rights, preferences, or privileges senior to, or on parity with, any series of the preferred stock, (4) increase the authorized number of shares of preferred stock, or any series of preferred stock; (5) increase or decrease the size of the Board, (6) increase the number of shares issuable under stock plans, (7) authorize the creation of any debt security, unless previously approved by the Board, including a majority of the Preferred Stock Directors, (8) create or hold capital stock in any subsidiary that is not wholly-owned, (9) dispose of any subsidiary stock, (10) dispose of all or substantially all of the assets of any subsidiary, (11) purchase or redeem (or permit any subsidiary to purchase or redeem), or pay or declare dividends, on any of the capital stock of the Company (subject to certain specific exceptions), or (12) enter into or be a party to any transaction with a director, officer or employee of the Company, other than transactions approved by a majority of the disinterested Board members.

In addition, as long as shares of the Series E preferred stock that are convertible into at least 273,972 shares of common stock (subject to adjustment for stock dividends, stock splits, combinations or other similar recapitalizations with respect to the common stock) are issued and outstanding, the Company must obtain approval of the holders of at least 65% of the voting power of the then outstanding shares of the Series E preferred stock, voting separately as a class, to, among other things: (1) amend, alter or repeal any provision of the certificate of incorporation or the bylaws in a manner that adversely affects the holders of the Series E preferred stock in a manner different from any other series of preferred stock of the Company; (2) authorize or create any new class or series of stock having rights, preferences, or privileges senior to, or on parity with, the Series E preferred stock; or (3) increase the authorized number of shares of the Series E preferred stock.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock

Each share of common stock is entitled to one vote.

Common stock reserved for future issuance consisted of the following at December 31, 2019 and 2020:

	2019	2020
Conversion of preferred stock	17,031,887	17,031,887
Preferred stock warrants	180,819	180,819
Forward obligation	224,842	224,842
Stock options issued and outstanding under the 2007 and 2017 Plan	1,861,712	2,247,136
Common shares available for future grant under the 2017 Plan	1,093,188	696,660

6. Stock-Based Compensation Expense

During 2017, the Company adopted a stock option plan (the “2017 Plan’) which replaced the Company’s 2007 stock option plan (the “2007 Plan”). Following the adoption of the 2017 Plan, no stock options were granted under the 2007 Plan. Under the 2017 Plan, incentive stock options or non-qualified stock options to acquire shares of the Company’s common stock may be granted to employees, members of the Board and non-employees of the Company as a means by which eligible recipients of stock awards may be given an opportunity to benefit from increases in the value of the common stock in order to retain or procure their services. The 2017 Plan, as amended, is administered by the Board (the administrator), and permitted the issuance of options for the purchase of up to 1,531,546 shares of the Company’s common stock. On December 20, 2019 the 2017 Plan was amended to reserve an additional 602,739 shares for issuance. Additionally, 160,098 options forfeited under the 2007 stock option plan, described below, were added to the pool of options available to be granted under the 2017 Plan. As of December 31, 2020, the Company reserved an aggregate of 2,294,383 shares of common stock for issuance under the 2017 Plan. The exercise price of options granted under the 2017 Plan are set at fair market value at the date of the grant as estimated by the Company’s Board with an exercise price of no less than 100% of estimated fair market value on the date of grant. Time based awards generally vest over four years, and are exercisable for up to ten years from the date of grant. Certain options are exercisable immediately, and are subject to a repurchase right by the Company, which lapses over the original vesting period of the options.

The fair value of each stock option is measured as of the date of grant, and compensation expense is recognized over the period during which the recipient renders the required services to the Company.

Stock-based compensation included in the Company’s consolidated statements of comprehensive loss is allocated as follows (in thousands):

	Year Ended December 31,
	2019	2020
Cost of sales	$114	$164
Selling, general and administrative	803	1,038
Research and development	210	442

Total stock-based compensation expense	$1,127	$1,644

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s calculations of estimated fair value of the stock option awards were made using the Black-Scholes option-pricing model with the following input assumptions:

Year Ended December 31,
	2019 Range (Weighted Average)	2020 Range (Weighted Average)
Expected volatility	74.07% to 75.56% (74.55%)	74.49% to 82.26% (75.42%)
Dividend yield	0.00%	0.00%
Risk-free interest rates	1.69% to 2.45% (2.09%)	0.27% to 0.83% (0.73%)
Expected term	5.27 years to 6.28 years (5.98 years)	5.00 years to 6.60 years (6.00 years)

The Company granted 19,855 and 21,914 options to non-employees in exchange for services during the years ended December 31, 2019 and 2020, respectively. Stock compensation expense of $0.1 million and $0.1 million was recorded for the years ended December 31, 2019 and 2020, respectively, in connection with non-employee options that were earned.

A summary of stock option activities for the years ended December 31, 2019 and 2020 is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2018	1,736,441

Granted	304,501	5.68
Forfeited	(121,860)	4.24
Exercised	(57,370)	3.30

Outstanding, December 31, 2019	1,861,712
Granted	907,997	7.01
Forfeited	(511,469)	4.29
Exercised	(11,104)	3.82

Outstanding, December 31, 2020	2,247,136

The weighted-average grant-date fair value of the options granted during the years ended December 31, 2019 and 2020 was $3.74 per share and $4.57 per share, respectively.

A summary of non-vested options is as follows:

	Number of Options	Weighted- Average Fair Value
Non-vested as of December 31, 2019	811,035	$3.14

Non-vested as of December 31, 2020	1,112,206	$4.20

Early exercised unvested as of December 31, 2020	513	$3.30

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of shares vested during the years ended December 31, 2019 and 2020 was $2.36 per share and $3.30 per share, respectively.

At December 31, 2020, there were 696,660 shares available for future grant reserved under the 2017 Plan. Information regarding the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options vested and exercisable as of December 31, 2020 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)

Outstanding at December 31, 2020	2,247,136	$5.13	7.399
Vested and exercisable at December 31, 2020	1,134,830	$3.94	5.996

Certain stock option grants under the 2017 Plan allow the recipient to exercise the options prior to the options becoming fully vested. Under the 2017 Plan, the Company retains the right to repurchase common shares that have been issued upon early exercise of options at the original issue price. Cash received for the early exercise of unvested stock options is initially recorded as a liability. At each reporting date, the vested shares are released to equity. During 2019 and 2020, the Company did not repurchase shares. Activity related to shares of common stock subject to repurchase for the years ended December 31, 2019 and 2020 is as follows (in thousands, except share data):

	Number of Shares	Cost to Repurchase
Shares of common stock subject to repurchase, December 31, 2018	342	$1

Stock options exercised early, net of repurchases	1,061	4
Vesting of options exercised early	(479)	(2)

Shares of common stock subject to repurchase, December 31, 2019	924	3
Vesting of options exercised early	(411)	(1)

Shares of common stock subject to repurchase, December 31, 2020	513	$2

The Company received $0.2 million and $0.04 million related to stock options exercised during the years ended December 31, 2019 and 2020, respectively.

The aggregate intrinsic value of stock options outstanding, and vested and exercisable, is $5.7 million and $3.8 million, respectively, based on the Company’s estimate of the fair value of the common stock as of December 31, 2019 of $7.01 per share. The aggregate intrinsic value of stock options outstanding, and vested and exercisable, is $13.8 million and $8.3 million, respectively, based on the Company’s estimate of the fair value of the common stock as of December 31, 2020 of $11.28 per share.

As of December 31, 2020, there is unrecognized compensation expense of $3.8 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 2.79 years.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020, the total number of outstanding options vested, or expected to vest, is 2,104,641, with a weighted-average exercise price of $5.06 per share. The average remaining life of these options is 7.31 years and the aggregate intrinsic value is $13.1 million at December 31, 2020.

7. Leases

The Company leases office space under operating leases with expirations ranging from April 2021 to March 2025, some of which include rent escalations or an option to extend the lease for up to three years per renewal. The exercise of lease renewal options is at the sole discretion of the Company. Where real estate leases contain an option to renew, any period beyond the option date is only included as part of the lease term if the Company is reasonably certain to exercise the option.

As of December 31, 2020, the Company has not entered into any leases which have not yet commenced that would entitle the Company to significant rights or create additional obligations.

The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.

The Company has elected the practical expedient to not separate its lease component from nonlease component for its real estate leases. The Company has elected the practical expedient not to apply the lease recognition requirements to short-term leases with an initial term of 12 months or less.

The Company uses either its incremental borrowing rate or the implicit rate in the lease agreement as the basis to calculate the present value of future lease payments at lease commencement. The incremental borrowing rate represents the rate the Company would have to pay to borrow funds on a collateralize basis over a similar term and in a similar economic environment.

Cash paid for amounts included in the lease liability were $1.0 million and $1.1 million for the years ended December 31, 2019 and 2020, respectively. Variable operating lease expenses consist primarily real estate taxes and insurance. The components of lease expense and related cash flows were as follows (in thousands):

	Year Ended December 31
	2019	2020
Rent expense	$952	$1,122
Short-term lease costs	—	197
Variable lease costs	73	94

Total	$1,025	$1,413

	Year Ended December 31
	2019	2020
Cost of sales	$182	$239
Selling, general and administrative	843	1,174

Total	$1,025	$1,413

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases were as follows (in thousands):

	December 31
	2019	2020
Operating Leases
Operating lease right-of-use assets	$1,182	$3,308
Operating lease liabilities	$616	$802
Operating lease liabilities, net of current	504	2,449

Total operating lease liabilities	$1,120	$3,251

As of December 31, 2019, the remaining weighted-average lease term of the operating leases was 2.18 years and the weighted-average discount rate was 9.20%. As of December 31, 2020, the remaining weighted-average lease term of the operating leases was 3.69 years and the weighted-average discount rate was 7.55%.

Future minimum lease payments under these leases are as follows (in thousands):

2021	$1,012
2022	984
2023	952
2024	617
Thereafter	156

Total undiscounted lease payments	3,721
Less present value discount	(470)

Operating lease liabilities	$3,251

8. Commitments and Contingencies

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business, including without limitation, actions with respect to intellectual property, employment, regulatory, product liability and contractual matters. In connection with these proceedings or matters, the Company regularly assesses the probability and amount (or range) of possible issues based on the developments in these proceedings or matters. A liability is recorded in the consolidated financial statements if it is determined that it is probable that a loss has been incurred, and that the amount (or range) of the loss can be reasonably estimated. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

9. Term Loan

Perceptive loan

On June 23, 2017, the Company entered into an aggregate $20.0 million delayed-draw term loan with Perceptive Credit Holdings, LP (the “Perceptive Loan”). The initial loan of $10.0 million was made in a single borrowing on June 23, 2017. The interest rate for the loan is the greater of the 1-month LIBOR and 2.00% plus the applicable margin of 9.25% (11.25% at June 23, 2017 and December 31, 2020). Other features are as follows: (1) a loan origination fee of $0.2 million (2) interest only period through June 2020 (3) delayed draw option of $10.0 million on or before December 22, 2017. The loan origination fee and the deferred interest are amortized

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

over the term of the loan and recorded as interest expense in the accompanying statements of comprehensive loss. The Company did not exercise the delayed draw option prior to its expiration. In connection with the Perceptive Loan, the Company granted a security interest in all of its assets. Moreover, in connection with the Perceptive Loan, the Company issued 54,793 warrants on its Series D Preferred shares (see Note 5).

The Company is permitted to make voluntary prepayments of the Perceptive Loan with a prepayment fee equal to (i) 4.0% of the loan prepaid during the first 12 months, (ii) 2.0% of the loan prepaid in months 13-24 and (iii) 1.00% of the loan prepaid in months 25-36.

On October 16, 2018, the Company amended the terms of the Perceptive Loan (the “Amended Perceptive Loan”), providing an additional tranche consisting of two borrowings; an initial draw in the amount of $10.0 million with an initial delayed draw date that was extended from December 22, 2017 to October 31, 2018 and a delayed-draw term loan in the amount of $10.0 million that was required to be initiated on or before December 31, 2019. The initial draw was exercised on October 16, 2018 and required a loan origination fee of 1.50% of the principal amount borrowed. In addition, the Company issued 49,315 warrants on its Series E Preferred shares upon the initial borrowing on the Amended Perceptive Loan (see Note 5). The Company evaluated the amendment as a modification. As such, the Company is amortizing the loan origination fee and the value of the warrants issued over the remainder of the loan term.

The subsequent delayed-draw term loan under the Amended Perceptive Loan was exercised on October 7, 2019 and included warrants of 49,314 Series E Preferred shares. In conjunction with the borrowing, the Company paid an origination fee equal to 1.50% of the principal amount borrowed as well as lender’s legal fees and expenses.

On October 7, 2019, the Company entered into a second amendment to the Perceptive Loan (the “Second Amended Perceptive Loan”), providing two additional tranches of delayed-draw term loans of $10.0 million each, for an aggregate amount of $20.0 million. The additional tranches were required to be initiated on or before December 31, 2020 and each included warrants of 32,876 shares of Series E Preferred shares. The second of these additional delayed-draw term loans included a revenue milestone requiring the achievement of a minimum level of trailing twelve month revenues prior to exercising the delayed-draw loan. The Second Amended Perceptive Loan also modified the repayment of all outstanding principal to be due at maturity. The Company evaluated the amendment as a modification. The additional tranches were not exercised prior to their expiration.

On May 15, 2020, the Company entered into a third amendment to the Perceptive Loan, which allowed the Company to waive the defaults that occurred with the initial grant and subsequent repayment of the PPP loan. The Company evaluated the amendment as a modification.

On October 13, 2020, the Company entered into a fourth amendment to the Perceptive Loan, which amended the Perceptive Loan to remove the required revenue covenant calculation dates of September 30, 2020 and December 31, 2020. The Company evaluated the amendment as a modification.

Future principal repayments on the Perceptive Loan, as amended, as of December 31, 2020, are as follows (in thousands):

	Principal	Warrant Discount/Fee Amortization	Net
2021	$—	$934	$(934)
2022	30,000	714	29,286

Total	$30,000	$1,648	$28,352

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amended and restated credit agreement also includes financial covenants that require the Company to (i) maintain, at all times, a minimum aggregate balance of $3.0 million in cash in one or more controlled accounts, and (ii) satisfy certain minimum revenue thresholds, measured for the twelve consecutive month period on each calendar quarter-end until June 30, 2026. These thresholds increase over time and range from $2.3 million for the twelve month period ended March 31, 2018 to $24.0 million for the twelve month period ended June 30, 2020. Failure to satisfy these financial covenants would constitute an event of default under the agreement. If the minimum revenue thresholds are not met, the shortfall may be deemed cured if, at all times from the interim reporting date until the next scheduled interim reporting date, the Company maintains a minimum aggregate cash balance that, when taken together with amounts held on deposit, equals not less than $6.0 million. The Company is only entitled to cure default twice during the term of the Term Loan Agreement and may not use a cure in two consecutive fiscal quarters.

During the years ended December 31, 2019 and 2020, the Company was in compliance with all financial covenants and conditions required by the outstanding Perceptive Loan. As mentioned in Note 1 “Liquidity and Management’s Plans,” the Company is not forecasting continued compliance with its financial debt covenant to maintain a minimum aggregate balance of $3.0 million in cash over the next twelve months. Pursuant to the terms of the Perceptive Loan, upon default, the lender could declare the outstanding principal balance of $30.0 million immediately due and payable in whole, together with accrued interest thereon and all fees and other obligations. Accordingly, the Company has classified the term loan as a current liability in the accompanying consolidated balance sheet at December 31, 2020.

Small Business Administration Paycheck Protection Program Loan (“PPP Loan”)

On April 22, 2020, the Company was granted a loan in the aggregate amount of $5.1 million, pursuant to the Paycheck Protection Program (the “PPP loan”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The receipt of this loan triggered an event of default under the Perceptive Loan, which was subsequently waived by the lender through the third amendment on May 15, 2020 discussed below. On May 7, 2020, the PPP Loan was repaid in full.

10. Income Taxes

The income tax provision for the years ended December 31, 2019 and 2020 was immaterial. The effective tax rate was 0% for the years ended December 31, 2019 and 2020 and differs from the statutory federal income tax rate due to the deferred tax assets being subject to a full valuation allowance.

The provision (benefit) for income taxes charged to operations was as follows (in thousands):

	Year Ended December 31
	2019	2020
Current tax expense:
U.S. federal	$—	$—
State and local	2	2

Total current	2	2
Deferred tax expense:
U.S. federal	$—	$—
State and local	—	—
Total deferred	—	—

Total provision for income taxes	$2	$2

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s net operating loss and R&D credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Sections 382 and 383 analysis regarding the limitation of net operating loss and R&D credit carryforwards as of December 31, 2020. The Company has not completed a formal R&D study but has estimated the federal and California credit for purposes of the tax footnote as of December 31, 2020. However, the Company has not reflected a benefit in the consolidated financial statements due to the recorded valuation allowance.

A reconciliation of the provision for income taxes with the expected income tax computed by applying the statutory federal income tax rate to loss before provision for income taxes and a reconciliation of the statutory federal rate and the effective rate was calculated as follows:

	Year-Ended December 31
	2019	2020
Tax computed at federal statutory rate	21.00%	21.00%
State income tax - net of federal benefit	1.96%	3.01%
Tax credits	1.47%	1.44%
Change in valuation allowance	(24.83)%	(26.65)%
Stock-based compensation	(0.21)%	(0.22)%
Other deferred adjustments	0.83%	1.51%
Perm items	(0.22)%	(0.09)%

Income tax provision	0.00%	0.00%

The significant components that comprised the Company’s net deferred taxes at December 31, 2019 and 2020 are as follows (in thousands):

	Year-Ended December 31
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$49,307	$60,260
Fixed assets and intangible assets	1,411	1,507
Lease liabilities	251	783
Accruals and reserves	1,226	1,349
Stock-based compensation	207	410
Tax credits	3,486	4,191
Other	51	49

Gross deferred tax assets	55,939	68,549
Less: valuation allowance	(52,401)	(64,211)

Net deferred tax assets	3,538	4,338

Deferred tax liabilities:
Fixed assets and intangible assets	(953)	(605)
Right-of-use assets	(251)	(773)
State Taxes	(2,334)	(2,960)

Total gross deferred tax liabilities:	(3,538)	(4,338)

Net deferred tax asset (liability)	$—	$—

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of items that give rise to significant portions of deferred tax assets are primarily net operating loss carryforwards. The Company evaluates the recoverability of deferred tax assets and assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on the weight of all the evidence, including a history of operating losses and the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been recorded to offset the net deferred tax asset as realization of such asset is uncertain.

On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $64.2 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company’s projections for growth.

At December 31, 2019 and 2020, the Company had federal net operating loss carryforwards of approximately $202.0 million and $245.4 million, respectively and state net operating loss carryforwards of $113.9 million and $145.0 million, respectively. The federal and state loss carryforwards begin to expire in 2026, unless previously utilized. Due to the enactment of the Tax Cuts and Jobs Act, federal net operating losses generated beginning in 2018 are carried forward indefinitely. Therefore $128.2 million of federal net operation loss carryforwards will not expire. As of December 31, 2019 and 2020, the Company also had federal research and development tax credit carry-forwards of approximately $2.4 million and $2.9 million, respectively and state research and development tax credit carry-forwards of approximately $2.8 million and $3.4 million, respectively. The federal research and development tax credits will begin to expire in 2032. The California research and development tax credits carry-forward indefinitely.

Any uncertain tax positions would be related to tax years that remain open and subject to examination by the relevant tax authorities. The Company has no liabilities recorded for uncertain tax positions but does have unrecognized tax benefits of $1.6 million which have been recorded as a direct reduction to the deferred tax asset as of the year ended December 31, 2020. The Company has not accrued for interest or penalties associated with unrecognized tax liabilities. The Company is subject to U.S. federal tax authority examinations and U.S. state tax authority examinations for all years due to the net operating loss carryforwards. The Company files a federal U.S. tax return and several U.S. state income tax returns with varying statues of limitations.

The following changes occurred in the amount of unrecognized tax benefits (in thousands):

	Year Ended December 31
	2019	2020
Gross unrecognized tax benefits at the beginning of the year	$1,040	$1,311
Increases related to current year tax positions	268	251
Increases related to prior year tax positions	3	13

Gross unrecognized tax benefits at the end of the year	$1,311	$1,575

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions which are expected to impact the Company’s financial statements include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

five years and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. The Company does not believe that the CARES Act will have a material impact on its financial position, results of operations, or cash flows.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act, which extended many of the benefits of the CARES Act that were scheduled to expire. The Company is evaluating the impact of the Consolidated Appropriations Act on its financial statements and related disclosures and does not expected a material impact.

On June 29, 2020, the state of California enacted Assembly Bill No. 85 (AB 85) suspending California net operating loss utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. There was no material impact from the provisions of AB 85 in 2020.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change,” as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

11. Related-Party Transactions

During each of the years ended December 31, 2019 and 2020, the Company incurred $0.2 million for facility space, finance and accounting services and other general and administrative support services to a company owned and operated by a member of the Company’s Board and stockholder. The transactions are recorded as selling, general and administrative expenses on the consolidated statements of comprehensive loss. Amounts payable as of December 31, 2019 and December 31, 2020 were immaterial.

During each of the years ended December 31, 2019 and 2020, the Company paid $0.2 million for facility space and other general and administrative support services to a company owned and operated by the former owner of TDO who is now an employee of the Company. The transactions were recorded as selling, general and administrative expenses in the accompanying consolidated statements of comprehensive loss. Amounts payable as of December 31, 2019 and December 31, 2020 are immaterial. Additionally, $0.7 million of the of the contingent earnout paid during 2020 was paid to the former owner of TDO.

12. Segment Information

The Company operates and reports its results in two business segments, Product and Software. The Company reports segment information based on the management approach. The management approach designates the internal reporting used by CODM for decision making and performance assessment as the basis for determining the Company’s reportable segments. The performance measures of the Company’s reportable segments is primarily income (loss) from operations. Income (loss) from operations for each segment includes all revenues, related cost of net revenues, gross profit and operating expenses directly attributable to the segment.

The Company’s Product segment includes GentleWave System console and related accessories and instruments. The GentleWave System offers a novel approach to root canal therapy, using advanced fluid dynamics, broad-spectrum acoustic energy and accelerated chemistry to deliver optimal cleaning and disinfection of the root canal system.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Software segment includes selling traditional software licenses for practice management software to enable an integrated digital office for endodontists as well as SaaS subscriptions for the software.

The Company’s segment information as of and for the years ended December 31, 2019 and 2020 is as follows (in thousands):

	Year Ended December 31, 2019
	Product	Software	Total
Revenue	$29,156	$5,575	$34,731
Cost of sales	23,472	2,190	25,662

Gross profit	5,684	3,385	9,069
Gross margin	19.50%	60.72%	26.11%
Operating expenses:
Selling, general and administrative	33,331	2,229	35,560
Research and development	17,747	1,220	18,967
Change in fair value of contingent earnout	620	—	620

Total operating expenses	51,698	3,449	55,147

Loss from operations	(46,014)	(64)	(46,078)

	Year Ended December 31, 2020
	Product	Software	Total
Revenue	$17,338	$6,013	$23,351
Cost of sales	17,152	2,314	19,466

Gross profit	186	3,699	3,885
Gross margin	1.07%	61.52%	16.64%
Operating expenses:
Selling, general and administrative	24,794	1,901	26,695
Research and development	19,027	1,434	20,461
Change in fair value of contingent earnout	(473)	—	(473)

Total operating expenses	43,348	3,335	46,683

(Loss) income from operations	(43,162)	364	(42,798)

Depreciation:

	As of December 31,
	2019	2020
Product	$1,615	$2,059
Software	24	20

Total	$1,639	$2,079

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Assets:

	As of December 31,
	2019	2020
Product	$107,031	$64,021
Software	12,422	12,120

Total	$119,453	$76,141

13. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):

	Year Ended December 31,
	2019	2020
Numerator:
Net loss attributable to common stockholders	$(49,297)	$(46,665)

Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders - basic and diluted	1,160,387	1,195,944

Net loss per share attributable to common stockholders - basic and diluted	$(42.48)	$(39.02)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would be anti-dilutive:

	December 31,
	2019	2020
Convertible preferred stock	17,031,887	17,031,887
Stock options	1,861,712	2,247,136
Warrants	180,819	180,819
Forward obligation	224,842	224,842

Total	19,299,260	19,684,684

14. Subsequent Events

The Company has evaluated subsequent events for recognition and measurement purposes through August 11, 2021, the date the consolidated financial statements were available to be issued. The Company further evaluated subsequent events for disclosure purposes in these financial statements as of and for the year ended December 31, 2020, through October 22, 2021. There were no events or transactions that occurred that required disclosure, except as described below.

On April 22, 2021, the Company entered into an arrangement to acquire certain assets of a company including patents, intellectual property and a prototype for total consideration of approximately $1.2 million.

SONENDO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 20, 2021, the Company’s Board of Directors approved an amendment to the Company’s Articles of Incorporation to effect a reverse split of shares of the Company’s common stock and convertible preferred stock on a 1-for-1.825 basis (the “Reverse Stock Split”). The par values of the common stock and convertible preferred stock were not adjusted as a result of the Reverse Stock Split. All references to common stock, options to purchase common stock, convertible preferred stock, warrants and forward obligation issued for preferred stock, share data, per share data and related information contained in the consolidated financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented. The Reverse Stock Split was effected on October 22, 2021.

On October 20, 2021, the Company’s Board of Directors approved the Company’s 2021 Equity Incentive Plan (the “2021 Plan”) which will become effective as of the day prior to the Company’s public trading date (the “2021 Plan Effective Date”). The 2021 Plan allows the Company to make equity-based awards to its officers, employees, directors and other key persons, including consultants. The 2021 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, restricted stock, dividend equivalents, RSUs, stock appreciation rights, and other stock or cash awards.

The 2021 Plan provides that the aggregate number of shares available for issuance pursuant to awards thereunder shall be the sum of: (i) 13% of the shares outstanding as of the closing of the initial public offering; (ii) any shares which, as of the 2021 Plan Effective Date, are subject to the 2007 Plan and 2017 Plan prior plan awards which, on or following the 2021 Plan effective date, become available for issuance under the 2021 Plan; and (iii) an annual increase on the first day of each calendar year beginning on and including January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (a) 5% of the aggregate number of shares outstanding on the last day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by the Board.

Following the 2021 Plan Effective Date, the Company will not make any further grants under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards granted under it and the applicable award agreement.

On October 20, 2021, the Company’s Board of Directors approved the 2021 Employee Share purchase Plan (the “ESPP”), which will become effective as of the day prior to the Company’s public trading date. The ESPP provides that the aggregate number of shares of common stock available for issuance pursuant to awards under the ESPP is equal to the sum of: (i) 2% of the shares outstanding as of the closing of the Company initial public offering and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 1% of the shares outstanding on the final day of the immediately preceding calendar year, and (B) such smaller number of shares as is determined by the Board; provided, however, that the number of shares that may be issued or transferred pursuant to the rights granted under the ESPP shall not exceed 10,000,000 shares.

SONENDO, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2020	June 30, 2021
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$51,722	$25,729
Accounts receivable, net	1,934	2,280
Inventory	4,338	5,828
Prepaid expenses and other current assets	901	843

Total current assets	58,895	34,680
Property and equipment, net	3,153	2,860
Operating lease right-of-use assets	3,308	3,113
Intangible assets, net	2,208	3,277
Goodwill	8,454	8,454
Other assets	123	115

Total assets	$76,141	$52,499

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,930	$1,131
Accrued expenses	3,247	2,778
Accrued compensation	3,714	3,000
Operating lease liabilities	802	977
Term loan	28,352	28,798
Other current liabilities	2,756	2,000

Total current liabilities	40,801	38,684
Warrant liabilities	1,914	1,931
Operating lease liabilities, net of current	2,449	2,088
Forward obligation	2,750	2,900
Other liabilities	776	504

Total liabilities	48,690	46,107
Commitments and contingencies (Note 8)
Convertible preferred stock, par value $0.0001; 17,528,207 shares authorized as of December 31, 2020 and June 30, 2021; 17,031,887 shares issued and outstanding as of December 31, 2020 and June 30, 2021; aggregate liquidation preference of $282,198 as of December 31, 2020 and June 30, 2021	281,342	281,342
Stockholders’ deficit:
Common stock, par value $0.001; 21,643,836 shares authorized; 1,247,024 and 1,270,035 shares issued as of December 31, 2020 and June 30, 2021, respectively; 1,200,335 and 1,223,346 shares outstanding as of December 31, 2020 and June 30, 2021, respectively	2	2
Additional paid-in capital	9,703	10,699
Accumulated deficit	(263,545)	(285,600)

	(253,840)	(274,899)
Less: Treasury stock	(51)	(51)

Total stockholders’ deficit	(253,891)	(274,950)

Total liabilities, convertible preferred stock and stockholders’ deficit	$76,141	$52,499

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONENDO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(in thousands, except share and per share data)

	Six Months Ended June 30,
	2020	2021
Product revenue	$6,015	$11,980
Software revenue	2,533	3,439

Total revenue	8,548	15,419
Cost of sales	7,619	11,584

Gross profit	929	3,835
Operating expenses:
Selling, general and administrative	13,621	13,905
Research and development	9,631	9,677
Change in fair value of contingent earnout	(508)	(7)

Total operating expenses	22,744	23,575

Loss from operations	(21,815)	(19,740)
Other income (expense), net:
Interest and financing costs, net	(1,797)	(2,148)
Change in fair value of warrant liabilities	67	(17)
Change in fair value of forward obligation	—	(150)

Loss before income tax benefit	(23,545)	(22,055)

Net loss and comprehensive loss	$(23,545)	$(22,055)

Net loss per share attributable to common stock—basic and diluted	$(19.74)	$(18.20)

Weighted-average shares used in computing net loss per share attributable to common stock—basic and diluted	1,192,866	1,211,645

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONENDO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(unaudited)

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	17,031,887	$281,342	1,188,815	$2	$(51)	$8,015	$(216,880)	$(208,914)
Exercise of stock options	—	—	7,935	—	—	28	—	28
Stock-based compensation	—	—	—	—	—	710	—	710
Net loss	—	—	—	—	—	—	(23,545)	(23,545)

Balance at June 30, 2020	17,031,887	$281,342	1,196,750	$2	$(51)	$8,753	$(240,425)	$(231,721)

	Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	17,031,887	$281,342	1,200,335	$2	$(51)	$9,703	$(263,545)	$(253,891)
Exercise of stock options	—	—	23,011	—	—	89	—	89
Stock-based compensation	—	—	—	—	—	907	—	907
Net loss	—	—	—	—	—	—	(22,055)	(22,055)

Balance at June 30, 2021	17,031,887	$281,342	1,223,346	$2	$(51)	$10,699	$(285,600)	$(274,950)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONENDO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	Six Months Ended June 30,
	2020	2021
Operating activities:
Net loss	$(23,545)	$(22,055)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,118	761
Amortization of intangible assets	265	265
Amortization of right-of-use lease assets	481	477
Stock-based compensation	710	907
Provision for excess and obsolete inventory	25	224
Change in fair value of warrant liabilities	(67)	17
Amortization of debt issuance costs	378	446
Loss on disposal of assets	64	—
Change in fair value of forward obligation	—	150
Change in fair value of contingent earnout	(508)	(7)
Changes in operating assets and liabilities:
Accounts receivable, net	1,484	(346)
Inventory	(439)	(1,713)
Prepaid expenses and other assets	296	66
Accounts payable	(1,730)	(839)
Accrued expenses and other liabilities	(2,084)	(1,363)
Deferred revenue	177	(141)
Accrued compensation	(85)	(714)

Net cash used in operating activities	(23,460)	(23,865)

Investing activities:
Purchases of property and equipment	(359)	(230)
Acquisition of intangible assets	—	(1,297)

Net cash used in investing activities	(359)	(1,527)

Financing activities:
Proceeds from exercise of common stock options	28	89
Payment of contingent consideration	(987)	(667)
Borrowing on Small Business Administration loan	5,138	—
Repayment on Small Business Administration loan	(5,138)	—
Principal repayments on finance lease	(19)	(23)

Net cash used in financing activities	(978)	(601)
Net decrease in cash and cash equivalents	(24,797)	(25,993)

Cash and cash equivalents, beginning of period	92,165	51,722
Cash and cash equivalents, end of period	$67,368	$25,729

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,707	$1,709
Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	$1,335	$283
Lease liabilities recorded for operating lease right-of-use assets	$(1,335)	$(283)
Unpaid property and equipment purchases	$—	$238

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Organization and Basis of Presentation

Description of Business

Sonendo, Inc. (“Sonendo” or the “Company”) was incorporated in June 2006 pursuant to the laws of the State of Delaware under the name Dentatek Corporation. In March 2011, the Company changed its name to Sonendo, Inc. The Company is a medical technology company that has developed and is commercializing the GentleWave System to treat tooth decay. The Company’s principal market is the United States. The Company’s products include the GentleWave System, which is cleared by the United States (“U.S.”) Food and Drug Administration (“FDA”) for sale in the U.S., along with the system’s sterilized, single-use procedure instruments. In addition, the Company offers practice management software to enable an integrated digital office for dental practitioners.

Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Sonendo and its wholly-owned subsidiaries, Pipstek, LLC and TDO Software, Inc. (“TDO”). All significant inter-company balances and transactions among the consolidated entities have been eliminated in consolidation.

Unaudited Interim Financial Statements

The accompanying condensed consolidated financial statements are unaudited and have been prepared on a consistent basis with the Company’s annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial information. The financial data and the other financial information disclosed in these notes to the condensed consolidated financial statements related to the six-month periods are also unaudited. The condensed consolidated results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2021 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed consolidated or omitted. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Liquidity and Management’s Plans

As of June 30, 2021, the Company had cash and cash equivalents of $25.7 million.

The Company has a limited operating history, and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced net losses and negative cash flows from operations since its inception and as of June 30, 2021 had an accumulated deficit of $285.6 million. During the six months ended June 30, 2020 and 2021, the Company incurred net losses of $23.5 million and $22.1 million, respectively and used $23.5 million and $23.9 million of cash and cash equivalents in operations, respectively. The Company will continue to incur significant costs and expenses related to its ongoing operations until it gains market acceptance of products and achieves a level of revenues adequate to support the Company’s operations.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued. Based on its current operating plan, the Company

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

expects that its existing cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements 12 months from the date of issuance of the accompanying condensed consolidated financial statements. This estimate is based on the Company’s current assumptions, including assumptions relating to its ability to manage its spend, that might prove to be wrong, and the Company could use available capital resources sooner than currently expected. The terms of the Company’s term loan contain financial covenants requiring minimum liquidity at all times. It is probable that the Company will not meet the minimum required liquidity covenant in the first quarter of 2022, which would result in an event of default under which the note holder could declare the outstanding principal balance of $30.0 million immediately payable in full.

The Company plans to continue to fund its losses from operations using its cash and cash equivalents as of June 30, 2021 and meet its capital funding needs through equity or debt financings. The Company continually assesses multiple options to obtain additional funding to support its operations, including through financing activities in capital markets, or financing arrangements. If the Company raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing into which the Company enters may impose additional covenants that restrict operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity raise may contain terms that are not favorable to the Company or its stockholders. There can be no assurance that the Company will be able to obtain additional financing on acceptable terms, or at all. If the Company cannot generate sufficient revenues from the sale of its products or secure additional financing on acceptable terms, it may be forced to significantly alter its business strategy, substantially curtail its current operations, or cease operations altogether. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

Due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern for a year after the accompanying condensed consolidated financial statements are issued. The condensed consolidated financial statements and footnotes have been prepared on the basis that the Company will continue as a going concern, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the Company’s inability to continue as a going concern.

COVID-19

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all 50 states within the United States. The COVID-19 outbreak has negatively impacted and may continue to negatively impact the Company’s operations, revenue, and overall financial condition. In response to the pandemic, numerous state and local jurisdictions imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders, and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where the Company’s headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel, and business operations, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in closing of the Company’s headquarters, slowdowns and delays, travel restrictions, and cancellation of training and other events, among other effects, thereby negatively impacting the Company’s operations. Additionally, in the United States, governmental authorities have recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and variants and to focus limited resources and personnel capacity toward the treatment of COVID-19. Even after the “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

residents to control the spread of COVID-19 were significantly reduced in the second quarter of 2021, the Company continues to experience disruptions to its business, including customers continuing to be cautious in restarting procedures in light of the continued risk posed by the virus.

The Company continues to monitor the effects of this global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce and took actions to mitigate the negative impact on its business including among other things, a reduction in force in April 2020, temporary reductions in pay and furloughs of certain positions along with spending reduction programs. The cumulative effect of these disruptions have had, and may continue to have, an adverse impact on the Company’s business and its results of operations. The COVID-19 pandemic continues to evolve and its impact on the Company’s business will depend on several factors that are highly uncertain and unpredictable, including, the efficacy and adoption of vaccines, future resurgences of the virus and its variants, the speed at which government restrictions are lifted, hospitals and healthcare systems patient capacity, and the willingness and ability of patients to seek care and treatment due to safety concerns or financial hardship.

Given the continued uncertainty of the duration of the COVID-19 outbreak and the global responses to curb its spread, the Company is unable to estimate the impact that the COVID-19 outbreak will have on its results of operations, financial condition, or liquidity for the remainder of fiscal year 2021.

Operating Segments

The Company operates two operating and reportable segments: Product and Software. Operating segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), for the purpose of allocating resources and assessing performance. Description of the activities within these segments is included in Note 12.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption and, therefore, for new or revised accounting standards applicable to public companies, the Company will be subject to an extended transition period until those standards would otherwise apply to private companies.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make informed estimates, judgements and assumptions that affect the reported amounts in the consolidated financial statements and disclosures in the accompanying notes, including estimates of probable losses and expenses, as of the date of the accompanying condensed consolidated financial statements. Management considers many factors in selecting appropriate financial accounting policies and in developing the estimates and assumptions that are used in the preparation of these condensed consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including the expected business and operational changes, the sensitivity and volatility associated with the assumptions used in developing estimates, and whether

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Actual results could differ materially from the estimates and assumptions used in the preparation of the accompanying condensed consolidated financial statements under different assumptions or conditions.

Cash Equivalents

The Company considers liquid investments with an original or remaining maturity of three months or less at the date of purchase that can be liquidated without prior notice or penalty to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company’s policy is to mitigate such potential risks by maintaining the Company’s cash balances with entities that management believes possess high credit quality to limit the amount of credit exposure. Substantially all of the Company’s cash and cash equivalents are maintained at one financial institution domiciled in the United States. Cash and cash equivalents can exceed amounts insured by the Federal Deposit Insurance Corporation of up to $250,000. The Company has not experienced any losses in their accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents. The primary objectives of the Company’s investment portfolio are the preservation of capital and maintenance of liquidity.

The Company believes any concentration of credit risk in its accounts receivable is mitigated by its credit evaluation process, relatively short collection terms and the level of credit worthiness of its customers. No individual customer accounted for more than 10% of sales or accounts receivable as of June 30, 2021.

The Company sources materials and services through several vendors. Certain materials are sourced from a single vendor. The loss of certain vendors could result in a temporary disruption of the Company’s commercialization efforts.

The Company’s products require clearance from the FDA and foreign regulatory agencies before commercial sales can commence. There can be no assurance that the Company’s products in development will receive any of these required clearances. The denial or delay of such clearances may have a material adverse impact on the Company’s business in the future. In addition, after the clearance by the FDA, there is still an ongoing risk of adverse events that did not appear during the device clearance process.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technological innovations, clinical development risk, establishment of appropriate commercial partnerships, protection of proprietary technology, compliance with government and environmental regulations, uncertainty of market acceptance of its products, product liability and the need to obtain additional financing.

Accounts Receivable, Net

Accounts receivable pertain to contracts with customers who are granted credit by the Company in the ordinary course of business and are recorded at the invoiced amount. Accounts receivable do not bear interest. Accounts receivable presented on the condensed consolidated balance sheets are adjusted for any write-offs and net of allowance for credit losses. The Company’s allowance for credit losses is developed by using relevant available information including historical collection and loss experience, current economic conditions, prevailing

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

economic conditions, supportable forecasted economic conditions and evaluations of customer balances. Once a receivable is deemed uncollectible after collection efforts have been exhausted, it is written off against the allowance for doubtful accounts. The Company closely monitors the credit quality of its customers and does not generally require collateral or other security on receivables. The allowance for credit losses is measured on a collective basis when similar risk characteristics exist. The Company’s estimate of current expected credit losses was immaterial as of June 30, 2021 and there were no write-offs.

Inventory

Inventory consists of finished products, work-in-process and raw materials and is valued at the lower of cost or net realizable value. Cost may include materials, labor and manufacturing overhead. Cost is determined by the first in first out inventory method. The carrying value of inventory is reviewed for potential impairment whenever indicators suggest that the cost of inventory exceeds the carrying value and management adjusts the inventory to its net realizable value. The Company also periodically evaluates inventory for estimated losses from excess quantities and obsolescence and writes down the cost of inventory to net realizable value at the time such determinations are made. Net realizable value is determined using the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of identified assets acquired and liabilities assumed by the Company in an acquisition of a business. The determination of the value of goodwill and intangible assets arising from a business combination requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company recorded $8.5 million of goodwill in conjunction with the acquisition of TDO.

The Company performs its goodwill impairment analysis at the reporting unit level, which aligns with the Company’s reporting structure and availability of discrete financial information. The Company performs its annual impairment analysis by either comparing a reporting unit’s estimated fair value to its carrying amount or doing a qualitative assessment of a reporting unit’s fair value from the last quantitative assessment to determine if there is potential impairment. The Company may do a qualitative assessment when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and it does not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets. If a quantitative assessment is performed the evaluation includes management estimates of cash flow projections based on internal future projections and/or use of a market approach by looking at market values of comparable companies. Key assumptions for these projections include revenue growth, future gross and operating margin growth, and its weighted cost of capital and terminal growth rates. The revenue and margin growth is based on increased sales of new and existing products as the Company maintains investments in research and development. Additional assumed value creators may include increased efficiencies from capital spending. The resulting cash flows are discounted using a weighted average cost of capital. Operating mechanisms and requirements to ensure that growth and efficiency assumptions will ultimately be realized are also considered in the evaluation.

The Company’s annual evaluation for impairment of goodwill consists of the TDO reporting unit from which the goodwill originated. In accordance with the Company’s policy, the Company completed its most recent annual evaluation for impairment as of December 31, 2020 using a quantitative assessment and determined that no impairment existed. The Company did not identify any relevant events or circumstances which qualitatively indicate it is more likely than not that the fair value of any reporting unit is less than its carrying amount as of June 30, 2021.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The assumptions used in the estimate of fair value are generally consistent with the past performance of the Company and are also consistent with the projections and assumptions that are used in current operating plans. The assumptions are subject to change as a result of changing economic and competitive conditions.

Intangible assets with a finite life, consist mainly of developed technology, customer relationships, and tradenames acquired in conjunction with the acquisition of TDO. The Company acquired certain patents supporting various apparatuses for endodontic treatment in June 2021 for $1.3 million. The investment was accounted for as an asset acquisition of defensive intangible assets and will be amortized over ten years, the period it is expected to contribute indirectly to the Company’s future cash flows. Definite-lived intangible assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line basis over their estimated useful life, which range from five to ten years. In determining the useful lives of intangible assets, the Company considers the expected use of the assets and the effects of obsolescence, demand, competition, anticipated technological advances, market influences and other economic factors. Trademarks and trade names that are related to products are assigned lives consistent with the period in which the products bearing each brand are expected to be sold.

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining amortization period, the Company reduces the net carrying value of the related intangible asset to fair value and may adjust the remaining amortization period. An impairment analysis is subjective and assumptions regarding future growth rates and operating expense levels can have a significant impact on the expected future cash flows and impairment analysis. No impairment was recorded during the six months ended June 31, 2020 and 2021.

Fair Value of Financial Instruments

The Company applies fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company’s financial instruments consist principally of cash, cash equivalents, accounts receivable, accounts payable, operating lease liabilities, warrant liabilities, forward obligation, contingent earnout, and a note payable. Fair value is measured as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1—Observable inputs such as unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities the Company has the ability to access.

Level 2—Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. These include

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are significant to the fair value measurement and reflect the reporting entity’s use of significant management judgment and assumptions when there is little or no market data. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. These include the Black-Scholes option-pricing model which uses inputs such as expected volatility, risk-free interest rate and expected term to determine fair market valuation.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting date. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value measurement hierarchy during the years presented.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and certain accrued expenses approximate fair value due to the short-term nature of these items. Accordingly, the Company estimates that the recorded amounts approximate fair market value. The fair values of note payable and operating lease liabilities at June 30, 2021 approximated their carrying values, based on the borrowing rates that were available for loans with similar terms as of that date.

Non-financial assets and liabilities measured on a nonrecurring basis

Certain non-financial assets and liabilities are measured at fair value, usually with Level 3 inputs including the discounted cash flow method or cost method, on a nonrecurring basis in accordance with authoritative guidance. These include items such as non-financial assets and liabilities initially measured at fair value in a business combination and non-financial long-lived assets measured at fair value for an impairment assessment. In general, non-financial assets, including goodwill, right-of-use assets, intangible assets and property and equipment, are measured at fair value when there is an indication of impairment and are recorded at fair value only when any impairment is recognized.

Warrant Liabilities

The Company recognizes freestanding warrants to purchase shares of its convertible preferred stock as a liability recognized at fair value as these warrant instruments are embedded in contracts that may be cash settled. The redeemable convertible preferred stock warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred stock at the holder’s option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred stock are considered contingent redemption provisions that are not solely within the control of the Company. Therefore, the convertible preferred stock is classified in temporary equity on the accompanying condensed consolidated balance sheets, and the warrants to purchase the convertible preferred stock are classified as liabilities.

The warrants are recorded on the accompanying condensed consolidated balance sheets at their fair value on the date of issuance and subject to re-measurement at each balance sheet date until settlement. Changes in fair value for warrants classified as liabilities are recognized as a component of other income (expense), net on the accompanying condensed consolidated statements of operations and comprehensive loss. The Company estimates the fair value of these liabilities using option pricing models and assumptions that are based on the

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. Pursuant to the terms of these warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of the Company’s common stock based upon the conversion ratio of the underlying class of preferred stock. The consummation of an initial public offering will result in the conversion of all classes of the Company’s preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants will be classified as a component of equity and will no longer be subject to re-measurement.

Revenue Recognition

Contracts with Customers

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. Specifically, the Company applies the following five core principles to recognize revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation.

Product revenue is generated from sales of the GentleWave System and related procedure instruments and accessories. Software revenue is generated from sales of TDO’s The Digital Office endodontist practice management software licenses. The Company’s products are sold primarily in the United States directly to customers through its field sales force.

Performance Obligations

The Company’s performance obligations primarily arise from the manufacture and delivery of the GentleWave System, related procedure instruments and accessories, and the delivery or license of TDO software and related ancillary services. Payment terms are typically on open credit terms consistent with industry practice and do not have significant financing components. Consideration may be variable based on volume.

The Company considers the individual deliverables in its product offering as separate performance obligations and assesses whether each promised good or service is distinct. The total contract transaction price is determined based on the consideration expected to be received, based on the stated value in contractual arrangements or the estimated cash to be collected in no-contracted arrangements, and is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The stand-alone selling price is based on an observable price offered to other comparable customers. The Company estimates the standalone selling price using the market assessment approach considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer and market conditions. The Company regularly reviews and updates standalone selling prices as necessary. The consideration the Company receives in exchange for its goods or services is only recognized when it is probable that a significant reversal will not occur. The consideration to which the Company expects to be entitled includes a stated list price, less various forms of variable consideration. The Company estimates related variable consideration at the point of sale, including discounts, product returns, refunds, and other similar obligations.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Revenue is recognized over time when the customer simultaneously receives and consumes the benefits provided by the Company’s performance. Revenue is recognized at a point in time if the criteria for recognizing revenue over time are not met, and the Company has transferred control of the goods to the customer.

Product revenue is recognized at a point in time when the Company has transferred control to the customer, which is generally when title of the goods transfers to the customer.

Software is licensed via delivery to the customer or via a service arrangement under which cloud-based access is provided on a subscription basis (software-as-a-service). When a fixed up-front license fee is received in exchange for the delivery of software, revenue is recognized at the point in time when the delivery of the software has occurred. When software is licensed on a subscription basis, revenue is recognized over the respective license period.

The Company also sells extended service contracts on its GentleWave Systems. Sales of extended service contracts are recorded as deferred revenue until such time as the standard warranty expires, which is generally up to two years from the date of sale. Service contract revenue is recognized on a straight-line basis over time consistent with the life of the related service contract in proportion to the costs incurred in fulfilling performance obligations under the service contract.

Revenue for technical support and other services is recognized ratably over the performance obligation period.

The Company generally does not experience returns. If necessary, a provision is recorded for estimated sales returns and allowances and is deducted from gross product revenue to arrive at net product revenue in the period the related revenue is recorded. These estimates are based on historical sales returns and allowances and other known factors. Actual returns and claims in any future period are inherently uncertain and thus may differ from these estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves established, a reduction or increase to revenue will be recorded in the period in which such a determination is made.

All non-income government-assessed taxes (sales and use taxes) collected from the Company’s customers and remitted to governmental agencies are recorded in accrued expenses and other current liabilities until they are remitted to the government agency.

The Company has adopted the practical expedient permitting the direct expensing of costs incurred to obtain contracts where the amortization of such costs would occur over one year or less, and it applied to substantially all the Company’s contracts.

Contract liabilities

The Company recognizes a contract liability when a customer pays for good or services for which the Company has not yet transferred control. The balances of the Company’s contract liabilities are as follows (in thousands):

	As of December 31, 2020	As of June 30, 2021
Extended service contracts	$271	$290

Subscription software licenses	572	412

Total contract liabilities	843	702

Less: long-term portion	5	2

Contract liabilities—current	$838	$700

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Contract liabilities are included within other current liabilities and other long-term liabilities in the accompanying condensed consolidated balance sheets. Revenue recognized during the six months ended June 30, 2020 and 2021 that was included in the contract liability balance as of December 31, 2019 and 2020 was $0.5 million and $0.8 million, respectively.

Disaggregation of revenue

The Company disaggregates revenue from contracts with customers by segment and by the timing of when goods and services are transferred which depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected.

The following table provides information regarding revenues disaggregated by segment and the timing of when goods and services are transferred (in thousands):

	Six Months Ended June 30,
	2020	2021
Product revenue recognized at a point in time	$5,820	$11,573
Product revenue recognized over time	195	407
Software revenue recognized at a point in time	159	518
Software revenue recognized over time	2,374	2,921

Total	$8,548	$15,419

Warranty Reserve

The Company provides a standard warranty on its GentleWave Systems for a specified period of time. For the six months ended June 30, 2020 and 2021, GentleWave Systems sold were covered by the warranty for a period of up to two years from the date of sale. Estimated warranty costs are recorded as a liability at the time of delivery with a corresponding provision to cost of sales. Warranty expenses expected to be incurred within 12 months from the date of sale are classified as other short-term liabilities while those expected to be incurred after 12 months from the date of sale are classified as other long-term liabilities in the accompanying condensed consolidated balance sheets. Warranty accruals are estimated based on the current product costs, the Company’s historical experience, management’s expectations of future conditions and standard maintenance schedules. The Company evaluates this reserve on a regular basis and makes adjustments as necessary.

The following table provides a reconciliation of the change in estimated warranty (in thousands):

For Six Months Ended June 30, 2021
Balance at beginning of period	$1,584
Provision for warranties issued	660
Warranty costs incurred	(848)

Balance at end of period	$1,396

Current portion	$992
Non-current portion	404

Total	$1,396

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The warranty liability, current and non-current, are included in other current liabilities and other liabilities, respectively, on the condensed consolidated balance sheets.

Research and Development

Research and development (“R&D”) expenses consist of costs incurred for proprietary R&D programs, and are recorded to operating expenses when incurred. Research and development expenses primarily include (1) personnel-related costs, including compensation and benefits and stock-based compensation associated with R&D personnel, (2) costs related to clinical and pre-clinical testing of the Company’s technologies under development, and (3) other R&D expenses. Costs to acquire technologies to be used in R&D that have not reached technological feasibility and have no alternative future use are also expensed as incurred.

Stock-Based Compensation

The Company periodically grants equity-based payment awards in the form of stock options to employees, directors and non-employees and records stock-based compensation expenses for awards of stock-based payments based on their estimated fair value at the grant date. The Company recognizes stock-based compensation expense for all equity-based payments, including stock options.

Stock-based compensation costs are calculated based on the estimated fair value of the underlying option using the Black-Scholes option-pricing model on the date of grant for stock options and recognized as expense in the accompanying condensed consolidated statement of comprehensive loss on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related input assumptions requires judgment, including estimating the fair value of the Company’s common stock, stock price volatility, and expected term:

•

Given the absence of a public trading market, the fair value of the Company’s common stock is determined by the Company’s Board of Directors (the “Board”) at the time of each option grant by considering a number of objective and subjective factors. These factors include the valuation of a select group of public peer group companies within the medical device industry that focus on technological advances and development that the Board believes is comparable to the Company’s operations; operating and financial performance; the lack of liquidity of the common stock and trends in the broader economy and medical device industry also impact the determination of the fair value of the common stock. In addition, the Company regularly engages a third-party valuation specialist to assist with estimates related to the valuation of the Company’s common stock;

•

The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero coupon U.S. Treasury notes with maturities approximating each grant’s expected term;

•	The dividend yield is zero as the Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future;

•

The expected term for options granted is calculated using the “simplified method” and represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award;

•

Expected volatility is derived from the historical volatilities of a select group of comparable peer companies, for a look-back period commensurate with the expected term of the stock options, as the Company has no trading history of common stock.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

No compensation cost is recognized for awards with performance conditions until that condition is probable of being met. Forfeitures of unvested stock option awards are recognized as reductions of expense as they occur.

Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its convertible preferred stock to be participating securities as the holders of such stock have the right to receive dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share is calculated by dividing net loss attributable to Company’s stockholders by the weighted average number of common stock outstanding for the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, convertible preferred stock, stock options, forward obligation, and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive securities are anti-dilutive.

Recent Accounting Updates

Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASU”). ASU’s not listed below were assessed and determined not to be applicable or are expected to have minimal impact on the Company’s condensed consolidated financial statements.

Recent Accounting Updates Not Yet Effective

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes.” This guidance, among other provisions, eliminates certain exceptions to existing guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This guidance also requires an entity to reflect the effect of an enacted change in tax laws or rates in its effective income tax rate in the first interim period that includes the enactment date of the new legislation, aligning the timing of recognition of the effects from enacted tax law changes on the effective income tax rate with the effects on deferred income tax assets and liabilities. Under existing guidance, an entity recognizes the effects of the enacted tax law change on the effective income tax rate in the period that includes the effective date of the tax law. ASU 2019-12 is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. This will be effective for public companies, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company is currently assessing the impact of the adoption of this standard on its financial statements as well as whether to early adopt the new standard.

3. Balance Sheet Components

Inventory

Inventory consisted of the following (in thousands):

	December 31, 2020	June 30, 2021
Raw materials	$2,114	$2,869
Work in process	308	153
Finished goods	1,916	2,806

Total	$4,338	$5,828

The Company recorded a reserve for excess and obsolete inventory of $1.1 million and $1.3 million at December 31, 2020 and June 30, 2021, respectively.

Intangible assets, net

Intangible assets, net were comprised of the following at December 31, 2020 and June 30, 2021 (in thousands):

	Gross	Accumulated Amortization	Net
Developed Technology (5 years)	$1,110	$490	$620
Customer relationships (7 years)	1,910	603	1,307
Tradenames (10 years)	360	79	281

December 31, 2020	$3,380	$1,172	$2,208

	Gross	Accumulated Amortization	Net
Developed Technology (5-10 years)	$2,445	$601	$1,844
Customer relationships (7 years)	1,910	739	1,171
Tradenames (10 years)	360	98	262

June 30, 2021	$4,715	$1,438	$3,277

For the six months ended June 30, 2020 and 2021, amortization expense related to the above finite-lived intangible assets was $0.1 million recorded in cost of sales and $0.2 million recorded in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Estimated future annual amortization expense related to intangible assets, net at June 30, 2021 was as follows (in thousands):

2021 (remaining six months)	$332
2022	664
2023	618
2024	442
2025	386
Thereafter	835

Total amortizable intangible assets	$3,277

The weighted average amortization period as of June 30, 2021 of the Company’s intangible assets is 7.6 years.

4. Fair Value of Financial Instruments

The following table provides the assets and liabilities measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such value (in thousands):

December 31, 2020	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$50,897	$50,897	$—	$—
Liabilities:
Warrants	$1,914	$—	$—	$1,914
Forward obligation	$2,750	$—	$—	$2,750
Contingent earnout	$930	$—	$—	$930

June 30, 2021	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$25,701	$25,701	$—	$—
Liabilities:
Warrants	$1,931	$—	$—	$1,931
Forward obligation	$2,900	$—	$—	$2,900
Contingent earout	$256	$—	$—	$256

Recurring liabilities included in Level 3 consist of preferred stock warrants, a forward obligation to transfer shares of Series D preferred stock, and a contingent earnout.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table is a rollforward of the estimated fair values for instruments classified by the Company within Level 3 of the fair value hierarchy defined above, measured using significant unobservable inputs (in thousands):

	Warrant liabilities	Forward obligation	Contingent earnout	Total
December 31, 2019	$2,260	$2,500	$2,390	$7,150
Payout of contingent earnout	—	—	(987)	(987)
Change in fair value	(67)	—	(508)	(575)

June 30, 2020	$2,193	$2,500	$895	$5,588

	Warrant liabilities	Forward obligation	Contingent earnout	Total
December 31, 2020	$1,914	$2,750	$930	$5,594
Payout of contingent earnout	—	—	(667)	(667)
Change in fair value	17	150	(7)	160

June 30, 2021	$1,931	$2,900	$256	$5,087

There were no transfers in or out of level 3 during the year ended December 31, 2020 and the six months ended June 30, 2021.

Warrants

In December 2013, the Company entered into a $10.0 million term loan facility with Oxford Finance LLC. The term loan was repaid in full in June 2017. In connection with the term loan, the Company issued immediately exercisable warrants to the lender for the purchase of 27,397 shares of the Company’s Series C-1 preferred stock equal to three percent of the aggregate amount funded.

In June 2017, the Company entered into a term loan facility with Perceptive Credit Holdings, LP which was subsequently amended in October 2018 and again in October 2019 (see Note 9). Upon funding of the initial loan, and each initial tranche of the amended loans, the Company issued immediately exercisable warrants to the lender for the purchase of 54,793 shares of the Company’s Series D preferred stock and 49,315 shares of the Company’s Series E preferred stock, respectively. The fair value at issuance of the Series E preferred stock warrants related to the October 2019 amendment was $0.8 million.

The Company recognized warrants to purchase shares of convertible preferred stock issued in connection with certain debt as liabilities. The Company will continue to adjust the liability for changes in fair value of these warrants until the earlier of: (1) exercise of warrants; (2) expiration of warrants; (3) a merger, acquisition, or other change of control; or (4) the consummation of the Company’s initial public offering, at which time the liability will be reclassified to stockholders’ equity.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Warrants included the following (in thousands, except share data):

			Warrants outstanding		Estimated Fair value
Warrants	Number of warrants issued	Purchase Price Per Share	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021
Series C-1	27,397	10.95	27,397	27,397	$225	$213
Series D	54,793	17.80	54,793	54,793	500	501
Series E	49,315	20.08	49,315	49,315	575	595
Series E	49,314	20.08	49,314	49,314	614	622

	180,819		180,819	180,819	$1,914	$1,931

As of June 30, 2020 and 2021, warrants fully vested and outstanding had estimated fair values ranging between $6.17 to $16.49 and $7.35 to $12.62, respectively. Fair values were determined using the Black-Scholes option-pricing model with the following input assumptions for the six months ended June 30, 2020 and 2021:

	Six Months Ended June, 30 2020	Six Months Ended June, 30 2021
	Range (Weighted Average)	Range (Weighted Average)
Expected volatility	78.30% to 87.29% (82.87%)	79.10% to 85.51% (80.38%)
Dividend yield	0.00%	0.00%
Risk-free interest rates	0.21% to 0.62% (0.54%)	0.35% to 1.31% (1.12%)
Expected term	3.50 years to 9.27 years (8.04 years)	2.50 years to 8.27 years (6.80 years)

Assumptions were weighted by the relative fair value of the instruments. An increase in the expected volatility, risk-free interest rates, and expected term would result in an increase to the estimated value of the warrants while an increase in the dividend yield would result in a decrease to the estimated value of the warrants.

These warrants expire between December 2023 and October 2029.

Forward obligation

In connection with a December 2016 asset acquisition, a portion of the transaction consideration included the issuance of a maximum of 224,842 shares of Sonendo Series D Preferred Stock, issued, paid and deliverable upon the earliest to occur of (i) an extraordinary event, as defined in the purchase agreement; (ii) a public offering of any securities of the Company, in which the shares of the Series D preferred stock of the Company are converted in accordance with the then effective certificate of incorporation of the Company, or in connection with which the holders of the Series D preferred stock agree to convert their shares of series D preferred stock into conversion shares, as defined in the purchase agreement; or (iii) the 7th anniversary after the closing of the transaction. The Company measured the estimated value of the shares of Series D Preferred Stock as of the acquisition date based on the estimated fair value of the Series D preferred stock reflecting a discount for marketability. The fair value of the forward obligation was estimated by the Board with input from a third party valuation specialist, based on management estimates and assumptions reflecting the anticipated timing of delivery of the underlying preferred stock and utilizing the probability tree valuation method. This approach calculates estimated fair value by future cash flows attributable to the forward obligation using significant unobservable inputs, including the probabilities of multiple scenarios with individual probabilities ranging from 10% to 55%, and estimates of the timing of the achievement of various liquidity event scenarios.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Changes in the fair value of the Series D preferred stock shares would affect the ultimate fair value of the shares transferred upon settlement. As of June 30, 2021, no shares of Series D preferred stock were issued in connection with the Forward Obligation.

Significant increases or decreases in any of the probabilities and other inputs could result in a significantly higher or lower fair value measurement, respectively.

Contingent earnout

In connection with the acquisition of TDO, the Company is required to record a liability related to certain contingent earnout provisions, which are based on annual sales of licenses and units, as defined in the stock purchase agreement, for each of the years ending December 31, 2019, 2020, and 2021.

The Company paid $1.0 million in the six months ended June 30, 2020 related to the total earnout for the year ended December 31, 2019. The Company paid $0.7 million in the six months ended June 30, 2021 related to the total earnout for the year ended December 31, 2020. The contingent earnout provisions could require the Company to pay $0.7 million for license sales and $0.5 million for unit sales for the year ending December 31, 2021.

The fair value of the contingent earnout is estimated by the Board with input from a third party valuation specialist, using a Monte Carlo simulation model consistent with that utilized at the time of acquisition. The valuation utilizes certain significant unobservable inputs which include forecasted sales projections and discount rate, 7.6% as of June 30, 2021. An increase in the forecasted sales projections would generally result in an increase to the value of the contingent earnout while an increase in the discount rate would result in a decrease to the value of the contingent earnout.

5. Convertible Preferred Stock and Stockholders’ Deficit

Authorized Shares

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of two classes of stock designated as common and preferred stock, each having a par value of $0.001 per share. The number of shares authorized at June 30, 2021 is 39,172,043, consisting of 21,643,836 shares of common stock and 17,528,207 shares of preferred stock, designated as Series A-1, Series B, Series C, Series C-1, Series D, and Series E preferred stock in the amounts included in the table below.

Convertible Preferred Stock

The Company classifies convertible preferred stock as temporary equity on the accompanying condensed consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company. The requirements of a deemed liquidation event, as defined within its amended and restated certificate of incorporation filed in 2019 are not entirely within the Company’s control. In the event of such a deemed liquidation event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock. The Company records the issuance of preferred stock at the issuance price less related issuance costs. The Company has not adjusted the carrying value of outstanding preferred stock to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table summarizes information related to issuance of the Company’s preferred stock at December 31, and June 30, 2021 (in thousands, except share and per share data):

Preferred Stock Class	Number of Shares Authorized	Shares Issued and Outstanding	Carrying Value(1)	Conversion Price Per Share	Number of Common Stock Equivalent Shares	Liquidation Preference
Series A-1	730,591	730,591	$500	$0.6800	730,591	$500
Series B	955,573	955,573	6,999	7.2600	955,573	6,941
Series C	917,554	917,554	9,073	10.0400	917,554	9,210
Series C-1	1,671,229	1,643,832	17,941	10.9500	1,643,832	18,000
Series D	4,261,994	3,982,359	70,686	17.7900	3,982,359	70,847
Series E	8,991,266	8,801,978	176,143	20.0800	8,801,978	176,700

	17,528,207	17,031,887	$281,342		17,031,887	$282,198

(1)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs and the fair value at issuance of preferred stock warrants classified as a liability.

Common Stock

Each share of common stock is entitled to one vote.

Common stock reserved for future issuance consisted of the following:

	As of December 31, 2020	As of June 30, 2021
Conversion of preferred stock	17,031,887	17,031,887
Preferred stock warrants	180,819	180,819
Forward obligation	224,842	224,842
Stock options issued and outstanding under the 2007 and 2017 Plan	2,247,136	2,436,690
Common shares available for future grant under the 2017 Plan	696,660	484,288

6. Stock-Based Compensation Expense

During 2017, the Company adopted a stock option plan (the “2017 Plan”) which replaced the Company’s 2007 stock option plan (the “2007 Plan”). Following the adoption of the 2017 Plan, no stock options were granted under the 2007 Plan. As of June 30, 2021, the Company reserved an aggregate of 2,294,383 shares of common stock for issuance under the 2017 Plan. The exercise price of options granted under the 2017 Plan are set at fair market value at the date of the grant as estimated by the Company’s Board with an exercise price of no less than 100% of estimated fair market value on the date of grant. Time based awards generally vest over four years, and are exercisable for up to ten years from the date of grant. Certain options are exercisable immediately, and are subject to a repurchase right by the Company, which lapses over the original vesting period of the options.

The fair value of each stock option is measured as of the date of grant, and compensation expense is recognized over the period during which the recipient renders the required services to the Company.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Stock-based compensation included in the Company’s condensed consolidated statements of operations and comprehensive loss is allocated as follows (in thousands):

	Six Months Ended June 30,
	2020	2021
Cost of sales	$69	$107
Selling, general and administrative	453	541
Research and development	188	259

Total stock-based compensation expense	$710	$907

The Company’s calculations of estimated fair value of the stock option awards were made using the Black-Scholes option-pricing model with the following input assumptions:

	Six Months Ended June 30, 2021
	Range	Weighted Average
Expected volatility	80.49% to 83.08%	81.76%
Dividend yield	0.00%	0.00%
Risk-free interest rates	0.98% to 1.29%	1.09%
Expected term	5.49 years to 6.64 years	6.06 years

A summary of stock option activities is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2020	2,247,136
Granted	343,249	$11.50
Forfeited	(130,893)	$6.50
Exercised	(22,802)	$3.85

Outstanding, June 30, 2021	2,436,690

The weighted-average grant-date fair value of the options granted during the six months ended June 30, 2021 was $8.00 per share.

Certain stock option grants under the 2017 Plan allow the recipient to exercise the options prior to the options becoming fully vested. Under the 2017 Plan, the Company retains the right to repurchase common shares that have been issued upon early exercise of options at the original issue price. During the six months ended June 30, 2021, the Company did not repurchase shares. There was no material amount of shares of common stock subject to repurchase as of June 30, 2021. Cash received for the early exercise of unvested stock options is initially recorded as a liability and are released to equity over the vesting period. During the six months ended June 30, 2021, 205 early exercised stock options vested and were released to equity.

A summary of non-vested options is as follows:

	Number of Options	Weighted- Average Fair Value
Non-vested as of June 30, 2021	1,084,574	$5.47
Early exercised unvested as of June 30, 2021	307	$3.30

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The weighted-average fair value of shares vested during the six months ended June 30, 2021 was $3.83 per share.

Information regarding the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options vested and exercisable as of June 30, 2021 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Outstanding at June 30, 2021	2,436,690	$5.97	7.269
Vested and exercisable at June 30, 2021	1,352,012	$4.33	5.975

The aggregate intrinsic value of stock options outstanding, and vested and exercisable, is $13.5 million and $9.7 million, respectively, based on the Company’s estimate of the fair value of the common stock as of June 30, 2021 of $11.52 per share.

As of June 30, 2021, there is unrecognized compensation expense of $5.1 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 3.01 years.

As of June 30, 2021, the total number of outstanding options vested, or expected to vest, is 2,299,961, with a weighted-average exercise price of $5.84 per share. The average remaining life of these options is 7.18 years and the aggregate intrinsic value is $13.0 million.

7. Leases

The Company leases office space under operating leases with expirations ranging from April 2021 to March 2025, some of which include rent escalations or an option to extend the lease for up to three years per renewal. The exercise of lease renewal options is at the sole discretion of the Company. Where real estate leases contain an option to renew, any period beyond the option date is only included as part of the lease term if the Company is reasonably certain to exercise the option.

As of June 30, 2021, the Company has not entered into any leases which have not yet commenced that would entitle the Company to significant rights or create additional obligations.

Cash paid for amounts included in the lease liability were $0.5 million and $0.6 million for the six months ended June 30, 2020 and 2021, respectively. Variable operating lease expenses consist primarily real estate taxes and insurance. The components of lease expense and related cash flows were as follows (in thousands):

	Six Months Ended June 30
	2020	2021
Rent expense	$511	$589
Short-term lease costs	89	—
Variable lease costs	40	47

Total	$640	$636

	Six Months Ended June 30
	2020	2021
Cost of sales	$109	$107
Selling, general and administrative	531	529

Total	$640	$636

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Supplemental balance sheet information related to leases were as follows (in thousands):

	As of December 31, 2020	As of June 30, 2021
Operating Leases
Operating lease right-of-use assets	$3,308	$3,113

Operating lease liabilities	$802	$977
Operating lease liabilities, net of current	2,449	2,088

Total operating lease liabilities	$3,251	$3,065

As of June 30, 2021, the remaining weighted-average lease term of the operating leases was 3.19 years and the weighted-average discount rate was 7.59%.

Future minimum lease payments under these leases are as follows (in thousands):

2021 (remaining six months)	$587
2022	1,167
2023	1,013
2024	617
2025	156

Total undiscounted lease payments	3,540
Less present value discount	(475)

Operating lease liabilities	$3,065

8. Commitments and Contingencies

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business, including without limitation, actions with respect to intellectual property, employment, regulatory, product liability and contractual matters. In connection with these proceedings or matters, the Company regularly assesses the probability and amount (or range) of possible issues based on the developments in these proceedings or matters. A liability is recorded in the condensed consolidated financial statements if it is determined that it is probable that a loss has been incurred, and that the amount (or range) of the loss can be reasonably estimated. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

9. Term Loan

Perceptive loan

On June 23, 2017, the Company entered into an aggregate $20.0 million delayed-draw term loan with Perceptive Credit Holdings, LP (the “Perceptive Loan”). The initial loan of $10.0 million was made in a single borrowing on June 23, 2017. The interest rate for the loan is the greater of the 1-month LIBOR and 2.00% plus the applicable margin of 9.25% (11.25% at June 23, 2017 and June 30, 2021). In connection with the Perceptive Loan, the Company issued 54,793 warrants on its Series D Preferred shares (see Note 5).

On October 16, 2018, the Company amended the terms of the Perceptive Loan (the “Amended Perceptive Loan”), providing an additional tranche consisting of two borrowings; an initial draw in the amount of

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

$10.0 million with an initial delayed draw date that was extended from December 22, 2017 to October 31, 2018 and a delayed-draw term loan in the amount of $10.0 million that was required to be initiated on or before December 31, 2019. The initial draw was exercised on October 16, 2018 and required a loan origination fee of 1.50% of the principal amount borrowed. In addition, the Company issued 49,315 warrants on its Series E Preferred shares upon the initial borrowing on the Amended Perceptive Loan (see Note 5). The Company evaluated the amendment as a modification.

The subsequent delayed-draw term loan under the Amended Perceptive Loan was exercised on October 7, 2019 and included warrants of 49,314 Series E Preferred shares. In conjunction with the borrowing, the Company paid an origination fee equal to 1.50% of the principal amount borrowed as well as lender’s legal fees and expenses.

On October 7, 2019, the Company entered into a second amendment to the Perceptive Loan (the “Second Amended Perceptive Loan”), providing two additional tranches of delayed-draw term loans of $10.0 million each, for an aggregate amount of $20.0 million. The additional tranches were required to be initiated on or before December 31, 2020 and each included warrants of 32,876 shares of Series E Preferred shares. The second of these additional delayed-draw term loans included a revenue milestone requiring the achievement of a minimum level of trailing twelve month revenues prior to exercising the delayed-draw loan. The Second Amended Perceptive Loan also modified the repayment of all outstanding principal to be due at maturity on June 23, 2022. The Company evaluated the amendment as a modification. The additional tranches were not exercised prior to their expiration.

On May 15, 2020, the Company entered into a third amendment to the Perceptive Loan, which allowed the Company to waive the defaults that occurred with the initial grant and subsequent repayment of the PPP loan. The Company evaluated the amendment as a modification.

On October 13, 2020, the Company entered into a fourth amendment to the Perceptive Loan, which amended the Perceptive Loan to remove the required revenue covenant calculation dates of September 30, 2020 and December 31, 2020. The Company evaluated the amendment as a modification.

For the six months ended June 30, 2020 and 2021, the effective interest rate was 14.9%. respectively.

On August 23, 2021, the Company entered into a fifth amendment to the Perceptive Loan (the “Fifth Amended Perceptive Loan”) which transferred the loan to Perceptive Credit Holdings III, LP and provides two additional tranches of delayed-draw term loans of $10.0 million each, for an aggregate amount of $20.0 million. The two additional tranches are required to be initiated on or before December 31, 2021 and March 31, 2022, respectively, and included warrants to purchase 150,684 shares of Series E Preferred shares at $11.00 per share. The Fifth Amended Perceptive Loan also modified the repayment of all outstanding principal to be due at maturity on August 23, 2026.

Future principal repayments on the Perceptive Loan, as amended, as of June 30, 2021, are as follows (in thousands):

Principal
2026	$30,000

Total	$30,000

The amended and restated credit agreement also includes financial covenants that require the Company to (i) maintain, at all times, a minimum aggregate balance of $3.0 million in cash in one or more controlled accounts, and (ii) satisfy certain minimum revenue thresholds, measured for the twelve consecutive month period on each calendar quarter-end until June 30, 2026. These thresholds increase over time and range from

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

$26.4 million for the twelve month period ended September 30, 2021 to $95.3 million for the twelve month period ended June 30, 2026. Failure to satisfy these financial covenants would constitute an event of default under the agreement.

During the six months ended June 30, 2021, the Company was in compliance with all financial covenants and conditions required by the outstanding Perceptive Loan. As mentioned in Note 1 “Liquidity and Management’s Plans,” the Company is not forecasting continued compliance with its financial debt covenant to maintain a minimum aggregate balance of $3.0 million in cash over the next twelve months. Pursuant to the terms of the Perceptive Loan, upon default, the lender could declare the outstanding principal balance of $30.0 million immediately due and payable in whole, together with accrued interest thereon and all fees and other obligations. Accordingly, the Company has classified the term loan as a current liability in the accompanying consolidated balance sheet at June 30, 2021.

Small Business Administration Paycheck Protection Program Loan (“PPP Loan”)

On April 22, 2020, the Company was granted a loan in the aggregate amount of $5.1 million, pursuant to the Paycheck Protection Program (the “PPP loan”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The receipt of this loan triggered an event of default under the Perceptive Loan, which was subsequently waived by the lender through the third amendment on May 15, 2020 discussed above. On May 7, 2020, the PPP Loan was repaid in full.

10. Income Taxes

The Company maintains a full valuation allowance against its net deferred tax assets as of June 30, 2021 based on the current assessment that it is not more likely than not these future benefits will be realized before expiration. No material income tax expense or benefit has been recorded given the valuation allowance position and projected taxable losses in the jurisdictions where the Company files income tax returns. The Company has not experienced any significant increases or decreases to its unrecognized tax benefits since December 31, 2020 and does not expect any within the next 12 months.

The Company monitors changes to the tax laws in the states it conducts business and files corporate income tax returns.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change,” as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. The Company has not completed an analysis regarding the limitation of net operating loss and R&D credit carryforards as of June 30, 2021.

The Company is subject to U.S. federal and various states income taxes. The federal returns for tax years 2017 through 2020 remain open to examination and the state returns remain subject to examination for tax years 2016 through 2020. Carryforward attributes that were generated in years where the statute of limitations is closed may still be adjusted upon examination by the Internal Revenue Service or other respective tax authorities. All other state jurisdictions remain open to examination.

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

11. Related-Party Transactions

During the six months ended June 30, 2020 and 2021, the Company incurred $0.1 million and $0.04 million, respectively, for facility space, finance and accounting services and other general and administrative support services to a company owned and operated by a member of the Company’s Board and stockholder. The transactions are recorded as selling, general and administrative expenses on the condensed consolidated statements of comprehensive loss. Amounts payable as of June 30, 2021 were immaterial.

During each of the six months ended June 30, 2020 and 2021, the Company paid $0.1 million for facility space and other general and administrative support services to a company owned and operated by the former owner of TDO who is now an employee of the Company. The transactions were recorded as selling, general and administrative expenses in the accompanying condensed consolidated statements of comprehensive loss. Amounts payable as of June 30, 2021 were immaterial. Additionally, $0.7 million and $0.5 million of the of the contingent earnout paid during the six months ended June 30, 2020 and 2021, respectively, was paid to the former owner of TDO.

12. Segment Information

The Company’s segment information as of and for the six months ended June 30, 2020 and 2021 is as follows (in thousands):

	Six Months Ended June 30, 2020
	Product	Software	Total
Revenue	$6,015	$2,533	$8,548
Cost of sales	6,569	1,050	7,619

Gross profit	(554)	1,483	929
Gross margin	(9.21)%	58.55%	10.87%
Operating expenses:
Selling, general and administrative	12,681	940	13,621
Research and development	8,903	728	9,631
Change in fair value of contingent earnout	(508)	—	(508)

Total operating expenses	21,076	1,668	22,744

Loss from operations	$(21,630)	$(185)	$(21,815)

	Six Months Ended June 30, 2021
	Product	Software	Total
Revenue	$11,980	$3,439	$15,419
Cost of sales	10,408	1,176	11,584

Gross profit	1,572	2,263	3,835
Gross margin	13.12%	65.80%	24.87%
Operating expenses:
Selling, general and administrative	12,932	973	13,905
Research and development	8,861	816	9,677
Change in fair value of contingent earnout	(7)	—	(7)

Total operating expenses	21,786	1,789	23,575

(Loss) income from operations	$(20,214)	$474	$(19,740)

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Segment Assets:

	As of December 31, 2020	As of June 30, 2021
Product	$64,021	$41,053
Software	12,120	11,446

Total	$76,141	$52,499

13. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):

	Six Months Ended June 30,
	2020	2021
Numerator:
Net loss attributable to common stockholders	$(23,545)	$(22,055)

Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders—basic and diluted	1,192,866	1,211,645

Net loss per share attributable to common stockholders—basic and diluted	$(19.74)	$(18.20)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would be anti-dilutive:

	June 30,
	2020	2021
Convertible preferred stock	17,031,887	17,031,887
Stock options	2,246,614	2,436,690
Warrants	180,819	180,819
Forward obligation	224,842	224,842

Total	19,684,162	19,874,238

14. Subsequent Events

For purposes of the condensed consolidated financial statements as of June 30, 2021 and the six months then ended, the Company has evaluated subsequent events for recognition and measurement purposes through September 17, 2021, the date the condensed consolidated financial statements were available to be issued. The Company further evaluated subsequent events for disclosure purposes in these financial statements as of and for the six months ended June 30, 2021, through October 22, 2021. There were no events or transactions that required disclosure other than the modification of the Perceptive Loan on August 23, 2021 including the issuance of warrants to purchase 275,000 shares of Series E Preferred shares at $11.00 per share as disclosed in Note 9 and except as described below.

On October 20, 2021, the Company’s Board of Directors approved an amendment to the Company’s Articles of Incorporation to effect a reverse split of shares of the Company’s common stock and convertible preferred stock

SONENDO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

on a 1-for-1.825 basis (the “Reverse Stock Split”). The par values of the common stock and convertible preferred stock were not adjusted as a result of the Reverse Stock Split. All references to common stock, options to purchase common stock, convertible preferred stock, warrants and forward obligation issued for preferred stock, share data, per share data and related information contained in the consolidated financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented. The Reverse Stock Split was effected on October 22, 2021.

On October 20, 2021, the Company’s Board of Directors approved the Company’s 2021 Equity Incentive Plan (the “2021 Plan”) which will become effective as of the day prior to the Company’s public trading date (the “2021 Plan Effective Date”). The 2021 Plan allows the Company to make equity-based awards to its officers, employees, directors and other key persons, including consultants. The 2021 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, restricted stock, dividend equivalents, RSUs, stock appreciation rights, and other stock or cash awards.

The 2021 Plan provides that the aggregate number of shares available for issuance pursuant to awards thereunder shall be the sum of: (i) 13% of the shares outstanding as of the closing of the initial public offering; (ii) any shares which, as of the 2021 Plan Effective Date, are subject to the 2007 Plan and 2017 Plan prior plan awards which, on or following the 2021 Plan effective date, become available for issuance under the 2021 Plan; and (iii) an annual increase on the first day of each calendar year beginning on and including January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (a) 5% of the aggregate number of shares outstanding on the last day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by the Board.

Following the 2021 Plan Effective Date, the Company will not make any further grants under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards granted under it and the applicable award agreement.

On October 20, 2021, the Company’s Board of Directors approved the 2021 Employee Share purchase Plan (the “ESPP”), which will become effective as of the day prior to the Company’s public trading date. The ESPP provides that the aggregate number of shares of common stock available for issuance pursuant to awards under the ESPP is equal to the sum of: (i) 2% of the shares outstanding as of the closing of the Company initial public offering and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 1% of the shares outstanding on the final day of the immediately preceding calendar year, and (B) such smaller number of shares as is determined by the Board; provided, however, that the number of shares that may be issued or transferred pursuant to the rights granted under the ESPP shall not exceed 10,000,000 shares.

Through and including November 22, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

7,800,000 Shares

Sonendo, Inc.

Common Stock

P R O S P E C T U S

BofA Securities

Goldman Sachs & Co. LLC

Piper Sandler

Stifel

October 28, 2021